FILED PURSUANT TO
RULE 424(B)(4)
REGISTRATION NO: 333-121900

Prospectus

9,500,000 Shares

Common Stock

HomeBanc Corp. is selling 9,500,000 shares of common stock.

Our common stock is traded on the New York Stock Exchange under the symbol “HMB.” The last reported sale price of our common stock on the New York Stock Exchange on February 3, 2005 was $9.24 per share.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 13.

	Per share	Total
Public offering price	$9.1000	$86,450,000
Underwriting discounts	$0.5005	$4,754,750
Proceeds to us, before expenses	$8.5995	$81,695,250

We have granted the underwriters an option for a period of 30 days to purchase up to 1,425,000 additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on February 9, 2005.

JPMorgan	Friedman Billings Ramsey

A.G. Edwards

William Blair & Company

Flagstone Securities

Jackson Securities

February 3, 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus and as of the dates specified herein, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

The product and service names and logos used in this prospectus are service marks/trademarks or registered service marks/trademarks of HomeBanc Corp. or its affiliates. HomeBanc, A Better Way Home and A Better Way are trademarks of HomeBanc Corp. or its affiliates. Other products, services and company names mentioned in this prospectus are the service marks/trademarks of their respective owners.

i

Prospectus summary

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including “Risk factors” and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock. In this prospectus, unless the context suggests otherwise, references to “our company,” “we,” “us,” “our” and “HMB” mean HomeBanc Corp., including its subsidiaries. “HBMC” refers to HomeBanc Mortgage Corporation, our wholly-owned mortgage banking subsidiary. Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the overallotment option to purchase up to an additional 1,425,000 shares of our common stock.

HomeBanc Corp.

We are a Georgia corporation formed in March 2004 to (1) become the parent holding company of HomeBanc Mortgage Corporation, or “HBMC,” a residential mortgage lender that originates loans through a retail network of stores and strategic marketing alliances, and (2) hold a leveraged portfolio of prime mortgage loans. HBMC and its predecessors have been in the residential mortgage loan origination business for over 20 years. In connection with our July 2004 initial public offering, we completed a corporate reorganization that resulted in our owning 100% of the outstanding common stock of HBMC.

We intend to elect to be treated as a real estate investment trust, or “REIT,” under the Internal Revenue Code of 1986, as amended, or “Code,” for the tax year ended December 31, 2004. HBMC is a taxable REIT subsidiary that focuses its origination activities primarily on prime one-to-four family residential mortgage loans. While the definition of “prime” loans varies from company to company, we consider “prime” loans to be loans that satisfy our prescribed investment criteria, namely loan product type, credit scores and loan-to-value ratios.

Prior to our initial public offering and reorganization, HBMC sold substantially all of the mortgage loans that it originated to third parties in whole loan and securitized form. Following our initial public offering, we have continued to sell a majority of the fixed-rate mortgage loans that we originate. We believe that, due to the complexity of some interest-only, adjustable-rate mortgage loan products, the secondary whole loan mortgage market does not always accurately reflect their value. Therefore, following our initial public offering, we have retained prime, adjustable-rate mortgage loans that meet our investment criteria, including interest-only mortgage loans, to more fully realize their value. We service the loans that we hold for investment.

At November 30, 2004, we held a portfolio of mortgage loans with an aggregate principal amount of approximately $2.6 billion, the majority of which was comprised of adjustable-rate mortgage loans with rates based on the London Interbank Offered Rate, or “LIBOR.” Based upon principal amount outstanding, 52.9% of the loans in our portfolio are comprised of six-month LIBOR loans and closed-end second lien loans, which have interest rates that adjust every six months; 27.3% consist of three-year fixed/six-month interest-only, five-year fixed/six-month interest-only and seven-year fixed/six-month interest-only hybrid loans, which have a fixed interest rate for three to seven years, and then adjust every six months thereafter; 18.3% are comprised of one-month LIBOR loans, which have interest rates that adjust monthly; and the remaining 1.5% is comprised of interest-only construction-to-permanent loans that are either prime-rate based loans, which adjust monthly, LIBOR-based loans, which adjust every six months, or loans that are fixed for five years and then adjust every six months thereafter.

We finance our mortgage loan holdings with equity and debt, primarily adjustable-rate securitizations treated by us as secured borrowings for financial reporting and income tax purposes. We have completed two securitizations totaling approximately $1.9 billion of loans and propose to make another securitization offering in February 2005. We intend to use the proceeds from this offering and leverage to continue to increase our retained portfolio of high quality adjustable-rate mortgages. Although we do not presently intend to actively invest in loans or mortgage-backed securities collateralized by assets that we do not originate, we may do so from time to time in the future.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “HMB,” and, as of February 3, 2005, we had a market capitalization of approximately $420.4 million based on a closing price of $9.24 per share.

HBMC began operating independently in May 2000, following a leveraged buyout by its Atlanta-based management team and GTCR Golder Rauner, L.L.C. and its affiliated funds, or “GTCR.” HBMC was First Tennessee Bank National Association’s Atlanta, Georgia mortgage banking operations that operated under the name of “HomeBanc Mortgage Corporation.” Since 2001, our first full year of operating as an independent company, originations have grown at a compound annual rate of approximately 20%, from $4.1 billion in 2001 to $5.9 billion in 2003.

We originated over $4.3 billion of mortgage loans in the first nine months of 2004, and our purchase money mortgage originations increased almost 15% over the same period a year ago. According to the Atlanta Business Chronicle, from July 1, 2003 to June 30, 2004, HBMC was the second largest originator of residential mortgage loans in the Atlanta, Georgia market.

Our growth has benefited from recent low interest rates and a long period of economic and population growth in our markets. We and our predecessors were profitable for all prior full years of independent operations, with net income of $7.7 million in 2003. During the nine months ended September 30, 2004, we recorded a net loss of $36.2 million for generally accepted accounting principles, or “GAAP,” purposes due largely to our decision to retain loans rather than realize gains on loan sales in the secondary market as well as lower production volumes and the higher expenses we incurred, including expenses related to being a public company. Based upon our REIT taxable earnings, on November 9, 2004, we declared a third quarter dividend of $0.12 per share, which was paid on November 30, 2004 to shareholders of record on November 19, 2004. On December 15, 2004, we declared a fourth quarter dividend of $0.17 per share, which was paid on January 28, 2005 to shareholders of record on December 30, 2004.

Our business is founded upon what we call the “Five Ps”—People, Purchase money mortgage originations, Product offerings, Process and Profitability.

People.    We believe that the success of our organization begins with our people, and their ability to provide quality customer service. Focusing on our people, we seek to recruit, train and retain only the highest quality people to provide outstanding customer service. We are ranked 20th on FORTUNE Magazine’s 2005 list of the “100 Best Companies To Work For.”

Purchase Money Mortgage Originations.    We generally focus on originating prime one-to-four family purchase money mortgage loans, rather than mortgage refinancings. During 2003, as measured by total principal balance, approximately 67% of our mortgage loan originations were purchase money mortgage loans, compared to an industry average of 34%, according to the Mortgage Bankers Association of America, or “MBAA.” For the first nine months of 2004, purchase money mortgages represented 79% of our total originations, compared to an industry average of 55%. Our purchase money mortgage loans have represented approximately two-thirds of our annual mortgage loan production since 2001. During the first nine months of 2004, we originated over $4.3 billion of mortgage loans, including approximately $3.4 billion in purchase money originations and $0.9 billion in refinancing originations, compared to total loan originations of $4.7 billion, including $3.0 billion and $1.7 billion, respectively, of purchase money and refinancing originations during the first nine months of 2003.

Through HBMC, we originate residential mortgage loans through 19 stores and, as of September 30, 2004, 126 store-in-store locations in the offices of our realtor strategic alliance partners, located in the states of Georgia, Florida and North Carolina. In addition to utilizing traditional retail mortgage loan origination channels, our purchase money mortgage origination strategy focuses on developing and expanding our strategic marketing alliances with residential realtors and home builders who have a significant presence in their markets. As of September 30, 2004, we had 140 strategic marketing alliances, 76 of which were with residential realtors and 64 of which were with home builders. Our growing number of strategic marketing alliances directly accounted for more than 36% and 34% of our purchase money mortgage loan originations during 2003 and the first nine months of 2004, respectively.

Product Offerings.    We offer a wide variety of fixed- and adjustable-rate residential mortgage loan products to meet different market and customer needs, including conforming FNMA/FHLMC mortgage loans, FHA/VA government-insured mortgage loans, adjustable-rate mortgage loans, including construction-to-permanent and second lien mortgage loans (generally in connection with first lien mortgage loans), nonconforming loans and a limited volume of sub-prime mortgage loans. We use a consultative selling approach, utilizing statistical technology, that we believe enables us to offer our products to customers more effectively than many of our competitors.

Process.    We believe that our emphasis on customer satisfaction is one of the principal reasons that customers select us for their mortgage loan needs. We also believe that a high level of job satisfaction among our associates results in a higher degree of customer satisfaction. We provide a Customer Service Guarantee, where we offer an unconditional refund of our application fee if, after closing, our customers are dissatisfied for any reason.

Profitability.    We believe that our focus on people development and purchase money mortgages, coupled with our product offerings and our customer-oriented process, distinguish our company and drive our profitability. We use REIT taxable income as the basis for establishing the amount of dividends payable to holders of our common stock. REIT taxable income is not a financial measure under GAAP. The most comparable GAAP measure is consolidated GAAP net income. Although we may continue to have REIT taxable income in future periods, we presently expect that, for the near term, we will continue to have a consolidated GAAP net loss.

Our Industry and Market Opportunity

The residential mortgage loan market is the largest consumer finance market in the United States. According to the December 20, 2004 Mortgage Financial Forecast of the MBAA, lenders in the United States originated more than $3.8 trillion in one-to-four family mortgage loans in 2003. In its report, the MBAA projects that mortgage loan volumes will decline to $2.8 trillion for 2004, and further in 2005. For the nine month period ended September 30, 2004, according to information on the MBAA’s Internet website, actual total mortgage originations had fallen 31% when compared to the same period in 2003. These declines are attributable to the decline in the volume of refinancings of existing mortgage loans relative to 2003. The MBAA also projects that purchase money mortgage loan volume, representing our primary focus, will increase to $1.6 trillion in 2004, from $1.3 trillion in 2003, and remain relatively constant in 2005. For the first nine months of 2004, purchase money mortgages increased to $1.2 trillion, from $958 billion for the same period in 2003.

Generally, the residential mortgage industry is highly competitive and consists of a wide variety of brokers, banks, thrifts, mortgage companies, and securities firms operating in local, regional and national markets. We believe that our focus on high-quality prime residential mortgage loans, our customer service and strategic marketing alliances with realtors and home builders, and our experience with credit evaluation and pricing, will, over time, provide us with significant advantages over many of our competitors.

We have offices in Georgia, Florida and North Carolina, and focus on select markets in the Southeast which we believe have attractive demographics, such as population growth and growth in one-to-four family residences. Further expansion is planned for specific markets in Georgia, Florida and North Carolina, as well as in South Carolina, Tennessee and the Washington D.C. metropolitan area.

Our Business Strategy

We emphasize retail prime residential mortgage loan originations, and our service is built on a foundation of people dedicated to delivering the right products and consistently high levels of customer satisfaction. We believe that our goals of sustainable growth and consistent profitability can be achieved through this strategy which builds on our over 20 year history, and includes:

•	utilizing recruiting and training programs to attain a highly productive and committed team dedicated to consistently delivering outstanding customer service;

•	fostering and maintaining a strong corporate culture and working environment;

•	focusing on purchase money mortgage originations, which have grown for us each year since 1995, notwithstanding changing market environments;

•	increasing originations through strategic marketing alliances with residential realtors and home builders who have a significant presence in their markets;

•	expanding our existing market penetration and extending our platform into geographic areas with favorable demographic characteristics and opportunities;

•	originating mostly prime residential mortgage loans through HBMC that we can either retain in our investment portfolio on a leveraged basis or sell to third parties;

•	utilizing a transparent funding strategy of securitizing the mortgage loans that we retain as a primary means of long-term financing, which is treated as debt for financial reporting and income tax purposes, and targeting a leverage ratio of 16-18 times the amount of our equity; and

•	retaining prime adjustable-rate and hybrid mortgage loans that satisfy our investment criteria;

Our business strategy involves various risks, including the following:

•	Changes in interest rates may adversely affect our volume of mortgage loan originations, the value of our mortgage loans held, our liquidity, our net interest income and funds available for distribution to our shareholders;

•	Our leveraged strategy means that all or substantially all of our assets are and will continue to be used to secure our financing facilities, and our leverage will magnify the effects of changes in interest rates and any losses we may incur on our planned investments;

•	Our ability to hedge against interest rate risks is limited by the federal income tax limitations imposed upon REITs;

•	Material adverse changes affecting our strategic marketing alliances, whether as a result of governmental action or competition, may adversely affect our revenues, business and prospects;

•	The covenants and conditions of our financing arrangements restrict our operations, and any failure to comply with these covenants and conditions would, absent amendments or waivers, permit our creditors to accelerate our indebtedness and our secured creditors to proceed against our assets securing such financing facilities, which would adversely affect our earnings and the value of our shares of common stock;

•	The REIT distributions required by the federal income tax laws could negatively affect our liquidity, profitability and future growth; and

•	Although we may continue to have REIT taxable income in future periods, we presently expect that, for the near term, we will continue to have a consolidated GAAP net loss.

See “Risk factors” for a further discussion of risks.

Our History

HBMC started as part of HomeBanc Federal Savings, which was chartered in 1929 and began a residential mortgage loan origination program over 20 years ago. By 1992, HomeBanc Federal Savings’ residential mortgage division had grown into one of the largest mortgage loan originators in the Atlanta, Georgia market. In 1995, a subsidiary of First Tennessee Bank National Association acquired HomeBanc Federal’s mortgage division. In May 2000, the Atlanta-based management of the mortgage division of First Tennessee Bank, together with GTCR, completed a leveraged buyout of First Tennessee’s mortgage operations conducted under the name “HomeBanc Mortgage Corporation.” As a result of this buyout, HBMC began independent operations as a wholly-owned subsidiary of HBMC Holdings, LLC and its subsidiary, Abetterwayhome Corp.

According to the Atlanta Business Chronicle, in the Atlanta market, HBMC ranked first in volume of mortgage lending from 1998 to 2002 and second in mortgage loan originations from July 1,

2003 to June 30, 2004. In 2003 and the first nine months of 2004, HBMC originated over $5.9 billion and $4.3 billion, respectively, in total mortgage loans.

HomeBanc Corp. was formed as a Georgia corporation in March 2004 to become the parent holding company of HBMC.

Our Reorganization

We reorganized our corporate structure in July 2004 to meet the requirements for qualification as a REIT under the Code.

In our reorganization, HomeBanc Corp. issued 6,751,107 shares of its common stock to HBMC Holdings. Following the reorganization, HomeBanc Corp. owns all of HBMC Holdings’ subsidiaries, including HomeBanc Mortgage Corporation and Abetterwayhome Corp. Prior to the closing of HomeBanc Corp.’s initial public offering, HBMC Holdings distributed shares of the common stock of HomeBanc Corp. that it received in the reorganization to the holders of its preferred units, who received shares of our common stock with an aggregate value of approximately $45.8 million. This amount equaled the aggregate value of the capital accounts, including accumulated but unpaid distributions, of the preferred units as of the date of the initial public offering. HBMC Holdings has retained 649,430 shares of our common stock, which are subject to the lock-up agreement with the underwriters of this offering.

Our current structure, before giving effect to this offering, is as follows:

1	GTCR owns 81.3% of the common units of HMBC Holdings.

All subsidiaries are 100% owned, except HomeBanc Title Partners, LLC, which is 85% owned by HomeBanc Mortgage Corporation and is 15% owned by Security First Title Affiliates, Inc. of Largo, Florida, which is not affiliated with us.

Our REIT Status

As a REIT, we generally are not subject to federal income tax on REIT taxable income that we distribute to our shareholders, but taxable income generated by our taxable REIT subsidiaries, including HBMC, is subject to regular corporate income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90% of their REIT taxable income each year to their shareholders. If we fail to qualify for taxation as a REIT in any year, then our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four taxable years following the year in which we failed to qualify. Even if we do qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Dividend Policy and Distributions

In order to qualify as a REIT, generally, we must distribute to our shareholders at least 90% of our REIT taxable income each year. To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income in a calendar year, we will be subject to federal corporate income tax on our undistributed income. In addition, if we fail to distribute an amount during each year equal to the sum of 85% of our REIT ordinary income for that year, and 95% of our capital gain net income for that year and any undistributed income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed. Please refer to the related additional information in this prospectus under the caption “Federal income tax consequences.”

Distributions to our shareholders, other than distributions designated by us as capital gain dividends, are treated as dividends to the extent that we have current or accumulated earnings and profits. Generally, our distributions are not “qualified dividends” subject to the 15% marginal federal income tax rates. Please see the related additional information in this prospectus under the caption “Federal income tax consequences.” We intend to make regular quarterly distributions to our shareholders so that we distribute each year all or substantially all of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings and to qualify for the tax benefits accorded to REITs under the Code. Our REIT taxable income may exceed our cash available for distribution, and the requirement to distribute a substantial portion of our net taxable income could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in additional mortgage loans, future acquisitions, capital expenditures or repayment of debt.

On November 30, 2004, we paid a dividend of $0.12 per share to our shareholders of record on November 19, 2004, with respect to our REIT taxable earnings during the third quarter of 2004.

On January 28, 2005, we paid a dividend of $0.17 per share to our shareholders of record on December 30, 2004, with respect to our estimated REIT taxable earnings for the fourth quarter of 2004. We expect that such distributions will enable us to meet the REIT tests for our short taxable year ended December 31, 2004.

Our ability to pay distributions depends primarily on our receipt of interest and principal payments from our loans, proceeds from retained interests in securitizations of our loans, interests in other investments and any distributions that we receive from our subsidiaries. Our taxable REIT subsidiaries, including HBMC, are subject to regular corporate income tax on their taxable income. We may cause our taxable REIT subsidiaries to retain after-tax earnings or distribute all or a portion of their after-tax earnings to us to the extent that such retention or distribution would not cause us to lose our status as a REIT under the Code. If our taxable REIT subsidiaries distribute any of their after-tax earnings to us, then we intend to include such amounts in the distributions we pay to our shareholders and, for domestic non-corporate taxpayers, that portion of our distributions, unlike distributions of our REIT taxable income from other sources, generally is eligible to be taxed at the current 15% maximum marginal rate for “qualified dividends.” We also have the authority to make a distribution of capital or of assets. However, all distributions, and our distribution policy generally, are subject to approval and change by our board of directors.

If we are unable to successfully execute our business plan, then we may not have cash available to pay distributions.

In addition, our board of directors may, under our articles of incorporation, issue securities which may have preferences and rights senior to our common stock with respect to distributions, which could adversely affect, and potentially eliminate, the distributions to our common shareholders.

Restrictions on Ownership of Our Capital Stock

In order to assist us in maintaining our qualification as a REIT under the Code, our articles of incorporation contain restrictions on the number of shares of our capital stock that a person may own. No person may acquire or hold, directly or constructively, after application of the attribution provisions of the Code, in excess of 9.8% of (1) the aggregate Market Price (as defined in our articles of incorporation) of all outstanding shares of all classes and series of our capital stock or (2) the aggregate Market Price (as defined in our articles of incorporation) or number, whichever is more restrictive, of the outstanding shares of our common stock. These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or which shareholders otherwise may consider to be in their best interest. Our board of directors may, in its sole discretion, waive the ownership limit with respect to a particular shareholder if it is presented with evidence satisfactory to it that the ownership of that shareholder will not then or in the future jeopardize our status as a REIT. Our articles of incorporation also contain “disqualified person” provisions that prohibit certain cooperatives, governmental entities, international organizations and tax-exempt organizations that are exempt both from the unrelated business income tax and from federal income taxation from owning our stock because a tax could be imposed on us if our shares are held by those entities and we own real estate mortgage investment conduit, or REMIC, residual interests or, although the law is unclear on the matter, an interest in a taxable mortgage pool. We have granted GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and their limited partners, in their capacity as limited partners of these funds, a waiver of the “disqualified person” provisions of our articles of incorporation with respect to shares of our common stock that the limited partners of these funds beneficially owned (as defined in our articles of incorporation) immediately after the reorganization and as a result of GTCR Fund VII/A, L.P.’s purchase of shares of our common stock in our initial public offering. Please refer to the information contained in this prospectus under the caption “Description of capital stock—Restrictions on Ownership and Transfer.”

Our principal executive offices are located at 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319, and our telephone number at that address is (404) 303-4000. Our Internet website is located at www.homebanc.com. We are not incorporating the information on our website into this prospectus, and our website and the information appearing on our website are not a part of this prospectus.

The offering

Common stock offered by HomeBanc	9,500,000 shares

Common stock to be outstanding after this offering(1)	55,001,117 shares

Use of proceeds	We intend to use the net proceeds to us from this offering as follows:

•    approximately $79.8 million for the repayment of outstanding borrowings under our warehouse line; and

•    the remaining approximately $1.0 million for other general corporate purposes, including working capital and potential future expansion

Risk factors

Investing in our common stock involves a high degree of risk. Please refer to the information under “Risk factors” and the other information included in this prospectus for a discussion of the factors that you should consider carefully before deciding whether to purchase our common stock.

New York Stock Exchange symbol	“HMB”

(1)	Excludes 768,890 shares issued as restricted stock units, 1,244,865 shares issued as stock appreciation rights with tandem dividend equivalent rights and 1,286,245 shares reserved for future issuance under our Amended and Restated 2004 Long-Term Incentive Plan, or “LTIP,” as of December 31, 2004.

Summary consolidated financial data

You should read the following summary historical consolidated financial data of HomeBanc Corp. and its predecessors and HBMC Holdings, LLC in conjunction with their respective consolidated financial statements and related notes thereto and with “Management’s discussion and analysis of financial condition and results of operations,” which are included elsewhere in this prospectus.

The following table sets forth, for periods ended on or prior to December 31, 2003, summary historical financial and operating data on a consolidated basis for HBMC Holdings, LLC, which, through its subsidiaries, conducted all our operations and held all our assets prior to the reorganization. The following table also sets forth, for periods ended after December 31, 2003, summary historical financial and operating data on a consolidated basis for HomeBanc Corp. and its predecessors. We anticipate that our historical financial results will not necessarily be indicative of our future performance, since we expect to hold most of our adjustable-rate mortgage loans rather than sell them. As a result, our gain on sale income will be reduced as fewer loans are expected to be sold. We expect to incur greater interest expense to carry loans in our portfolio and to generate higher interest and service fee revenues as a result of retaining these loans. Our historical financial data for periods ended on or prior to December 31, 2003 also does not reflect the effects of our capital structure following our initial public offering (except for numbers of shares and per share data), or the tax effects of HomeBanc Corp.’s election to be taxed as a REIT.

The summary historical balance sheet data as of December 31, 2003, 2002 and 2001 and the summary operating data for the years then ended of HBMC Holdings, LLC have been derived from the historical consolidated financial statements of HBMC Holdings, LLC, audited by Ernst & Young LLP, our independent auditors, whose report with respect to the financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 is included elsewhere in this prospectus. The summary financial data as of September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003 have been derived from the unaudited historical consolidated financial statements of HomeBanc Corp. and its predecessors. The financial information presented in the following table is not necessarily indicative of the financial condition, results of operations or cash flows of any other interim or yearly periods.

The income per share and common stock data give effect to our recent reorganization and initial public offering as if these events occurred on the first day of the periods presented.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Operating Data:	(dollars in thousands, except per share amounts)
Revenues:
Net gain on sale of mortgage loans	$33,789	$71,176	$89,516	$77,746	$50,587
Net interest income	8,501	7,811	11,528	6,060	5,271
Provision for loan losses	(1,659)	—	—	—	—
Other revenue	4,104	456	945	32	—

Total revenues	44,735	79,443	101,989	83,838	55,858

Expenses:
Salaries and employee benefits	39,997	28,927	40,429	35,954	24,017
Marketing and promotions	17,097	11,850	16,970	9,307	6,416
Occupancy and equipment expense	16,872	8,915	12,722	10,505	9,255
Other expenses	18,472	14,400	18,479	12,978	14,420

Total expenses	92,438	64,092	88,600	68,744	54,108

(Loss) income before income taxes	(47,703)	15,351	13,389	15,094	1,750
Income tax (benefit) expense	(11,473)	6,361	5,678	6,204	(5,820)

Net (loss) income	$(36,230)	$8,990	$7,711	$8,890	$7,570

Per Share Data:
Basic income per share	$(2.37)	$1.45	$1.24	$1.56	$1.47
Diluted income per share	$(2.37)	$1.45	$1.24	$1.56	$1.47
Cash dividends declared per share	$—	$—	$—	$—	$—
Weighted average common shares outstanding—basic	15,260,243	6,187,860	6,237,443	5,681,984	5,133,832
Weighted average common shares outstanding—diluted	15,260,243	6,187,860	6,237,443	5,681,984	5,133,832
Selected Balance Sheet Data (at period end):
Assets:
Cash	$23,025	$70	$1,722	$5,311	$3,462
Mortgage loans held for sale	348,432	572,709	325,482	475,018	414,419
Mortgage loans held for investment, net	2,016,043	—	—	—	—
Mortgage servicing rights, net	5,761	—	400	—	—
Accounts receivable	17,583	29,393	28,325	6,237	9,537
Goodwill, net	39,995	39,995	39,995	39,995	39,995
Total assets	2,509,348	662,729	429,895	539,901	482,867
Liabilities:
Warehouse lines of credit	413,481	444,248	257,045	367,634	322,617
Aggregation credit facilities	752,391	—	—	—	—
Loan funding payable	80,416	112,460	63,219	80,572	76,301
Debt	948,205	36,720	36,720	36,720	44,655
Total liabilities (excluding minority interest)	2,233,771	617,578	384,983	503,050	457,516
Shareholders’ equity (data from 2001-2003 reflects Unitholders’ equity)	275,545	45,135	44,891	36,851	25,351
Other Data (unaudited):
Purchase money originations	$3,442,133	$3,001,454	$3,944,744	$3,259,736	$2,747,563
Refinancing originations	877,748	1,685,634	1,975,290	1,761,113	1,316,848

Total originations(1)	$4,319,881	$4,687,088	$5,920,034	$5,020,849	$4,064,411

Fixed-rate originations	$984,082	$2,302,984	$2,624,534	$2,002,177	$2,763,790
Adjustable-rate originations	3,335,799	2,384,104	3,295,500	3,018,672	1,300,621

Total originations(1)	$4,319,881	$4,687,088	$5,920,034	$5,020,849	$4,064,411

Weighted average loan-to-value ratio-first lien	79.6%	79.0%	75.7%	75.8%	78.2%
Weighted average loan-to-value ratio-second lien	93.3%	92.2%	92.6%	88.9%	85.6%
Weighted average middle FICO credit score-first lien	717	716	713	713	709
Weighted average middle FICO credit score-second lien	726	725	725	725	734
Weighted average loan size-first lien	$195,058	$181,585	$183,473	$183,922	$163,835
Weighted average loan size-second lien	$40,989	$42,946	$42,756	$43,120	$39,027
Total mortgage sales	$2,198,708	$4,507,872	$5,869,183	$4,898,601	$3,851,663
Weighted average whole loan gain on sale	1.54%	1.58%	1.53%	1.59%	1.31%
Number of stores at period end	19	14	16	14	12
Number of realtor store-in-store locations at period end	126	85	98	48	30
Number of employees at period end	1,270	1,198	1,180	854	699

(1)	Originations include the full amount of construction-to-permanent loans that have closed, regardless of the amount funded.

Risk factors

You should carefully consider the risks described below together with all of the other information included in this prospectus before you decide to invest in our common stock. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to Our Business

We Originate Mortgage Loans Primarily in the Southeast, and Any Adverse Market or Economic Conditions in that Region May Negatively Affect the Ability of Our Customers to Repay Their Loans.

Our mortgage loan originations have been, and are expected to be, concentrated in the Southeast United States. In 2003 and during the first nine months of 2004, 97% and 96%, respectively, of our residential mortgage loan originations were made to borrowers in the States of Georgia and Florida. Any adverse market or economic conditions in the Southeast may increase the risk that our borrowers in that region are unable to make their mortgage payments. In addition, the market value of the real estate securing those mortgage loans as collateral could be adversely affected by adverse market and economic conditions in our region. Our efficiency in maximizing our proceeds from securitizations may be adversely affected by our regional focus. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the Southeast could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm the value of our assets, our revenues, results of operations, financial condition, business prospects and ability to make distributions to our shareholders. In addition, if the volume of home sales declines in the Southeast, then the volume of purchase money mortgages, which is our focus, likely would also decline, negatively affecting our revenues, results of operations and ability to make distributions to our shareholders.

We Have a Limited Operating History.

We were formed in March 2004 in contemplation of our reorganization. HBMC, our primary operating subsidiary, which originates and sells mortgage loans, has only been a separate entity since May 2000, following the management-led buyout, together with GTCR, of the Atlanta-based mortgage division of First Tennessee Bank’s mortgage operation under the name “HomeBanc Mortgage Corporation.”

As part of our corporate restructuring, we also formed Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II, HomeBanc Funding Corp., HomeBanc Funding Corp. II and HMB Acceptance Corp., wholly-owned, single-purpose subsidiaries, to facilitate the aggregation and securitization of some of the mortgage loans that we originate. These entities also have limited operating histories, and we have limited experience at operating our own securitization program. If our management is unable to successfully operate this securitization program, then our results of operations would suffer, and we would have less funds available for distribution to our shareholders.

Our Management Has Limited Experience in Operating REITs.

We intend to elect to be treated as a REIT under the Code, effective for our short taxable year ended on December 31, 2004, and our management has limited experience in operating a REIT. If our management is unable to successfully operate our newly restructured company, including operating as a REIT, then our results of operations would suffer, and we would have less funds available for distribution to our shareholders.

We Rely on Key Personnel With Long-Standing Business Relationships, the Loss of Any of Whom Could Impair Our Ability to Successfully Operate Our Business.

Our future success depends, to a significant extent, on the continued services of Patrick S. Flood, our chairman of the board and chief executive officer, Kevin D. Race, our president, chief operating officer and chief financial officer, Dr. Paul Lopez, our executive vice president of business development, Dr. Dwight Reighard, our executive vice president and chief people officer, and other key members of our executive management team who also generally serve in similar capacities with HBMC. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective mortgage loan origination channels is critically important to the success of our business. Although we have employment agreements with Messrs. Flood and Race, Drs. Lopez and Reighard and other key executives, these executives may not remain employed with us. We presently maintain a key person life insurance policy on Patrick S. Flood, and we presently intend to obtain key person life insurance on Kevin D. Race. However, these insurance policies would not fully offset the loss to our business, and our organization generally, that would result from our losing the services of these key individuals. As a result, the loss of services of one or more members of our senior management team could adversely affect our ability to successfully operate our business and our prospects.

The Loss of Our Strategic Marketing Alliances, or Our Inability to Create Strategic Marketing Alliances in New Markets, Could Negatively Affect Our Results of Operations.

Our strategic marketing alliances with residential realtors and home builders have provided us with a point-of-sale network in our markets and are a key component of our business. If we should lose certain of these strategic marketing alliances, or if these alliances or the parties involved in these alliances were adversely affected, whether as a result of changes in laws, regulations, regulatory interpretations or otherwise, we may well experience a decline in our mortgage loan production, which would negatively affect our revenues and results of operations, and could limit our ability to pay distributions to our shareholders. In addition, if we are unable to create and establish strategic marketing alliances in new markets and add to those in our existing markets, or if we are unable to continue to successfully leverage our existing and future strategic marketing alliances, then we likely would be unable to effect our business strategy, which could negatively affect our results of operations. The profitability and success of our strategic marketing alliances could be adversely affected to the extent other mortgage lenders adopt or promote similar strategies and offer more attractive terms to our existing and potential alliance partners. Our business and prospects may well be materially harmed if we were unable to maintain or enter into strategic marketing alliances with similar economic effect as we have utilized historically, whether as a result of regulatory action, including as a result of a current inquiry by the U.S. Department of Housing and Urban Development (HUD) described under “—Our Business Operations Are Subject to Complex Laws and Regulations,” or otherwise.

Our Recent Operating Results May Not Be Indicative of Our Future Operating Results, Due to Several Key Factors and We Expect to Continue to Have Consolidated GAAP Net Losses in the Near Future.

Our growth has benefited from recent low interest rates and a long period of economic and population growth in our markets. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment. In addition, our recent and rapid growth may distort some of our ratios and financial statistics. In addition, our business strategy of developing a portfolio of mortgage loans that we service and that is financed with leverage, including mortgage-backed debt securities, affects the comparability of our results, cash flows and financial condition against prior periods, since in 2004 we have been retaining rather than selling a material portion of the loans we originate. We also have incurred and will continue to incur additional costs as a public company. In light of this growth and changes in our business, our historical performance and operating and origination data may not be predictive of our future performance.

HBMC realized a net loss of $17.3 million for its first eight months of operations during 2000 compared to net income of $7.7 million in 2003. We use REIT taxable income as the basis for establishing the amount of dividends payable to holders of our common stock. For the nine months ended September 30, 2004, during which we completed our reorganization and our initial public offering, we realized REIT taxable income of $5.4 million and a consolidated GAAP net loss of $36.2 million. REIT taxable income is a non-GAAP financial measure, and the most comparable GAAP measure is consolidated GAAP net income. Although we may continue to have REIT taxable income in future periods, we presently expect that, for the near term, we will continue to have consolidated GAAP net losses.

We May Not Continue to Realize Benefits from Taxable Losses Realized at HBMC.

Our GAAP net income benefits from our recognition of tax benefits related to taxable losses we generate at HBMC. Our ability to recognize such benefits is contingent upon our assessment of existing temporary differences, tax planning strategies, and future HBMC taxable income and could decrease as such relevant factors are evaluated. We also have recognized a deferred tax asset, which may be affected adversely and reduced as a result of similar factors. Any reduction of this asset as a result of us determining that our benefits from this asset will be less than expected would also reduce our income and net worth.

Increases in Interest Rates May Adversely Affect Us and the Market Value of Our Assets.

Increases in interest rates may negatively affect borrowers’ ability to timely pay their mortgage loan obligations, residential property values and the market value of our mortgage-related assets. Our fixed-rate securities and loans generally will be affected more negatively by these increases than our adjustable-rate securities and loans. GAAP requires us to reduce our shareholders’ equity, or book value, by the amount of any decrease in the market value of our mortgage-related assets and securities held for sale.

A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan credit agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Increases in Interest Rates May Negatively Affect Our Earnings, Could Increase Our Competition in the Purchase Money Mortgage Market and May Decrease the Cash Available for Distribution to Our Shareholders.

As interest rates increase, the demand for consumer credit, including mortgage loans, generally decreases. Interest rates have been at historically low levels in recent years, and the MBAA has predicted that residential mortgage loan originations will decrease in 2005 due mostly to decreases in mortgage refinancings. Although we believe purchase money mortgages are affected less by changes in interest rates than refinancings, in a period of rising interest rates, we expect to originate and sell fewer mortgage loans. In addition, during any period of rising interest rates, the number of refinancings in the market likely would decrease, and could result in increased competition in the purchase money mortgage market, which is our focus. Accordingly, a period of rising interest rates would negatively affect our business through fewer mortgage loan originations and increased competition, which could adversely affect the price of our common stock and the funds that we have available for distribution to our shareholders.

Changes in interest rates also may affect our net interest income, which is the difference between the interest income that we earn on our interest-earning investments and the interest expense that we incur in financing our investments through debt, including securitizations. Changes in the level of interest rates may negatively affect our volume of mortgage loan originations, the value of our assets and our ability to realize gains from the sale of loans we originate for resale, all of which ultimately affect our earnings. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates and times than the interest that we earn on our assets. If the net differential between our interest income on our mortgage loan assets and our interest expense to carry such loans was reduced, our net income would be reduced. Interest rate fluctuations resulting in our interest expense exceeding our interest income could result in operating losses for us and may limit or eliminate our ability to make distributions to our shareholders.

We May be Unable to Effectively Hedge Against Interest Rates.

We attempt to reduce potential interest rate risks through various “hedging” activities, including entering into forward contracts to sell our loans in the secondary market, options to deliver mortgage-backed securities to the secondary market, and interest rate swaps and other interest rate protection contracts. Our management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan originations and sales. We also may be limited in the type and amount of hedging transactions that HomeBanc Corp. may use in the future by its need to satisfy the REIT income tests under the Code. Only income from certain hedging transactions is disregarded income for purposes of the 95% gross income test, and no hedging income qualifies for purposes of the 75% gross income test. As a result, our ability to effectively hedge against changes in interest rates at HomeBanc Corp. could be limited, and our earnings could be reduced and could vary more from period to period.

We Leverage Our Portfolio, Which Exacerbates Any Losses We Incur on Our Investments and May Reduce Cash Available for Distribution to Our Shareholders.

We leverage our portfolio through borrowings, generally through the use of our warehouse lines of credit, our repurchase aggregation facilities, securitizations and other borrowings. The amount of leverage we incur will vary depending on our equity, our ability to obtain credit facilities and our lenders’ estimates of the value of our portfolio’s cash flow. The return on our investments and cash available for distribution to our shareholders may be reduced to the extent that changes in market conditions cause the costs of our financings to increase relative to the income that can be derived from the assets we hold in our portfolio. Further, the leverage on our equity may exacerbate any losses we incur.

Our debt service payments reduce the net income available for distribution to our shareholders. We may not be able to meet our debt service obligations in the future and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. A decrease in the value of the assets may lead to margin calls which we will have to satisfy. We may not have the funds available to satisfy any such margin calls. We have a target overall leverage ratio of 16 to 18 times our equity and our leverage ratio as of September 30, 2004 was 7.7 times our equity. We may change our target leverage ratio, up or down, subject to market conditions, covenants contained in our financing facilities and other factors. We and our subsidiaries had outstanding indebtedness, including obligations under our warehouse facilities, mortgage loan repurchase facilities, loan aggregation facilities, securitization borrowings and other sources of borrowing of approximately $2.1 billion as of September 30, 2004.

Retaining Subordinated Interests Exposes Us to Increased Credit Risk.

We maintain and expect to continue to maintain an interest in loans that we originate by retaining subordinated interests in mortgage-backed securities that include loans we originate. Subordinated interests are classes of mortgage-backed securities that are subject to the senior claims of mortgage debt securities sold to investors. Losses on the underlying mortgage loans may be significant to the owner of a subordinated interest because the investments are leveraged. For example, if we retain a $10 million principal amount subordinated interest in a $100 million pool of mortgage loans that is subject to $90 million of senior mortgage-backed securities, and that pool suffers $7 million of losses, then the entire loss will be allocated to us as owner of the subordinated interest. As a result, a 7% loss on the loans would translate into a 70% loss of principal and the related interest for the owner of the subordinated interest.

Our Financing Facilities Impose Restrictions on Our Operations.

We and our subsidiaries have, and expect to continue to have, various credit and financing arrangements with third parties to fund our respective operations. The existing credit and financing arrangements of HomeBanc Corp., HBMC, HomeBanc Funding Corp. and HomeBanc Funding Corp II impose, and the terms of future credit and financing arrangements likely will impose, restrictions on our operations. The agreements governing our existing credit and financing arrangements contain a number of covenants that, among other things, require us to:

•	satisfy prescribed financial ratios specific to each arrangement;

•	maintain a minimum level of tangible net worth, which is adversely affected by our consolidated GAAP net losses; and

•	maintain a minimum level of liquidity.

Certain facilities also have minimum net income covenants.

Our ability to comply with these ratios may be affected by events beyond our control. The agreements also contain covenants that, among other things, limit our ability to:

•	pay dividends or make distributions in respect of the shares or our other ownership interests in our subsidiaries;

•	incur additional debt without obtaining prior consent;

•	guaranty the debt of others;

•	make material changes in the nature of our business; and

•	sell all or substantially all of our assets or effect a merger or consolidation.

A breach of any of these restrictive covenants, or our inability to comply with the required financial ratios, could, unless waived or amended, result in a default under our credit and financing arrangements. If a default occurs, then the lenders may elect to declare all of our outstanding obligations, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, then the lenders under our credit and financing arrangements will have the right to proceed against the collateral granted to them to secure the debt. If our outstanding debt were to be accelerated, we cannot assure you that our assets would be sufficient to repay that debt in full, which would cause the market price of our common shares to decline significantly and would adversely affect the cash that we have available for distribution to our shareholders.

We Have Sought and Received Waivers and Amendments to Our Financing Facilities to Cure Defaults.

We breached certain of our net income covenants applicable under certain financing arrangements in the fourth quarter of 2003 and in the first quarter of 2004. We also breached certain tangible net worth and leverage covenants in the first quarter of 2004 and breached our leverage covenant as of May 31, 2004 under one of our loan aggregation facilities, each of which constituted defaults. On January 24, 2005, we amended one aggregation repurchase facility, effective as of December 31, 2004, since we would not have met the GAAP net income covenant applicable at that date. While we were able to obtain waivers of these defaults or amendments to these financing facilities that cured these defaults, there is no assurance that we will not have further breaches or defaults or that any future breaches or defaults will be waived and not result in defaults under our financing facilities. Such defaults could result in acceleration of all or substantially all our indebtedness and the loss of earning assets securing our indebtedness, which would also adversely affect the market value of our shares of common stock and the cash available for distribution to our shareholders. See “—Our Financing Facilities Impose Restrictions on Our Operations”; “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources” and “Our company—Our Financing Strategy.”

A Prolonged Economic Slowdown, or Declining Real Estate Values, Could Reduce Our Growth and Profitability.

We believe that the risks associated with our business will be more acute during periods of economic slowdown or recession, especially if these periods are accompanied by high interest rates and/or declining real estate values and home purchases. Declining real estate values likely will reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing home to support the refinancing of their existing mortgage loans or the purchase of new homes at higher prices and/or levels of borrowings. Declining real estate values also increase the likelihood that we will incur losses on loans that we are holding in the event of a default by the borrower. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net income from loans in our portfolio as well as our ability to originate, sell, finance and securitize mortgage loans, which would significantly harm our results of operations, financial condition, business prospects, the price of our common stock, our ability to make distributions to our shareholders and the value of our mortgage loans.

An Increase in Loan Prepayments May Negatively Affect the Yields on Our Investments.

The value of the mortgage loans and any securitization retained interests that we may hold will be affected by prepayment rates on those mortgage loans. Prepayment rates on mortgage loans are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control. As a result, we are unable to predict prepayment rates with any certainty.

In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase. We likely will reinvest the proceeds that we receive from those prepayments in mortgage loans and other assets with lower yields than the yields on the mortgage loans that were prepaid. As interest rates decline, the market value of fixed-income assets generally increases. However, because of the risk of prepayment, the market value of any mortgage asset does not increase to the same extent as fixed-income securities in an environment of declining interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our costs.

The Mortgage Loans that We Hold Are Subject to the Risks of Delinquency and Foreclosure Loss, Which Could Result in Losses to Us.

Our mortgage loans are secured by residential properties and are subject to risks of loss from delinquencies and foreclosures. The ability of a borrower to repay a loan secured by residential property typically is dependent primarily upon the income or assets of the borrower. In addition, the ability of borrowers to repay their mortgage loans may be affected by, among other things:

•	property location and condition;

•	competition and demand for comparable properties;

•	changes in zoning laws for the property or its surrounding area;

•	environmental contamination at the property;

•	the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions;

•	declines in regional or local real estate values;

•	increases in interest rates or real estate taxes;

•	availability and costs of municipal services;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation and changes in tax laws; and

•	acts of God, war or other conflict, terrorism, social unrest and civil disturbances, and natural disasters, such as hurricanes.

In the event of a default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral that we can realize upon foreclosure and sale, and the principal and accrued interest of the mortgage loan and the cost of foreclosing on the related property. Losses resulting from mortgage loan defaults and foreclosures could have a material adverse effect on our income and cash flow from operations, and could limit the funds that we have available for distribution to our shareholders. We are exposed to greater risks of loss where we make both a first and second lien mortgage loans on the same property and do not have the benefits of private mortgage insurance. Our subordinated tranches in securitizations would also be affected adversely by losses on our mortgage loans that have been included in the related securitizations.

In the event of the bankruptcy of a mortgage loan borrower, the related mortgage loan will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy, as determined by the bankruptcy court. The lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan. Residential mortgage-backed securities evidence interests in, or are secured by, pools of residential mortgage loans. Accordingly, the subordinated tranches in the mortgage-backed securities that we hold are subject to all of the risks of the underlying mortgage loans. In addition, to the extent that the mortgage loans we originate experience relatively high rates of delinquency and/or foreclosure, then we may be unable to securitize our mortgage loans on terms that are attractive to us, if at all.

We Have Limited Experience in Making Provisions for Loan Losses, and Our Allowance for Loan Losses May Be Inadequate to Cover Potential Future Losses in Our Mortgage Loan Portfolio.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our portfolio of mortgage loans held for investment. We periodically determine the amount of the allowance based upon our consideration of several factors, including:

•	an ongoing review of the size, quality and risk of our portfolio of mortgage loans held for investment as well as specific known risks;

•	our historical loan loss experience of similar types of loans;

•	the amount of past due and nonperforming loans;

•	regular reviews of loan delinquencies;

•	the value of the collateral securing the loans;

•	evaluation of economic and interest rate conditions; and

•	relevant industry data.

There is no precise method of predicting losses on mortgage loans held in our portfolio, and we make various assumptions and judgments with respect to the factors listed above. These assumptions and judgments are inherently uncertain, and, if they prove to be wrong, then we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be therefore required. In addition, because we have limited loan loss experience and limited experience evaluating the adequacy of an allowance for loan losses, the risk of charge-offs in excess of our allowance for loan losses may be greater than if we had more experience in this area. Any additions to the allowance for loan losses could significantly harm our results of operations, financial condition, the price of our common stock and our ability to make distributions to our shareholders. See “Management’s discussion and analysis of financial condition and results of operations–Allowance for Loan Losses.”

Our Business Would Suffer if We Are Unable to Sell or Securitize the Mortgage Loans that We Originate.

We sell all of the conforming mortgage loans that we originate. Our ability to sell mortgage loans depends on the availability of an active secondary market for residential mortgage loans, which, in turn, depends on the continuation of programs that currently are offered by Fannie Mae, Freddie Mac and other institutional investors upon which we rely. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, like Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law, including capital adequacy requirements. Any future changes in laws or regulations, or other changes in the capital requirements, oversight, or activities of these government-sponsored enterprises could harm our mortgage business as these likely would disrupt the secondary markets for mortgage loans and mortgage servicing rights, and the spreads or profits available in such markets.

Our ability to sell mortgage loans also depends on our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. The criteria for mortgage loans to be accepted under these programs may be changed by the investors, and if we lose our eligibility for any reason, or if our eligibility is impaired, then our business would be harmed. Changes in laws in the states where we operate could adversely affect our ability to sell and securitize our loans. Our profitability from participating in any of these programs may vary depending on a number of factors, including our administrative costs of originating and selling qualifying mortgage loans, and the costs imposed upon us by the purchasers’ programs. Any decline in our profitability from participating in these programs would harm our mortgage banking business.

In the event that we could not utilize securitization financing, we would either hold, and finance, in part, the holding of, mortgage loans that we originate, or sell mortgage loans that we originate in a pool of whole mortgage loans. The terms of these alternative transactions may not be as favorable as securitization financing, may subject us to greater interest rate risk, and we could experience higher costs associated with these transactions, adversely affecting our results of operations, financial condition and business prospects.

We Have Limited Experience Servicing Mortgage Loans.

While we are an experienced mortgage loan originator, we have limited experience servicing the mortgage loans we have originated. Prior to December 2003, we routinely transferred the servicing responsibilities on mortgage loans that we originated—other than construction-to-permanent loans during the construction phase—to third-party servicers, shortly after our origination of the loans. Beginning in December 2003, we retained the servicing responsibilities for some of the mortgage loans that we originated, and we currently service all of the loans that we hold for investment.

As a result of our limited experience servicing mortgage loans, we do not have representative historical delinquency, bankruptcy, foreclosure or default experience that may be referred to for purposes of estimating the future delinquency and loss experience of the mortgage loans in the loan group that we have serviced.

Our limited servicing experience could lead to higher levels of delinquencies and realized losses than would be the case if the mortgage loans were serviced by a more experienced servicer. Any higher default rate resulting from delinquencies may negatively affect our earnings and the amount of funds that we have available for distribution to our shareholders. Our limited experience as a servicer could increase the interest expenses and the subordination levels of our securitizations. Such higher costs and the greater funding required to maintain larger subordinated interests in the securitizations may reduce our profitability and growth.

We May Be Required to Repurchase Mortgage Loans that We Have Sold or to Indemnify Holders of Our Mortgage-Backed Securities.

If any of the mortgage loans that we originate and sell, or that we pledge to secure our credit facilities or mortgage-backed securities that we issue in our securitizations, do not comply with the representations and warranties that we make about the characteristics of the loans, the borrowers and the properties securing the loans, we may, in the case of loans that we have sold or financed, be required to repurchase those loans or, in the case of loans that we have securitized or sold subject to repurchase, repurchase the loans or replace them with substitute loans or cash. If we were to breach any of our representations and warranties, then we may have to bear any associated losses directly. In addition, in the case of breaches relating to loans that we have sold, we may be required to indemnify the purchasers of those loans for losses or expenses incurred as a result of a breach of a representation or warranty made by us. Also, if a borrower misses the first payment on a mortgage loan, or if the borrower pre-pays the mortgage loan within one year of its origination, we are required to repurchase the loan. Repurchased loans typically require working capital funding, and our ability to borrow against these assets is limited, which could limit the amount by which we can leverage our equity and our returns on assets and equity. Any significant repurchases or indemnification payments could significantly harm our cash flows and results of operations and limit our ability to make distributions to our shareholders.

We May Suffer Servicing Losses from Defaulted Mortgage Loans.

We do not expect to collect servicing income from the time a loan becomes delinquent until foreclosure. In addition, we may suffer losses as a servicer of loans if the proceeds from a foreclosure sale of the property underlying a defaulted loan are less than the loan’s outstanding principal balance and accrued interest and charges, and the costs of servicing and foreclosing on the related property.

We also are affected by loan defaults and deficiencies on mortgage loans that we service. Under our servicing contracts, the servicer customarily must make advances to the owner of the loan, even when the loan is delinquent. To protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule, even if sufficient escrow account funds are unavailable. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of that reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. The servicer must also bear the costs of attempting to collect on defaulted and delinquent loans. If we are unable to recover amounts due to us, our cash flows and revenues would be reduced and our ability to make distributions to our shareholders would be negatively affected.

We May Be Subject to Losses Due to Fraudulent and Negligent Acts on the Part of Loan Applicants, Vendors and Our Employees.

When we originate mortgage loans, we rely upon information supplied by borrowers and other third parties, including information contained in the applicant’s loan application, property appraisal reports, title information and employment and income documentation. If any of this information is misrepresented or falsified and if we do not discover it prior to funding a loan, then the actual value of a loan may be significantly lower than anticipated. As a practical matter, we generally bear the risk of loss associated with any misrepresentation, whether it is made by the loan applicant, a third party or one of our employees. A loan subject to a material misrepresentation typically cannot be sold or is subject to repurchase or substitution if it is sold or securitized prior to detection of the misrepresentation. Although we may have rights against persons and entities who made or knew about the misrepresentation, those persons and entities may be difficult to locate, and it is often difficult to collect any monetary losses from them that we may have suffered.

In addition, during the first nine months of 2004, for approximately 20% of the mortgage loans, as measured by principal balance, that we originated, we received less than full documentation of the borrower’s income and/or assets. Instead, those applicants chose a loan product in which our credit decision was based on the borrower’s credit score and credit history, the value of the property securing the loan, the effect of the loan on the borrower’s debt service requirements and the rates and terms charged by us on the loan. We believe that there is a higher risk of default on loans where there is less than full documentation of the borrower’s income and/or assets.

We Price Our Mortgage Products to Reflect Risk, But Our Pricing Terms May Not be Able to Protect Us from Loss.

In pricing and determining customer eligibility for our mortgage loan products, we consider a variety of factors, including, among other things, the amount and type of documentation of the borrower’s income and/or assets, the borrower’s credit score and history, the property value securing the loan, the effect the loan may have on the borrower’s debt service requirements and the loan-to-value ratio. We assess the risks related to each of these factors and price our loan products according to our final risk assessment. The pricing and terms of our loan products, however, may not ultimately protect us from the risk of default on certain of the loans that we originate, as those loans carrying higher prices and more onerous terms present a higher risk of default. In the event of defaults on these loans, we likely would experience losses, which would negatively affect our cash flows and results of operations as the losses are incurred, and would reduce our funds available for distribution to our shareholders.

We Face Competition that Could Adversely Affect Our Market Shares and Revenues.

We face competition from finance and mortgage banking companies, other mortgage REITs and Internet-based lending companies where entry barriers are relatively low, and banks, thrifts and securities brokers that are active participants in the mortgage industry. As we seek to expand our loan origination business further, we will face a significant number of additional competitors, many of which will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do, have been established in certain market areas that we target, have far greater financial and other resources than we do and may operate nationally or over larger markets than we do.

In addition, Fannie Mae and Freddie Mac and various Federal Home Loan Banks are also expanding their participation in the mortgage industry. While the government-sponsored entities presently do not have the legal authority to originate residential mortgage loans, they do have the authority to buy the same type of loans that we intend to hold for investment, and thereby indirectly compete for these products by providing purchase facilities to competitive mortgage loan originators. These entities, which dominate the secondary market, have lower capital costs and capital requirements than private entities, and their programs and loans made by our competitors pursuant to these programs could adversely affect our ability to compete in the mortgage industry and the value of our common stock. The recent accounting changes, restatements and disclosures regarding the accounting risk management practices of the government-sponsored entities and inquiries regarding such practices by their regulators and the press could also affect investor confidence in, and the values of the securities of, us and our competitors in the residential mortgage markets.

Competition in our industry can take many forms. Our competitors can offer lower interest rates and fees, apply less stringent underwriting standards, offer enhanced customer service and convenience in obtaining loans and offer a wide variety of loan products through diverse marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price and quality competition in the mortgage industry. Price competition could cause us to lower the interest rates that we charge borrowers, which could reduce our profitability and the value of our loans that we sell or retain in our portfolio. If our competitors adopt less stringent underwriting standards, we may be pressured to do so as well. If we do not relax underwriting standards in response to our competitors, we may lose market share. If we relax our underwriting standards in response to price competition, we may be exposed to higher credit risk without receiving adequate fees and interest to compensate for the higher risk. Any increase in these pricing and underwriting pressures could reduce the volume of our loan originations and sales and significantly harm our business, financial condition, liquidity, results of operations, cash flows and ability to make distributions to our shareholders.

If We Do Not Manage Our Growth Effectively, Our Financial Performance Could Be Harmed.

In recent years, we have experienced growth at rates that have applied pressure to our management, administrative, operational and financial infrastructure. Following this offering, we expect to continue to experience those and other pressures on our organization, including the need to hire additional experienced personnel to meet our growth and our needs as a public REIT. An increase in the size of our operations may make it more difficult for us to originate quality loans in accordance with our current mortgage loan origination focus and strategies. We expect to need to attract and hire additional experienced managers and loan officers in a competitive hiring environment and, at the same time, continue to upgrade and expand our financial, operational and managerial systems and controls. We cannot assure you that we will be able to meet our capital needs, expand our systems effectively or hire and retain qualified employees in sufficient numbers to meet our requirements. Any failure by us to manage our current level of business as a public company or our growth effectively may result in increased costs and decreased loan production, and could negatively affect our business, financial condition, liquidity, profitability, cash flows, and ability to make distributions to our shareholders.

An Interruption in Service or Breach in the Security of Our Information Systems Could Impair Our Ability to Originate or Service Loans on a Timely Basis and May Result in Lost Business, Which May Never Be Recovered.

We rely heavily upon communications and information systems to conduct our business. Failures or interruptions in service or breaches in security of our information systems or the third-party information systems on which we may from time to time rely could cause delays in our underwriting, credit risk assessments and other areas and could result in fewer loan applications being received and processed, and could reduce our efficiency in loan servicing. We cannot assure you that no material failures or interruptions will occur or, if they do occur, that we or the third parties on whom we rely will adequately address them. The occurrence of any failures or interruptions could significantly harm our customer relations and could adversely affect our growth, our costs to service loans, and our ability to profitably securitize our mortgage loan portfolio.

Our Business Operations Are Subject to Complex Laws and Regulations.

We must comply with the laws, rules and regulations, as well as judicial and administrative decisions, of all jurisdictions where we originate mortgage loans, as well as an extensive body of federal laws, rules and regulations. The number of changes in legal licensing requirements applicable to our business has increased in recent years, and individual municipalities have also begun to adopt ordinances and regulations that restrict or otherwise affect loan origination activities and, in some cases, loan servicing activities. The laws, rules and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other, increasing the costs of compliance and the risks of non-compliance with these laws, rules and regulations. Unlike our national bank and federally-chartered thrift competitors, we have no ability to use federal law to preempt any of these state and local laws.

Our failure to comply with these laws, rules and regulations can lead to, among other things:

•	civil and criminal liability, including potential monetary penalties;

•	loss of licenses or permits to do business in certain jurisdictions;

•	legal defenses giving borrowers the right to rescind or cancel loan transactions;

•	demands for indemnification or loan repurchases from purchasers of our loans; and/or

•	administrative orders and enforcement actions by our regulators.

It is difficult to determine the effect that any of these outcomes could have on our business operations, and, even if without an appropriate legal basis, their occurrence would likely result in unforeseeable expenses and diversions of management time.

Some states in which we operate may impose regulatory requirements on our officers and directors. If any officer or director fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state or the services of that person.

In March 2004 and July 2003, we received letters from the U.S. Department of Housing and Urban Development (HUD) and a HUD contractor, respectively, requesting information regarding our strategic marketing alliances. The latest letter seeks information regarding whether flat monthly fees paid by us to realtors and home builders for the rental of space and the performance of services under our strategic marketing alliances are consistent with the Real Estate Settlement Procedures Act’s (RESPA) restrictions on fees for the referral of business incident to real estate settlement services. Any determination that our strategic marketing alliances do not comply with applicable law may well have a material adverse effect upon our business and results of operations unless and until we can develop alternative arrangements.

New Legislation May Restrict Our Ability to Make Mortgage Loans, Which Would Negatively Affect Our Revenues.

In recent years, federal and several state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate certain lending practices, often referred to as “predatory” lending practices, that are considered to be abusive. Several of these laws, rules and regulations restrict commonly accepted lending activities and could impose additional costly and burdensome compliance requirements on us. Some of these laws, rules and regulations impose certain restrictions on loans that charge certain points and fees or that have an annual percentage rate, or “APR,” that equal or exceed specified thresholds. These restrictions could expose us to risks of litigation and regulatory sanctions regardless of how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on the purchasers of mortgage loans, regardless of whether a purchaser knew of or participated in the violation. Accordingly, the third parties that buy our loans or provide financing for our loan originations may not want, and are not contractually required, to buy or finance loans that do not comply with these laws, rules and regulations. These laws, rules and regulations have required us to develop systems and procedures to ensure that we do not violate any aspect of these new requirements and may prevent us from making certain loans and cause us to reduce the APR or the points and fees we charge on the mortgage loans that we originate. Our competitors that are banks or federal thrifts may not be subject to these state laws, as federal bank regulators have preempted state laws for these competitors. Although these predatory lending laws currently are state or local laws, Congress has recently begun discussing possible federal predatory lending legislation, which, if adopted, would preempt inconsistent state laws.

We intend to avoid originating loans that meet or exceed the applicable APR or points and fees thresholds of these laws, rules and regulations in jurisdictions where we operate. If we elect to relax our self-imposed restrictions on originating loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with these legal requirements, including demands for indemnification or loan repurchases from the parties to whom we broker or sell loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. Any of these actions could impose additional costs that significantly harm our business, cash flow, financial condition, liquidity and results of operations, and could limit our ability to make distributions to our shareholders.

The Mortgage Banking Business, Including Our Business, is Seasonal, and Our Operating Results Vary.

The mortgage banking industry generally is subject to seasonal variations, especially in states with adverse winter weather. Purchase money mortgage loan originations generally experience greater seasonal fluctuations than refinancings, which tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes in our markets, and accordingly purchase money mortgage originations, typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs in our mortgage banking operations. The magnitude of seasonal variations is beyond our control and could adversely affect our business, especially if we are unable to take advantage of increased mortgage volume during peak periods, or if peak periods do not produce anticipated mortgage volume. These variations also will affect our quarterly results of operations and our cash and capital requirements and the amounts available, without borrowing, for distribution to our shareholders each quarter.

Hurricanes and Other Natural Disasters May Adversely Affect Our Business.

Our business may be affected adversely by hurricanes and other natural disasters. The four hurricanes that hit Florida in 2004 and the damage they caused may increase the risks of default by certain of our borrowers, and may have reduced the value of the mortgaged properties securing certain of our loans. These hurricanes forced the closure of offices in the affected areas, and increased the time and costs needed to close new loans. Any sustained period of payment delinquencies, foreclosures or losses resulting from the recent hurricanes, future hurricanes or other natural disasters could adversely affect both our net income from the loans in our portfolio as well as our ability to originate, sell, finance and securitize mortgage loans, which would significantly harm our results of operations, cash flows, financial condition, business prospects, the price of our common stock, our ability to make distributions to our shareholders and the value of the subordinated interests that we hold in our mortgage loan securitizations.

Risks Related to This Offering

Our Stock Price and Trading Volume May Be Volatile, Which Could Result in Substantial Losses to Our Shareholders.

The equity securities markets recently have experienced volatility, creating highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include general market and economic conditions, and those factors described under “Risk factors” and “Special cautionary note regarding forward-looking statements.”

Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our common stock. If the market price of our common stock declines, you may be unable to resell your common stock at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations.

We May Not Have the Ability to Pay Distributions to You in the Future.

We intend to distribute to our shareholders all or substantially all of our REIT taxable income in each year in at least the amount needed to preserve our REIT status. Our ability to pay distributions may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, including cash, liquidity and borrowing capacity, maintenance of our REIT status and other factors that our board of directors determines relevant from time to time. We cannot predict our ability to pay distributions in the future.

Future Sales of Shares of Our Common Stock, Including Shares of Common Stock Held by Our Insiders, May Depress the Price of Our Common Stock.

Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, may cause the market price of our common stock to decline. All of the shares of our common stock sold in this offering will be freely transferable by persons other than our affiliates and those persons subject to lock-up agreements, without restriction or further registration under the Securities Act of 1933. A substantial number of shares of our common stock are held by GTCR and HBMC Holdings, which is owned by GTCR, our directors, our executive officers, our employees and their families. HBMC Holdings, GTCR and our directors and executive officers have agreed with the underwriters not to sell the common stock they hold earlier than 90 days after the date of this prospectus. See “Our reorganization,” “Shares eligible for future sale—Sales of Restricted Shares” and “—Lock-up Agreements.”

The lock-up agreements prohibit each of these persons from selling or otherwise disposing of shares of our common stock, except in limited circumstances. The lock-up agreements are only contractual agreements, and J.P. Morgan Securities Inc., at its discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior public notice or announcement and allow any person subject to a lock-up agreement to sell shares of common stock prior to the expiration of the 90-day period. If the restrictions in the lock-up agreement are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws and any share ownership policy for directors and executive officers that we may adopt, which could reduce the market price for shares of our common stock. We are unable to predict whether significant numbers of shares will be sold in the open market in anticipation of or following a sale by insiders.

We May Issue Additional Shares of Our Common Stock in the Future, Which Would Dilute Your Ownership If You Did Not, or Were Not Permitted to, Invest in the Additional Issuances.

Our articles of incorporation authorize our board of directors, without shareholder approval, to, among other things:

•	issue additional common stock or issue preferred stock in connection with future equity offerings and acquisitions of securities or assets of other companies; and

•	set the preferences, rights and other terms of preferred stock of various series, including preference rights over the common stock with respect to dividends, liquidation, voting and other matters.

The issuance of any additional shares could be substantially dilutive to our shareholders if they elect not to invest in future offerings. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and investors in this offering may not be permitted to invest in future issuances of our common stock.

We May Issue Debt and Equity Securities Which Are Senior to Our Common Stock as to Distributions and in Liquidation, Which Could Negatively Affect the Value of Our Common Stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our preferred stock, if issued, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. We expect that our leverage strategy will require us to seek substantial amounts of commercial credit and issue debt securities to support our asset growth. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your shares of common stock and diluting your interest in us. We can change this leverage strategy from time to time without shareholder approval.

Changes in Market Interest Rates May Adversely Affect the Price of Our Common Stock.

The market price of our common stock could be influenced by the yields on alternative investments. An increase in market interest rates could result in higher yields on other investments and could adversely affect the market, volume and price of our common stock. Furthermore, investors may be attracted to buying and/or selling shares of a REIT based on the distributions on the shares, considered as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of our shares may expect a higher distribution rate, although our business and profitability likely will be adversely affected by such changes, making it more difficult to maintain or increase our distributions to our shareholders. As rates increase, the market price of our shares could therefore decrease.

Our Earnings and Cash Distributions May Affect the Market Price of Our Common Stock.

Generally, the market value of a REIT’s equity securities is based on the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of the REIT’s underlying assets. For that reason, shares of our common stock may trade in the public market at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flow to our shareholders, the retained funds, while increasing the value of our underlying assets, may negatively affect the market price of our common stock. Our failure to meet market expectations with respect to earnings and cash distributions could adversely affect the market price of our common stock.

Tax Risks Related to Our Business and Structure

Failure to Qualify as a REIT Would Negatively Affect Our Operations and Our Ability to Make Distributions to Our Shareholders.

We intend to operate so as to qualify as a REIT for federal income tax purposes. We have received an opinion of our legal counsel, Alston & Bird LLP, that, based on certain assumptions and representations, commencing with our short taxable year ended December 31, 2004, we will be organized in conformity with the requirements for qualification as a REIT under sections 856 through 860 of the Code, and our proposed method of operation will enable us to meet the requirements for taxation as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service, or “IRS,” or any court. The REIT qualification opinion only represents the view of Alston & Bird LLP based on its review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and our qualification as a REIT will depend on our ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions to our shareholders. See “Federal income tax consequences – Taxation of Our Company as a REIT.”

If we fail to qualify as a REIT in any taxable year, then we would be subject to federal income taxation (including any applicable alternative minimum taxation) on our taxable income at regular corporate rates. In addition, we generally would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Failing to obtain, or losing, our REIT status would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability, and we would no longer be required to make distributions to shareholders. We might be forced to borrow additional funds or liquidate some of our investments in order to pay the applicable tax.

In certain circumstances, we may be able to pay a penalty tax and retain our REIT status, notwithstanding our failure to satisfy one or more REIT requirements. We cannot predict, however, whether we would qualify for the relief provisions.

REIT Distribution Requirements Could Negatively Affect Our Liquidity, Profitability and Future Growth.

In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income, excluding any net capital gain. To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, we will be subject to corporate income taxation on our undistributed REIT taxable income. In addition, with respect to any calendar year, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us are less than the sum of:

(1)	85% of our ordinary REIT income for that year;

(2)	95% of our REIT capital gain net income for that year; and

(3)	100% of our undistributed REIT taxable income from prior years.

We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. However, differences in timing between the recognition of REIT taxable income and the actual receipt of cash could require us to sell assets or to borrow funds to meet these REIT requirements.

Some of our assets may generate substantial mismatches between REIT taxable income and available cash. As a result, our taxable income may exceed our cash available for distribution.

Among other things, examples of possible timing differences and mismatches include the following:

•	Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

•	We will recognize taxable income in advance of the related cash flow if any of our mortgage loans or mortgage-backed securities are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

•	We may recognize taxable market discount income when we receive the proceeds from the disposition of, or principal payments on, loans that have a stated redemption price at maturity that is greater than our tax basis in those loans, although such proceeds often will be used to make non-deductible principal payments on related borrowings.

•	We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

The requirement to distribute at least 90% of our net taxable income could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in earning assets, future acquisitions, capital expenditures or repayment of debt.

Our distributions may, from time to time, include a return of capital. Amounts distributed will not be available to fund our operating activities and growth. We expect to fund our mortgage loan origination and other operating activities, initially, by raising capital in this offering and, subsequently, through borrowings from financial institutions, securitization financings and future issuances of our common stock. If we fail to obtain debt or equity capital in the future, then our growth may be limited, which likely would have a negative effect on the value of our common stock.

Complying with REIT Requirements May Limit Our Ability to Effectively Hedge Our Interest Rate Risk.

The REIT provisions of the Code may limit our ability to hedge our potential exposure to changes in interest rates at HomeBanc Corp. by requiring us to limit our income in each year from qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. In addition, we must limit our aggregate income from non-qualified hedging transactions, from our provision of services and from other non-qualifying sources, to no more than 5% of our annual gross income. As a result, we may have to limit our use of hedging techniques that might otherwise be attractive to us. This could result in greater risks associated with changes in interest rates than we would otherwise incur. If we were to violate one or both of the REIT gross income tests but otherwise qualified to retain our REIT status, then we would be subject to a penalty tax generally equal to the greater of (1)

the amount by which we fail the 75% gross income test or (2) the amount by which 95% (90% in the case of a failure in our short taxable year ended December 31, 2004) of our gross income (excluding gross income from prohibited transactions) exceeds the amount of our income qualifying under the 95% gross income test, in either case multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the REIT gross income tests, unless our failure was due to reasonable cause and not due to willful neglect, then we could lose our REIT status for federal income tax purposes. We cannot predict whether in all circumstances we will qualify for relief under the Code’s REIT provisions.

The Tax on Prohibited Transactions Will Limit Our Ability to Engage in Transactions, Including Certain Methods of Securitizing Our Loans, that Would be Treated as Sales for Federal Income Tax Purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell a loan or securitize loans in a manner that was treated as a sale for federal income tax purposes. Securitizations involving transfers of mortgage loans by REITs to a real estate mortgage investment conduit, or “REMIC,” are treated as sales for tax purposes, which may cause such securitization transactions to be subject to the prohibited transactions tax. Therefore, in order to avoid the prohibited transactions tax, we may limit the structures that HomeBanc Corp. utilizes for its securitization financings, even though such sales or structures might otherwise be beneficial for us. Our taxable REIT subsidiaries may sell mortgages and use REMIC securitization and financing structures that are considered sales for tax purposes, however.

Complying with REIT Requirements May Cause Us to Forego Otherwise Attractive Opportunities.

In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our shareholders and the ownership of our stock. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution or where we have opportunities to reinvest those funds in attractive businesses or assets. Therefore, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Recent Changes in Taxation of Corporate Dividends May Negatively Affect the Value of Our Common Stock.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular subchapter C corporation. This reduced tax rate, however, generally will not apply to dividends paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. This legislation could cause domestic noncorporate investors to view the stock of non-REIT subchapter C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because dividends from non-REIT subchapter C corporations generally will be taxed at a lower rate to the investor while dividends from REITs generally will be taxed at the same rate as the investor’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of absolute price or relative to other investments.

Risks Related to Our Company, Structure and Change in Control Provisions

Maintenance of Our Investment Company Act Exemption Imposes Limits on Our Operations.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940. Accordingly, we do not expect to be subject to the restrictive provisions of the Investment Company Act. The Investment Company Act excludes from regulation entities that are primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate.” Under the current interpretations of the Staff of the Securities and Exchange Commission, in order to qualify for this exemption, we must, among other things, maintain at least 55% of our assets directly in mortgage loans, qualifying pass-through certificates and certain other qualifying interests in real estate and an additional 25% of our assets in the same type of assets. In addition, unless certain mortgage-backed securities represent all the certificates issued with respect to an underlying pool of mortgage loans, such securities may be treated as securities separate from the underlying mortgage loans, and thus may not qualify as qualifying interests in real estate for purposes of the 55% requirement. To maintain the exemption, the assets that we may acquire will be limited by the provisions of the Investment Company Act and the rules and regulations promulgated under this Act. In addition, we could, among other things, be required either:

•	to change the manner in which we conduct our operations to avoid being required to register as an investment company; or

•	to register as an investment company;

either of which could have an adverse effect on our operations, our governance and costs and the market price for our common stock. Our failure to qualify for exemption from registration as an investment company could therefore substantially reduce our ability to use leverage, and we would be unable to conduct our business as described in this prospectus. Any such failure to qualify for such exemption would have a material adverse effect on our results of operations.

The Stock Ownership Limit Imposed by Our Articles of Incorporation May Inhibit Market Activity in Our Stock and May Restrict Our Business Combination Opportunities.

In order for us to qualify as a REIT under the Code, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made), or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively (by virtue of the attribution provisions of the Code), by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Our articles of incorporation, with certain exceptions, authorize our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and provide that, unless exempted by our board of directors, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, in excess of 9.8% of:

•	the aggregate Market Price (as defined in our articles of incorporation) of all outstanding shares of all classes and series of our capital stock, or

•	the aggregate Market Price or the number of shares, whichever is more restrictive, of the outstanding shares of our common stock.

Our board of directors, in its sole discretion, may grant an exemption from that ownership limit, subject to any conditions, representations and undertakings as it may determine. This ownership limit could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or which shareholders otherwise may consider to be in their best interest.

Our Executive Officers Have Agreements that Provide Them with Benefits in the Event Their Employment Is Terminated Following a Change of Control.

We have entered into agreements with the members of our senior management team, Messrs. Flood, Race, Kubiak and Barber and Drs. Lopez and Reighard, that provide them with severance benefits if their employment ends under specified circumstances following a change in control. These benefits could increase the cost to a potential acquirer of us and thereby prevent or discourage a change of control that might involve a premium price for your shares or which our shareholders may otherwise consider desirable.

Certain Provisions of Georgia Law and Our Articles of Incorporation and Bylaws Could Hinder, Delay or Prevent a Change in Control of Our Company, Which Could Have an Adverse Effect on the Value of Our Common Stock.

Certain provisions of our articles of incorporation, our bylaws and Georgia law could have the effect of discouraging a third party from acquiring control of us without the approval of our board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that our shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Special cautionary note regarding

forward-looking statements

Some of the statements made in this prospectus are “forward-looking statements” within the meaning, and subject to the protections, of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the “Exchange Act.”

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “hope,” “project,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “could,” “intend,” “seek,” “target,” and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements regarding:

•	our business strategy;

•	expected benefits to us of the change in our business strategy and our operation as a REIT;

•	future performance, including GAAP profitability, developments, or market forecasts;

•	forward looking accounting and financial statement impacts as a result of our change in business strategy and our operation as a REIT;

•	projected leverage ratios, capital needs and the timing of future financings; and

•	projected capital expenditures.

It is important to note that the description of our business, in general, and our mortgage-backed securities financings, in particular, is a statement about our operations as of a specific point in time. It is not meant to be construed as an investment policy, and the types of assets we hold, the amount of leverage we use, the liabilities we incur and other characteristics of our assets and liabilities are subject to reevaluation and change without notice.

Our forward-looking statements are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. Forward-looking statements involve risks and uncertainties – some of which are not currently known to us – that might cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements.

The forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	future economic or business conditions and general consumer confidence and spending habits;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in tax laws and regulations;

•	the risks of changes in interest rates on our mortgage loan production and our interest sensitive assets and liabilities;

•	interest rate risks and credit risks of customers;

•	loan loss experience and the rate of loan charge-offs;

•	risks inherent in originating mortgage loans, including the risks of principal repayment and fluctuations in collateral values;

•	loss experience arising from alleged breaches of representations and warranties provided to buyers of mortgage loans originated by us and sold to third parties;

•	risks in our ability to execute new changes in our business strategy and to meet the requirements for operation as a REIT;

•	competition that we face, as well as the general effects of competition from a wide variety of local, regional, national and other originators and sellers of mortgage loans, and changes in the secondary mortgage market and investors therein;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates, including those used to develop hedging and interest rate risk management strategies;

•	the uncertainties of costs of litigation;

•	the risks of entering new markets or introducing new products;

•	the risks of mergers, acquisitions, joint ventures and/or divestitures, including, without limitation, the related time and costs of implementing such transactions, and the possible failure to integrate operations or achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in generally accepted accounting principles and related industry practices;

•	difficulties with, or changes in the cost or effectiveness of, technology and/or products;

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our industry or in the rate of growth in the markets that we serve;

•	the effects of war or other conflict, acts of terrorism, natural disasters or other catastrophic events that may affect general economic conditions;

•	the effects of weather-related events that may result in property damage as well as a reduction in mortgage loan origination volume or an alteration of the timing when mortgage loans close; and

•	other factors and other information discussed in this prospectus, including, without limitation, those discussed under “Risk factors.”

All written or oral statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. We have no obligation and do not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this prospectus, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

Use of proceeds

The net proceeds to us of this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $80.8 million, or $93.0 million if the underwriters’ overallotment option is exercised in full. We intend to use the net proceeds to us from this offering as follows:

		Percent of Estimated Net Proceeds
Repayment of debt	$79,767,633	98.8%
General corporate purposes	1,000,000	1.2

Total	$80,767,633	100.0%

These uses consist of the following:

•	approximately $79.8 million to repay, immediately following the closing of this offering, outstanding amounts owed under our syndicated warehouse facility led by JPMorgan Chase Bank; and

•	the remaining approximately $1.0 million for other general corporate purposes, including working capital and potential future expansion.

HBMC maintains a $775 million committed warehouse facility led by JPMorgan Chase Bank, which matures on June 7, 2005. Advances under this facility are subject to sub-limits, advance rates and terms that vary depending on the type of mortgage loans securing the advances. Advances under the warehouse facility are secured by mortgage loans and mortgage servicing rights owned by us. We have the option of selecting a fixed or floating rate of interest to be paid on advances under the warehouse facility. If we choose a fixed rate, we can lock in an interest rate for up to three months, after which the rate is reset. Both the fixed and floating interest rates are based on LIBOR plus a spread ranging from 1.025% to 1.750% per annum depending on the type of collateral or mortgage loan that supports the particular advance. At December 31, 2004, $298.4 million was outstanding under this facility and the interest rates ranged from 3.425% to 4.150% per annum. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources—Warehouse Facility.”

Market information, dividends and distributions

Our common stock has been traded on the NYSE under the symbol “HMB” commencing with our initial public offering in July 2004. The following table sets forth the high and low sales prices on the NYSE for our common stock:

2005	High	Low
January 1, 2005 to February 3, 2005	$10.00	$9.05
2004	High	Low
October 1, 2004 to December 31, 2004	$9.96	$8.50
July 14, 2004 to September 30, 2004	9.74	7.50

We intend to make regular quarterly distributions to our shareholders so that we distribute each year all or substantially all of our REIT taxable income – which is not necessarily the same as net income – so as to avoid paying corporate level income tax and excise tax on our earnings and to qualify for the tax benefits accorded to REITs under the Code. In order to qualify as a REIT, we must distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) each year. To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income in a calendar year, we will be subject to federal corporate income tax on our undistributed income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which the distributions paid by us with respect to any calendar year are less than the sum of:

(1)	85% of our ordinary REIT income for that year;

(2)	95% of our capital gain net income for that year; and

(3)	100% of our undistributed REIT taxable income from prior years.

Our taxable income may exceed our cash available for distribution and the requirement to distribute a substantial portion of our net taxable income could cause us to:

•	sell assets in adverse market conditions:

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with the REIT distribution requirements.

This distribution policy is subject to revision at the discretion of our board of directors. All distributions, including those in excess of those required for us to maintain REIT status, will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

All distributions will depend upon a number of factors, including:

•	our results of operations;

•	our financial condition, including our cash, liquidity and borrowing capacity;

•	the timing of interest and principal we receive from our loans and securities;

•	our debt service obligations on our borrowings;

•	needs to fund our operations;

•	the annual distribution requirements under the REIT provisions of the Code; and

•	other factors that our board of directors determine relevant from time to time.

We may, under certain circumstances, make a distribution of assets, and our distribution may, from time to time, include a return of capital. Any of these distributions will also be made at the discretion of our board of directors.

Generally, our distributions will not be “qualified dividends” subject to the 15% marginal income tax rate in the case of non-corporate domestic shareholders. We presently anticipate that our distributions generally will be taxable as ordinary income to our shareholders, although a portion of our distributions may be designated by us as long-term capital gain or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and the federal income tax status of such distributions. For a discussion of the federal income tax treatment of distributions by us, see “Federal income tax consequences – Requirements for Qualification – Distribution Requirements.”

Our ability to pay distributions to you depends primarily on our receipt of interest and principal payments from our loans, retained interests in securitizations of our loans and investment securities and any distributions that we receive from our taxable REIT subsidiaries. Our taxable REIT subsidiaries are subject to regular corporate income tax on the taxable income they generate. We may cause our taxable REIT subsidiaries to retain after-tax earnings or distribute all or a portion of its after-tax earnings to us to the extent allowable under the REIT provisions of the Code. In the event that our taxable REIT subsidiaries distribute any of their after-tax earnings to us, we would take that distributed amount into account in determining the amount of distributions we pay to our shareholders. For domestic non-corporate taxpayers, the portion of our distributions related to the distributions from our taxable REIT subsidiaries, unlike distributions of our REIT taxable income from other sources, generally will be eligible to be taxed at the current 15% maximum marginal rate for qualified corporate dividends. See “Federal income tax consequences – Taxation of Taxable U.S. Shareholders.”

If we are unable to successfully execute our business plan, we may not have cash available to pay distributions.

On November 30, 2004, we paid a cash dividend of $0.12 per share on our common stock. We declared a cash dividend of $0.17 per share on our common stock on December 15, 2004 which was paid on January 28, 2005 to our shareholders of record on December 30, 2004.

On November 15, 2004, we established a dividend reinvestment and stock purchase plan, which allows our shareholders who enroll in the plan the ability to reinvest their distributions automatically in additional shares of our common stock. The plan also allows our shareholders who enroll in the plan to directly purchase additional shares of our common stock through the plan, subject to some limitations. Our plan administrator effects these purchases by purchasing shares of our common stock through the open market.

Capitalization

The following table sets forth as of September 30, 2004:

•	our cash, short-term debt and capitalization on a historical consolidated basis; and

•	our cash, short-term debt and capitalization on an as adjusted basis after giving effect to:

(1)	the sale by us of 9.5 million shares of our common stock in this offering at an offering price of $9.10, resulting in net proceeds of approximately $80,767,633 after deducting the underwriting discount and estimated offering expenses of approximately $5,682,367; and

(2)	the application of a portion of the net proceeds of this offering to repay outstanding debt, as described under “Use of proceeds.”

This table should be read in conjunction with the information in this prospectus under the caption “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes included elsewhere in this prospectus.

	Actual	As Adjusted
	(dollars in thousands)
Cash	$23,025	$24,025

Short-term debt(1)	$1,165,872	$1,086,104

Capitalization:
Debt	$948,205	$948,205
Shareholders’ equity:
Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares issued as adjusted	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized, 45,501,117 shares issued and 55,001,117 shares issued as adjusted	455	550
Additional paid-in-capital	315,042	395,715
Retained deficit	(39,008)	(39,008)
Accumulated other comprehensive loss	(944)	(944)

Total shareholders’ equity	275,545	356,313

Total capitalization	$1,223,750	$1,304,518

(1)	Includes indebtedness outstanding under warehouse lines of credit and aggregation credit facilities.

The table above excludes 691,919 shares issued as restricted stock units, 1,205,975 shares issued as stock appreciation rights with tandem dividend equivalent rights and 1,402,106 shares reserved for future issuance under our LTIP as of September 30, 2004.

Our history

HBMC started as part of HomeBanc Federal Savings, which was chartered in 1929 and began a residential mortgage loan origination program over 20 years ago. By 1992, HomeBanc Federal Savings’ residential mortgage division had grown into one of the largest mortgage loan originators in the Atlanta, Georgia market. In 1995, a subsidiary of First Tennessee Bank National Association acquired HomeBanc Federal’s mortgage division. In May 2000, the Atlanta-based management of the mortgage division of First Tennessee Bank, together with GTCR, completed a leveraged buyout of First Tennessee’s mortgage operations conducted under the name “HomeBanc Mortgage Corporation.” As a result of this buyout, HBMC began independent operations as a wholly-owned subsidiary of HBMC Holdings, LLC and its subsidiary, Abetterwayhome Corp.

According to the Atlanta Business Chronicle, in the Atlanta market, HBMC ranked first in volume of mortgage lending from 1998 to 2002 and second in volume of mortgage loan originations from July 1, 2003 to June 30, 2004. In 2003 and the first nine months of 2004, HBMC originated over $5.9 billion and $4.3 billion, respectively, in total mortgage loans.

HomeBanc Corp. was formed as a Georgia corporation in March 2004 to become the parent holding company of HBMC.

Our reorganization

We reorganized our corporate structure in July 2004 to meet the requirements for qualification as a REIT under the Code.

In our reorganization, HomeBanc Corp. issued 6,751,107 shares of its common stock to HBMC Holdings. Following the reorganization, HomeBanc Corp. owns all of HBMC Holdings’ subsidiaries, including HomeBanc Mortgage Corporation and Abetterwayhome Corp. Prior to the closing of HomeBanc Corp.’s initial public offering, HBMC Holdings distributed shares of the common stock of HomeBanc Corp. that it received in the reorganization to the holders of its preferred units, such that those holders received shares of our common stock with an aggregate value of approximately $45.8 million. This amount equals the aggregate value of the capital accounts, including accumulated but unpaid distributions, of the preferred units as of the date of the initial public offering. HBMC Holdings, which currently is inactive and not a part of HomeBanc Corp.’s consolidated group, has retained 649,430 shares of our common stock, which are subject to the lock-up agreement with the underwriters of this offering.

Our subsidiaries include HomeBanc Funding Corp., HomeBanc Funding Corp. II, HMB Acceptance Corp., Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II as bankruptcy-remote, single-purpose entities, that are direct and indirect wholly-owned subsidiaries of HomeBanc Corp. We are using Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II, HomeBanc Funding Corp. and HomeBanc Funding Corp. II to finance our accumulation of mortgage loans for our investment portfolio pending permanent funding through securitization. HomeBanc Funding Corp. and HomeBanc Funding Corp. II have joined the mortgage loan aggregation/repurchase facilities with JPMorgan Chase Bank and Bear Stearns Mortgage Capital Corporation as joint and several obligors with Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II, respectively. HomeBanc Corp. guarantees 10% of the obligations under these facilities. From time to time, as sufficient mortgage loans are accumulated to permit a securitization financing, HomeBanc Funding Corp. and HomeBanc Funding Corp. II sell mortgage loans to HMB Acceptance Corp. for deposit into a securitization facility. We may establish one or more other bankruptcy remote subsidiaries from time to time to utilize asset-backed commercial paper and other funding alternatives.

We presently have eight subsidiaries, HBMC, Abetterwayhome Corp., HomeBanc Funding Corp., HomeBanc Funding Corp. II, HMB Acceptance Corp., Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II and HomeBanc Title Partners, LLC. All of these subsidiaries are wholly-owned by us, except for HomeBanc Title Partners, LLC, a joint venture in which Security First Title Affiliates, Inc. owns 15%, which is an agent offering title insurance to our customers.

We presently intend to elect to be treated as, and continue to qualify as, a REIT under Sections 856 through 860 of the Code. We have made elections for each of HBMC and Abetterwayhome Corp., to be treated as taxable REIT subsidiaries. HomeBanc Funding Corp., HomeBanc Funding Corp. II and HMB Acceptance Corp. will be treated as qualified REIT subsidiaries. Abetterwayhome Finance and Abetterwayhome Finance II are single-member limited liability companies disregarded and treated for federal income tax purposes as branches of Abetterwayhome Corp. HomeBanc Title Partners, LLC is treated as a limited partnership for federal income tax purposes. See “Federal income tax consequences—Requirements For Qualification.”

We also have contracts with Group Mortgage Reinsurance Company and Captive Re, Inc., which are Vermont sponsored captive insurance subsidiaries of Republic Mortgage Insurance Company and General Electric Mortgage Insurance Corporation, respectively. A sponsored captive insurance company uses the capital provided by its parent corporation and participants to provide insurance coverage to discrete and usually unrelated entities. We made capital investments pursuant to our contracts in consideration of receiving a share of the premiums, as received by the insurers, less losses realized on these policies. We accrue income as earned, but pursuant to our contracts with the insurance companies, do not expect to begin receiving cash until approximately three to four years after our initial investment, depending upon the build up of capital in the captive insurers, and their claims experience. We are considering and may make investments in additional captive insurance subsidiaries in the future.

The following shows our structure prior to the reorganization and immediately following the reorganization.

Our structure immediately prior to the reorganization was:

Our current structure prior to this offering is as follows:

[1]	GTCR owns 81.3% of the common units of HBMC Holdings.

All subsidiaries are 100% owned, except HomeBanc Title Partners, LLC which is 85% owned by HomeBanc Mortgage Corporation, and 15% owned by Security First Title Affiliates, Inc., Largo, Florida, which is not affiliated with HomeBanc.

•	HomeBanc Corp., is a Georgia corporation, which will elect to be taxed as a REIT.

•	Abetterwayhome Corp. currently conducts no business.

•	HomeBanc Funding Corp. and HomeBanc Funding Corp. II are Delaware corporations that are bankruptcy-remote, single-purpose entities. In connection with the reorganization, HomeBanc Funding Corp. and HomeBanc Funding Corp. II acquired all mortgage loans held by Abetterwayhome Finance, LLC and a Abetterwayhome Finance, LLC II, respectively, and these subsidiaries are joint and several borrowers under mortgage loan aggregation facilities, as amended, with JPMorgan Chase Bank and Bear Stearns Mortgage Capital Corporation, respectively. HomeBanc Funding Corp. and Home Banc Funding Corp. II purchase mortgage loans originated by HBMC and that will be retained by the REIT. Each of these entities will be a qualified REIT subsidiary.

•	HMB Acceptance Corp. is a Delaware corporation that is a bankruptcy-remote entity. HMB Acceptance Corp. purchases loans held by HomeBanc Funding Corp. and HomeBanc Funding Corp. II for deposit into securitization vehicles used to permanently finance mortgage loans held as investments. HMB Acceptance will be a qualified REIT subsidiary. HMB Acceptance is a registrant and will be a depositor on future securitizations under our shelf registration statement.

•	Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II are bankruptcy remote, single-purpose, single-member Delaware limited liability companies that are disregarded for federal income tax purposes and are currently inactive. These may be dissolved or merged into Abetterwayhome Corp.

•	HBMC is the principal operating subsidiary of HomeBanc Corp. It presently originates all mortgage loans, and maintains credit and servicing facilities to fund the origination and servicing of mortgage loans. HBMC is a taxable REIT subsidiary and will continue to be engaged in the business it presently engages in. HomeBanc Corp. is the servicer of all mortgage loans retained by it and its qualified REIT subsidiaries. HBMC is the subservicer of the mortgage loans held for investment and is the servicer of the mortgage loans while they are held for sale.

•	HomeBanc Title Partners, LLC is a joint-venture, which is 85% owned by HBMC and 15% owned by Security First Title Affiliates, Inc., an unaffiliated company. Title Partners offers title insurance, as agent, to customers of HBMC.

Selected consolidated financial data

You should read the following selected historical consolidated financial data of HomeBanc Corp. and its predecessors and HBMC Holdings, LLC in conjunction with their respective consolidated financial statements and related notes thereto and with “Management’s discussion and analysis of financial condition and results of operations,” which are included elsewhere in this prospectus.

The following table sets forth, for periods ended on or prior to December 31, 2003, selected historical financial and operating data on a consolidated basis for HBMC Holdings, LLC, which, through its subsidiaries, conducted all our operations and held all our assets prior to the reorganization. The following table also sets forth, for periods ended after December 31, 2003, selected historical financial and operating data on a consolidated basis for HomeBanc Corp. and its predecessors. We anticipate that our historical financial results will not necessarily be indicative of our future performance, since we expect to hold most of our adjustable-rate mortgage loans rather than sell them. As a result, our gain on sale income will be reduced as fewer loans are expected to be sold. We expect to incur greater interest expense to carry loans in our portfolio and to generate higher interest and service fee revenues as a result of retaining these loans. Our historical financial data for periods ended on or prior to December 31, 2003 also does not reflect the effects of our capital structure following our initial public offering (except for numbers of shares and per share data), or the tax effects of HomeBanc Corp.’s election to be taxed as a REIT.

The selected historical balance sheet data as of December 31, 2003, 2002, 2001 and 2000 and the selected operating data for the years then ended of HBMC Holdings, LLC have been derived from the historical consolidated financial statements of HBMC Holdings, LLC, audited by Ernst & Young LLP, our independent auditors, whose report with respect to the financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 is included elsewhere in this prospectus. The selected financial data as of September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003 have been derived from the unaudited historical consolidated financial statements of HomeBanc Corp. and its predecessors. The financial information presented in the following table is not necessarily indicative of the financial condition, results of operations or cash flows of any other interim or yearly periods.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2004	2003	2003	2002	2001	2000(1)
	(Unaudited)
	(dollars in thousands)
Operating Data:
Revenues:
Net gain on sale of mortgage loans	$33,789	$71,176	$89,516	$77,746	$50,587	$18,908
Net interest income	8,501	7,811	11,528	6,060	5,271	720
Provision for loan losses	(1,659)	—	—	—	—	—
Other revenue	4,104	456	945	32	—	—

Total revenues	44,735	79,443	101,989	83,838	55,858	19,628

Expenses:
Salaries and employee benefits	39,997	28,927	40,429	35,954	24,017	11,575
Marketing and promotions	17,097	11,850	16,970	9,307	6,416	1,506
Occupancy and equipment expense	16,872	8,915	12,722	10,505	9,255	5,569
Other expense	18,472	14,400	18,479	12,978	14,420	18,269

Total expenses	92,438	64,092	88,600	68,744	54,108	36,919

(Loss) income before income taxes	(47,703)	15,351	13,389	15,094	1,750	(17,291)
Income tax (benefit) expense	(11,473)	6,361	5,678	6,204	(5,820)	—

Net (loss) income	$(36,230)	$8,990	$7,711	$8,890	$7,570	$(17,291)

Per Share Data:
Basic income per share . . . . . . . . . . . . . . . . .	$(2.37)	$1.45	$1.24	$1.56	$1.47
Diluted income per share	$(2.37)	$1.45	$1.24	$1.56	$1.47
Cash dividends declared per share	$—	$—	$—	$—	$—
Weighted average common shares outstanding—basic	15,260,243	6,187,860	6,237,443	5,681,984	5,133,832
Weighted average common shares outstanding—diluted	15,260,243	6,187,860	6,237,443	5,681,984	5,133,832

Selected Balance Sheet Data (at period end):
Assets:
Cash	$23,025	$70	$1,722	$5,311	$3,462	$3,597
Mortgage loans held for sale	348,432	572,709	325,482	475,018	414,419	266,870
Mortgage loans held for investment, net	2,016,043	—	—	—	—	—
Mortgage servicing rights, net	5,761	—	400	—	—	—
Accounts receivable	17,583	29,393	28,325	6,237	9,537	949
Goodwill, net	39,995	39,995	39,995	39,995	39,995	41,522
Total assets	2,509,348	662,729	429,895	539,901	482,867	323,332
Liabilities:
Warehouse lines of credit	413,481	444,248	257,045	367,634	322,617	208,026
Aggregation credit facilities	752,391	—	—	—	—	—
Loan funding payable	80,416	112,460	63,219	80,572	76,301	52,352
Debt	948,205	36,720	36,720	36,720	44,655	44,655
Total liabilities (excluding minority interest)	2,233,771	617,578	384,983	503,050	457,516	314,971
Shareholders’ equity (data from 2000-2003 reflects unitholders’ equity)	275,545	45,135	44,891	36,851	25,351	8,361

Other Data (unaudited):
Purchase money originations	$3,442,133	$3,001,454	$3,944,744	$3,259,736	$2,747,563	$1,651,796
Refinancing originations	877,748	1,685,634	1,975,290	1,761,113	1,316,848	127,775

Total originations(2)	$4,319,881	$4,687,088	$5,920,034	$5,020,849	$4,064,411	$1,779,571

Fixed-rate originations	$984,082	$2,302,984	$2,624,534	$2,002,177	$2,763,790	$1,127,998
Adjustable-rate originations	3,335,799	2,384,104	3,295,500	3,018,672	1,300,621	651,573

Total originations(2)	$4,319,881	$4,687,088	$5,920,034	$5,020,849	$4,064,411	$1,779,571

Weighted average loan-to-value ratio—first lien	79.6%	79.0%	75.7%	75.8%	78.2%	85.6%
Weighted average loan-to-value ratio—second lien	93.3%	92.2%	92.6%	88.9%	85.6%
Weighted average middle FICO credit score—first lien	717	716	713	713	709	707
Weighted average middle FICO credit score—second lien	726	725	725	725	734	731
Weighted average loan size—first lien	$195,058	$181,585	$183,473	$183,922	$163,835	$153,149
Weighted average loan size—second lien	$40,989	$42,946	$42,756	$43,120	$39,027	$40,015
Total mortgage sales	$2,198,708	$4,507,872	$5,869,183	$4,898,601	$3,851,663	$1,623,464
Weighted average whole loan gain on sale	1.54%	1.58%	1.53%	1.59%	1.31%	1.16%
Number of stores at period end	19	14	16	14	12	10
Number of realtor store-in-store locations at period end	126	85	98	48	30	—
Number of employees at period end	1,270	1,198	1,180	854	699	537

(1)	Represents the period from May 1, 2000, representing the inception of HBMC Holdings, LLC, through December 31, 2000.
(2)	Originations include the full amount of construction-to-permanent loans that have closed, regardless of the amount funded.

Management’s discussion and analysis of

financial condition and results of operations

The following should be read in conjunction with the consolidated financial statements of HBMC Holdings, LLC and the notes thereto, and the consolidated financial statements of HomeBanc Corp. and its predecessors and the notes thereto, contained elsewhere in this prospectus. The following includes, for periods ended on or prior to December 31, 2003, a discussion of the financial condition and results of operations on a consolidated basis for HBMC Holdings, LLC, which, through its subsidiaries, conducted all of our operations and held all of our assets prior to our initial public offering and reorganization in July 2004. The following also includes, for periods ended after December 31, 2003 (including periods after our initial public offering and reorganization), a discussion of the financial condition and results of operations on a consolidated basis for HomeBanc Corp., as the successor to HBMC Holdings, LLC. As a result of our change in strategy following our initial public offering and reorganization, we anticipate that our historical financial results, including those periods presented herein, will not be indicative of our future financial performance for any corresponding periods. As a result of our change in business strategy, our income from gain on sales declined as a result of holding mortgage loans for investment rather than sale and our results of operations were adversely affected by lower production volumes and the higher expenses we incurred, including expenses related to being a public company.

The structure of our reorganization results in accounting treatment similar to a pooling of interests, and the consolidated financial statements of HomeBanc Corp. include the results of HomeBanc Corp.’s predecessor companies prior to HomeBanc Corp.’s reorganization and initial public offering in July 2004. Our historical financial results are not indicative of our future financial performance, because, following our initial public offering and reorganization, we began to hold most of our adjustable-rate mortgage loans rather than sell them. See “Our company.”

General

We are a Georgia corporation formed in March 2004 to own, continue and expand the business of HBMC, a residential mortgage banking company. HBMC and its predecessors have been in the residential mortgage loan origination business for over 20 years. We focus our mortgage origination activities primarily on prime one-to-four family residential purchase money mortgage loans rather than mortgage refinancings. While the definition of “prime” loans varies from company to company, we consider “prime” loans to be loans that satisfy our prescribed investment criteria, namely loan product type, credit scores and loan-to-value ratios. We presently focus on select markets within the states of Georgia, Florida and North Carolina. Our goal is to focus on markets where we believe the demographics, including population growth, new one-to-four family building permits, and sales of new and existing homes, provide opportunities to originate purchase money mortgage loans in sufficient volume to support our offices and growth objectives.

Historically, HBMC has sold substantially all of the mortgage loans that it originates to third parties in whole loan and securitized form and financed its operations through warehouse and repurchase lines of credit. In addition, HBMC historically did not service any loans, other than construction-to-permanent loans during the construction phase.

In July 2004, we completed our initial public offering and related reorganization, which resulted in our ownership of 100% of the outstanding stock of HBMC. We intend to make an election to be taxed as a REIT for the year ended December 31, 2004, and HBMC will be one of our taxable REIT subsidiaries. Our revenues and results of operations for periods after July 19, 2004, including the three and nine months ended September 30, 2004, reflect the changes in strategy implemented by us in anticipation of our initial public offering and the reorganization, which are described below.

Adjustable-Rate Mortgage Loan Retention Strategy

In anticipation of our initial public offering and reorganization and our intention to elect to be treated as a REIT, we began, in February 2004, to hold for investment a majority of the prime adjustable-rate mortgage loans originated by HBMC while continuing to sell a majority of the fixed-rate mortgages that we originate. As a result, our revenues and losses for the periods ended September 30, 2004 reflect changes in the business strategy during which we, through our affiliates, were aggregating a significant amount of our total loan origination volume, rather than selling those loans to generate gains on sale.

We presently expect to continue selling the majority of fixed-rate mortgage loans that we originate. We believe that, due to the complexity of some interest-only, adjustable-rate mortgage products, the secondary whole loan mortgage market does not always accurately reflect their true economic value. The majority of our retained mortgage loans in the third quarter of 2004 were, and in our future operations will be, adjustable-rate mortgage loans with rates based on the London Interbank Offered Rate, or “LIBOR.” Although we do not presently intend to actively invest in loans or mortgage-backed securities collateralized by assets that we do not originate, we may do so from time-to-time in the future.

Securitization Strategy

During the first six months of 2004, and periods prior to December 31, 2003, we used short-term warehouse and repurchase agreement facilities to fund our long-term holdings. We began in the third quarter of 2004 to securitize adjustable-rate mortgage loans held for investment by offering long-term adjustable-rate debt, which we expect will cost less than our warehouse and repurchase facilities. We expect to incur greater interest expense to carry loans in our portfolio and to generate higher interest and fee revenues from these retained loans.

We finance and intend to continue to finance the mortgage loans retained by us through debt and equity offerings, primarily securitization transactions treated as debt for financial reporting and tax purposes, which provide substantially matched-funded, long-term financing with lower interest rates than short-term debt facilities. On July 30, 2004, we initiated our securitization strategy by issuing, through HomeBanc Mortgage Trust 2004-1, approximately $989.2 million of notes backed by adjustable-rate, residential first mortgage loans that we principally had originated prior to our initial public offering. On October 29, 2004, we completed a second offering through HomeBanc Mortgage Trust 2004-2 of approximately $894.7 million of notes backed by adjustable-rate, residential first mortgage loans originated by HBMC. We have an effective shelf registration that we may use to register the offer and sale of future securitizations. We propose to make an offering of debt in the form of securities collateralized by approximately $1.0 billion of our mortgage loans in February 2005, subject to, among other things, market conditions and rating agency requirements.

Servicing Strategy

We also intend to service the mortgage loans that we originate and hold for investment. While we are an experienced mortgage loan originator, we historically have only serviced, for brief periods of generally not more than three months, the mortgage loans we have originated. Prior to December 2003, we routinely transferred the servicing responsibilities on mortgage loans that we originated, other than construction-to-permanent loans during the construction phase, to third-party servicers shortly after our origination of the loans. Beginning in December 2003, we retained the servicing responsibilities for those loans that we found economically attractive to service – namely a portion of the nonconforming mortgage loans and a limited number of Fannie Mae mortgage loans – and continued to service the construction-to-permanent loans during the construction phase of these mortgage loans. In addition, HBMC generally has serviced loans that are the subject of securitization sale transactions for up to 30 days after the loans are securitized. In 2004, we began to service, and in the future will continue to service, the loans we hold for investment.

Industry Outlook

Based upon our analysis of current industry trends, we believe that total mortgage originations for the industry in 2004 will decline by approximately 26% compared to 2003. We believe that this anticipated decline will be driven by a decline in refinance mortgage originations. This suggests that the competition for purchase money mortgage originations will continue to intensify, which is what we observed during the three months ended September 30, 2004. We will continue to operate in select markets in the States of Georgia, Florida and North Carolina. Further expansion is planned for specific markets in South Carolina, Tennessee and the Washington D.C. metropolitan area. Our focus remains on utilizing traditional retail mortgage loan origination channels and developing and expanding our strategic marketing alliances with residential realtors and homebuilders.

Financial Condition Discussion

Cash

We had unrestricted cash and cash equivalents of $23.0 million at September 30, 2004, versus $1.7 million at December 31, 2003. This increase in cash resulted from a combination of our initial public offering, debt issuance and principal payments received on loans. More details are provided in HomeBanc Corp.’s condensed consolidated statement of cash flows contained elsewhere in this prospectus.

Mortgage Loans Held for Sale

Mortgage loans we have originated, but do not intend to hold for the foreseeable future, are classified as “mortgage loans held for sale.” We had mortgage loans held for sale of $348.4 million at September 30, 2004, a 7% increase from $325.5 million at December 31, 2003. Mortgage loans held for sale represent mortgage loans originated and held pending sale to permanent investors and are carried at the lower of cost or fair value. We use warehouse lines of credit, repurchase agreements, loan aggregation facilities and other sources of borrowings to finance our mortgage loans held for sale. Fluctuations in mortgage loans held for sale, warehouse lines of credit and loan funding payable are dependent on loan production seasonality, as well as our investors’ ability to purchase mortgage loans on a timely basis.

Mortgage Loans Held for Investment

Mortgage loans we have originated and transferred to the REIT are classified as “mortgage loans held for investment.” We had mortgage loans held for investment of $2.0 billion at September 30, 2004. Mortgage loans held for investment represent mortgage loans that we intend to hold for the foreseeable future and are carried at cost.

We use aggregation repurchase facilities to finance our mortgage loans held for investment until such time as we are able to securitize these loans. Fluctuations in mortgage loans held for investment and the related aggregation repurchase facilities are dependent on loan production seasonality and our ability to transfer loans and securitize mortgage loans at the REIT. The $2.0 billion increase in mortgage loans held for investment from December 31, 2003 to September 30, 2004 was due to our decision to change our business from selling substantially all of our mortgage loans that we originate to instead retaining for investment a majority of the adjustable-rate loans that we originate. It also reflects our aggregation of such loans beginning in February 2004.

Accounts Receivable

Accounts receivable totaled $17.6 million as of September 30, 2004. The decrease of $10.7 million in accounts receivable from December 31, 2003 to September 30, 2004 was mainly due to cash received from investors subsequent to year-end that was attributable to loan sales at year-end.

Accrued Expenses

Accrued expenses increased from $22.0 million at December 31, 2003 to $39.3 million at September 30, 2004. The increase from year-end was due to primarily to the $4.5 million recorded in the period related to the relocation of our corporate offices, the increase in the contingent loss reserve of $1.7 million, the increase in accrued loan expenses of $2.1 million due to seasonality, the increase in our liability related to our derivative financial instruments of $4.3 million and the increase in our deferred compensation liability of $1.3 million.

Borrowings

Our debt increased by $911.5 million since year-end due to the securitization during the third quarter of 2004 of mortgage loans held for investment. The securitization transaction was accounted for as a secured borrowing.

Borrowings outstanding under our other credit facilities increased $908.8 million since year-end. The increase primarily represents an increase in the cash required to support our mortgage origination cash requirements as we have changed our business from selling substantially all of the mortgage loans that we originate to instead retaining for investment a majority of the adjustable-rate loans that we originate.

Derivative Instruments

The following summarizes our hedging activities that, subject to limitations imposed by the REIT requirements on HomeBanc Corp., we use and expect to use to reduce our interest rate risks.

We utilize and expect to continue to use the hedging techniques described below to protect our borrowing costs and portfolio yields:

Matching Adjustable Rates on Borrowings.    We will attempt to fund all of our adjustable-rate mortgage or “ARM” assets with borrowings whose maturities or interest reset frequencies approximately match the interest rate adjustment periods on our ARM assets. Accordingly, our borrowings generally will have variable interest rates or fixed interest rates with maturities of one year or less because our traditional ARM assets maintain interest rates that adjust within one year.

Our investment portfolio is comprised of, and is expected to continue to be comprised of, hybrid ARM assets, which have fixed interest rate periods of three to seven years. We intend to utilize derivative financial instruments to attempt to fix the interest rate on our borrowings. As a consequence, the target net duration of our hybrid ARM assets, related borrowings and derivative financial instruments is no more than three months. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates.

Interest Rate Swap Agreements, Including Basis Swaps.    We enter into interest rate swap agreements under which we agree to pay a fixed rate of interest and to receive a variable interest rate, generally based on LIBOR. We also enter into basis swaps to better match the interest rates on our debt and assets. A basis swap is an interest rate swap where one party receives payments based on one floating rate index and the counterparty makes payments based upon another floating rate index.

Interest Rate Cap Agreements.    Additionally, we may continue to purchase interest rate cap agreements, pursuant to which we will receive cash payments if the interest rate index specified in the cap agreement increases above contractually specified levels. Therefore, the interest rate cap agreements have the effect of capping the interest rate on a portion of our borrowings to the rate specified by the interest rate cap agreement.

We may enter into other hedging-type transactions designed to protect our borrowing costs and portfolio yields from interest rate changes. We may also purchase “interest-only” mortgage derivative assets or other mortgage derivative products for purposes of mitigating risk from interest rate changes. We may also use, from time-to-time, futures contracts and options on futures contracts on Eurodollars, other Eurodollar transactions, federal funds, Treasury securities, swap options, and similar financial instruments to mitigate risk from changing interest rates.

We generally enter into derivative instruments for hedging purposes. It is unlikely that we can obtain hedging instruments that perfectly offset all of our interest rate risks. No hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT limit our ability to hedge. We intend to monitor, and may have to limit, our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets.

As of September 30, 2004, we had designated hedges with respect to our indebtedness used to finance our mortgage loans held for investment. These hedges have contractual lives that range between one year and five years. The designated hedges are interest rate swap agreements with a total notional amount of $400 million. The terms of these swaps require us to pay a fixed rate during the term of the swap and receive the then current one-month LIBOR rate. At September 30, 2004, we also had basis swaps with a total notional amount of $400 million where we pay the six-month LIBOR rate and receive the one-month LIBOR plus a spread. Subsequent to September 30, 2004, we entered into interest rate cap agreements with a combined notional amount of $381 million with respect to the liabilities under HomeBanc Mortgage Trust 2004-2. The purpose of the interest rate swap and cap agreements is to protect our borrowing costs and portfolio yields.

Loans Held For Sale

We historically have used, and expect to continue to use, various financial instruments, including derivatives, to manage the interest rate risk related specifically to our loan applications subject to interest rate lock commitments, which we refer to as our “committed pipeline,” and our loans held for sale inventory. We generally expect to use the following derivative instruments in our risk management activities related to the committed pipeline and loans held for sale inventory:

•	“best efforts” and “mandatory” forward sales of individual or whole loans, which represent an obligation to sell loans held for sale to an investor at a specific price in the future;

•	forward sales of mortgage-backed securities, or “MBS,” which represent an obligation to sell a MBS at a specific price in the future, and the value of which increases as mortgage rates rise;

•	forward purchases of MBS, which represent an obligation to buy a MBS at a specific price in the future, and the value of which increases as mortgage rates fall;

•	long call options on MBS, which represent a right to buy a MBS at a specific price in the future, and the value of which increases as mortgage rates fall;

•	long put options on MBS, which represent a right to sell a MBS at a specific price in the future, and the value of which increases as mortgage rates rise;

•	long call options on Treasury futures, which represent a right to acquire a Treasury futures contract at a specific price in the future, and the value of which increases as the benchmark Treasury rate falls; and

•	long put options on Treasury futures, which represent a right to sell a Treasury futures contract at a specific price in the future, and the value of which increases as the benchmark Treasury rate rises.

We generally seek to cover substantially all of our fixed-rate loans held for sale inventory by individual delivery commitments with the applicable loan investor or forward sales of MBS net of forward purchases.

To manage the interest rate risk associated with the committed pipeline, we use a combination of net forward sales of MBS and “put” and “call” options on MBS or Treasury futures. Generally, we enter into forward sales of MBS in an amount equal to the portion of the committed pipeline expected to close, assuming no change in mortgage rates. We acquire put and call options to protect against the variability of loan closings caused by changes in mortgage rates, utilizing the current fallout estimates of loans in the committed pipeline that do not close to estimate the amount of option coverage. We review our committed pipeline and loans held for sale inventory risk profiles on a daily basis. We also employ “shock tests” to project the estimated effects of interest rate changes on our committed pipeline and loans held for sale inventory.

Interest rate risk management of the committed pipeline is complicated by the fact that the ultimate percentage of loan applications that close within the terms of the interest rate lock commitment, or “rate lock commitments,” varies due to the “fallout” of applicants who receive commitments from us but choose not to close the mortgage loan within the terms of the commitment. The variability of the percentage of commitments not closed due to fallout is caused primarily by changes in mortgage rates. In general, the percentage of applications that ultimately close within the terms of the rate lock increases if mortgage rates rise and decreases if mortgage rates fall, due primarily to the relative attractiveness of current mortgage rates compared to the applicants’ committed rates. The closing percentage is also influenced by, among other things, the source of the applications, age of the applications, construction delays, insufficient appraisal values to support the loan amount, purpose for the loans—purchase or refinance—and the application approval rate.

Our success in reducing our interest rate risk is directly related to our ability to monitor and estimate fallout. We have developed closing ratio estimates which utilize fallout data for the committed pipeline, using our empirical data and experience, taking into account all of these variables. The fallout estimates also take into account renegotiations of rate and point commitments that tend to occur when mortgage rates fall. The fallout estimates are revised periodically using the most current empirical data.

Loan Servicing

Loan servicing is a series of administrative functions with respect to a mortgage loan, which are governed by federal, state and local regulations, as well as the terms of the mortgage loan and the contractual servicing agreement between the servicer and the holder of the related mortgage loans. The servicer performs loan servicing functions in exchange for fees and other remuneration. Servicing functions typically include:

•	collecting and remitting loan payments;

•	responding to borrower inquiries;

•	accounting for principal and interest;

•	holding custodial (escrow impound) funds for payment of property taxes and insurance premiums;

•	counseling delinquent mortgagors; and

•	supervising foreclosures and property dispositions.

The servicer receives an annual servicing fee for performing these functions. The servicing fees are collected and paid from the monthly interest payments made by the mortgagors. Prior to December 2003, HBMC did not retain the servicing for any of the mortgage loans that it sold, except for construction-to-permanent mortgage loans, which HBMC serviced during the construction phase of the loan. In addition, HBMC generally has serviced loans that are the subject of securitized transactions for up to 30 days after the loans are securitized. Commencing in December 2003, HBMC began retaining servicing for those loans that it found economically attractive to service, namely a portion of the nonconforming mortgage loans and a limited number of loans sold to Fannie Mae, and continued to service the construction-to-permanent loans during the construction phase. In 2004, we began to service, and in the future will continue to service, the loans we hold for investment. To support its conforming mortgage loan securitization sales, HBMC implemented an interim servicing platform in July 2001, which included licensing comprehensive third party mortgage loan servicing software. We presently are considering implementing a new mortgage servicing platform and applications suitable for servicers of private mortgage-backed securitizations in 2005 at an estimated conversion cost of approximately $600,000, plus customized application development costs of approximately $200,000.

As of September 30, 2004, we serviced approximately 13,000 mortgage loans with an aggregate outstanding principal balance of approximately $2.6 billion that we held for investment or that we serviced for others. For the quarter ended September 30, 2004, we had servicing revenues of $1.6 million compared to the quarter ended September 30, 2003, during which we had no servicing revenues. For the nine months ended September 30, 2004, our servicing revenues were $2.7 million, while we had no servicing revenues for the nine months ended September 30, 2003.

Allowance for Loan Losses

The allowance for loan losses, which we refer to as the “Allowance,” represents our assessment and estimate of the risks associated with extending mortgage credit and our evaluation of the quality of our loans held for investment. We analyze our loans held for investment to determine the adequacy of the Allowance and the appropriate provision required to maintain this reserve at a level we believe will be adequate to absorb anticipated loan losses. We began to retain certain loans during the first nine months of 2004, which we have classified as “mortgage loans held for investment” in our balance sheet as of September 30, 2004. Our evaluation of the adequacy of the Allowance is based on an assessment of the risks of mortgage loans held for investment. In assessing the adequacy of the Allowance, we review the size, quality and risk of the mortgage loans held for investment. We also consider factors, including our historical loan loss experience of similar types of loans, the amount of past due and nonperforming loans, specific known risks, the value of the collateral securing the loans, current and anticipated economic and interest rate conditions, relevant industry data and other factors that affect the Allowance. Evaluation of these factors involves subjective estimates and judgments that are inherently uncertain and may change. A rapidly rising interest rate environment could have a material adverse affect on certain borrowers’ ability to repay their loans, especially in the case of adjustable-rate loans. Changes in economic conditions and interest rates could materially affect our evaluation of the Allowance and require additional provision to be made for loan losses.

Based on this analysis, we determined that the Allowance should be $1.7 million with respect to the $2.0 billion of mortgage loans held for investment as of September 30, 2004. The Allowance at September 30, 2004 was 8.2 basis points of our total mortgage loans held for investment. Since our historical experience analysis of the uncertainties involved in applying the Allowance policy is at an early stage as a result of our recent change in strategy, our actual loss experience may be substantially different from our Allowance. If our actual losses are greater, our profitability and cash flows will be reduced and our liquidity will be adversely affected by our obligation to repurchase such loans from our aggregation facility lenders, which could have an adverse effect on us.

Our provision for loan losses during the three months ended September 30, 2004 was $1.1 million and was $1.7 million for the nine-month period ended September 30, 2004.

Our policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal and/or interest due. Loans that are contractually past due 90 days or more that are well secured and are in the process of collection generally are not placed on nonaccrual status. A loan may be placed on nonaccrual status at an earlier date, pending the sale of any collateral or a determination as to whether sources of repayment exist, when reasonable doubt exists as to the repayment of a loan in accordance with the agreed terms and the ultimate collection of principal or interest. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient to ultimately reduce or satisfy the obligation.

At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Generally, when a loan is placed on nonaccrual status, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Thereafter, any interest income on a nonaccrual loan is recognized only on a cash basis. Cash receipts for accruing nonperforming loans are applied to principal and/or interest under the contractual terms of the loan agreement. A mortgage loan held for investment is recommended for charge-off against the Allowance when we believe the collection of the principal of the loan is doubtful. Such recommendations to charge off principal are made monthly to our Credit Committee for approval. While it is our policy to charge off a particular loan in the period when a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Therefore, our judgment as to the adequacy of the Allowance is necessarily approximate and imprecise.

An allocation of the Allowance by loan type follows:

Allocation of the Allowance for Loan Losses

	As of September 30, 2004
Loan Type	Dollars (000s)	% of Loans
Real estate-mortgage	$1,621	97.7%
Construction to permanent	38	2.3%

Total	$1,659	100.0%

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed properties, net of specific valuation allowances. Total nonperforming assets were $2.4 million as of September 30, 2004. Prior to 2004, we sold substantially all of the mortgage loans that we originated and therefore did not have any nonperforming assets at previous reporting dates.

A breakdown of nonperforming assets follows:

Nonaccrual, Restructured and Past Due Loans and Foreclosed Properties

As of September 30, 2004
Dollars (000s)
Nonaccrual loans:	$2,422
Restructured loans	—

Total nonperforming loans	2,422
Foreclosed properties	—

Total nonperforming assets	$2,422

Potential Problem Assets

Potential problem assets consist of assets that are generally secured and are not currently considered nonperforming. They include those assets for which information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. These assets would likely be loans that are expected to become nonperforming. At September 30, 2004, we had no potential problem assets. Prior to 2004, we sold substantially all of the mortgage loans that we originated and therefore did not have any potential problem assets at previous reporting dates.

Revenues and Expenses

Our revenue historically has consisted primarily of:

•	gain on sale of mortgage loans, which is the difference between the price we receive on loan sale and the carrying cost of the loan, which is at the lower of cost or fair value. The cost of a loan includes the principal balance plus deferred direct loan costs, including sales associate commissions, appraisal fees and loan processing expense, less deferred loan origination and underwriting fees;

•	net interest income, which is the difference between the interest income generated on mortgage loans held for sale and the interest expense related to financing those loans through our warehouse lines of credit facilities and repurchase facilities; and

•	other revenue from our servicing activities, and our title and mortgage insurance ventures.

Our expenses historically have consisted primarily of:

•	salaries, benefits and associated payroll costs;

•	marketing, promotion and advertising costs;

•	occupancy and equipment costs;

•	depreciation and amortization expense;

•	interest expense on debt other than debt used to finance mortgage loans; and

•	other operating costs, which include outsourcing costs incurred for mortgage loan post-closing services, professional services and general and administrative functions.

As a result of implementing our REIT structure, our net interest income and servicing revenues have increased with the increased volume of loans held for investment. Our expenses have increased as a result of providing greater servicing functions on more loans, the interest expense incurred to fund loans held for investment, and the costs of being a public company.

Our Title and Mortgage Insurance Ventures

HomeBanc Title Partners, LLC is 85% owned by us and is 15% owned by Security First Title Affiliates, Inc., an unaffiliated title insurance agency. HomeBanc Title Partners provides title insurance agency services to customers of HBMC.

We also own contractual interests in segregated accounts of two captive private mortgage reinsurance companies controlled and managed by unaffiliated insurance companies, to which we have contributed $0.7 million of capital as of September 30, 2004. These arrangements provide us with income based upon the amount of capital required to support these policies and the claims experience of the private mortgage insurance sold by these entities to customers of HBMC, and in which we bear the second 5% of losses in an amount up to our capital contributions. We began our participation in these ventures in 2003. We consolidate our interests in the two captive private mortgage reinsurance companies consistent with FASB Interpretation (“FIN”) No. 46 (R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. We may enter into other captive insurance arrangements in the future.

The following tables summarize the revenues, assets and liabilities related to these entities:

	As of and for the Nine months ended September 30, 2004	As of and for the Year ended December 31, 2003
	(dollars in thousands)
HomeBanc Title Partners
Revenues	$1,099	$517
Assets	786	281
Liabilities	339	103

	As of and for the Nine months ended September 30, 2004	As of and for the Year ended December 31, 2003
	(dollars in thousands)
Mortgage Reinsurance Ventures
Revenues	$521	$293
Assets	1,432	284
Liabilities	327	116

Taxation

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that the rate changes.

Our taxable REIT subsidiary, HBMC, incurred pre-tax losses of $28.2 million for the nine months ended September 30, 2004 as a result of selling fewer loans in the secondary market and selling more loans to HomeBanc Corp. We also realized lower production volumes, and increased expenses as a public company.

For GAAP purposes, no gain on sale is recognized on loans transferred to the REIT investment portfolio. However, for tax purposes, loans sold to the REIT investment portfolio are transferred at fair value, based on a transfer pricing study, resulting in a taxable gain on sale at HBMC, a taxable REIT subsidiary, or “TRS.” HBMC transferred $2.0 billion of mortgage loans to HomeBanc Corp. in the third quarter, of which approximately $1.0 billion were loans accumulated by HBMC prior to the initial public offering. As a REIT, HomeBanc Corp. is not consolidated with its taxable REIT subsidiaries for federal income tax purposes, and, generally, HomeBanc Corp. separately pays no federal income tax. HBMC had a taxable loss during the nine months ended September 30, 2004, and recognized a $11.5 million tax benefit on a consolidated basis.

The following is the reconciliation of GAAP net loss to REIT taxable income for the three and nine months ended September 30, 2004:

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(dollars in thousands)
REIT taxable income(1)	$5,443	$5,443
Taxable income of taxable REIT subsidiaries	(936)	(28,176)
GAAP eliminations(2)	(24,317)	(13,497)

Consolidated GAAP net loss	$(19,810)	$(36,230)

(1)	REIT taxable income is a non-GAAP financial measure. Because of the REIT tax requirements on distributions, management believes that REIT taxable income is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net income (loss). REIT taxable income should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. HomeBanc Corp. uses REIT taxable income as the basis for establishing the amount of dividends payable to holders of its common stock.
(2)	Consists primarily of intercompany gains on sale of loans from taxable REIT subsidiaries to HomeBanc Corp. excluded from income by SFAS No. 65, as amended.

During this period, HomeBanc Corp. recorded deferred tax assets of $11.0 million related to these net operating losses and $0.5 million in other timing differences. We presently believe that we have the ability to generate taxable income in the future at our taxable REIT subsidiaries sufficient to realize the benefit of these deferred tax assets.

We intend to qualify, and will elect to be taxed, as a REIT for federal income tax purposes beginning with the tax year ended December 31, 2004. HBMC will continue to be our primary mortgage origination subsidiary, and HBMC has made an election to be treated as a TRS. In order to meet certain of the requirements for us to qualify as a REIT, we presently intend that HBMC will continue to conduct all of our origination activities. We expect that HBMC will sell all loans that it originates, either to HomeBanc Corp. or in the secondary market. Loans held for investment by us will be accounted for at amortized cost for financial accounting purposes. Interest income generated from our retained loan portfolio will be recognized as income. We expect that we will service the loans held by us for investment and will use HBMC as a subservicer of our loans.

As a REIT, HomeBanc Corp. generally will not be subject to federal income tax on REIT taxable income that it distributes to its shareholders. HBMC, as a separate tax filer and TRS of HomeBanc Corp., must record tax expense or benefit based on its stand-alone earnings or losses. As noted above, from time-to-time, HBMC sells and transfers mortgage loans to the portfolio of loans held by HomeBanc Corp. for investment. For purposes of GAAP, no gain on sale is recognized on mortgage loans sold and transferred by HBMC to HomeBanc Corp.’s investment portfolio. However, for tax purposes, mortgage loans sold and transferred to HomeBanc Corp.’s portfolio are transferred at fair value, based on a transfer pricing study, resulting in HBMC realizing a taxable gain on sale. During 2003, all of the loans originated by HBMC were sold to unrelated parties, and the resulting gain on sale was recognized for both tax and GAAP purposes. Since these transactions occurred outside of the REIT structure, they were taxed in accordance with applicable federal and state income tax rates.

For a more complete description of the requirements for us to qualify as a REIT, you should refer to the information under the heading “Federal income tax consequences.”

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based on the amounts reported in the consolidated financial statements of HomeBanc Corp. and its predecessors and HBMC Holdings, LLC. These financial statements have been prepared in conformity with GAAP, many of which require the use of estimates, judgments and assumptions that affect reported amounts. Changes in the estimates and assumptions could have a material effect on these financial statements. Our accounting policies that we believe are the most critical to an understanding of our financial results and condition and require complex management judgment have been described below.

Basis of Financial Statement Presentation and Principles of Consolidation.    Our consolidated financial statements include the accounts of HomeBanc Corp. and the accounts of our subsidiaries, including HBMC, Abetterwayhome Corp., HomeBanc Funding Corp., HomeBanc Funding Corp. II, HMB Acceptance Corp., Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II, HomeBanc Title Partners, LLC, HomeBanc Mortgage Trust 2004-1 and HomeBanc Mortgage Trust 2004-2. These subsidiaries are consolidated in our financial statements because we either wholly own or control each entity. The financial statements of all of our TRSs are consolidated with HomeBanc Corp. for financial reporting purposes, but not for income tax reporting purposes. All material intercompany accounts and transactions are eliminated in consolidation for financial reporting purposes. As required by FIN No. 46 (R), our consolidated financial statements also include the assets, liabilities and activities of our mortgage reinsurance captive subsidiaries managed and controlled by unaffiliated insurance companies, as variable interest entities, or “VIEs,” for which we are deemed to be the primary beneficiary.

Mortgage Loans Held for Sale.    Mortgage loans held for sale represent mortgage loans originated and held pending sale to investors. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 91, Non-refundable Fees and Costs Associated With Originating or Acquiring Loans and Initial Direct Cost of Leases, the cost of mortgage loans held for sale includes the principal balance of the loans and any related deferred origination fees and costs. Mortgage loans held for sale are carried at the lower of cost or fair value. Fair value is determined by examining outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis. Any aggregate net unrealized losses are recognized through a valuation allowance established by charges to current operations. Gains or losses on sales are recognized at the settlement date and are based upon the difference between the sales proceeds and the carrying value of the loan sold.

Mortgage Loans Held for Investment.    We retain in our portfolio substantially all of the adjustable-rate prime mortgage loans that we originate and that meet our investment criteria and portfolio requirements.

Mortgage loans held for investment are recorded net of deferred loan origination fees and associated direct costs and stated at amortized cost. Mortgage loan origination fees and associated direct mortgage loan origination costs on mortgage loans held for investment are deferred and amortized over the life of the loan as an adjustment to yield using the level yield method.

Interest is recognized as revenue when earned according to the terms of the loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Allowance for Loan Losses.    We began to maintain an Allowance on loans held for investment as we first accumulated mortgage loans for investment in the first quarter of 2004. We cease accruing interest on mortgage loans at the time the mortgage loan is 90 days past due, unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual status or charged off will continue to be reversed against interest income in the current period. The interest on these loans is recognized as cash is received, until the loan qualifies for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Our historical operations have had an insignificant amount of loan losses due to default or non-performance on the loans, primarily because mortgage loans were sold soon after being originated. As we increase our portfolio of loans held for investment, we will record additional provisions for loan losses to increase our Allowance. The Allowance is based upon management’s estimates and judgments of various factors affecting the risk of loss in our mortgage loan portfolio, including mortgage loan type, current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value ratios, delinquency status, historical credit losses and private mortgage insurance, among other factors. The Allowance is maintained through ongoing provisions charged to operating income and is reduced by loans that are charged off. Determining the Allowance is subjective in nature due to the estimates and judgments required and the potential for changes due to changing economic and market conditions, interest rates and consumer behaviors.

Investment Securities.    We may hold securities in our investment portfolio that meet our portfolio and investment guidelines. Investment securities may be classified as held to maturity, trading or available for sale in accordance with management’s intent regarding the securities. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, securities are classified as:

•	Held to maturity if management has the positive intent and ability to hold them to maturity. These securities will be carried at cost, adjusted for the amortization of premium and accretion of discount.

•	Trading if the securities are principally held for the purpose of selling them in the near term. These securities will be carried at fair value, with unrealized gains and losses included in earnings.

•	Available for sale if the securities are not classified as held to maturity or trading. These securities will be carried at fair value, with net unrealized gains and losses reported as a component of accumulated other comprehensive income.

Fair value will be based primarily upon third party quotations, which are subject to significant variability based on market conditions, including interest rates and spreads. Changes in market conditions could result in a significant increase or decrease in value of our investments.

We will also assess whether unrealized losses on investment securities, if any, reflect a decline in value that is other than temporary, and, in such cases, we will write the impaired security down to its fair value through earnings. Significant judgment is required in this analysis. Realized gains and losses attributable to each security sold will be included in other income using the specific identification method.

Interest income on investment securities will be recognized using the assumed effective yield based upon a number of assumptions that are subject to uncertainties and contingencies. These assumptions include the expected maturity date of the security and the rate and timing of principal and interest receipts, which may be subject to prepayments, redemptions, calls, delinquencies and defaults. Premiums and discounts associated with the purchase of the investment securities will be amortized/accreted into interest income over the estimated lives of the securities using the interest method. These uncertainties and contingencies are difficult to predict and are subject to future events and economic and market conditions, which may alter the assumptions.

Accounting for Transfers and Servicing of Financial Assets.    We periodically securitize mortgage loans by transferring mortgage loans that we retain to securitization vehicles, which issue securities to investors. The securities are collateralized by mortgage loans primarily originated by us. We generally retain interests, including subordinated tranches, in all or some of these securities. Certain of the securitization agreements may require us to repurchase loans that are found to have legal deficiencies subsequent to the date of transfer. We service loans, through HBMC, originated by HBMC and securitized by HomeBanc Corp. through statutory trusts.

We also sell mortgage loans on either a servicing-retained or servicing-released basis. Loans sold servicing-retained result in mortgage servicing rights “MSRs.” In connection with the sale of mortgage loans, a portion of the cost of originating each loan is allocated to the MSRs based on their relative fair values. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses.

We evaluate MSRs for impairment based upon their fair value as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If we later determine that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

We account for these transfers of financial assets, whether in the form of a securitization transaction or a sale transaction, as sales for financial reporting purposes when we surrender control over the assets. We have surrendered control over the transferred assets when: the assets have been isolated from us; we give the transferee the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets; and we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. We treat transfers of financial assets not meeting the sale criteria as secured borrowings. Tax treatment for transfers of financial assets is based on the facts and circumstances of each transaction but does not necessarily match the treatment applied for financial reporting purposes.

We generally intend to structure securitizations by HomeBanc Corp. as secured borrowings for GAAP purposes and for federal income tax purposes to maintain our REIT status. Our strategy of retaining on our balance sheet certain mortgage loans held for investment and including them in our securitization pools reduces the number of loans we sell. HBMC may use securitizations to recognize gain on sale income.

Accounting for Stock-based Compensation.    We account for stock-based compensation based upon a fair value method as required by SFAS No. 123, Accounting for Stock-based Compensation. Under the fair value method, compensation cost, including the cost for restricted stock units, or “RSUs,” is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. For stock appreciation rights, or “SARs,” and stock options fair value is determined using an option-pricing model that takes into account certain assumptions, including the stock price at the grant date, the exercise price, the expected life of the grant, the volatility of the underlying stock, the expected dividends on the stock and the risk-free interest rate over the expected life of the option. The fair value of an option or a SAR estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the grant, dividends on the stock or the risk-free interest rate.

Reserves for Contingencies.    We maintain a reserve for losses that may arise in connection with the representations and warranties we provide to the buyers of our mortgage loans regarding, among other things, compliance with laws and regulations, loan conformity with the ultimate purchasers’ underwriting standards and the accuracy of information. In the event of a breach of these representations or warranties or in the event of an early payment default, we may be required to repurchase the loans and/or indemnify the purchaser for damages caused by that breach. Such reserves are estimated based on historical losses adjusted for current trends and information. As we retain more of our mortgage loan production, we will need to establish and administer reserves for loan losses based on our loss experience and judgments as to the performance of, and risks in, our mortgage loan portfolio, including loans securing our securitizations. The reserve was $4.5 million as of September 30, 2004.

Derivative Financial Instruments.    We regularly use derivative financial instruments as part of our risk management activities to protect the value of certain assets and liabilities and future cash flows against adverse price or interest rate movements. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, derivative instruments are carried at fair value on the balance sheet. The valuation of derivative financial instruments is considered critical because many are valued using discounted cash flow modeling techniques in the absence of market value quotes. Therefore, we must make estimates regarding the amount and timing of future cash flows, which are susceptible to significant change in future periods based on changes in interest rates.

See “— Recent Accounting Developments” for a discussion of certain changes in GAAP.

Results of Operations

The following should be read in conjunction with the condensed consolidated financial statements of HomeBanc Corp. and its predecessors, and of HBMC Holdings, LLC, and the notes thereto. Results for the periods presented may not be indicative of future results due to factors including our reorganization on July 12, 2004 and the recapitalization of our business effective upon completion of our initial public offering on July 19, 2004.

The following table shows selected categories of our results of operations expressed as percentages of total revenues.

	Nine Months Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
Revenues:
Net gain on sale of mortgage loans	75.5%	89.6%	87.8%	92.7%	90.6%
Net interest income after provision for loan losses	15.3	9.8	11.3	7.2	9.4
Other revenue	9.2	0.6	0.9	0.1	—

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Salaries and employee benefits	89.4%	36.4%	39.6%	42.9%	43.0%
Marketing and promotions	38.2	14.9	16.6	11.1	11.5
Occupancy and equipment expense	37.7	11.2	12.5	12.5	16.6
Other expenses	41.3	18.1	18.1	15.5	25.8

Total expenses	206.6%	80.7%	86.9%	82.0%	96.9%

(Loss) income before Income taxes	(106.6)	19.3	13.1	18.0	3.1
Income tax (benefit) expense	(25.6)	8.0	5.6	7.4	(10.4)

Net (loss) income	(81.0)%	11.3%	7.6%	10.6%	13.6%

Percentages are rounded.

Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

Overview

Our results of operations for the third quarter of 2004 were significantly affected by (1) our decision to change our business model from one of selling substantially all of the mortgage loans that we originate to one of retaining for investment a majority of the adjustable-rate mortgage loans that we originate, (2) our reorganization and conversion to a REIT and (3) the initial public offering of our common stock.

Industry data obtained from the October 19, 2004 MBAA, Long-term Mortgage Finance Forecast shows a forecasted drop of 46% in the industry’s total mortgage originations in the third quarter 2004 compared to the same period in 2003. Our total loan volume in the third quarter 2004, when compared to the same period in 2003, was down 14%, which compares favorably to the MBAA forecast cited above. We originated $1.4 billion of total loans in the third quarter of 2004, including approximately $1.2 billion in purchase money originations and $0.2 billion in refinancing originations, compared to $1.6 billion of total loans, including $1.1 billion and $0.5 billion, respectively, of purchase money and refinancing originations in the third quarter of 2003. Purchase money originations, which represented 85% of our total originations for the third quarter of 2004, increased 6% compared to the same period in 2003. Refinancing originations, which represented 15% of our total originations during the third quarter of 2004, declined 58% when compared to the same period in 2003. We originated approximately $1.2 billion of adjustable-rate mortgage loans and $0.2 billion of fixed-rate mortgage loans, compared to $0.9 billion and $0.7 billion, respectively, of such loans in the third quarter of 2003. In the third quarter of 2004, 82% of the total mortgage loan originations were adjustable-rate loans. The reduction in our loan originations was a result of a significant decline in the refinance market due to rising interest rates, lower average volume production per loan officer, higher than expected turnover of our loan officers and the effects of four hurricanes in Florida. During the third quarter of 2004, our customer surveys indicate that our customer satisfaction levels have improved.

The net loss of $19.8 million for the three months ended September 30, 2004 compares to net income of $3.8 million for the same period in 2003. As a direct result of our change in strategy to aggregating some loans rather than selling all loans, no gain on sale has been recognized on any loans classified as loans held for investment during the period. At the end of the period, we were holding $2.0 billion of loans for investment. The results for the period included approximately $3.8 million of net interest income on mortgage loans held for investment and for sale. We made a provision to the contingent loss reserve for loans sold to third parties $1.7 million greater than the comparable period in 2003. In addition, we continued our policy of making provisions to the Allowance. During the three months ended September 30, 2004, we increased the Allowance by $1.1 million. We had continuing expansion of our strategic marketing alliances with realtors and homebuilders, which added approximately $1.9 million of additional expenses in the third quarter of 2004 when compared to the same period last year. We also incurred $1.4 million in additional expenses associated with becoming a public company.

Net Loss

Our net loss for the three months ended September 30, 2004 was $19.8 million, compared to net income of $3.8 million for the same period last year. During the third quarter of 2004, we continued our strategy of aggregating adjustable-rate loans rather than selling them. As a result, our loan sales based on volume originated were 67% lower for the three-month period ended September 30, 2004, compared to the same period last year. Loans sold were $0.6 billion for the period ended September 30, 2004, versus $1.8 billion during the same period last year. The results for the period included approximately $5.3 million of net interest income on mortgage loans held for investment. Because of the lower loan sales, revenues decreased 63% for the third quarter, while expenses increased 33% as compared to the same period of 2003. Included in these expenses are $1.4 million in additional expenses associated with becoming a public company. The overall increase in expenses was due primarily to higher employee costs, additional payments to expand our strategic marketing alliances with realtors and builders, additional provision for loss reserves associated with the sale of certain of our loans to third parties, increased occupancy costs associated with our growth and costs for consulting services relative to business process improvements directly related to our transition to a public company.

For the three months ended September 30, 2004, we had REIT taxable income of $5.4 million. The following is the reconciliation of our GAAP net loss to our REIT taxable income (dollars in thousands):

REIT taxable income(1)	$5,443
Taxable income of taxable REIT subsidiaries	(936)
GAAP eliminations(2)	(24,317)

Consolidated GAAP net loss	$(19,810)

(1)	REIT taxable income is a non-GAAP financial measure. Because of the REIT tax requirements on distributions, management believes that REIT taxable income is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net income (loss). REIT taxable income should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. HomeBanc Corp. uses REIT taxable income as the basis for establishing the amount of dividends payable to holders of its common stock.
(2)	Consists primarily of intercompany gains on sale of loans from taxable REIT subsidiaries to HomeBanc Corp. excluded from income by SFAS No. 65, as amended.

Revenues

Total revenues decreased to $11.4 million for the third quarter of 2004, compared to $30.6 million for the same period last year. This decline in revenues and the decline in our gain on sales of mortgage loans described below were primarily due to our aggregating loans for investment rather than selling these loans to third parties as we have done historically. Other revenues increased primarily as a result of increases in servicing income.

Net Gain on Sale of Mortgage Loans.    Gain on sale of mortgage loans decreased 76% to $6.4 million for the three months ended September 30, 2004, from $26.9 million for the same period in 2003. As a direct result of our change in strategy to aggregating loans for investment rather than selling these loans, we sold substantially fewer loans in the first nine months of 2004 relative to the same period in 2003. No gain on sale has been recognized on any loans classified as loans held for investment during the first nine months of 2004. Realized gains on sale of mortgage loans were $7.6 million before provision for contingent losses, or 127 basis points, or “bp,” on sales volume of $0.6 billion for the third quarter of 2004, compared to 147 bp on sales volume before provision for contingent losses of $1.8 billion for the same period last year. The lower gain on sale in basis points during the third quarter of 2004 was due to the combination of competitive pricing pressures brought about by other mortgage lenders that have refocused their origination efforts on purchase money mortgages (rather than refinancing transactions), which represents nearly two-thirds of our originations, and a shift in the mix of the loans being sold from loan products that have traditionally had a higher gain on sale to loan products that have traditionally had a lower gain on sale. This change is net of the provision for contingent loss reserves.

Net Interest Income.    Net interest income for the three months ended September 30, 2004 increased to $3.8 million from $3.4 million for the same period last year. The net interest margin from loans held for investment and for sale has been adversely impacted by the effect of derivative financial instruments prior to their designation as hedges. The following table summarizes the changes in our net interest income, prior to provision for loan losses, for the three months ended September 30, 2004 and 2003:

Yields Earned on Mortgage Loans Held for Sale or Investment and

Rates on Borrowings to Finance Mortgage Loans

(dollars in thousands)

	Three Months Ended September 30, 2004
	Loans Held for Investment
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans held for investment	$1,574,239	$14,403	0.91%	3.64%
Borrowings to finance mortgage loans	1,359,127	8,243	0.61%	2.44%
Impact of derivative financial instruments		(864)	(0.06)%	(0.24)%

Net interest margin		$5,296	0.34%	1.36%

Net interest income as a % of interest income			36.8%

	Three Months Ended September 30, 2004
	Loans Held for Sale
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans held for sale	$394,077	$5,241	1.33%	5.32%
Borrowings to finance mortgage loans	329,406	4,103	1.25%	5.00%
Impact of derivative financial instruments		(2,659)	(0.81)%	(3.24)%

Net interest margin		$(1,521)	(0.39)%	(1.56)%

Net interest income as a % of interest income			(29.0)%

	Three Months Ended September 30, 2004
	Total Mortgage Loans
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans	$1,968,316	$19,644	1.00%	4.00%
Borrowings to finance mortgage loans	1,688,533	12,346	0.73%	2.92%
Impact of derivative financial instruments		(3,523)	(0.21)%	(0.84)%

Net interest margin		$3,775	0.19%	0.76%

Net interest income as a % of interest income			19.2%

	Three Months Ended September 30, 2003
	Total Mortgage Loans
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans	$668,732	$8,125	1.21%	4.84%
Borrowings to finance mortgage loans	495,594	4,690	0.95%	3.80%

Net interest margin		$3,435	0.51%	2.04%

Net interest income as a % of interest income			42.3%

As discussed above, as a result of the change in our business strategy, our GAAP results of operations, including our net interest income on loans held for investment, reflect the difference in treatment under GAAP accounting and tax accounting. For the three months ended September 30, 2004, our REIT taxable net interest income was $6.4 million. The following table gives a reconciliation of our consolidated GAAP net interest income to our REIT taxable net interest income (dollars in thousands):

Loans held for investment net interest income	$5,296
Intercompany interest between REIT and TRS	1,063

REIT taxable net interest income(1)	6,359
Intercompany interest between REIT and TRS	(1,063)
Loans held for sale net interest income	(1,521)

Consolidated GAAP net interest income	$3,775

(1)	REIT taxable net interest income is a non-GAAP financial measure. Management believes that REIT taxable net interest income is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net interest income. REIT taxable net interest income should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. REIT taxable net interest income represents the largest revenue component to REIT taxable income, which HomeBanc Corp. uses as the basis for establishing the amount of dividends payable to holders of its common stock.

Expenses

Total operating expenses for the three months ended September 30, 2004 increased 33% to $31.6 million, from $23.8 million for the same period in 2003. Included in this increase in expenses for the period are $1.9 million due to additional costs associated with the continuing expansion of our strategic marketing alliances, which we consider to be an integral part of our long-term growth strategy, and $1.4 million in additional expenses associated with becoming a public company. Of the remaining increase, $3.8 million of expenses related to salaries and associate benefits, of which $0.9 million relates to stock-based compensation expense recorded in accordance with SFAS No.123, and $0.8 million in increased occupancy and equipment costs.

Salaries and Associate Benefits.    Salaries and associate benefits for the three months ended September 30, 2004 increased 36% to $14.2 million, from $10.4 million for the same period in 2003. Total associates, including commissioned sales associates, at September 30, 2004 increased 6% to 1,270, from 1,198 at September 30, 2003. Salaries and benefits for associates grew during the three-month period ended September 30, 2004 by $1.8 million due primarily to annual merit increases and additional associates needed for our existing business structure to support our growth, the five new stores opened since September 30, 2003 and becoming a public company. Expenses of $0.9 million relating to stock-based compensation, including stock appreciation rights and restricted stock units, were recorded in the three-month period ended September 30, 2004. Of this amount, $0.4 million is related to a non-recurring cost of the accelerated vesting of HMBC stock units issued prior to our becoming a public company. Severance costs of $0.5 million relating to a former executive were also recorded during the three-month period ended September 30, 2004. Expenses associated with medical insurance benefits that we offer to our associates grew $0.3 million for the three-month period ended September 30, 2004, as compared to the same period during 2003, due to growth in the number of plan participants and increasing medical costs. Commissions paid to sales associates are included in the cost of mortgage loans originated by them and included in the gain on sale calculation for these mortgage loans.

Marketing and Promotions.    Marketing and promotions expense for the three months ended September 30, 2004 increased 41% to $6.3 million, from $4.4 million for the same period of the previous year. This increase was the result of the continued expansion of our strategic marketing alliances with realtors and homebuilders. Our contractual marketing payments to the realtors and builders with whom we have strategic marketing alliances increased to $4.3 million for the three-month period ended September 30, 2004, from $2.4 million in the same period last year. Although these alliances require equal payment amounts over a period of time up to three years, we expect that a significant portion of the benefit, higher mortgage loan origination volume, will occur during the latter part of the alliance arrangements. These strategic marketing alliances accounted for 30% and 35% of our purchase and total mortgage loan production volume, respectively, for the three months ended September 30, 2004. We added a net of five new alliances in the three months ended September 30, 2004. As of September 30, 2004, we had 140 strategic marketing alliances.

Occupancy and Equipment Expense.    Occupancy and equipment expense for the three months ended September 30, 2004 increased 24% to $4.0 million, from $3.2 million for the same period of the previous year. The increase in occupancy expenses was due to $0.4 million of higher equipment and rental expenses. We had 19 store locations at September 30, 2004, compared to 16 on September 30, 2003. These three additional store locations resulted in $0.2 million of additional expense for the quarter.

Other Operating Expense.    Other operating expenses for the three months ended September 30, 2004 increased 34% to $5.3 million, from $4.0 million for the same period in 2003. The increase in other operating expenses was due to costs, which management currently does not expect to recur, of $0.9 million for consulting services relative to business strategy and process improvements directly related to our transition to a public company, $0.3 million due to an increase in software licensing and maintenance fees, and $0.2 million in additional costs related to the expansion of our loan outsourcing arrangements for post closing services.

Income Tax.    Income tax benefit for the three months ended September 30, 2004 was $0.4 million, compared to an income tax expense of $3.0 million for the same period in the prior year, reflecting effective tax rates of (1.8)% and 44.2%, respectively. The change in the effective rate is due to the change in HomeBanc Corp.’s tax filing status for 2004 and the results of HBMC during the quarter. As a REIT, HomeBanc Corp. generally will not be subject to federal income tax on REIT taxable income that it distributes to its shareholders. HBMC, as a separate tax filer and a TRS of HomeBanc Corp., must record tax expense or benefit based on its stand-alone earnings or losses. During the third quarter of 2004, $2.0 billion of mortgage loans were sold by HBMC and transferred to the portfolio of loans held by HomeBanc Corp. for investment, of which approximately $1.0 billion were loans accumulated by HBMC by June 30, 2004, prior to the initial public offering and the implementation of the REIT structure. For GAAP purposes, no gain on sale is recognized on mortgage loans sold and transferred to HomeBanc Corp.’s investment portfolio. However, for tax purposes, mortgage loans sold and transferred to HomeBanc Corp.’s portfolio are transferred at fair value, based on a transfer pricing study, resulting in a taxable gain on sale at HBMC. Accordingly, for tax purposes, HBMC incurred only a $0.9 million pre-tax loss and recorded $0.4 million in benefit related to this loss. During 2003, all of the loans originated by HBMC were sold to unrelated parties, and the resulting gain on sale was recognized, both for tax and GAAP purposes. Since these transactions occurred outside of the REIT structure, they were taxed in accordance with applicable federal and state rates.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Overview

Our results of operations for the first nine months of 2004 were significantly affected by (1) our decision to change our business model from one of selling substantially all of the mortgage loans that we originate to one of retaining for investment a majority of the adjustable-rate mortgage loans that we originate, (2) our reorganization and conversion to a REIT and (3) the initial public offering of our common stock.

Industry data obtained from the October 19, 2004 MBAA Long-term Mortgage Finance Forecast shows a forecasted drop of 32% in total mortgage originations in the nine-month period ended September 30, 2004 when compared to the same period in 2003. Our total loan volume for the nine-month period ended September 30, 2004 was down 8% when compared to the same period in 2003, which compares favorably to the MBAA forecast cited above. We originated $4.3 billion of mortgage loans during the first nine months of 2004, including approximately $3.4 billion in purchase money originations and $0.9 billion in refinancing originations, as compared to total loan originations of $4.7 billion, including $3.0 billion and $1.7 billion, respectively, of purchase money and refinancing originations during the first nine months of 2003. Purchase money originations, which represented 79% of our total originations for the nine-month period ended September 30, 2004, increased 15% compared to the same period in 2003. Refinancing originations, which represented 21% of our total originations during the nine-month period ended September 30, 2004, have declined to $0.9 billion, or by 49%, when compared to the same period in 2003. During the nine-month period ended September 30, 2004, we originated approximately $3.3 billion of adjustable-rate mortgage loans and $1.0 billion of fixed-rate mortgage loans compared to $2.4 billion and $2.3 billion, respectively, of such loans in the first nine months of 2003. In the first nine months of 2004, 77% of the total mortgage loan originations were adjustable-rate loans. The reduction in total loan originations is the result of a significant decline in the refinance market due to rising interest rates, lower average volume production per loan officer and higher than expected turnover of our loan officers. During the nine month period ended September 30, 2004, our customer surveys indicate that our customer satisfaction levels have improved.

The net loss of $36.2 million for the nine months ended September 30, 2004 compares to net income of $9.0 million for the same period in 2003. Our pre-tax income was unfavorably impacted in the first nine months of 2004 due in part to our decision to retain, rather than sell, a majority of the adjustable-rate mortgage loans that we originate. At the end of the period, we were holding $2.0 billion of loans for investment. The results for the period included approximately $8.5 million of net interest income on mortgage loans held for investment and for sale. Other unfavorable factors included (1) the $5.5 million of non-cash charges related to the relocation of our corporate headquarters, (2) our continued expansion of our strategic marketing alliances with realtors and home builders, which added approximately $5.1 million of additional expenses in the first nine months of 2004, as compared to the same period last year, (3) approximately $3.9 million in additional expenses that we incurred in connection with our becoming a public company, and (4) our making a provision for the contingent loss reserve of $3.7 million and the loan loss provision of $1.7 million.

Net Loss

Our net loss for the nine months ended September 30, 2004 was $36.2 million, compared to net income of $9.0 million for the same period last year. During the first nine months of 2004, we began aggregating a majority of the adjustable-rate loans that we originate, rather than selling them as we traditionally have done. Our loan sales based on volume originated were 51% lower for nine months ended September 30, 2004 than in the same period last year. The loans sold were $2.2 billion for the period, versus $4.5 billion for the same period last year. Because of our aggregating these loans, we had at the end of the period approximately $2.0 billion of loans held for investment. As a result of the lower loan sales during the first nine months of 2004, revenues decreased 44% for the period while expenses increased 44%, in each case, compared to the same period during 2003. These amounts include $3.9 million in costs related to becoming a public company. This increase in expenses was due primarily to higher associate salaries and benefits, a one-time non-cash charge of $5.5 million related to the relocation of our corporate headquarters, additional payments to expand our strategic marketing alliances with realtors and homebuilders, an increased provision for loss reserves associated with the sale of certain of our loans to third parties, an additional provision to the Allowance, increased occupancy costs associated with our growth and costs for consulting services relative to business process improvements directly related to our transition to a public company.

For the nine months ended September 30, 2004, we had REIT taxable income of $5.4 million. The following is the reconciliation of our GAAP net loss to our REIT taxable income (dollars in thousands):

REIT taxable income(1)	$5,443
Taxable income of taxable REIT subsidiaries	(28,176)
GAAP eliminations(2)	(13,497)

Consolidated GAAP net loss	$(36,230)

(1)	REIT taxable income is a non-GAAP financial measure. Because of the REIT tax requirements on distributions, management believes that REIT taxable income is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net income (loss). REIT taxable income should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. HomeBanc Corp. uses REIT taxable income as the basis for establishing the amount of dividends payable to holders of its common stock.
(2)	Consists primarily of intercompany gains on sale of loans from taxable REIT subsidiaries to HomeBanc Corp. excluded from income by SFAS No. 65, as amended.

Revenues

Total revenues decreased 44% to $44.7 million for the nine months ended September 30, 2004, as compared to total revenues of $79.4 million for the same period last year. The decline in revenues and the decline in our gain on sales of mortgage loans described below were primarily due to our aggregating rather than selling a majority of the adjustable-rate mortgage loans that we originate in anticipation of HomeBanc Corp. electing to be treated as a REIT for federal income tax purposes.

Net Gain on Sale of Mortgage Loans.    Gain on sale of mortgage loans decreased 52% to $33.8 million for the nine months ended September 30, 2004, from $71.2 million for the same period in 2003. As a direct result of our change in strategy to aggregating loans rather than selling these loans, we sold substantially fewer loans in the first nine months of 2004 relative to the same period in 2003. No gain on sale has been recognized on any loans classified as loans held for investment during the period. Gain on sale of mortgage loans was 154 bp on sales volume of $2.2 billion for the nine-month period ended September 30, 2004, compared to 158 bp on sales volume of $4.5 billion for the same period last year. These gains are net of the provision for contingent loss reserves.

Net Interest Income.    Net interest income for the nine months ended September 30, 2004 increased 9% to $8.5 million, from $7.8 million for the same period last year. The increase was due primarily to our decision to aggregate rather than sell a majority of the adjustable-rate mortgage loans that we originated. These mortgage loans held for investment and for sale generated approximately $8.5 million in net interest income. The net interest margin from loans held for investment and for sale has been adversely impacted by increased interest expense resulting from the impact of derivative financial instruments prior to the designation of these derivatives as hedges. The increase in interest income from loans held for investment was partially offset by lower interest spreads related to our higher levels of adjustable-rate mortgage loans that we originated.

The following table summarizes the changes in our net interest income, prior to provision for loan losses, for the nine months ended September 30, 2004 and 2003:

Yields Earned on Mortgage Loans Held for Sale or Investment

and Rates on Borrowings to Finance Mortgage Loans

(dollars in thousands)

	Nine Months Ended September 30, 2004
	Loans Held for Investment
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans held for investment	$1,151,733	$20,255	1.76%	3.52%
Borrowings to finance mortgage loans	910,858	12,448	1.37%	2.74%
Impact of derivative financial instruments		(864)	(0.09)%	(0.18)%

Net interest margin		$6,943	0.60%	1.20%

Net interest income as a % of interest income			34.3%

	Nine Months Ended September 30, 2004
	Loans Held for Sale
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans held for sale	$459,362	$16,315	3.55%	4.73%
Borrowings to finance mortgage loans	382,128	12,727	3.33%	4.44%
Impact of derivative financial instruments		(2,030)	(0.53)%	(0.71)%

Net interest margin		$1,558	0.34%	0.45%

Net interest income as a % of interest income			9.5%

	Nine Months Ended September 30, 2004
	Total Mortgage Loans
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans	$1,611,095	$36,570	2.27%	3.03%
Borrowings to finance mortgage loans	1,292,985	25,175	1.95%	2.60%
Impact of derivative financial instruments		(2,894)	(0.22)%	(0.29)%

Net interest margin		$8,501	0.53%	0.71%

Net interest income as a % of interest income			23.2%

	Nine Months Ended September 30, 2003
	Total Mortgage Loans
	Average Balance	Revenue/ Expense	Rate/ Yield	Estimated Annualized Rate/Yield
Mortgage loans	$585,189	$20,697	3.54%	4.72%
Borrowings to finance mortgage loans	492,063	12,886	2.62%	3.49%

Net interest margin		$7,811	1.33%	1.77%

Net interest income as a % of interest income			37.7%

As discussed above, as a result of the change in our business strategy, our GAAP results of operations, including our net interest income on loans held for investment, reflect the difference in treatment under GAAP accounting and tax accounting. For the nine months ended September 30, 2004, our REIT taxable net interest income was $8.0 million. The following table gives a reconciliation of our consolidated GAAP net interest income to our REIT taxable net interest income (dollars in thousands):

Loans held for investment net interest income	$6,943
Intercompany interest between REIT and TRS	1,063

REIT taxable net interest income(1)	8,006
Intercompany interest between REIT and TRS	(1,063)
Loans held for sale net interest income	1,558

Consolidated GAAP net interest income	$8,501

(1)	REIT taxable net interest income is a non-GAAP financial measure. Management believes that REIT taxable net interest income is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net interest income. REIT taxable net interest income should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. REIT taxable net interest income represents the largest revenue component to REIT taxable income, which HomeBanc Corp. uses as the basis for establishing the amount of dividends payable to holders of its common stock.

Expenses

Total operating expenses for the nine months ended September 30, 2004 increased 44% to $92.4 million from $64.0 million for the same period in 2003. Included in this increase in expenses for the period are $11.1 million related to salaries and employee benefits, $8.0 million in increased occupancy and equipment costs, $5.1 million due to additional costs associated with the continuing expansion of our strategic marketing alliances and $3.9 million in additional expenses associated with becoming a public company.

Salaries and Associate Benefits.    Salaries and associate benefits for the nine months ended September 30, 2004 increased 38% to $40.0 million, from $28.9 million for the same period in 2003. Included in this $11.1 million increase are the costs relating to the retention bonus of $1.2 million to our executives during the second quarter of 2004. Total associates, including commissioned sales associates, at September 30, 2004 increased 6% to 1,270, from 1,198 at September 30, 2003. Salaries and benefits for associates grew during the period by $4.1 million due in large part to our hiring of additional associates and by $1.4 million associated with operating additional stores. Expenses associated with medical insurance benefits we offer to our associates grew $1.3 million for the period due to growth in the number of plan participants and increasing medical costs. Expenses of $0.9 million relating to stock-based compensation, including stock appreciation rights and restricted stock units, were recorded in the nine-month period ended September 30, 2004. Of this amount, $0.4 million is related to a non-recurring cost of the accelerated vesting of HMBC stock units issued prior to our becoming a public company. Severance costs of $0.7 million relating to our former executives were recorded during the nine-month period ended September 30, 2004. Commissions paid to sales associates are included in the cost of mortgage loans originated by them and included in the gain on sale calculation for these mortgage loans.

Marketing and Promotions.    Marketing and promotions expense for the nine months ended September 30, 2004 increased 44% to $17.1 million from $11.8 million for the same period of the previous year. This increase was primarily the result of the continued expansion of our strategic marketing alliances with realtors and homebuilders. During the first nine months of 2004, our contractual marketing payments to the realtors and builders with whom we have strategic marketing alliances increased to $11.5 million from $6.4 million for the same period last year. Although these alliances require equal payment amounts over a period of time up to three years, we expect that a significant portion of the benefit, higher mortgage loan origination volume, will occur during the latter part of the alliance arrangements. These strategic marketing alliances accounted for 34% and 27% of our purchase and total mortgage loan production volume, respectively, for the nine months ended September 30, 2004. We added a net of 27 new alliances in the nine months ended September 30, 2004. As of September 30, 2004, we had 140 strategic marketing alliances.

Occupancy and Equipment Expense.    Occupancy and equipment expense for the nine months ended September 30, 2004 increased 89% to $16.9 million from $8.9 million for the same period of the previous year. The $8.0 million increase in occupancy expenses was due primarily to a one-time non-cash charge of approximately $5.5 million related to the relocation of our corporate headquarters. The increase in occupancy expenses was also due to $1.2 million of higher rental and equipment expenses. We had a total of 19 loan origination offices at September 30, 2004, compared to 16 such offices at September 30, 2003. These additional store locations resulted in $0.5 million of additional expenses for the period.

Other Operating Expense.    Other operating expenses for the nine months ended September 30, 2004 increased 34% to $13.1 million from $9.8 million for the same period in 2003. This $3.3 million increase in other operating expenses was due, in part, to $2.0 million for consulting services related to business strategy and process improvements directly related to our transition to a public company and $1.2 million in additional costs related to the expansion of our loan outsourcing arrangements for post-closing services.

Income Tax.    Income tax benefit for the nine months ended September 30, 2004 was $11.5 million, compared to an income tax expense of $6.4 million for the same period in the prior year, reflecting effective tax rates of (24.1)% and 41.4%, respectively. The change in the effective rate is due to the change in HomeBanc Corp.’s tax filing status for 2004 and the results of HBMC during the quarter. As a REIT, HomeBanc Corp. generally will not be subject to federal income tax on REIT taxable income that it distributes to its shareholders. HBMC, as a separate tax filer and a TRS of HomeBanc Corp., must record tax expense or benefit based on its stand-alone earnings or losses. During the third quarter of 2004, $2.0 billion of mortgage loans were sold by HBMC and transferred to the portfolio of loans held by HomeBanc Corp. for investment, of which approximately $1.0 billion were loans accumulated by HBMC by June 30, 2004, prior to the initial public offering and the implementation of the REIT structure. For GAAP purposes, no gain on sale is recognized on mortgage loans sold and transferred to HomeBanc Corp.’s investment portfolio. However, for tax purposes, mortgage loans sold and transferred to HomeBanc Corp.’s portfolio are transferred at fair value, based on a transfer pricing study, resulting in a taxable gain on sale at HBMC. Accordingly, for tax purposes, HBMC incurred a $28.2 million pre-tax loss and recorded $11.5 million in benefit related to this loss. During 2003, all of the loans originated by HBMC were sold to unrelated parties, and the resulting gain on sale was recognized, both for tax and GAAP purposes. Since these transactions occurred outside of the REIT structure, they were taxed in accordance with applicable federal and state rates.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Overview

Our results for 2003 reflected both the record levels of activity in the housing finance markets and our continued growth. We also believe the results show our ability to respond to changing consumer preferences for mortgage loans through our array of mortgage loan products. We continued to invest significantly in our strategic marketing alliances with realtors and home builders as well as expanding in current as well as into new markets. We originated $5.9 billion of total loans in 2003, including $3.3 billion of adjustable-rate loans and $2.6 billion of fixed rate loans, compared to $5.0 billion of total loans, $3.0 billion of adjustable-rate loans and $2.0 billion of fixed-rate loans originated in 2002. Our net income of $7.7 million for 2003 compared to net income of $8.9 million for 2002.

Net Income

Net income decreased 13.5% to $7.7 million in 2003 from $8.9 million in 2002. While our higher level of loan sales — $5.9 billion in 2003 as compared to $4.9 billion in 2002 — resulted in a 21.7% increase in revenues, expenses increased by 29.0%. The increased level of loans sold by us coincided with the record level of activity in the U.S. housing market in 2003. The increase in expenses was due primarily to additional costs incurred to support our future growth, including expenses of expanding our strategic marketing alliances with realtors and home builders and training of associates. We trained 217 and 97 sales associates in 2003 and 2002, respectively, at a total cost, together with associate development expenses, of $2.0 million in 2003 compared to $1.2 million in 2002. The increase in total expenses also includes additional compensation and occupancy, software and computer costs incurred to support our higher production and sales volumes currently and in the future. We believe these actions will support our future growth.

Revenues

Total revenues increased to $102.0 million in 2003 from $83.8 million in 2002, due primarily to increased loan production resulting from an increased number of loan officers, opening new stores and expanding our strategic marketing alliances with realtors and home builders.

Gain on Sale of Mortgage Loans.    Gain on sale of mortgage loans increased 15.2% to $89.5 million in 2003 from $77.7 million in 2002. The increase in gain on sale of mortgage loans was due to the increased sales volume of loans sold in 2003 offset by a small decrease in our gain on sale margin. Gain on sale of loans was 153 bp on sales volume of $5.9 billion for 2003 compared to 159 bp on sales volume of $4.9 billion for 2002. This decrease in our gain on sale margin was due primarily to a 59.1% drop in Federal Housing Administration/Veterans Administration mortgage loan origination volume and other shifts in our product mix. The decrease in our FHA/VA loan origination volume was due primarily to our introduction of a more attractive alternative product that was easier to process than the FHA/VA loans where our volume of originations resulted in processing backlogs at HBMC in 2003. Customer preferences for different mortgage loan products also can be influenced by a number of factors, like interest rates. When customers’ product preferences change, we have product mix shifts. We believe fixed-rate mortgage loans historically have had a higher gain on sale margin because of higher market values of the servicing relating to fixed-rate loans. We sold all but $35.6 million of our mortgage loans on a servicing released basis during 2003 and all of our loans sold in 2002 were sold on a servicing released basis.

Our revenues, margins and gain on sale can also be affected by changes in interest rates and changes in customer preferences, investor preferences and pricing that change our loan volumes and product mix. Changes in interest rates and the yield curve can also result in consumer and investor changes between fixed-rate and adjustable-rate mortgage loans, and gain on sale and other revenues, including net interest income.

Net Interest Income.    Net interest income on mortgages held for sale increased 88.5% to $11.5 million in 2003 from $6.1 million in 2002. The increase in 2003 was due primarily to an increase in the volume of average mortgage loans held for sale, which increased 42.6% to $533.1 million in 2003 compared to $373.9 million in 2002, as well as an increase in net interest spread on mortgage loans held for sale, which increased 106.9% to 1.80% in 2003 from 0.87% in 2002. The increase in the average amount of mortgage loans held for sale was due to our increase in the time we held the loans on average before we sold them due to processing backlogs with our purchasers resulting from the high volumes of secondary market transactions. Net interest income also benefited from a 19.0% decline in interest rates on our financing arrangements on mortgage loans held for sale from 4.11% to 3.33%, a portion of which decrease related to reduced spreads over LIBOR on our costs of funds borrowed to finance our mortgage loans.

The table below summarizes the changes in our net interest income for 2003 and 2002.

Yields Earned on Mortgage Loans Held for Sale and

Rates on Borrowings to Finance Mortgage Loans

(dollars in thousands)

	2003
	Average Balance	Revenue/Expense	Rate/ Yield
Mortgage loans held for sale	$533,100	$27,358	5.13%
Borrowings to finance mortgage loans	475,100	15,830	3.33%

Net interest spread		$11,528	1.80%

Net interest income as a % of interest income			42.1%

	2002
	Average Balance	Revenue/Expense	Rate/ Yield
Mortgage loans held for sale	$373,900	$18,604	4.98%
Borrowings to finance mortgage loans	305,400	12,544	4.11%

Net interest spread		$6,060	0.87%

Net interest income as a % of interest income			32.6%

Expenses

Total operating expenses increased to $88.6 million in 2003 from $68.7 million in 2002.

Salaries and Associate Benefits.    Salaries and associate benefits increased 12.2% to $40.4 million in 2003 from $36.0 million in 2002. These expenses included training and personal development expenses that were $2.0 million in 2003, up 66.7% from $1.2 million in 2002. The increase was primarily due to the expansion of our support staff (processing, underwriting and closing associates) necessary to support our growth. Total associates (including commission sales associates) increased 38.2% to 1,180 on December 31, 2003 from 854 on December 31, 2002. Commissions paid to sales associates are included in the costs of mortgage loans originated by them and included in the gain on sale calculation for these mortgage loans.

Marketing and Promotions.    Marketing and promotion expense increased 82.8% to $17.0 million in 2003 from $9.3 million in 2002. This increase was primarily due to a $5.7 million increase to $9.2 million in expenses associated with the continued expansion in 2003 of our strategic marketing alliances with realtors and home builders which was 162.9% greater than in 2002. We increased our number of realtor store-in-store locations from 48 in 2002 to 98 in 2003. Although these alliances require the payment of equal amounts over a three-year period, we expect that a significant portion of the benefit to us (i.e., increased production volume) will occur during the latter part of the alliance arrangements. These strategic marketing alliances accounted for 36.3% and 24.2% of our purchase and total mortgage loan production volume, respectively in 2003, up from 28.7% and 18.7%, respectively in 2002.

Occupancy and Equipment Expense.    Occupancy and equipment expense increased 21.0% to $12.7 million in 2003 from $10.5 million in 2002. During 2003, we added two additional origination office locations and expanded several existing locations. The 2003 expense also includes a full year of rent for two stores that we opened during the second half of 2002. We had 16 origination office locations at December 31, 2003 as compared to 14 on December 31, 2002.

Other Operating Expense.    Other operating expense increased 61.3% to $12.1 million in 2003 from $7.5 million in 2002 due to the expansion of our loan outsourcing arrangements for post-closing services and for consulting services.

Income Tax.    Income tax expense decreased 8.1% to $5.7 million in 2003 from $6.2 million in 2002. The income tax expense reflects the average aggregate federal and state tax rate of 42.4% and 41.1% in 2003 and 2002, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Overview

Our results in 2002 were favorably affected by greater secondary market acceptance of our adjustable-rate mortgage loan products, which increased our gain on sale margins and revenues. We originated $5.0 billion of total loans in 2002, including $3.0 billion of adjustable-rate loans and $2.0 billion of fixed-rate loans, compared to $4.1 billion of total loans, $1.3 billion of adjustable-rate loans and $2.8 billion of fixed-rate loans originated in 2001. Our net income of $8.9 million for 2002 compares to net income of $7.6 million in 2001.

Net Income

Net income increased 17.1% to $8.9 million in 2002 compared to $7.6 million in 2001. We had a $5.8 million income tax benefit in 2001 due to a reversal of a deferred taxes valuation allowance. Net income before taxes increased from $1.8 million in 2001 to $15.1 million in 2002. These results are attributable to a 25.6% increase in the volume of loans sold by us - $4.9 billion in 2002 compared to $3.9 billion in 2001, offset in part by a 27.0% increase in total expenses. The increase in expenses was due primarily to additional costs incurred to support our future growth, including the marketing and promotions expense associated with the expansion of our strategic marketing alliances with realtors and home builders and to train our additional commission sales associates and other employees. The increase in total expenses also includes additional compensation and occupancy costs incurred to support our higher production and sales volumes and staff.

Revenues

Total revenues increased 49.9% to $83.8 million in 2002 from $55.9 million in 2001, due primarily to increased loan production resulting from an increased number of loan officers, opening new stores and expanding our strategic marketing alliances with realtors and home builders.

Gain on Sale of Mortgage Loans.    Gain on sale of mortgage loans increased 53.6% to $77.7 million in 2002 from $50.6 million in 2001. The increase in gain on sale of mortgage loans was due to the increased volume of loans sold in 2002 and to an increase in our gain on sale margin. Gain on sale of loans was 159 basis points on sales volume of $4.9 billion for 2002 compared to 131 basis points on sales volume of $3.9 billion for 2001. The increase in our gain on sale margin was due primarily to improved efficiencies in the execution of our loan sales, including securitizing loans for a full year, and improved pricing leverage and sales volume, as well as greater secondary market acceptance of our adjustable-rate mortgage loan product. We sold all of our mortgage loans on a servicing released basis during 2002 and 2001.

Net Interest Income.    Net interest income increased 15.1% to $6.1 million in 2002 from $5.3 million in 2001. The 2002 year-over-year increase was due primarily to an increase in average mortgages held for sale, which increased to $373.9 million for 2002 compared to $326.6 million for 2001 and an increase in net interest spread on mortgages held for sale. The table below summarizes the changes in our net interest income for 2001.

Yields Earned on Mortgage Loans Held for Sale and

Rates on Borrowings to Finance Mortgage Loans

(dollars in thousands)

	2001
	Average Balance	Revenue/ Expense	Yield/ Rate
Mortgage loans held for sale	$326,600	$21,153	6.48%
Borrowings to finance mortgage loans	278,000	15,882	5.71

Net interest spread		$5,271	0.77%

Net interest income as a % of interest income			24.9%

Expenses

Total operating expenses increased 27.0% to $68.7 million in 2002 from $54.1 million in 2001.

Salaries and Associate Benefits.    Salaries and associate benefits increased 50.0% to $36.0 million in 2002 from $24.0 million in 2001. The increase was primarily due to increases in support staff (processing, underwriting and closing associates) necessary to support the increased origination volume. Total associates (including commissioned sales associates) increased 22.2% to 854 on December 31, 2002 from 699 on December 31, 2001. Commissions paid to sales associates are included in the costs of mortgage loans originated by them and included in the gain on sale calculation for these mortgage loans.

Marketing and Promotions.    Marketing and promotion expense increased 45.3% to $9.3 million in 2002 from $6.4 million in 2001. This increase was primarily due to $3.5 million in expenses of expanding of our strategic marketing alliances with realtors and home builders. These strategic marketing alliances accounted for 28.7% and 18.7% of our purchase money and total mortgage loan production volumes, respectively in 2002 up from 22.5% and 15.2%, respectively in 2001.

Occupancy and Equipment Expense.    Occupancy and equipment expense increased 12.9% to $10.5 million in 2002 from $9.3 million one year earlier. During 2002, we added two additional origination office locations and expanded several existing locations. The 2002 expense also includes a full year of rent for two stores that we opened during the second half of 2001. We had 14 origination offices at year end 2002 compared to 12 one year earlier.

Other Operating Expense.    Other operating expense increased 31.6% to $7.5 million in 2002 from $5.7 million in 2001. The increase was due primarily to increases in consulting services and other administrative expenses.

Income Tax.    Income tax expense was $6.2 million in 2002 compared to an income tax benefit of $5.8 million in 2001. The income tax benefit in 2001 reflects the reversal of a 2000 provision to eliminate tax losses carried forward from prior years when our income did not support realization of such deferrals. The 2002 income tax expense reflects an average aggregate federal and state tax rate of 41.1%.

Risk Management

Risk management is important to our business, and we have established a risk management committee, a credit committee and an asset and liability committee, each of which is comprised of senior officers, to evaluate, manage and monitor our risks.

Asset and Liability Committee

Our asset and liability committee, or “ALCO,” is comprised of Patrick S. Flood (Chief Executive Officer), Kevin D. Race (President, Chief Operating Officer and Chief Financial Officer of HomeBanc Corp.), J. Michael Barber (Senior Vice President and Chief Accounting Officer), Nicolas V. Chater (Executive Vice President, Deputy Chief Financial Officer of HomeBanc Corp. and Chief Financial Officer of HBMC), Debra F. Watkins (Executive Vice President of Capital Markets), John Kubiak (Senior Vice President and Chief Investment Officer, and Chair of the ALCO), James L. Krakau (Senior Vice President and Treasurer), D.C. Aiken (Senior Vice President of Products and Services), and John A. Cardamone (Senior Vice President and Chief Credit Officer). The ALCO is responsible for oversight of interest rate risk and prepayment risk associated with loans held for investment, our funding and liquidity risk, and our controls related to each of these risks. The ALCO’s oversight function includes responsibility for developing appropriate policies and strategies for managing our assets and liabilities with the goal of providing for consistency of earnings growth and adequate liquidity and capital, communicating these policies and strategies to appropriate personnel, and monitoring compliance with those policies and strategies. The ALCO is also responsible for oversight of the risk management committee and the credit committee.

Risk Management Committee

The risk management committee is comprised of Patrick S. Flood (Chief Executive Officer), Kevin D. Race (President, Chief Operating Officer and Chief Financial Officer of HomeBanc Corp.), Nicolas V. Chater (Executive Vice President, Deputy Chief Financial Officer of HomeBanc Corp. and Chief Financial Officer of HBMC), Debra F. Watkins (Executive Vice President of Capital Markets and Chair of the Risk Management Committee), John Kubiak (Senior Vice President and Chief Investment Officer), Todd K. Vickery (Senior Vice President of Secondary Marketing), Becky V. Cardamone (Senior Vice President of Product Development), Robert A. Purser (Senior Vice President and Controller), D.C. Aiken (Senior Vice President of Products and Services) and Caroline K. Bramon (Senior Vice President of Post Production). The risk management committee oversees interest rate risk associated with the committed pipeline and loans held for sale, competitive risks associated with products and pricing, and the internal controls related to each of these risks. The risk management committee reports directly to our asset and liability committee.

Credit Committee

Our credit committee is comprised of Kevin D. Race (President, Chief Operating Officer and Chief Financial Officer of HomeBanc Corp.), Debra F. Watkins (Executive Vice President of Capital Markets), Nicolas V. Chater (Executive Vice President, Deputy Chief Financial Officer of HomeBanc Corp. and Chief Financial Officer of HBMC), Charles W. McGuire (Executive Vice President and General Counsel), John Kubiak (Senior Vice President and Chief Investment Officer), John A. Cardamone (Senior Vice President and Chief Credit Officer and Chair of the Credit Committee), Robert A. Purser (Senior Vice President and Controller), Maureen Bolton (Senior Vice President of Securitization) and Caroline K. Bramon (Senior Vice President of Post Production). In addition,

D.C. Aiken (Senior Vice President of Products and Services), Pamela J. Detrow (Senior Vice President of Compliance), Michael E. Koch (Vice President of Post Closing) and Marilyn J. Eberhardt (Assistant Vice President of Servicing) are non-voting participants on the credit committee. The credit committee oversees the development of our credit risk management policies, reserve requirements for loans that we hold for investment or that we service, the default risk on loans that we hold for investment, counter-party risk, and the controls related to each of these risks. The credit committee reports directly to our asset and liability committee.

We believe that our primary risk exposures are interest rate risk, credit risk and liquidity risk. Interest rate risk and credit risk are discussed in the subparagraphs immediately below, and liquidity risk is discussed separately under the caption “—Liquidity and Capital Resources.”

Interest Rate Risk

We have risk management practices and programs to manage the interest rate risks associated with our mortgage origination and financing activities. We enter into derivative transactions solely for risk management purposes. The decision of whether or not to mitigate interest rate risks, or a portion thereof is determined by senior management through the applicable committee and is based on the risks involved and other factors, including the financial effect on income, asset valuation and compliance with REIT income tests. In determining whether to hedge a risk, we may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as a hedge are entered into with a view towards reducing the potential for economic losses that we could incur.

From the time a mortgage loan is in the pipeline until it is sold as a whole loan or in securitized form in the secondary market, we have exposure to interest rate and credit risk.

Interest rate risk is a primary risk exposure for us. Changes in interest rates can affect us in the following ways: (1) it can change the interest income we receive from our mortgage loans held for investment as well as mortgage loans held for sale, (2) it can change the market values of mortgage loans held for sale and investment, as well as the values of the related mortgage properties, (3) it can change the interest expense we pay to fund and finance our mortgage loans, and (4) it can change the value of the derivatives we use to manage our interest rate risk. We use various techniques to estimate the potential effects from various interest rate scenarios.

Our loans held for investment as of September 30, 2004 were primarily comprised of mortgage loans that have interest rates that change at one month or six month intervals based on changes in LIBOR. In addition, a portion of the loans that are held for investment are hybrid adjustable-rate loans, which carry an initial fixed coupon rate for the first three or five years with interest rates that reset each six months thereafter based on the six-month LIBOR rate plus a margin. These mortgage loans also have lifetime caps (maximum allowed interest rates).

The table below shows the change in net interest income we estimate would occur from 50 and 100 basis point increases and decreases in interest rates based upon current funding and derivative positions. This estimate reflects instantaneous changes that are then held constant for one year.

Instantaneous Interest Rate Change Analysis

on Mortgage Loans Held for Investment

September 30, 2004 Interest Rate Change	Change in Net Interest Income	Percentage Change in Net Interest Income
(in basis points)	(dollars in thousands)
+100	12	0.04%
+50	6	0.02%
-50	(6)	(0.02%)
-100	(12)	(0.04%)

We expect to manage and reduce our interest rate risks through term securitizations and through our hedging activities. In addition, while the interest rates payable on our aggregation facilities can change daily based on changes in LIBOR, our borrowings under our term securitizations reprice less frequently and better match changes in rates earned on our mortgage loans held for investment.

Our mortgage loans held for sale as of September 30, 2004 were comprised of adjustable- and fixed-rate mortgage loans. In the case of adjustable-rate mortgage loans, the interest rate resets at various intervals and is generally subject to lifetime caps. The rates on the fixed-rate loans do not change. We presently do not believe that we have significant interest rate risk on our loans held for sale under most of the interest rate scenarios we believe likely to occur. However, should interest rates move significantly before we sell the loans, then we would be more significantly affected by the change in interest rates.

The following table shows our estimate of the effects of a change of 50 and 100 basis points, including both an increase and decrease in the interest rates, for 30 days:

Instantaneous Interest Rate Change Analysis

on Mortgage Loans Held for Sale

September 30, 2004 Interest Rate Change	Change in Net Interest Income	Percentage Change in Net Interest Income
(in basis points)	(dollars in thousands)
+100	(214)	(26.2%)
+50	(107)	(13.1%)
-50	107	13.1%
-100	214	26.2%

December 31, 2003 Interest Rate Change	Change in Net Interest Income	Percentage Change in Net Interest Income
(in basis points)	(dollars in thousands)
+100	(209)	(32.2%)
+50	(105)	(16.1%)
-50	105	16.1%
-100	209	32.2%

The mortgage pipeline consists of mortgage loan applications that have been received but where the loan has not yet closed. The interest rates on pipeline loans float with market rates or are accompanied by interest rate lock commitments. A “locked pipeline loan” is a loan where the potential borrower has set the interest rate for the loan by entering into an interest rate lock commitment, or “rate lock commitment,” resulting in interest rate risk to us. A rate lock commitment binds us to lend funds to the potential borrower at a set interest rate. Rate lock commitments generally are sought by fixed-rate borrowers. These are less advantageous on adjustable-rate loans. Rate locks expire on a fixed date regardless of whether or not interest rates change in the market. Rate lock commitments generally have a term of 15 to 60 days before the closing of the loan (the interest rate lock period).

Changes in market interest rates affect our estimates of the fair value of our mortgage loans held for sale, rate lock commitments and the fair value of our derivatives which relate to these instruments, including forward sales of mortgage-backed securities and Treasury notes.

The following table summarizes the sensitivity of the fair value of our mortgage loans held for sale and rate lock commitments and of the related derivatives to changes in the base or current interest rate:

	+100 Basis Points	+50 Basis Points	-50 Basis Points	-100 Basis Points
	(dollars in millions)
As of September 30, 2004
Change in fair value of mortgage loans held for sale and interest rate lock commitments	$1.017	$0.514	$(0.523)	$(1.043)
Change in fair value of derivatives related to loans held for sale and interest rate lock commitments	(1.016)	(0.515)	0.538	1.095

Net change	$0.001	$(0.001)	$0.015	$0.052

As of December 31, 2003
Change in fair value of mortgage loans held for sale and interest rate lock commitments	$(1.176)	$(0.581)	$0.568	$1.120
Change in fair value of derivatives related to loans held for sale and interest rate lock commitments	1.148	0.572	(0.567)	(1.132)

Net change	$(0.028)	$(0.009)	$0.001	$(0.012)

Interest rate lock commitments are derivative financial instruments as defined by SFAS No. 133 and, therefore, must be recorded at fair value on the balance sheet. However, unlike most other derivative instruments, there is no active market for rate lock commitments that can be used to determine a rate lock commitment’s fair value.

We estimate the fair value of rate lock commitments based on the change in estimated fair value of the underlying mortgage loan, weighted by the probability that the loan will fund within the terms of the rate lock commitment. The change in fair value of the underlying mortgage loan is based upon the quoted prices of mortgage backed securities, or “MBS,” and is measured from the lock date. Therefore, at the time of issuance, the estimated fair value of a rate lock commitment is zero. Subsequent to issuance, the fair value of rate lock commitments can be either positive or negative, depending on the change in value of the underlying mortgage loan. The probability that the loan will fund within the terms of the rate lock commitment is driven by a number of factors, in particular, the change, if any, in mortgage rates subsequent to the lock date. In general, the probability of closing and funding the loan increases if mortgage rates rise and decreases if mortgage rates fall. This is due primarily to the relative attractiveness of current mortgage rates compared to the applicant’s committed rate. The probability that a loan will fund within the terms of the rate lock commitment also is influenced by the source of the applications, age of the applications, purpose for the loans (purchase or refinance) and the application approval rate. We have developed estimates of the mortgages that will not close (fall out) using empirical data that take into account these variables, as well as renegotiations of rate and point commitments that tend to occur when mortgage rates fall. The fallout estimates are utilized to estimate the quantity of loans that will fund within the terms of the rate lock commitments.

At September 30, 2004, the fair value of our rate lock commitments was less than $0.1 million, and the corresponding fair value of mandatory forward sale commitments and options contracts was $0.2 million. The corresponding notional values were $68.8 million and $104.4 million, respectively. In addition, at September 30, 2004, the notional value of option contracts was $27.5 million with a fair value of less than $0.1 million. Although not in a designated hedging relationship under SFAS No. 133, the interest rate locks and related mandatory trades result in an effective economic hedge.

We employ a number of procedures to monitor the designated hedging relationships to determine whether the hedges are demonstrating, and are expected to continue to demonstrate, a high level of effectiveness. Hedge accounting is discontinued on a prospective basis if it is determined that the hedging relationship is no longer highly effective or expected to be highly effective in offsetting changes in fair value of the hedged item. Additionally, we may elect to de-designate a hedge relationship during an interim period and re-designate a hedge upon the rebalancing of a hedge profile and the corresponding hedge relationship. When hedge accounting is discontinued, we continue to carry the derivative instruments on our balance sheet at fair value with changes in value recorded in current earnings.

Credit Risk

We are exposed to credit risk from the time we fund mortgage loans until they are either sold or the principal balance is repaid in full. While we have not experienced any significant credit losses to date, in the event of a significant rising interest rate environment and/or economic downturn, mortgage loan defaults may increase and result in credit losses that would adversely affect our liquidity and operating results. This risk will be magnified as we build our portfolio of adjustable-rate mortgage loans whose rates increase as the base rate increases, subject to contractual limits.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions and securities dealers, which we believe are well capitalized with investment grade credit ratings, and with which we may have other financial relationships. While we do not anticipate nonperformance by any counterparty, we are exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty is the difference between the value of the contract and the current market price at the time of the default. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related expenses incurred in connection with engaging in such hedging strategies.

Our mortgage loans held for investment will also be subject to spread risk. We presently expect that the majority of these loans will be adjustable-rate loans valued based on a market credit spread to a benchmark yield such as U.S. Treasury security and LIBOR yields. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to the benchmark yield. Excessive supply of such loans combined with reduced investor demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark yield to value such loans. Under such conditions, the value of our portfolio of mortgage loans held for investment would tend to decline. Conversely, if the spread used to value such loans were to decrease or tighten, the value of our loan portfolio would tend to increase. Such changes in the market value of our loan portfolio may affect our net equity, net income or cash flow directly, or indirectly through their impact on our ability to borrow and access capital.

Liquidity and Capital Resources

Similar to many mortgage REITs, following our reorganization and our election to be taxed as a REIT, we have increased and expect to continue to increase our returns by leveraging our equity through borrowings, including securitizations treated as debt for financial reporting and federal income tax purposes. We presently expect to seek a leverage ratio of 16 to 18 times the amount of our equity, although such levels will not be reached initially. We seek to match the maturities of our long-term borrowings to the maturities of our loans held for investment to reduce refinance risk and lessen the potential effects of changes in interest rates. The following discussion summarizes the financing methods that we use to take advantage of financing alternatives available to us.

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to pay interest on and repay the principal amounts of our borrowings, fund and maintain investments, make distributions to our shareholders and pay our general business expenses. We presently believe our current cash balances, funds available under our financing arrangements (as described below) and cash flows from operations, including proceeds from sales of fixed-rate and adjustable-rate mortgage loans, will be sufficient for our liquidity requirements for the next 12 months. Our investments and assets also generate liquidity on an ongoing basis through mortgage principal and interest payments, pre-payments and net earnings. Should our liquidity needs exceed these on-going or immediate sources of liquidity, we believe that our mortgage loan portfolio could be sold to raise additional cash, subject to limitations on such sales needed to preserve our REIT status. We do, however, expect to continue the expansion that we have undertaken and may have to seek additional sources of capital through the issuance of debt or equity and have had to amend our credit facilities to permit additional leverage as we aggregated mortgage loans in anticipation of our initial public offering. We currently have no commitments for any additional financings, and we cannot ensure that we will be able to obtain any additional financing at the times required and on terms and conditions acceptable to us, if at all. If we fail to obtain needed additional financing, our growth would be slowed or suspended.

Warehouse Facility

We use a credit facility with third parties referred to as “warehouse line” or “warehouse facility.” Under the warehouse line, HBMC borrows funds to originate new mortgage loans, and in turn, pledges the mortgage loans to the warehouse lender as collateral. We maintain a syndicated warehouse facility led by JPMorgan Chase Bank, which at September 30, 2004 had $775 million committed and matures on June 7, 2005. As of September 30, 2004, the aggregate outstanding balance under the warehouse facility was $393.1 million and the aggregate maximum amount available for additional borrowings was $381.9 million.

Advances under the warehouse facility are subject to sub-limits (including sub-limits on loan types and the availability of financing for loans repurchased as a result of breaches of their representations and warranties, among other items), advance rates and terms that vary depending on the type of mortgage loans securing the warehouse facility advances. Advances under the warehouse facility are secured by mortgage loans and mortgage servicing rights owned by HBMC or HomeBanc Corp., each of whom can borrow under this facility.

We have the option of selecting a fixed or floating rate of interest to be paid on advances under the warehouse facility. If we choose a fixed rate, we can lock in an interest rate for up to three months, after which the rate is reset. Both the fixed and floating interest rates are based on the interest rate available to lenders in the interbank market in London (LIBOR) plus a spread ranging from 1.025% to 1.750% per annum depending on the type of collateral or mortgage loan that supports the particular advance.

Under the warehouse facility, interest is payable monthly in arrears and outstanding principal is payable under each of the following circumstances: (1) upon the occurrence of certain disqualifying events, which include the failure of a mortgage loan which we pledge as collateral to close, when such mortgage loan is in default for a certain period of time, when such mortgage loan is repaid or was obtained with fraudulent information or upon our failure to cure a defect in the mortgage loan’s documentation, we must repay outstanding principal and interest in an amount equal to the advance for such mortgage loan, (2) after the lapse of seven to 364 days after an advance is made (the exact time period depending on the type of mortgage loan that supports the particular advance) we must repay outstanding principal in an amount equal to the advance for such mortgage loan, (3) once we are entitled to collect the proceeds from the sale of mortgage loans financed by the facility we must repay outstanding principal in an amount equal to the proceeds of the sale, (4) if the outstanding principal exceeds the borrowing base (which is the measure of the value of the mortgage loans that are collateral and secure the facility) we must repay outstanding principal and interest in an amount equal to the excess and (5) on the maturity date which is June 7, 2005.

The warehouse facility contains certain financial covenants which require us to:

•	maintain a maximum ratio of total liabilities to adjusted tangible net worth of 18 to 1;

•	maintain a maximum ratio of total recourse liabilities to adjusted tangible net worth of 5 to 1;

•	maintain minimum adjusted tangible net worth of at least $180 million plus an amount equal to 85% of the net proceeds of this offering and any subsequent equity offerings by us;

•	maintain minimum adjusted tangible net worth of at least $10 million at HBMC; and

•	maintain liquidity of at least $25 million.

We were in compliance with each of these financial covenants as of September 30, 2004.

The warehouse facility also contains covenants limiting our ability and the ability of our subsidiaries to:

•	transfer or sell all or substantially all of our non-loan assets;

•	grant liens on the collateral securing the warehouse facility; and

•	incur additional indebtedness, without obtaining the prior consent of the lenders, which consent may not be unreasonably withheld.

A breach of a warehouse facility covenant, unless waived or modified, could restrict or eliminate our ability to fund our operations through payments of dividends from our subsidiaries and to pay cash dividends on our stock. In addition, under our warehouse facility, HBMC cannot continue to finance a mortgage loan if:

•	the loan is rejected as “unsatisfactory for purchase” by the ultimate investor and has exceeded its permissible warehouse period;

•	HBMC fails to deliver the applicable note, mortgage or other documents evidencing the loan within the requisite time period; or

•	the loan ceases to be an eligible loan (as determined pursuant to the warehouse facility agreement).

Master Repurchase Agreement

HBMC also uses repurchase agreements to finance a portion of the mortgage loans that it originates. Under these repurchase agreements, HBMC sells a mortgage loan to a counterparty and agrees to repurchase the loan from the counterparty at a price equal to the original sale price plus an interest factor. HBMC presently maintains a $150 million uncommitted master repurchase agreement with Merrill Lynch Mortgage Capital Inc. which expires on February 25, 2005. As of September 30, 2004, the aggregate outstanding balance under the Merrill Lynch repurchase facility was $10.0 million and the aggregate maximum amount available for additional advances was $140.0 million.

On December 31, 2004 HomeBanc Corp. entered into an agreement and joinder to the Merrill Lynch repurchase facility. This amendment makes HomeBanc Corp. a party to the master repurchase agreement so that it may directly finance loans under that facility.

The purchase advances under the Merrill Lynch repurchase facility are subject to sub-limits (including sub-limits on loan types and the availability of financing for loans repurchased as a result of breaches of their representations and warranties, among other items), advance rates and terms that vary depending on the type of mortgage loans securing the repurchase advances. Advances under the Merrill Lynch repurchase facility are secured by mortgage loans and mortgage servicing rights owned by us.

When we repurchase mortgage loans from Merrill Lynch under the Merrill Lynch repurchase facility, we pay a premium which is calculated much like interest on a loan. The rate is fixed monthly and is based on LIBOR plus an additional percentage which ranges from 1.00% to 2.00% depending on the type of mortgage loan that Merrill Lynch purchases from us.

Under the Merrill Lynch repurchase facility, the premium is payable monthly in arrears. Outstanding mortgage loans must be repurchased by us on the date agreed upon by Merrill Lynch and us and on the maturity date, which is February 25, 2005. Additionally, in the event of a decrease in the market value of the mortgage loans sold to Merrill Lynch such that the purchase price paid to us exceeds the then current market value, we are required to transfer additional cash in an amount equal to the amount of the decrease in market value of such loans.

The Merrill Lynch facility contains certain financial covenants which require us to:

•	maintain minimum tangible net worth of $10 million at HBMC;

•	maintain minimum adjusted tangible net worth of at least $180 million plus an amount equal to 85% of the net proceeds of this offering and any subsequent equity offerings by us;

•	maintain a maximum ratio of total recourse liabilities to adjusted tangible net worth of 6 to 1;

•	maintain a maximum ratio of total liabilities to adjusted tangible net worth of 20 to 1; and

•	maintain liquidity of at least $20 million.

We were in compliance with each of the applicable financial covenants under this facility as of September 30, 2004.

The Merrill Lynch facility also contains covenants limiting our ability and the ability of our subsidiaries to:

•	transfer or sell all or substantially all of our non-loan assets;

•	grant liens on the collateral securing this facility; and

•	incur additional indebtedness, without obtaining the prior consent of Merrill Lynch, which consent may not be unreasonably withheld.

A breach of a covenant in this repurchase facility, unless waived or modified, could restrict or eliminate our ability to fund our operations through payments of dividends from our subsidiaries and to pay cash dividends on our stock.

Fannie Mae As Soon As Pooled® Plus Program

In connection with the sale of conforming mortgage loans to Fannie Mae for cash or for their inclusion in a pool of mortgage-backed securities guaranteed by Fannie Mae, HBMC entered into an “As Soon As Pooled® Plus” agreement with Fannie Mae. The “As Soon As Pooled® Plus” agreement allows HBMC to receive cash from Fannie Mae in respect of the conforming mortgage loans up to 60 days in advance of the actual sale of these loans to Fannie Mae, allowing HBMC to pay down its borrowings under its warehouse facility. Much like HBMC’s repurchase facility, after a specified period of time HBMC repurchases these mortgage loans from Fannie Mae for a premium, which equates to interest charged on the cash Fannie Mae advanced to HBMC. Unlike HBMC’s repurchase facility, HBMC does not then sell the loans to third-party investors, but instead sells them back to Fannie Mae immediately after they have been repurchased by HBMC. Before the conforming loans are sold for cash or pooled in mortgage-backed securities and, in the event of a decrease in the market value of the conforming loans, HBMC is subject to margin requirements which may require HBMC to transfer additional cash or mortgage loans to Fannie Mae in an amount equal to the amount of the decrease in market value.

Under the Fannie Mae agreement, HBMC may deliver to Fannie Mae individual mortgage loans against the transfer of funds to HBMC. Within 20 days of the loan’s closing, HBMC designates the loans for pooling or sale through Fannie Mae. This facility may be terminated by Fannie Mae at its discretion at any time. HBMC accounts for the cash payment it receives from Fannie Mae as a financing until HBMC has surrendered control over the loans to be delivered by it to Fannie Mae.

HBMC was in good standing status as an approved lender and servicer with FHA/VA, GNMA, Fannie Mae and Freddie Mac at September 30, 2004.

Countrywide Early Purchase Program

We had an early purchase program agreement, or “EPP,” with Countrywide Home Loans, Inc. Under the EPP, we sold individual mortgage loans to Countrywide on a servicing-released basis, which means that we sold the servicing rights along with the loans. The EPP required us to maintain a ratio of total liabilities to tangible net worth of not greater than 25 to 1 and tangible net worth of at least $25 million. The EPP expired on October 15, 2004 and was not renewed.

Loan Aggregation Facilities

On March 2, 2004, Abetterwayhome Corp. created a Delaware limited liability company, Abetterwayhome Finance, LLC, a bankruptcy-remote, single-purpose vehicle with Abetterwayhome Corp. as its sole member. On March 8, 2004, Abetterwayhome Finance, LLC entered into a $500 million uncommitted master repurchase agreement with JPMorgan Chase Bank. On March 15, 2004, Abetterwayhome Corp. created a second Delaware limited liability company, Abetterwayhome Finance, LLC II, a bankruptcy-remote, single-purpose vehicle with Abetterwayhome Corp. as its sole member. On April 29, 2004, Abetterwayhome Finance, LLC II entered into a similar $500 million uncommitted master repurchase agreement with Bear Stearns Mortgage Capital Corporation.

Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II used these facilities to purchase adjustable-rate mortgage loans from HBMC and to aggregate mortgage loans to be held for investment.

As of June 7, 2004, each of HomeBanc Funding Corp. and HomeBanc Funding Corp. II became a joint and several obligor with Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II, respectively, under their respective aggregation/mortgage loan repurchase agreements. Following our reorganization, HomeBanc Corp. became the guarantor of 10% of these obligations, and a similar guaranty originally in place with HBMC Holdings as guarantor was terminated. Also upon our reorganization, HomeBanc Funding Corp. and HomeBanc Funding Corp. II acquired substantially all of the mortgage loans held by Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II, respectively, and held these mortgage loans pending our periodic securitizations. The aggregation facilities were amended as of June 7, 2004 to (1) extend the maturity of the Bear Stearns facility, (2) increase the JPMorgan Chase Bank facility to $1.0 billion through the earlier of the closing of our first securitization of our mortgage loans held for investment or July 31, 2004, (3) waive a default by the limited guarantor, HBMC Holdings, as of May 31, 2004 under the leverage covenant in the JPMorgan Chase Bank facility and increase the permitted leverage ratio through July 31, 2004, and (4) amend certain terms to make the terms of these facilities more favorable for the period following the initial public offering of our common stock. With respect to the JPMorgan Chase Bank aggregation facility amendment, the $1.0 billion capacity was decreased back to $500 million on July 30, 2004, the date of the closing of the first securitization. In addition, the temporary increase in the permitted leverage ratio expired on July 31, 2004. Effective July 31, 2004, the JPMorgan Chase Bank master repurchase agreement related to the aggregation facility bears an interest rate of 30-day LIBOR plus 0.6%. In addition, in accordance with amendments to the Bear Stearns facility on June 25, 2004, effective July 30, 2004, the Bear Stearns Mortgage Capital Corporation master repurchase agreement was reduced to $300 million and bears an interest rate of 30-day LIBOR plus 0.7%.

On October 12, 2004, Abetterwayhome Finance, LLC and HomeBanc Funding Corp. entered into additional amendments to the JPMorgan Chase Bank aggregation facility. These amendments resulted in a temporary increase in the maximum aggregate commitments under the aggregation facility from $500 million to $600 million for the period from October 12, 2004 through and including up to the earlier of November 11, 2004 or the completion of our second securitization transaction, which occurred on October 29, 2004. In addition, the amendments permanently increased the sublimit under the aggregation facility for 5/6 or 3/6 adjustable rate mortgage loans so that these loans may constitute up to 50% of the aggregate repurchases under the aggregation facility.

On December 27, 2004, Abetterwayhome Finance, LLC, HomeBanc Funding Corp., HMBC and HomeBanc Corp. entered into an amendment and joinder to the JPMorgan Chase Bank aggregation facility that permits Abetterwayhome Finance, LLC and HomeBanc Funding Corp. to use the facility to purchase adjustable-rate mortgage loans from both HomeBanc Corp. and HBMC and to aggregate these mortgage loans to be held for investment. In addition, on December 27, 2004, the parties amended the JPMorgan Chase Bank master repurchase agreement to permit the financing of 7/6, 5/6 and 3/6 adjustable rate mortgage loans up to the sublimit of 50% of the aggregate purchases under that facility and to permit the financing of Alt-A mortgage loans – a subset of our adjustable-rate mortgage loans with a reduced documentation feature that we offer to borrowers who satisfy prescribed FICO, LTV and loan purpose criteria – up to $150 million.

On December 27, 2004, Abetterwayhome Finance, LLC II, HomeBanc Funding Corp. II, HMBC and HomeBanc Corp. entered into an amendment and joinder agreement to the Bear Stearns master repurchase agreement that permits Abetterwayhome Finance, LLC II and HomeBanc Funding Corp. II to use the facility to purchase adjustable-rate mortgage loans from both HomeBanc Corp. and HBMC and to aggregate those mortgage loans to be held for investment. In addition, on December 27, 2004, the parties also amended the Bear Stearns master repurchase agreement to permit financing of second lien mortgages.

The December 27, 2004 amendments to both these facilities also provided that all transfers of mortgage loans to Abetterwayhome Finance, LLC, HomeBanc Funding Corp., Abetterwayhome Finance, LLC II and HomeBanc Funding Corp. II after the date of the IPO were made on a servicing released basis.

As amended effective December 31, 2004, the JPMorgan Chase Bank aggregation facility contained the same covenants as the JPMorgan Chase Bank warehouse facility. At the same time, the Bear Stearns aggregation facility required HomeBanc Corp. to

•	maintain a tangible net worth of not less than $180,000,000 plus 85% of the net proceeds of any issuance of common or preferred stock;

•	maintain the ratio of total liabilities to tangible net worth no greater than 18:1;

•	maintain the ratio of total recourse liabilities to adjusted tangible net worth no greater than 6:1;

•	maintain, as of the end of each calendar month, liquidity in an amount not less than $25,000,000; and

•	maintain net income (on a consolidated basis) of at least (i) for the calendar quarter ending December 31, 2004, $1.00 and (ii) for every two consecutive calendar quarters thereafter, $2.00.

Guarantees by HomeBanc Corp. are also limited.

We further amended the Bear Stearns master repurchase agreement on January 24, 2005, effective as of December 31, 2004, since we would not have met the GAAP net income covenant applicable at that date. The amendment requires us to have a consolidated GAAP net loss of no greater than $15 million for the quarter ending March 31, 2005, to have a consolidated GAAP net loss of no greater than $10 million for the quarter ending June 30, 2005, to have a consolidated GAAP net loss of no greater than $5 million for the quarter ending September 30, 2005, to have consolidated GAAP net income of no less than $1.00 for the quarter ending December 31, 2005 and to have consolidated GAAP net income of at least $2.00 for every two consecutive quarters thereafter.

We have expanded from time to time, and may continue to expand from time to time, our loan aggregation facilities on a temporary basis to facilitate securitizations and other financings, and we may continue to do so from time to time in the future. JPMorgan Chase Bank has confirmed that JPMorgan Chase Bank is willing to temporarily expand its aggregation facility from $500 million to $600 million and to temporarily extend the holding period for loans subject to such facility from 120 days to 180 days until the earlier of March 1, 2005 or the closing of our next securitized debt offering.

Loan Securitizations

We intend to use mortgage loan securitizations structured as debt for federal income tax and financial reporting purposes as a long-term primary means of financing and leveraging our equity. Our loan securitizations may be rated debt securities, or bonds, secured by a pool of mortgage loan assets sold to HMB Acceptance Corp., a bankruptcy-remote vehicle wholly-owned by us, which then acts as depositor into the securitizations. Securitization transactions are structured by determining cash flows from like-kind mortgage loan collateral and segmenting the cash flows into maturity or credit rated classes. The principal securities rating agencies, such as Standard & Poor’s Ratings Services, Moody’s Investors Service and/or Fitch, Inc., will provide ratings on classes of these securitizations based on a variety of factors. The securities issued under securitization facilities provide liquidity as they can be bought or sold quickly and cheaply, versus sales of entire loan portfolios.

We intend to continue to use our wholly-owned, bankruptcy-remote, single-purpose vehicles, HomeBanc Funding Corp. and HomeBanc Funding Corp. II to aggregate mortgage loans pending securitization and for HMB Acceptance Corp. to act as depositor into the securitizations of our mortgage loans. We expect that HMB Acceptance will own the subordinated and equity tranches of, and receive the net interest on, our securitizations. We intend to form additional wholly-owned, bankruptcy-remote entities to aggregate and finance mortgage loans in order to take advantage of other financing opportunities that we may find attractive.

We will seek to securitize our loans in economic volumes in an effort to realize efficiencies of scale and better execution. We presently expect that we will complete securitizations periodically depending on production volumes and execution costs. However, at times where we need more liquidity, we may securitize a smaller number of loans and lose some or all of the advantages of larger loan securitizations.

We completed our first loan securitization on July 30, 2004, through an offering by HomeBanc Mortgage Trust, Series 2004-1, of approximately $989.2 million of notes backed by adjustable-rate, residential first mortgage loans. The $965.1 million of notes sold to the public included approximately $880.8 million of Class A notes in two classes rated AAA by Standard & Poor’s and Aaa by Moody’s Investors Service and $84.3 million of Class M Notes in four classes rated AA and Aa2 by S&P and Moody’s, respectively. HMB Acceptance Corp. acquired $24.1 million of Class B notes in two classes rated BBB/Baa2, together with the certificates representing the equity interest in the HomeBanc Mortgage Trust, Series 2004-1. This Trust includes $992.7 million of adjustable-rate, residential first mortgage loans originated by HBMC, which are divided into two groups within the Trust. Approximately 89% of the total portfolio consists of mortgage loans where the borrower pays interest based on the six-month LIBOR rate plus a margin. The initial floating interest rate on each class of Class A notes is one-month LIBOR plus 0.43% per annum. The initial floating interest rates on the approximately $42.2 million aggregate principal amount of Class M-1 notes and on the approximately $42.1 million aggregate principal amount of Class M-2 notes are one-month LIBOR plus 0.60% and 1.15% per annum, respectively. The initial floating interest rate on the Class B notes is one-month LIBOR plus 1.50% per annum.

On October 29, 2004, we completed our second loan securitization, through an offering by HomeBanc Mortgage Trust, Series 2004-2, of approximately $894.7 million of notes backed by adjustable-rate, residential first mortgage loans. The $876.8 million of notes sold to the public included approximately $763.4 million of Class A-1 and Class A-2 notes rated AAA by Standard & Poor’s and Aaa by Moody’s Investors Service, and approximately $78.4 million of Class M-1 Notes and approximately $35.0 million of Class M-2 Notes rated AA and Aa2 and A and A2 by S&P and Moody’s, respectively. HMB Acceptance Corp. acquired approximately $18.0 million of Class B notes rated BBB/Baa2, together with the certificates representing the equity interest in HomeBanc Mortgage Trust, Series 2004-2. This Trust includes $897.9 million of adjustable rate, residential first mortgage loans originated by HBMC. Approximately 75.7% of the total portfolio consists of mortgage loans where the borrower pays interest, in some cases after an initial fixed-rate period of six months or three years or five years, based on the six-month LIBOR rate plus margin. The initial floating interest rates on the approximate $687.0 million of Class A-1 and the approximate $76.3 million of Class A-2 notes are one-month LIBOR plus 0.37% and 0.45% per annum, respectively. The initial floating interest rates on the approximate $78.4 million of Class M-1 notes and on the approximate $35.0 million of Class M-2 notes are one-month LIBOR plus 0.65% and 1.15% per annum, respectively. The initial floating interest rate on the Class B Notes is one-month LIBOR plus 1.50% per annum.

We have accounted for both securitizations as debt financing in accordance with the provisions of SFAS No. 140. We also have an effective shelf registration statement available for securitization of mortgage loans. We propose to make an offering of debt in the form of securities collateralized by approximately $1.0 billion of our mortgage loans in February 2005, subject to, among other things, market conditions and rating agency requirements.

Effects of Inflation

Inflation generally increases the cost of funds and operating overhead, and, to the extent that mortgage loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are, and will continue to be, monetary in nature. As a result, interest rates generally have a more significant effect on our performance than the effects of general levels of inflation have on industrial companies. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, low inflation or deflation generally has resulted in corresponding decreases in interest rates. Generally, decreases in interest rates increase the fair value of fixed-rate investments and mortgage loans held for sale and investment, increase mortgage loan prepayment rates, and decrease the fair value of excess interest and mortgage servicing rights held. In 2001, the Federal Reserve reduced the targeted federal funds rate interest rates on 11 occasions for a total of 475 basis points. Inflation remained low in 2002 and 2003, which reflects that interest rates remained fairly steady in 2002, only dropping 50 basis points in 2002 and 25 basis points in the first half of 2003. The Federal Reserve has increased the targeted federal funds rate interest rates five times from June 30 to December 14, 2004, for a total of 125 basis points.

In contrast to deflation, inflation results in an increase in the costs of goods and services purchased, salaries and benefits, occupancy expense and similar items. Inflation and any related increases in interest rates generally decrease the fair value of fixed-rate investments and mortgage loans held for sale and investment and may adversely affect our liquidity and earnings, as well as our shareholders’ equity. Increases in interest rates tend to slow mortgage loan prepayment rates, adversely affect mortgage loan refinancings, and to a lesser extent, slow purchase money mortgage originations, as increased rates tend to slow home sales. Increased interest rates would likely reduce our earnings from sales of fixed-rate mortgage loans in the secondary market. Except to the extent offset by changes in the rates earned on our mortgage loans, the value of, and net interest earnings on, our retained mortgage loan portfolio will be affected by changes in interest rates, credit spreads and prepayment rates on the mortgage loans.

Cyclicality and Seasonality

The mortgage banking industry is cyclical and seasonal. Mortgage loan production generally is greatest when interest rates are low, and declines as rates increase. Seasonal trends in purchase mortgage originations reflect the pattern of home sales in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. The affect of this seasonality is muted to the extent of mortgage refinancing activity, which is primarily driven by prevailing mortgage rates and is less in the Southeast due to more temperate winter weather than in other parts of the country. In addition, mortgage delinquency rates typically rise temporarily in the winter months driven by mortgagor payment patterns. Our purchase mortgage loan origination volumes and revenues typically are lowest in the first and fourth calendar quarters, and highest in the second and third calendar quarters. See “—Quarterly Financial Data.”

Off Balance Sheet Commitments

Commitments to extend credit are agreements to lend. Since many commitments to extend credit may expire without being drawn upon, total commitment amounts do not necessarily represent future cash flow requirements. Commitments to extend credit to us with committed interest rates totaled $291.3 million at September 30, 2004. The total mortgage loan pipeline totaled $1.1 billion at September 30, 2004.

We enter into residential mortgage loan sale agreements with third-party investors in the ordinary course of our business. These agreements usually require us to make certain representations concerning credit information, loan documentation, collateral and insurability. On occasion, investors have requested us to indemnify them against losses on certain loans or to repurchase loans that the investors believe do not comply with applicable representations. Upon completion of our own investigation, we generally provide indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale of the underlying mortgage loan. We estimate and provide for losses on loans expected to be repurchased or on which indemnification is expected to be provided, and we regularly evaluate the estimate based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. During 2003, 2002 and 2001, we repurchased a total of $1.3 million, $3.9 million, and $0.9 million of mortgage loans, respectively. We repurchased $0.5 million of loans during the nine months ended September 30, 2004. We have agreed to indemnify purchasers for future losses, if incurred, on $51.8 million of loans outstanding at September 30, 2004. In addition, total loans sold of $24.6 million remained uninsured as of September 30, 2004. The volume and balance of uninsured government loans may be affected by processing or notification delays. To the extent insurance is not obtained, the loans may be subject to repurchase. We believe that our reserve for contingencies of $4.5 million at September 30, 2004 was adequate with respect to the potential losses related to repurchasing uninsured loans at that date.

Contractual Obligations

We have various financial obligations that require future cash payments.

The following table outlines the timing of payment requirements related to our commitments as of September 30, 2004 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financing arrangements	$1,165,872	$1,165,872	$—	$—	$—
Operating leases(1)	78,377	12,474	24,037	16,798	25,068
Purchase obligations(2)	5,100	5,100	—	—	—
Contractual marketing(3)	21,208	9,960	9,848	1,400	—

Total	$1,270,557	$1,193,406	$33,885	$18,198	$25,068

(1)	Included in operating leases are leases for corporate office facilities and branches. We entered into a lease of a new corporate facility at 2002 Summit Boulevard, Atlanta, Georgia in December 2003 to consolidate our Atlanta operations. The 2004 rent is $3.4 million. Additionally, we are still liable for vacated office facilities located at 5775 Glenridge Drive, Atlanta, Georgia until March 2007. The annual rent for our former facility is currently $1.5 million. The landlord of our new corporate facility is contractually obligated to reimburse us for the amount of rent we are obligated to pay for the vacated facility, which facility is currently being marketed for sublease.
(2)	Purchase obligations include capitalizable costs associated with the implementation of our new loan system, HomeBanc Way II. The implementation of our new HomeBanc Way II loan software system was in progress at September 30, 2004 with an estimated completion date during the second half of 2005. We estimate that we will incur an additional $5.1 million to complete the project.
(3)	Contractual marketing obligations represent costs associated with our strategic marketing alliances.

Recent Accounting Developments

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is the final standard on accounting for employee compensation in the form of share-based payments and requires expense recognition for these types of arrangements. The standard requires the use of an option pricing model to determine the fair value of awards at the date those awards are granted based upon the number of awards expected to vest, which includes an estimate of awards expected to be forfeited. We previously adopted the provisions of SFAS No. 123 but, as permitted, chose to recognize the effect of forfeitures as they occurred. The adoption of SFAS No. 123(R) will require a cumulative effect adjustment to reflect an estimate of future forfeitures of awards at the date the awards were granted. We will adopt this standard effective as of January 1, 2005 and are still in the process of quantifying the effects of implementation upon our financial condition and results of operations.

For further information regarding accounting standards that have been issued and that will be adopted in future periods, you should refer to Note 2 to the unaudited condensed consolidated financial statements of HomeBanc Corp. and its predecessors.

Quantitative and Qualitative Disclosures About Market Risk

See “—Risk Management.”

Quarterly Financial Data

The following is selected unaudited quarterly financial data for HomeBanc Corp. and its predecessors and HBMC Holdings, LLC.

Selected financial data for HomeBanc Corp. and its Predecessors

For the three month period ended:

	09/30/2004	06/30/2004	03/31/2004
	(unaudited)
Operating Data:	(dollars in thousands)
Revenues:
Net gain on sale of mortgage loans	$6,371	$15,958	$11,460
Net interest income after provision for loan losses	2,680	3,511	651
Other revenue	2,358	1,271	475

Total revenues	11,409	20,740	12,586

Expenses:
Salaries and employee benefits	14,235	15,646	10,116
Marketing and promotions	6,263	5,890	4,944
Occupancy and equipment expense	3,965	3,997	8,910
Other expenses	7,121	6,804	4,547

Total expenses	31,584	32,337	28,517
Loss before income taxes	(20,175)	(11,597)	(15,931)
Income tax benefit	(365)	(4,277)	(6,831)

Net loss	$(19,810)	$(7,320)	$(9,100)

Selected financial data for HBMC Holdings, LLC

For the three month period ended:

	12/31/2003	09/30/2003	06/30/2003	03/31/2003
	(unaudited)
Operating Data:	(dollars in thousands)
Revenues:
Net gain on sale of mortgage loans	$19,202	$26,883	$24,788	$18,643
Net interest income	3,717	3,435	2,604	1,772
Other revenue	489	259	170	27

Total revenues	23,408	30,577	27,562	20,442

Expenses:
Salaries and employee benefits	11,502	10,412	9,479	9,036
Marketing and promotions	5,120	4,444	4,375	3,031
Occupancy and equipment expense	3,807	3,208	2,946	2,761
Other expenses	4,941	5,753	4,104	3,681

Total expenses	25,370	23,817	20,904	18,509
(Loss) income before income taxes	(1,962)	6,760	6,658	1,933
Income tax (benefit) expense	(683)	2,988	2,576	797

Net (loss) income	$(1,279)	$3,772	$4,082	$1,136

	12/31/2002	09/30/2002	06/30/2002	03/31/2002
	(unaudited)
	(dollars in thousands)
Operating Data:
Revenues:
Net gain on sale of mortgage loans	$23,008	$21,569	$17,911	$15,258
Net interest income	1,737	1,725	1,309	1,289
Other revenue	(39)	16	48	7

Total revenues	24,706	23,310	19,268	16,554

Expenses:
Salaries and employee benefits	10,698	9,455	7,975	7,826
Marketing and promotions	2,959	2,600	3,038	710
Occupancy and equipment expense	2,921	2,597	2,538	2,449
Other expenses	3,423	3,246	2,448	3,861

Total expenses	20,001	17,898	15,999	14,846
Income before income taxes	4,705	5,412	3,269	1,708
Income tax expense	2,134	2,112	1,277	681

Net income	$2,571	$3,300	$1,992	$1,027

Our company

Overview

We are a Georgia corporation formed in March 2004 to (1) become the parent holding company of HBMC, a residential mortgage lender that originates loans through a retail network of stores and strategic marketing alliances, and (2) hold a leveraged portfolio of prime mortgage loans. HBMC and its predecessors have been in the residential mortgage loan origination business for over 20 years. In connection with our July 2004 initial public offering, we completed a corporate reorganization that resulted in our owning 100% of the outstanding common stock of HBMC. We intend to elect to be treated as a REIT under the Code for the tax year ended December 31, 2004. HBMC, which has elected to be a taxable REIT subsidiary, focuses its origination activities primarily on prime one-to-four family residential mortgage loans. While the definition of “prime” loans varies from company to company, we consider “prime” loans to be loans that satisfy our prescribed investment criteria, namely loan product type, credit scores and loan-to-value ratios. Although we do not presently intend to actively invest in loans or mortgage-backed securities collateralized by assets that we do not originate, we may do so from time to time in the future.

Our business model emphasizes retail prime residential mortgage loan originations, and is built on a foundation of people dedicated to delivering the right products and consistently high levels of customer satisfaction. We believe that our goals of sustainable growth and consistent profitability can be achieved through our “Five Ps” strategy, including our strategic marketing alliances with residential realtors and home builders, and a continued focus on purchase money mortgage originations.

We seek to meet and exceed client expectations with point-of-service technology, innovative products and a consultative approach to delivering creative solutions customized to our customers’ needs.

We presently focus on select markets within the States of Georgia, Florida and North Carolina. Our goal is to focus on markets where we believe the demographics, including population growth, new one-to-four family building permits, and sales of new and existing homes, provide opportunities to originate purchase money mortgage loans in sufficient volume to support our offices and growth objectives. For example, the MBAA reported on March 12, 2004, that the greater-Atlanta area led the nation in single family permits for 13 consecutive years, beginning in 1991. Further expansion is planned for specific markets in Georgia, Florida and North Carolina, as well as in South Carolina, Tennessee and the Washington D.C. metropolitan area.

Our business is founded upon what we call the “Five Ps”—People, Purchase money mortgage originations, Product offerings, Process and Profitability.

People.    We believe that the success of our organization begins with our people, and their ability to provide quality customer service. Focusing on our people, we seek to recruit, train and retain only the highest quality people to provide outstanding customer service. Each of our associates completes a recruitment pre-screening exam. We have a comprehensive nine-week Professional Sales Development “boot camp” for sales associates and a seven-week Operations Training and Certification program for operations associates. Our Office of People and Culture is responsible for creating a culture based on ethics and the development and satisfaction of our employees. We are ranked 20th on FORTUNE Magazine’s 2005 list of the “100 Best Companies To Work For.”

Purchase Money Mortgage Originations.    We generally focus on originating prime one-to-four family purchase money mortgage loans, rather than mortgage refinancings. During 2003, based upon principal balance, approximately 67% of our mortgage loan originations were purchase money mortgage loans, compared to an industry average of 34% according to the MBAA. For the first nine months of 2004, purchase money mortgages represented 79% of our total originations, compared to an industry average of 55%. Our purchase money mortgage loans have represented approximately two-thirds of our annual mortgage loan production since 2001. In 2000, our purchase money mortgage volume was over 90% of our total production. Purchase money mortgage originations have grown from $2.7 billion in 2001 to $3.9 billion in 2003. During the first nine months of 2004, we originated over $4.3 billion of mortgage loans, including approximately $3.4 billion in purchase money originations and $0.9 billion in refinancing originations, as compared to total loan originations of $4.7 billion, including $3.0 billion and $1.7 billion, respectively, of purchase money and refinancing originations during the first nine months of 2003.

Through HBMC, we originate residential mortgage loans through 19 stores and, as of September 30, 2004, 126 store-in-store locations in the offices of our realtor strategic alliance partners, located in the states of Georgia, Florida and North Carolina. In addition to utilizing traditional retail mortgage loan origination channels, our purchase money mortgage origination strategy focuses on developing and expanding our strategic marketing alliances with residential realtors and home builders who have a significant presence in their markets. As of September 30, 2004, we had 140 strategic marketing alliances, 76 of which were with residential realtors and 64 of which were with home builders. Our growing number of strategic marketing alliances directly accounted for more than 36% and 34% of our purchase money mortgage loan originations during 2003 and the first nine months of 2004, respectively.

Product Offerings.    We offer a wide variety of fixed- and adjustable-rate residential mortgage loan products to meet different market and customer needs, including FNMA/FHLMC mortgage loans, FHA/VA government-insured mortgage loans, adjustable-rate mortgage loans, including construction-to-permanent and second lien mortgage loans (generally in connection with first lien mortgage loans), nonconforming loans and a limited volume of sub-prime mortgage loans. In each case, we apply our loan underwriting guidelines and practices and other quality control measures to seek better returns and consistency through our origination process. We also use a consultative selling approach, utilizing statistical technology, that we believe enables us to offer our products to customers more effectively than many of our competitors. We also aggressively market our brand name and product offerings in each of our markets to develop an identity that is unique and to enhance our visibility and customer loyalty.

Process.    We believe that our emphasis on customer satisfaction is one of the principal reasons that customers select us to satisfy their mortgage loan needs. We also believe that a high level of job satisfaction among our associates results in a higher degree of customer satisfaction. We provide a Customer Service Guarantee, where we offer an unconditional refund of our application fee if, after closing, our customers are dissatisfied for any reason. In addition, we enhance our profile, visibility and reputation through our community service, which includes fund-raising activities for the American Cancer Society and our significant involvement with Habitat for Humanity.

Profitability.    We believe that our focus on people development and purchase money mortgages, coupled with our product offerings and our customer-oriented process, distinguish our company and drive our profitability. We use REIT taxable income as the basis for establishing the amount of dividends payable to holders of our common stock. REIT taxable income is not a financial measure under GAAP. The most comparable GAAP measure is consolidated GAAP net income. Although we may continue to have REIT taxable income in future periods, we presently expect that, for the near term, we will continue to have a consolidated GAAP net loss.

Prior to our initial public offering and reorganization, HBMC sold substantially all of the mortgage loans that it originated to third parties in whole loan and securitized form. Following our initial public offering, we have continued to sell a majority of the fixed-rate mortgage loans that we originate. We believe that, due to the complexity of some interest-only, adjustable-rate mortgage loan products, the secondary whole loan mortgage market does not always accurately reflect their value. Therefore, following our initial public offering, we have retained prime, adjustable-rate mortgage loans that meet our investment criteria, including interest-only mortgage loans, to more fully realize their value. We service the loans that we hold for investment.

At November 30, 2004, we held a portfolio of mortgage loans with an aggregate principal amount of approximately $2.6 billion, the majority of which was comprised of adjustable-rate mortgage loans with rates based on LIBOR. Based upon the principal amount outstanding, 52.9% of the loans in our portfolio are comprised of six-month LIBOR loans and closed-end second lien loans, which have interest rates that adjust every six months; 27.3% consist of three-year fixed/six-month interest-only, five-year fixed/six-month interest-only and seven-year fixed/six-month interest-only hybrid loans, which have a fixed interest rate for three to seven years, and then adjust every six months thereafter; 18.3% are comprised of one-month LIBOR loans, which have interest rates that adjust monthly; and the remaining 1.5% is comprised of interest-only construction-to-permanent loans that are either prime-rate based loans, which adjust monthly, LIBOR-based loans, which adjust every six months, or loans that are fixed for five years and then adjust every six months thereafter.

We finance our mortgage loan holdings with equity and debt, primarily adjustable-rate securitizations treated by us as secured borrowings for financial reporting and income tax purposes. The entities used to complete the securitization transactions are not qualifying special purpose entities under SFAS No. 140 and are, therefore, consolidated with us for accounting purposes. To date, we have completed two securitizations totaling approximately $1.9 billion of loans. We intend to use the proceeds from this offering to continue to increase our retained portfolio of high quality adjustable-rate mortgages.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “HMB,” and, as of February 3, 2005, we had a market capitalization of approximately $420.4 million.

Our Industry and Market Opportunity

The residential mortgage loan market is the largest consumer finance market in the United States. According to the December 20, 2004 Mortgage Financial Forecast of the MBAA, lenders in the United States originated more than $3.8 trillion in one-to-four family mortgage loans in 2003. In its report, the MBAA projects that mortgage loan volumes will decline to $2.8 trillion in 2004, and will decline further in 2005. For the nine month period ended September 30, 2004, according to information on the MBAA’s Internet website, actual total mortgage originations had fallen 31% when compared to the same period in 2003. These declines are attributable to the decline in the volume of refinancings of existing loans relative to 2003. The MBAA also projects that purchase money mortgage loan volume, representing our primary focus, will increase to $1.6 trillion from $1.3 trillion in 2003, and remain relatively constant in 2005. For the first nine months of 2004, purchase money mortgages had increased to $1.2 trillion, from $958 billion for the same period in 2003. Additionally, the report projects that adjustable-rate mortgage loan originations will represent 35% of total loan volume in 2004, up from 19% in 2003, reflecting an estimated $265.6 billion increase in aggregate principal amount from 2003 to 2004.

Generally, the residential mortgage industry consists of a wide variety of brokers, banks, thrifts and securities firms operating in local, regional and national markets. Many specialize in conforming loans, jumbo loans or loans with special credit characteristics, such as “subprime” loans. Our industry is extremely competitive, due to relatively low entry barriers, the ability of competitors to offer lower interest rates and fees, or operate with less stringent underwriting standards to attract customers, and the ability of many lenders to participate in our industry on an opportunistic basis. We believe that our reputation, our focus on high-quality prime residential mortgage loans, our customer service and strategic marketing alliances with realtors and home builders, and our experience with credit evaluation and risk-based pricing, will, over time, provide us with significant advantages over many of our competitors. “Risk-based pricing” means that we charge more for loans that we believe pose greater risks.

Our Competitive Advantages

We believe that we enjoy several key competitive advantages that enable us to successfully implement our business strategy. These competitive advantages include:

•	our dedication to training, skills development and job satisfaction of our associates;

•	an experienced executive management team;

•	our strategic marketing alliances with residential realtors and home builders, that provide us with a relationship-based, point-of-sale network of purchase money residential mortgage loan originations;

•	our broad range of mortgage loan products that provides our customers with a variety of options and fulfills a spectrum of needs;

•	our strong commitment to customer service, as evidenced by our Customer Service Guarantee;

•	our direct origination model through HBMC, which provides us with advantages over many of our competitors who have no direct mortgage loan origination capabilities; and

•	our strategy of retaining prime adjustable-rate and hybrid mortgage loans in our portfolio funded by adjustable-rate debt, which facilitates our ability to manage our interest rate risk.

We believe our associates and their training, and our direct origination model, facilitate production of a larger proportion of adjustable rate loans.

Our Loan Products

Our focus is on originating prime residential mortgage loans at HBMC. The following summarizes the fixed-rate and adjustable-rate residential mortgage loans that HBMC originates, with percentages based on total loan originations:

•

Prime First Mortgage Loans.    We refer to prime credit quality, first-lien mortgage loans secured by one-to-four family residences as “prime first mortgage loans.” During 2003, prime first mortgage loans represented 93.6% of HBMC’s total mortgage loan production by principal balance. For the nine month period ended September 30, 2004, prime first mortgage loans represented 91.1% of HBMC’s total mortgage loan production by principal balance. Prime first mortgage loans consist of conventional mortgage loans, Federal Housing Administration-qualified mortgage loans and Veterans Administration-qualified mortgage loans, representing

88.1%, 4.2% and 1.2%, respectively, of HBMC’s total mortgage loan production by principal balance during 2003 and 87.8%, 2.8% and 0.5%, respectively, during the first nine months of 2004. “Conventional” mortgage loans include:

•	“conforming loans,” which are loans qualifying for sale to Fannie Mae or Freddie Mac or inclusion in mortgage-backed securities guaranteed by Fannie Mae or Freddie Mac, and which represented 30.0% of HBMC’s total mortgage loan production by principal balance during 2003 and 16.4% during the first nine months of 2004; and

•	“nonconforming loans,” which are loans that do not meet Fannie Mae or Freddie Mac guidelines due to loan size limits, which are currently $359,650 for one family residences, or other underwriting parameters, and which represented 58.1% of HBMC’s total mortgage loan production by principal balance during 2003 and 71.4% during the first nine months of 2004. As a subset of our nonconforming loans, we also offer an “Alt-A” adjustable-rate mortgage loan product with a reduced documentation feature that we offer to borrowers who satisfy prescribed FICO, LTV and loan purpose criteria.

•	Prime Second Mortgage Loans. We refer to prime credit quality loans secured by second liens on one-to-four family residences, including home equity lines of credit, as “prime second mortgage loans.” Prime second mortgage loans are customarily originated in connection with first lien mortgage loans that we originate. Prime second mortgage loans comprised approximately 4.0% of HBMC’s total mortgage loan production by principal balance during 2003 and 7.0% during the first nine months of 2004. The increase in 2004 is due to our introduction in June 2004 of a new closed end second mortgage loan, offered with a first mortgage loan, with rates that adjust based on six-month LIBOR.

•	Prime Construction-To-Permanent Loans. HBMC also originates a limited amount of “construction-to-permanent” mortgage loans, which represented 1.6% of HBMC’s total mortgage loan production by principal balance during 2003 and 0.9% during the first nine months of 2004. These loans provide qualified borrowers with construction loans that become permanent mortgage loans upon completion of the construction of the property. Once the construction phase is complete and the loan converts to a permanent mortgage, we include it in one of the preceding categories.

•	Subprime Mortgage Loans. We refer to first lien mortgage loans secured by one-to-four family residences to individuals with less than “prime” credit, based on a variety of factors including borrower FICO scores and the secondary mortgage loan market purchasers’ purchase and pricing criteria, as “subprime mortgage loans.” Subprime mortgage loans represented approximately 0.7% of HBMC’s total mortgage loan production by principal balance during 2003 and 0.9% during the first nine months of 2004.

Prior to our initial public offering, HBMC sold substantially all of the mortgage loans that it originated to unaffiliated third parties, with the exception of construction-to-permanent loans (which, prior to 2003, generally were not sold during the construction phase), as described below:

•	Prime Mortgage Loans. Prime first and prime second mortgage loans have been sold to third parties on a whole loan basis, generally within 60 days after funding. Substantially all conforming mortgage loans have been pooled into mortgage-backed securities guaranteed by Fannie Mae or Freddie Mac, and the securities then have been sold to third parties, generally within 30 days after funding. Since our initial public offering, a significant portion of nonconforming mortgage loans meeting our investment criteria have been sold to HomeBanc Corp. or our qualified REIT subsidiaries, which hold these as loans held for investment.

•	Prime Construction-To-Permanent Loans. In 2003, we from time to time sold construction-to-permanent loans to third parties on a whole loan basis during the construction phase of the loans, as a means of generating cash flow. During 2003, we sold construction-to-permanent loans with an aggregate committed balance of $181.4 million to third parties. Following our initial public offering, however, we began to retain the vast majority of the construction-to-permanent loans that we originated. For the nine months ended September 30, 2004, we sold construction-to-permanent loans with an aggregate committed balance of $56.6 million to third parties.

•	Subprime Mortgage Loans. Subprime mortgage loans have been sold to third parties on a whole loan basis, generally within 30 days after funding.

Subject to customary representations and warranties by HBMC as seller, substantially all of the loans described above are sold on a non-recourse basis. Accordingly, credit losses are generally absorbed by the whole loan purchaser, the security guarantor, the mortgage insurer, holders of the subordinated tranches of any securitizations, the U.S. Department of Housing and Urban Development or the Veterans Administration (VA).

HBMC continues to originate the mortgage loans described above. Generally, fixed-rate, FHA/VA and subprime mortgage loans are sold to third parties on a whole loan basis, or through a mortgage-backed security consistent with our current practices. Those mortgage loans not sold to third parties are sold to HomeBanc Corp. or one of our qualified REIT subsidiaries, generally within 10 days after funding. We presently expect that the loans sold to us by HBMC primarily are and will continue to be comprised of adjustable-rate prime first and second mortgage loans, including the following:

•	one-month LIBOR and six-month LIBOR interest-only adjustable-rate mortgages, or “ARMs;”

•	three-year fixed/six-month LIBOR adjustable rate, five-year fixed/six-month LIBOR adjustable-rate and seven-year fixed/six-month LIBOR adjustable-rate mortgages, which we refer to as “hybrid ARMs;”

•	construction-to-permanent loans; and

•	adjustable-rate prime second mortgage loans.

For our hybrid mortgage loan products, the interest-only period is either equal to the fixed rate period for that mortgage loan – for example, 3, 5 or 7 years in the case of our 3-year fixed/6-month interest-only, 5-year fixed/6-month interest-only and 7-year fixed/6-month interest-only mortgage loan products, respectively – or is equal to 10 years. In general, the interest-only period of hybrid mortgage loans that we originated prior to December 2004 is equal to the fixed rate period for that mortgage loan, and the interest-only period of hybrid mortgage loans that we originate during and after December 2004 will be equal to 10 years.

Our change in strategy following our initial public offering and reorganization has had the following principal effects:

•	we continue to realize gain on sale income from fixed-rate and other mortgage loans we originate for resale to third parties;

•	we no longer realize gain on sale income from adjustable-rate loans we originate for our own account;

•	in the near term, our interest expense has been reduced as we have used the proceeds of our initial public offering, and will use the proceeds of this offering instead of debt to finance the holding of loans;

•	over time our interest expense will increase as we use leverage, including mortgage-backed securitizations, to fund anticipated growth in our portfolio of retained mortgage loans;

•	interest income and provisions for possible loan losses will increase as we hold increasing amounts of mortgage loans in our portfolio;

•	our assets will increase as our loan portfolio grows, which will require funding from equity and debt, as necessary; and

•	as assets increase, we will have to increase our Allowance to reflect the larger amount of assets and related risks.

The following tables detail the wide variety of mortgage loan types originated by HBMC to meet different market and customer needs, as measured by principal balance. The full amount of construction-to-permanent loans that have been closed is included in the following tables, regardless of the amount funded.

	2003		2002		2001
Loan Type	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
Conforming mortgage loans	$1,776,509	30.0%	$1,363,035	27.1%	$1,689,440	41.6%
Nonconforming mortgage loans:
1-month interest-only adjustable-rate	290,673	4.9	570,942	11.4	227,558	5.6
6-month interest-only adjustable-rate	1,974,789	33.4	1,716,701	34.2	551,417	13.6
3-year fixed/6-month interest-only adjustable-rate	28,482	0.5	—	0.0	—	0.0
5-year fixed/6-month interest-only adjustable-rate	165,060	2.8	57,579	1.1	52,490	1.3
All other nonconforming mortgage loans	981,826	16.6	431,975	8.6	459,592	11.3

Total nonconforming mortgage loans(1)	$3,440,831	58.1%	$2,777,197	55.3%	$1,291,057	31.8%
FHA- and VA-qualified mortgage loans	321,078	5.4	540,895	10.8	778,315	19.1
Second lien mortgage loans	239,634	4.0	199,885	4.0	102,290	2.5
Construction-to-permanent loans	92,010	1.6	88,996	1.8	25,086	0.6
Subprime loans	44,394	0.7	28,245	0.6	30,634	0.8
Other	5,577	0.1	22,596	0.5	147,590	3.6

Total(1)	$5,920,034	100.0%	$5,020,849	100.0%	$4,064,411	100.0%

Total adjustable-rate loans	$3,295,500	55.7%	$3,018,672	60.1%	$1,300,621	32.0%
Total fixed-rate loans	2,624,534	44.3	2,002,177	39.9	2,763,790	68.0

Total(1)	$5,920,034	100.0%	$5,020,849	100.0%	$4,064,411	100.0%

(1)	Slight variations in totals are due to rounding.

	Nine months ended September 30,
	2004		2003
Loan Type	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
Conforming mortgage loans	$708,960	16.4%	$1,526,599	32.6%
Nonconforming mortgage loans:
1-month interest-only adjustable-rate	483,511	11.2	208,091	4.4
6-month interest-only adjustable-rate	1,621,825	37.5	1,399,964	29.9
3-year fixed/6 month interest-only adjustable-rate	216,302	5.0	11,470	0.2
5-year fixed/6-month interest-only adjustable-rate	548,517	12.7	179,997	3.8
All other nonconforming mortgage loans(1)	213,288	4.9	805,782	16.2

Total nonconforming mortgage loans	$3,083,443	71.4%	$2,605,304	55.6%
FHA- and VA-qualified mortgage loans	143,271	3.3	262,029	5.6
Second lien mortgage loans	302,359	7.0	184,296	3.9
Construction-to-permanent loans	40,051	0.9	67,078	1.4
Subprime loans	40,446	0.9	28,711	0.6
Other	1,351	0.0	13,071	0.3

Total(2)	$4,319,881	100.0%	$4,687,088	100.0%

Total adjustable-rate loans	$3,335,799	77.2%	$2,384,104	50.9%
Total fixed-rate loans	984,082	22.8	2,302,984	49.1

Total(2)	$4,319,881	100.0%	$4,687,088	100.0%

(1)	Includes $30,703 and $45,603 of 7-year/6-month interest-only adjustable rate mortgage loans for the nine months ended September 30, 2004 and 2003, respectively.
(2)	Slight variations are due to rounding.

The “Other” loans are comprised primarily of state and local housing finance authority loans.

We adjust our product mix from time to time to meet customer preferences, investor preferences and pricing and changes in interest rates and our markets. Changes in interest rates and the yield curve can also result in changes in consumer and investor preferences between fixed-rate and adjustable-rate mortgage loans and gain on sale and other revenue, including net interest income.

Analysis of Our Loan Originations

Geographic Concentration

As of September 30, 2004, HBMC was licensed or qualified to do business in 10 states. At that time, HBMC had 1,270 employees at 19 store locations, 126 realtor store-in-store locations, two satellite offices and our corporate center and principal office. During each of 2003, 2002 and 2001, and for the nine months ended September 30, 2004 and 2003, HBMC’s loan origination volume, as measured by principal balance, came from the following states. The full amount of construction-to-permanent loans that have been closed is included in the following tables, regardless of the amount funded.

	Years Ended December 31,
	2003		2002		2001
State	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
Georgia	$3,278,403	55.4%	$3,220,963	64.1%	$2,975,224	73.2%
Florida	2,463,072	41.6	1,736,814	34.6	1,073,236	26.4
North Carolina	143,519	2.4	29,326	0.6	7,924	0.2
Other	35,041	0.6	33,747	0.7	8,027	0.2

Total(1)	$5,920,034	100.0%	$5,020,849	100.0%	$4,064,411	100.0%

	Nine Months Ended September 30,
	2004		2003
State	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
Georgia	$2,111,355	48.9%	$2,631,955	56.2%
Florida	2,025,957	46.9	1,902,476	40.6
North Carolina	148,175	3.4	109,169	2.3
Other	34,394	0.8	43,488	0.9

Total(1)	$4,319,881	100.0%	$4,687,088	100.0%

(1)	Slight variations due to rounding.

The “Other” category in the tables above includes loans originated in South Carolina, Tennessee, Alabama, Mississippi and Colorado.

Historically, HBMC’s production has been geographically concentrated in Georgia, but recently has become more diversified, as shown above. Our goal is to continue this geographic diversification, and we presently are targeting, on a long-term basis, to achieve production levels of approximately one-third in Georgia, one-third in Florida and one-third in all other markets, based upon principal balance of mortgage loan originations.

Loan-To-Value Ratios

The loan-to-value ratio, or “LTV,” of a loan is an important way for originators and loan investors to determine and evaluate the risk of a particular loan. We compute the loan’s LTV as the original loan balance divided by the appraised value of the property or the contract sales price, whichever is lower. For example, a loan is said to have an 80% LTV if a home was purchased for $100,000 and the loan amount specific to that property is $80,000. With respect to our second-

lien mortgages, we compute the loan’s combined loan-to-value, or “CLTV,” as the sum of the original loan balances of the first and second mortgages divided by the appraised value of the property or the contract sales price, whichever is lower. For example, a loan is said to have a 95% CLTV if a home was purchased for $100,000, the loan amount of the first mortgage specific to that property is $80,000 and the loan amount of the second mortgage specific to that property is $15,000. Both examples assume that the appraised value of the home is $100,000 or greater.

For the years ended December 31, 2003, 2002 and 2001, and for the nine months ended September 30, 2004 and 2003, HBMC’s first lien mortgage loan origination volume, as measured by principal balance, contained loans within the following LTV ranges. The full amount of construction-to-permanent loans that have been closed is included in the following tables, regardless of the amount funded.

	Years Ended December 31,
First Lien Mortgages	2003		2002		2001
LTV	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
50% or less	$255,550	4.5%	$221,764	4.6%	$156,866	4.0%
50.01 – 60%	255,511	4.5	231,406	4.8	166,986	4.2
60.01 – 70%	568,040	10.0	424,245	8.8	319,030	8.1
70.01 – 75%	437,391	7.7	409,782	8.5	303,611	7.7
75.01 – 80%	2,522,098	44.4	2,063,373	42.8	1,320,707	33.3
80.01 – 85%	85,206	1.5	101,240	2.1	91,083	2.3
85.01 – 90%	386,267	6.8	342,288	7.1	318,471	8.0
90.01 – 95%	426,030	7.5	453,171	9.4	460,476	11.6
95.01% or more	744,132	13.1	573,695	11.9	824,809	20.8

Total(1)	$5,680,400	100.0%	$4,820,964	100.0%	$3,962,121	100.0%

(1)	Slight variations in totals are due to rounding.

	Nine Months Ended September 30,
First Lien Mortgages	2004		2003
LTV	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
50% or less	$105,256	2.6%	$223,050	5.0%
50.01 – 60%	122,671	3.1	218,387	4.9
60.01 – 70%	290,089	7.2	467,635	10.4
70.01 – 75%	233,362	5.8	365,217	8.1
75.01 – 80%	2,493,501	62.1	1,922,566	42.7
80.01 – 85%	36,769	0.9	69,571	1.5
85.01 – 90%	208,131	5.2	299,110	6.6
90.01 – 95%	230,672	5.7	330,358	7.3
95.01% or more	297,071	7.4	606,897	13.5

Total(1)	$4,017,522	100.0%	$4,502,792	100.0%

(1)	Slight variations in totals are due to rounding.

In 2003, 2002 and 2001, the weighted average first lien mortgage LTV was 79.3%, 79.4% and 78.2%, respectively. For the nine months ended September 30, 2004 and 2003, the weighted average first lien mortgage LTV was 79.6% and 79.0%, respectively. In connection with our first lien mortgage loan originations, we actively pursue concurrent second lien mortgage loans sought by our customers to complete their home purchases. During each of 2003, 2002 and 2001, second lien mortgage loan originations were $239.6 million, $199.9 million and $102.3 million, respectively, which represented 4.0%, 4.0% and 2.5%, respectively, of total mortgage loan originations, by principal balance. For the nine months ended September 30, 2004 and 2003, second lien mortgage loan originations were $302.4 million and $184.3 million, respectively. The weighted average second lien mortgage combined LTV for 2003, 2002 and 2001 was 92.6%, 88.9% and 85.6%, respectively. For the nine months ended September 30, 2004 and 2003, the weighted average second lien mortgage combined LTV was 93.3% and 92.2%, respectively.

Credit Scores

The individual credit scores of borrowers assist a lender in assessing the quality of loans. When underwriting a potential mortgage loan, we obtain credit scores for borrowers based on their credit reports. Credit reports detail credit history, including existing and previously repaid debt, and payment history on each obligation. The four principal reporting agencies maintain historical data and provide credit reports for borrowers. The scoring model that is used most often for borrower credit scores is the Fair Isaac Corporation score, or FICO score, which is a three-digit number ranging from 300 to 850 and is based on payment histories, amounts owed, length of credit history, new credit and types of credit use.

The higher the credit score, the more favorably lenders look upon the borrower as a credit risk. Each of the primary credit repositories produce their own score based on the data they have on a potential borrower. In determining whether to make a loan, we use the middle score produced by the principal reporting agencies, which is the score remaining after eliminating the highest and lowest scores.

The tables below show the percentage of mortgage loans, as measured by principal balance, originated by HBMC in each specific middle FICO score range for the years ended December 31, 2003, 2002 and 2001, and for the nine months ended September 30, 2004 and 2003, divided into first lien mortgages and second lien mortgages. The full amount of construction-to-permanent loans that have been closed is included in the following tables, regardless of the amount funded.

	Years Ended December 31,
First Lien Mortgages	2003		2002		2001
FICO Score(1)	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
800+	$124,969	2.2%	$110,882	2.3%	$12,563	0.3%
775-799	710,050	12.5	597,800	12.4	431,871	10.9
750-774	937,266	16.5	795,459	16.5	628,050	15.9
725-749	886,142	15.6	723,145	15.0	575,273	14.5
700-724	829,338	14.6	670,114	13.9	547,691	13.8
675-699	749,813	13.2	641,188	13.3	520,110	13.1
650-674	641,885	11.3	515,843	10.7	433,425	10.9
625-649	369,226	6.5	366,393	7.6	346,740	8.8
600-624	204,494	3.6	188,018	3.9	208,832	5.3
Below 600	227,216	4.0	144,629	3.0	149,729	3.8
No score available	—	0.0	67,493	1.4	107,838	2.7

Total(2)	$5,680,400	100.0%	$4,820,964	100.0%	$3,962,121	100.0%

(1)	The credit scores are based on the scoring methodologies applied by Fair Isaac Corporation.
(2)	Slight variations in totals are due to rounding.

	Nine Months Ended September 30,
First Lien Mortgages	2004		2003
FICO Score(1)	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
800+	$79,587	2.0%	$109,516	2.4%
775-799	518,469	12.9	602,009	13.4
750-774	684,155	17.0	750,228	16.7
725-749	653,969	16.3	660,171	14.7
700-724	670,243	16.7	631,829	14.0
675-699	539,240	13.4	586,700	13.0
650-674	457,536	11.4	495,367	11.0
625-649	176,240	4.4	273,424	6.1
Below 625	210,558	5.2	350,537	7.8
No score available	27,526	0.7	43,011	1.0

Total(2)	$4,017,522	100.0%	$4,502,792	100.0%

(1)	The credit scores are based on the scoring methodologies applied by Fair Isaac Corporation.
(2)	Slight variations in totals are due to rounding.

	Years Ended December 31,
Second Lien Mortgages	2003		2002		2001
FICO Score(1)	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
800+	$4,313	1.8%	$3,398	1.7%	$2,966	2.9%
775-799	25,641	10.7	22,587	11.3	15,037	14.7
750-774	44,093	18.4	39,577	19.8	21,992	21.5
725-749	45,530	19.0	38,178	19.1	20,049	19.6
700-724	43,853	18.3	37,978	19.0	17,389	17.0
675-699	45,291	18.9	33,980	17.0	13,911	13.6
650-674	26,839	11.2	18,989	9.5	7,876	7.7
625-649	3,595	1.5	4,597	2.3	2,455	2.4
Below 625	—	0.0	400	0.2	307	0.3
No score available	479	0.2	200	0.1	307	0.3

Total(2)	$239,634	100.0%	$199,885	100.0%	$102,290	100.0%

(1)	The credit scores are based on the scoring methodologies applied by Fair Isaac Corporation.
(2)	Slight variations in totals are due to rounding.

	Nine Months Ended September 30,
Second Lien Mortgages	2004		2003
FICO Score(1)	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
800+	$4,288	1.4%	$2,995	1.6%
775-799	36,700	12.1	21,190	11.5
750-774	54,167	17.9	33,918	18.4
725-749	57,936	19.2	33,540	18.2
700-724	61,943	20.5	33,641	18.3
675-699	50,950	16.9	36,090	19.6
650-674	33,003	10.9	19,096	10.4
625-649	1,751	0.6	2,764	1.5
Below 625	149	0.0	131	0.1
No score available	1,473	0.5	932	0.5

Total(2)	$302,359	100.0%	$184,296	100.0%

(1)	The credit scores are based on the scoring methodologies applied by Fair Isaac Corporation.
(2)	Slight variations in totals are due to rounding.

In 2003, 2002 and 2001, the weighted average middle FICO score (to the extent received by us) was 713, 713 and 709, respectively, for first lien mortgages and 725, 725 and 734, respectively, for second lien mortgages. For the nine months ended September 30, 2004, and 2003, the weighted average middle FICO score (to the extent received by us) was 717 and 716, respectively, for first lien mortgages and 726 and 725, respectively, for second lien mortgages. Many of our loans to borrowers with FICO scores below 650 are originated by us and insured by the Federal Housing Administration, guaranteed by the Veterans Administration, or sold to Fannie Mae, Freddie Mac or private investors, and consequently are not considered “subprime” by us.

Property Types

Since December 31, 2000 all of the mortgage loans originated by HBMC have been secured by residential property as collateral. The following tables show the percentage of loans originated by HBMC by property type, as measured by principal balance, for the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2004 and 2003. The full amount of construction-to-permanent loans that have been closed is included in the following tables, regardless of the amount funded.

	Years Ended December 31,
	2003		2002		2001
Property Type	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
Single family detached residences	$2,521,934	42.6%	$2,103,736	41.9%	$1,808,663	44.5%
2-4 family residences	47,360	0.8	35,146	0.7	32,515	0.8
Condominium / Cooperative apartment	509,123	8.6	401,668	8.0	243,865	6.0
Planned unit development(1)	2,817,936	47.6	2,465,237	49.1	1,967,175	48.4
Other / Townhouse	23,680	0.4	15,063	0.3	12,193	0.3

Total(2)	$5,920,034	100.0%	$5,020,849	100.0%	$4,064,411	100.0%

(1)	Represents individual properties in a single-family residential development with common areas maintained by a residential association.
(2)	Slight variations in totals are due to rounding.

	Nine Months Ended September 30,
	2004		2003
Property Type	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
Single family detached residences	$1,733,686	40.1%	$2,014,764	43.0%
2-4 family residences	57,377	1.3	34,872	0.7
Condominium / Cooperative apartment	492,081	11.4	389,370	8.3
Planned unit development(1)	2,012,068	46.6	2,233,350	47.6
Other / Townhouse	24,669	0.6	14,733	0.3

Total(2)	$4,319,881	100.0%	$4,687,088	100.0%

(1)	Represents individual properties in a single-family residential development with common areas maintained by a residential association.
(2)	Slight variations in totals are due to rounding.

Loan Balances

During the years ended December 31, 2003, 2002 and 2001, and for the nine months ended September 30, 2004 and 2003, the first and second lien mortgage loan origination volume of HBMC, as measured by principal balance was comprised of loans with original principal balances within the following ranges. The full amount of construction-to-permanent loans that have been closed is included in the following tables, regardless of the amount funded.

	Years Ended December 31,
First Lien Mortgages	2003		2002		2001
Principal Amount of Loan	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
$100,000 or less	$415,805	7.3%	$294,561	6.1%	$398,193	10.1%
$100,001 to $150,000	1,315,013	23.2	1,143,533	23.7	1,178,335	29.7
$150,001 to $200,000	1,178,683	20.8	969,978	20.1	798,764	20.2
$200,001 to $300,000	1,265,593	22.3	1,041,810	21.6	789,651	19.9
$300,001 to $400,000	578,265	10.2	503,791	10.5	284,480	7.2
$400,001 to $500,000	298,221	5.3	265,635	5.5	171,956	4.3
$500,001 to $600,000	189,157	3.3	155,717	3.2	91,129	2.3
$600,001 to $700,000	126,673	2.2	108,954	2.3	69,733	1.8
$700,001 to $800,000	82,366	1.5	81,956	1.7	42,791	1.1
$800,001 to $900,000	39,195	0.7	42,907	0.9	28,131	0.7
$900,001 to $1,000,000	60,780	1.1	35,675	0.7	41,206	1.0
$1,000,001 to $1,500,000	88,046	1.6	87,259	1.8	41,602	1.1
$1,500,001 to $2,000,000	31,242	0.6	32,783	0.7	20,999	0.5
$2,000,001 or higher	11,361	0.2	56,405	1.2	5,151	0.2

Total(1)	$5,680,400	100.0%	$4,820,964	100.0%	$3,962,121	100.0%

(1)	Slight variations in totals are due to rounding.

	Nine Months Ended September 30,
First Lien Mortgages	2004		2003
Principal Amount of Loan	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
$100,000 or less	$254,697	6.3%	$332,813	7.4%
$100,001 to $150,000	844,533	21.0	1,061,198	23.6
$150,001 to $200,000	736,137	18.3	949,260	21.1
$200,001 to $300,000	950,639	23.7	1,013,771	22.5
$300,001 to $400,000	456,030	11.4	457,158	10.2
$400,001 to $500,000	251,617	6.3	218,203	4.8
$500,001 to $600,000	157,242	3.9	143,025	3.2
$600,001 to $700,000	105,952	2.6	100,929	2.2
$700,001 to $800,000	57,794	1.4	58,960	1.3
$800,001 to $900,000	42,356	1.1	23,533	0.5
$900,001 to $1,000,000	62,952	1.6	44,108	1.0
$1,000,001 to $1,500,000	68,040	1.7	69,204	1.5
$1,500,001 to $2,000,000	19,256	0.5	19,566	0.4
$2,000,001 or higher	10,277	0.3	11,064	0.2

Total(1)	$4,017,522	100.0%	$4,502,792	100.0%

(1)	Slight variations in totals are due to rounding.

	Years Ended December 31,
Second Lien Mortgages	2003		2002		2001
Principal Amount of Loan	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
$15,000 or less	$3,451	1.5%	$2,618	1.3%	$2,516	2.5%
$15,001 to $20,000	6,542	2.7	6,057	3.0	4,818	4.7
$20,001 to $30,000	38,294	16.0	31,042	15.5	18,177	17.8
$30,001 to $40,000	46,681	19.5	35,979	18.0	17,798	17.4
$40,001 to $50,000	36,808	15.4	31,782	15.9	14,167	13.9
$50,001 to $60,000	24,874	10.4	20,928	10.5	10,280	10.1
$60,001 to $70,000	17,278	7.2	14,871	7.4	7,119	7.0
$70,001 to $80,000	14,067	5.9	12,633	6.3	5,708	5.6
$80,001 to $90,000	9,585	4.0	8,915	4.5	3,754	3.7
$90,001 to $100,000	13,851	5.8	14,692	7.4	8,511	8.3
$100,001 to $125,000	9,250	3.9	3,398	1.7	1,739	1.7
$125,001 to $150,000	10,616	4.4	5,597	2.8	1,268	1.2
$150,001 or higher	8,339	3.5	11,373	5.7	6,434	6.3

Total(1)	$239,634	100.0%	$199,885	100.0%	$102,290	100.0%

(1)	Slight variations in totals are due to rounding.

	Nine Months Ended September 30,
Second Lien Mortgages	2004		2003
Principal Amount of Loan	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
$15,000 or less	$7,371	2.4%	$2,337	1.3%
$15,001 to $20,000	10,078	3.3	5,107	2.8
$20,001 to $30,000	46,795	15.5	28,405	15.4
$30,001 to $40,000	60,056	19.9	35,466	19.2
$40,001 to $50,000	42,935	14.2	28,028	15.2
$50,001 to $60,000	32,495	10.7	19,082	10.4
$60,001 to $70,000	22,507	7.4	14,125	7.7
$70,001 to $80,000	18,223	6.0	10,699	5.8
$80,001 to $90,000	10,975	3.6	7,932	4.3
$90,001 to $100,000	14,293	4.7	10,802	5.9
$100,001 to $125,000	10,369	3.4	7,207	3.9
$125,001 to $150,000	10,494	3.5	7,563	4.1
$150,001 or higher	15,768	5.2	7,544	4.1

Total(1)	$302,359	100.0%	$184,296	100.0%

(1)	Slight variations in totals are due to rounding.

In 2003, 2002 and 2001, the average principal balance of the loans that HBMC originated was $183,473, $183,922 and $163,835, respectively, for first lien mortgages, and $42,756, $43,120 and $39,027, respectively, for second lien mortgages. For the nine months ended September 30, 2004 and 2003, the average principal balance of the loans that HBMC originated was $195,058 and $181,585, respectively, for first lien mortgages and $40,989 and $42,946, respectively, for second lien mortgages.

Our Mortgage Loans Held for Investment

The following tables provide information about our mortgage loans held for investment at November 30, 2004. The second lien mortgages are closed-end loans made in connection with a first lien mortgage loan in the same property.

The loans are shown by product type below:

	As of November 30, 2004
Loan Type	Dollars (000s)	% of Loans
1 month interest-only, adjustable rate	$473,625	18.3%
6 month interest-only, adjustable rate	1,266,866	49.1
3-year fixed/6-month interest-only, adjustable rate	199,966	7.7
5-year fixed/6-month interest-only, adjustable rate	475,720	18.4
7-year fixed/6-month interest-only, adjustable rate	30,607	1.2
Second lien mortgage loans	96,884	3.8
Construction-to-permanent loans	38,131	1.5

Total(1)	$2,581,799	100.0%

(1)	Slight variations in totals are due to rounding.

Our mortgage loans held for investment also have the following terms:

•	Our one-month interest-only, adjustable-rate mortgage loans have an initial interest rate cap equal to the initial interest rate plus 5%; after the first month, the interest rate cap is equal to the then current interest rate on the mortgage loan plus 5%. These mortgage loans have a lifetime cap equal to the greater of 12% or the initial interest rate plus 5% and have a floor equal to the margin specified in the applicable mortgage loan documentation.

•	Our six-month interest-only, adjustable-rate mortgage loans have two options available for a borrower with respect to the caps and floor. Either the loans (1) have the same initial, periodic and lifetime caps and floor as our one-month interest-only adjustable-rate mortgage loans; or (2) have an initial cap equal to the initial interest rate plus 1%; have a periodic cap every six months equal to the then current interest rate on the mortgage loan plus 1%; have a lifetime cap equal to the greater of 12% or the initial interest rate plus 5%; and have a floor equal to the margin specified in the applicable mortgage loan documentation.

•	Our three-year fixed/six-month interest-only, adjustable-rate, our five-year fixed/six-month interest-only, adjustable-rate and our seven-year fixed/six-month intereset-only, adjustable-rate mortgage loans have no initial or periodic caps; have a lifetime cap equal to the greater of 13% or the initial interest rate plus 6%; and have a floor equal to the greater of the initial interest rate less 6% or the margin specified in the applicable mortgage loan documentation.

•	Our one-month interest-only, adjustable-rate mortgage loans and our six-month interest-only, adjustable-rate mortgage loans cannot be assumed by any third party.

•	Our three-year fixed/six-month interest-only, adjustable-rate, our five-year fixed/six-month interest-only, adjustable-rate and our seven-year fixed/six-month interest-only, adjustable-rate mortgage loans may be assumed only by fully qualified borrowers and only after the interest-only fixed period of the mortgage loan.

In addition, none of our mortgage loans held for investment have any conversion options or prepayment penalties.

The following shows the loans by state where the properties are located.

	As of November 30, 2004
State	Dollars (000s)	% of Loans
Florida	$1,252,628	48.5%
Georgia	1,202,921	46.6
North Carolina	100,997	3.9
Other	25,253	1.0

Total(1)	$2,581,799	100.0%

(1)	Slight variations in totals are due to rounding.

The following shows the LTVs for the first-lien mortgage loans held for investment and CLTVs for the second-lien mortgage loans held for investment.

First Lien Mortgages	As of November 30, 2004
LTV	Dollars (000s)	% of Loans
50% or less	$49,460	2.0%
50.01-60%	64,393	2.6
60.01-70%	156,893	6.3
70.01-75%	164,654	6.6
75.01-80%	1,876,855	75.5
80.01-90%	97,327	3.9
90.01-95%	74,005	3.0
95.01% or more	1,328	0.1

Total(1)	$2,484,915	100.0%

Weighted average first lien LTV	77.98%

(1)	Slight variations in totals are due to rounding.

Second Lien Mortgages	As of November 30, 2004
CLTV	Dollars (000s)	% of Loans
50% or less	$7,885	8.1%
50.01-60%	—	0.0
60.01-70%	—	0.0
70.01-75%	19	0.0
75.01-80%	530	0.5
80.01-90%	18,555	19.2
90.01-95%	12,680	13.1
95.01% or more	57,215	59.1

Total(1)	$96,884	100.0%

Weighted average second lien CLTV	91.31%

(1)	Slight variations in totals are due to rounding.

The following shows the FICO scores for the mortgage loans held for investment.

First Lien Mortgages	As of November 30, 2004
FICO Score(1)	Dollars (000s)	% of Loans
800+	$45,774	1.8%
775-799	339,537	13.7
750-774	485,728	19.5
725-749	465,380	18.7
700-724	493,945	19.9
675-699	359,022	14.5
650-674	278,193	11.2
649 or below	8,958	0.4
No score available	8,378	0.3

Total(2)	$2,484,915	100.0%

Weighted average middle FICO score	726

(1)	The credit scores are based on the scoring methodology applied by Fair Isaac Corporation.
(2)	Slight variation in totals are due to rounding.

Second Lien Mortgages	As of November 30, 2004
FICO Score(1)	Dollars (000s)	% of Loans
800+	$1,342	1.4%
775-799	12,345	12.7
750-774	20,185	20.8
725-749	21,133	21.9
700-724	21,695	22.4
675-699	15,973	16.5
650-674	3,797	3.9
649 or below	30	0.0
No score available	384	0.4

Total(2)	$96,884	100.0%

Weighted average middle FICO score	729

(1)	The credit scores are based on the scoring methodology applied by Fair Isaac Corporation.
(2)	Slight variation in totals are due to rounding.

The following shows the mortgage loans held for investment by property type.

	As of November 30, 2004
	Dollars (000s)	% of Loans
Single family detached residences	$992,821	38.4%
2-4 family residences	40,163	1.6
Condominium/Cooperative apartments	321,877	12.5
Planned unit development	1,213,091	47.0
Other/Townhouse(1)	13,847	0.5

Total(2)	$2,581,799	100.0%

(1)	Represents individual properties in a single-family residential development with common areas maintained by a residential association.
(2)	Slight variation in totals are due to rounding.

The following shows the principal balance of the mortgage loans held for investment as of November 30, 2004.

First Lien Mortgages	As of November 30, 2004
Principal Amount of Loan	Dollars (000s)	% of Loans
$100,000 or less	$110,952	4.5%
$100,001 to $150,000	435,297	17.5
$150,001 to $200,000	382,762	15.4
$200,001 to $300,000	594,083	23.9
$300,001 to $400,000	324,571	13.1
$400,001 to $500,000	213,899	8.6
$500,001 to $600,000	122,291	4.9
$600,001 to $700,000	87,442	3.5
$700,001 to $800,000	51,219	2.1
$800,001 to $900,000	29,809	1.2
$900,001 to $1,000,000	41,917	1.7
$1,000,001 to $1,500,000	59,490	2.4
$1,500,001 or higher	31,183	1.2

Total(1)	$2,484,915	100.0%

Average balance	$217,376

(1)	Slight variation in totals are due to rounding.

Second Lien Mortgages	As of November 30, 2004
Principal Amount of Loan	Dollars (000s)	% of Loans
$10,000 or less	$276	0.3%
$10,001 to $15,000	2,090	2.2
$15,001 to $20,000	3,759	3.9
$20,001 to $30,000	14,954	15.4
$30,001 to $40,000	20,532	21.2
$40,001 to $50,000	12,715	13.1
$50,001 to $60,000	10,377	10.7
$60,001 to $70,000	7,463	7.7
$70,001 to $80,000	5,077	5.2
$80,001 to $90,000	3,895	4.0
$90,001 to $100,000	3,271	3.4
$100,001 to $125,000	4,453	4.6
$125,001 to $150,000	2,759	2.8
$150,001 or higher	5,263	5.4

Total(1)	$96,884	100.0%

Average balance	$40,035

(1)	Slight variation in totals are due to rounding.

Our Loan Underwriting Guidelines and Practices

We apply the following underwriting guidelines with respect to the mortgage loans that HBMC originates:

•	Conforming mortgage loans must comply with the guidelines established by Fannie Mae or Freddie Mac, as applicable.

•	FHA-qualified and VA-qualified mortgage loans must comply with the guidelines established by the U.S. Department of Housing and Urban Development and the VA.

•	Nonconforming mortgage loans, prime second mortgage loans and subprime mortgage loans must comply with guidelines that HBMC has established, which we refer to as the “HBMC underwriting guidelines.” To satisfy certain private investors, rating agencies and third-party credit enhancement providers, HBMC also may apply those parties’ pre-established guidelines.

HBMC’s underwriting guidelines are designed to facilitate funding, securitization, and sale of mortgage loans in the secondary mortgage market, and we will continue to utilize these guidelines with loans that we sell or securitize.

The HBMC underwriting guidelines allow HBMC to evaluate an applicant’s credit standing, financial condition and repayment ability, as well as the value and adequacy of the mortgaged property as collateral for any loan that HBMC reviews. As part of the loan application process, the applicant is required to provide information concerning his or her assets, liabilities, income and expenses, subject to certain of the provisions below, along with an authorization permitting HBMC to obtain any necessary third-party verifications, including a credit report summarizing the applicant’s credit history.

We seek to match the amount of disclosure required by applicants to appropriate loan products. During the year ended December 31, 2003, we estimate that less than 10% of HBMC’s loan origination volume, as measured by principal balance, was to borrowers who chose not to provide complete documentation, and instead chose a product with terms to reflect the reduced documentation. During the nine month period ended September 30, 2004, we estimate that approximately 20% of HBMC’s loan origination volume as measured by principal balance, was to borrowers who chose not to provide complete documentation, and instead chose a product with terms to reflect the reduced documentation.

In evaluating an applicant’s ability and willingness to repay the proposed loan, HBMC also reviews the applicant’s credit history and outstanding debts, as reported on the credit report that HBMC obtains. If an existing mortgage or other significant debt listed on the loan application is not adequately reported on the credit report, HBMC may request a written or oral verification of the balance and payment history of that debt from the servicer of the debt.

HBMC verifies the applicant’s liquid assets for a general indication of creditworthiness and to determine whether the applicant has adequate liquid assets to cover any required down payment, closing costs and prepaid interest, while maintaining a minimum cash reserve equal to the sum of two monthly payments.

HBMC also evaluates the applicant’s income to determine stability, probability of continuation and adequacy to service the proposed HBMC debt payment. HBMC’s guidelines for verifying income and employment of a potential borrower are generally as follows:

•	For salaried applicants, HBMC typically requires a written verification of employment from the applicant’s employer, or a copy of the applicant’s two most recent federal tax returns, a current pay stub and verbal verification of employment from the employer;

•	For non-salaried applicants, including self-employed applicants, HBMC requires copies of the applicant’s two most recent federal income tax returns, along with all supporting schedules; and

•	For self-employed applicants, HBMC also generally requires the submission of a signed profit and loss statement.

For first lien mortgage loan originations with LTVs in excess of 80%, the borrower is generally required to purchase private mortgage insurance.

In determining the adequacy of the property as collateral for the loan, an appraisal of the property conforming to Fannie Mae or Freddie Mac standards is performed by an independent appraiser that HBMC approves. The appraiser is required to inspect the property and verify that it is in good condition, and that construction or renovation, if applicable, has been completed. The appraisal report indicates a value for the property and provides information concerning marketability, the neighborhood, the property site, interior and exterior improvements and the condition of the property.

In addition to the foregoing, the approval process generally requires that the potential borrower have a total debt-service-to-income ratio, or “DTI” ratio, that typically does not exceed 45%. HBMC may raise this limit to 50% or greater if the potential borrower demonstrates satisfactory disposable income and/or other mitigating factors are present. The DTI ratio is calculated as the ratio of the borrower’s total monthly debt obligations, including, if applicable, the interest-only payments on the proposed loan, and, in the case of adjustable-rate interest-only loans, at an interest rate that is two percentage points higher than the original rate, divided by the borrower’s total verified monthly income. The required DTI ratio generally varies depending upon the LTV, the occupancy type and the level of documentation provided.

We may change our underwriting guidelines from time to time, or at any time, without shareholder approval.

Decentralized Fulfillment Model

We utilize traditional retail mortgage channels for our mortgage loan originations. Unlike many of our competitors in the mortgage industry that maintain a centralized mortgage loan origination process where sales take place at a sales office convenient to the customer but the fulfillment of the mortgage loan takes place at a centralized location for the company, we maintain a decentralized fulfillment model, including underwriting. In this decentralized model, the loan is entirely fulfilled at the point-of-sale location. This decentralized process improves and speeds our customer service and strengthens our customer relationships.

Our People

Recruitment and Hiring

Our recruiting program pursues intelligent, caring and talented people who we believe will contribute to our culture and customer satisfaction. We use an online Internet assessment tool and an in-person screening tool to assess our candidates and to provide candidates with an understanding of our employment expectations. We also ask our candidates to watch a short film about our organization and the commitments that we expect of our associates. We have found these tools to be valuable in screening candidates and predicting a candidate’s ability to succeed in our organization.

Training

We believe that extensive education and training of our associates are important to our success. We require that all new sales associates attend Professional Sales Development, or “PSD,” which is an intensive nine-week “boot camp” in which associates spend 10-12 hours per day in the classroom. Through PSD, our associates learn a wide range of information, from basic mortgage banking to advanced loan product training and from personal development to relational sales skills. Most PSD students enter our company with no mortgage background. We require associates to complete homework, practical application of concepts, field time and consistently applied testing, which helps associates retain and apply the information that they learn. Students graduating with an “A” grade on our standardized examination have consistently averaged over $10.5 million in mortgage loan production in their first 12 months in the business. In addition, Mortgage Originator magazine publishes an annual list of the top “rookie” mortgage originators nationwide, and the 2001 and 2002 lists included three and 13 PSD graduates among the top 40 and 75 “rookies of the year,” respectively. The 2003 list, which appeared in the April 2004 issue, includes 15 PSD graduates among the top 75 “rookies of the year.” If a PSD graduate leaves HBMC within the first five years of employment, he or she must reimburse HBMC training costs of up to $60,000 if he or she continues working within the mortgage lending industry.

Operations Training and Certification, or “OTC,” is a complementary program to PSD, and focuses on the operational side of the business, covering all processes from loan set-up through closing. The OTC program lasts seven weeks and focuses on the basic skills necessary to assure operational excellence, as well as establishing a well-engrained customer service focus. Subsequent to graduation, we offer a broad range of continuing education training in all areas of sales and operations, as well as courses in ancillary areas, such as computer training, personal development, management and leadership.

Office of People and Culture

We believe that successful recruiting and associate productivity and retention are key to increased efficiency and performance in our organization. We created a department dedicated to recruiting, equipping and retaining our associates, known as the Office of People and Culture, in order to best serve what we consider one of our most important goals—achieving the satisfaction and productivity of our associates.

The Office of People and Culture oversees the recruiting, training and leadership development of our associates. This department is dedicated to associate satisfaction and associate wellness and facilitates the “career pathing” of our associates within our organization. Our positive company culture is reinforced through various programs that we provide, including the New Associate Orientation, the Associate Emergency Fund and various training programs at our own “HomeBanc Academy.”

We have received recognition for our focus on, and commitment to, our people in 2004, including being ranked 20th in the Fortune Magazine’s 2005 list of the “100 Best Companies to Work For”; ranked second on the list of the best place to work in Atlanta among companies with more than 1,000 employees by the Atlanta Business Chronicle; ranked 12th in the Orlando Sentinel listing of the “Top 100 Companies for Working Families”; and named to the Jacksonville Magazine list of the “Top 25 Companies Who Care.”

Associate and Customer Satisfaction

We believe that associate satisfaction is the key to creating and promoting customer satisfaction. We have found that satisfied associates provide superior customer service, which enhances our customer loyalty and reputation. As a result, our investment in our people and their satisfaction is key to our growth strategy.

To promote associate satisfaction, we offer a 401(k) matching contribution program, a profit sharing plan, tuition reimbursements, maternity and paternity leave programs, adoption benefits, life balance programs and corporate massage therapy. We also offer the Associate Emergency Fund, funded by our associates and designed especially for associates in need. This fund provides monetary assistance to our associates for unexpected medical bills, emergency travel expenses and other unforeseen circumstances, and paid time off to visit ill family members. We also celebrate an “associate appreciation month” each year, where we offer a series of events that reinforce the satisfaction of our associates. As a further associate satisfaction benefit, we also have a Corporate Chaplain who is available to our associates for funerals, weddings, counseling and other personal and professional matters.

The mission of our associates is, in turn, focused on serving others. Each month we recognize and award one associate with a service award for demonstrating high-service ethics, either within our organization or within the community. At our internal annual meeting, we recognize the current monthly service award winner, as well as the recipient of our annual customer services award.

To augment our customer service initiatives, we also offer a Customer Service Guarantee, where we offer to refund an applicant’s mortgage loan application fee if, after closing, they are dissatisfied, for any reason. We implemented our Customer Service Guarantee in December 2000, and, since that time, less than 1% of loan applicants have requested a refund of their application fee. In addition, we solicit feedback from our customers immediately after their loans close to determine whether they were satisfied by the speed, ease and responsiveness of our origination process. In 2003, 71% of our customers who provided feedback to us indicated that they were “Very Satisfied” and 22% indicated that they were “Satisfied” with the origination process. During the first nine months of 2004, 76% of our customers who provided feedback to us indicated that they were “Very Satisfied” and 20% indicated that they were “Satisfied” with the origination process. To assist us in providing customer satisfaction to borrowers whose mortgage loans we service, we presently anticipate that, by the end of 2005, we also will implement an annual servicing satisfaction survey similar to our origination survey.

We also annually celebrate Customer Service Week, where we sponsor a wide range of programs and activities designed to recognize and express our appreciation to selected customers and strategic marketing alliance partners. Under one of these programs, called “You Mean The World To Us,” we provide each of our regional offices the opportunity to formally acknowledge and recognize five customers or strategic marketing alliance partners—namely, a borrower, a real estate agent, a builder, an appraiser and a closing agent. To formally acknowledge these customers and strategic marketing alliance partners, we provide them with a suitable award.

Our Approach to Marketing

Advertising and Branding

Our primary marketing focus is on residential real estate agents and home builders, especially in well-established offices and new home communities. We believe that residential real estate agents and home builders play important roles in a consumer’s choice of home financing providers.

We believe that we can effectively reach out to real estate agents and home builders through our varying promotional, educational and recognition events. For example, we regularly invite nationally recognized experts in the real estate sector to meet with and educate the real estate agents with whom we do business. We also host events in each of our markets, which enable our sales associates to strengthen their relationships with real estate agents, home builders and customers.

We produce quarterly market research data to help focus our efforts on the best opportunities, and we attempt to calculate the business generated by our events and programs to determine their effectiveness. We provide personalized marketing materials and support to over 400 loan officers throughout the organization using a proprietary system that we developed, called “BizBuilder.” BizBuilder enables our associates to access historical customer databases, broken down by market area, loan officer and real estate agent. Our associates can use the print-on-demand technology of BizBuilder to efficiently coordinate small and large scale mailings with customized messages to customers and referral sources.

We also rely, to a lesser extent, on mass media advertising to promote our brand recognition and reputation. In each or our major markets, we use highly visible outdoor billboards, with messages that change approximately every four months.

Traditional Marketing Channels

We and our associates use a number of traditional marketing channels to originate leads and mortgage loans, including repeat customers, personal contacts such as friends and families, referrals from realtors, builders and other real estate professionals and other relationships outside of formal agreements, as well as advertising, brand recognition and the internet.

Strategic Marketing Alliances

We seek exclusive multi-year relationships with our alliance partners. These relationships help us create distribution channels that strategically position us to be first in the sales cycle for realtors and home builders, providing us with a significant competitive advantage. By developing these exclusive distribution channels for purchase money mortgage loan originations, we seek to increase purchase money mortgage loan productivity and decrease the volatility of our earnings.

As part of our strategic marketing alliances, we have developed a “store-in-store” strategy, where we have a physical office within the store location maintained by our strategic alliance realtors and home builders. This store-in-store strategy enhances our visibility and access to potential customers and strengthens our relationship with our strategic marketing partners. In addition to physical presence within our strategic marketing partners’ locations, our alliances provide opportunities for co-branding and advertising within printed and other materials, on signage and on our strategic marketing partners’ websites.

Our strategic marketing alliance agreements are multi-year contracts with real estate agencies and homebuilders who provide, for a flat monthly fee, marketing services to us, and, in many cases, permit us to, among other things, lease space and display signage and marketing materials in the agencies’ and builders’ retail office locations. As of September 30, 2004, we had marketing agreements with 140 real estate agencies and homebuilders, and lease/sublease agreements with real estate agencies for 126 facilities.

Under our marketing agreements, real estate agencies and home builders:

•	allow us to place interior and exterior signage and merchandising materials in their retail offices, and assist us with the placement of the signs and marketing materials;

•	provide us a presence on every page of the agency’s or builder’s website; and

•	provide information about us in all of the agency’s or builder’s print advertising.

Where the real estate agencies lease us space, including space for stores-in-store locations or desk space for our loan officers, we pay rent for such space. The leases include furnishings, utilities, copy, facsimile and telephone equipment and services, conference rooms, training, break and rest rooms, receptionist services, maintenance, parking and unlimited access to common areas.

All fees are based upon our estimates of the costs of such services and leased space in the market, and are not related to or renegotiated based upon actual volumes of mortgage loans that we make through our strategic alliance partners. These agreements are terminable for cause. We believe that these arrangements are permissible under RESPA and HUD regulations. If these laws or regulations, or interpretations of these laws and regulations were to change, we believe that alternative arrangements could be made that would enable us to maintain our strategic marketing alliances.

The following table sets forth information regarding our originations resulting directly from our strategic marketing alliances:

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2004	2003	2003	2002	2001
Realtor strategic marketing alliance partners	76	41	48	20	3
Number of realtor store-in-store locations	126	85	98	48	30
Builder strategic marketing alliance partners	64	54	65	58	37
Originations resulting from strategic marketing alliances (in thousands of dollars)	$1,176,800	$1,127,856	$1,430,164	$937,147	$617,295
Period-to-period increase in dollar amount of originations	4.3%	67.6%	52.6%	51.8%	N/A (1)
Percentage of total purchase money mortgage loan originations	34.2%	37.6%	36.3%	28.7%	22.5%
Percentage of total mortgage loan originations	27.2%	24.1%	24.2%	18.7%	15.2%
(1)	We started our strategic marketing alliances with realtors and home builders in 2001.

HomeBanc Way II

We are developing a new comprehensive software system, called “HomeBanc Way II,” to facilitate our operations. HomeBanc Way II is a multi-year project to design and implement a new set of business processes and best practices for originating loans. The primary goals are to gain substantial improvements in operational efficiency, cost savings and a reduction of loan defects beginning in 2005. This project also includes adding the capability to deliver and store all documents electronically. The new business processes are supported by web-based architecture in a combination of purchased and self-developed components. The ultimate goal is to migrate from a variety of existing systems to a new services-based architecture that is modular in design and is developed in-house. The overall project has 15 distinct phases that are being run as separate project efforts. Seven of the 15 phases have been completed at a cost of $15.0 million. We currently estimate that the project will require an additional $5.1 million of expenditures to complete during the second half of 2005. We expect that the anticipated capabilities of HomeBanc Way II will significantly improve our relationships with our third-party vendors and our mortgage loan investors and purchasers.

Loan Servicing

Mortgage loan servicers receive servicing fees. The servicing fees are collected and paid from the monthly interest payments made by the mortgagors. In addition, the servicer generally receives other remuneration consisting of float benefits derived from collecting and remitting mortgage payments, as well as rights to various mortgagor-contracted fees, such as late charges and reconveyance charges. The servicer generally has the right to solicit the mortgagors for other products and services, such as second mortgages and insurance, as well as a new first mortgage for those considering refinancing or purchasing a new home. Servicers often retain subservicers to perform certain servicing functions. HomeBanc Corp. has retained HBMC as subservicer for its mortgage loans held for investment and pays HBMC reasonable fees for such services based on amounts payable to third parties for similar services with respect to similar mortgage loans.

Prior to December 2003, HBMC did not retain the servicing for any of the mortgage loans that it sold, except for construction-to-permanent mortgage loans, which HBMC serviced during the construction phase of the loan. Commencing in December 2003, HBMC began retaining servicing for those loans that it found economically attractive to service, namely a portion of the nonconforming mortgage loans and a limited number of Fannie Mae mortgage loans, and continued to service the construction-to-permanent loans during the construction phase of these mortgage loans. In addition, HBMC generally has serviced loans that are the subject of its securitized transactions for up to 30 days after the loans are securitized.

Although we have only limited servicing experience as an organization, our servicing team currently has 26 full-time associates and one part-time associate, including four managers, each of whom has at least 15 years of mortgage servicing experience. To support its conforming mortgage loan securitization sales, HBMC implemented an interim servicing platform in July 2001, which included licensing of comprehensive third party mortgage loan servicing software. In 2002, HBMC commenced preparation to transition from interim servicing to “life-of-loan” servicing, which included hiring additional experienced management and line staff and licensing additional third party mortgage accounting software. HBMC commenced “life-of-loan” servicing in December 2003. HBMC currently acts as subservicer for those loans that it sells to HomeBanc Corp. We presently are considering implementing a new mortgage servicing platform and applications suitable for servicers of private mortgage-backed securitizations in 2005 at an estimated conversion cost of approximately $600,000, plus customized application development costs of approximately $200,000. We expect the new systems will enable us to service our growing portfolio for the foreseeable future.

Our Portfolio and Investment Guidelines

We sell the majority of our fixed-rate mortgage loans and all subprime loans that we originate to third parties on a whole loan basis, or through mortgage-backed securities. We retain for our investment portfolio primarily adjustable-rate prime mortgage loans that we originate. Those mortgage loans originated by HMBC and not sold to third parties are sold to HomeBanc Corp. or its qualified REIT subsidiaries, generally within 10 days after the loan is funded. The loans sold to HomeBanc Corp. or its qualified REIT subsidiaries primarily are, and we presently expect that they will continue to be, comprised of adjustable-rate prime first and second mortgage loans, including the following:

•	one-month LIBOR and six-month LIBOR interest-only adjustable-rate mortgages, or “ARMs;”

•	three-year fixed/six-month LIBOR adjustable-rate, five-year fixed/six-month LIBOR adjustable-rate and seven year fixed/six month LIBOR adjustable-rate, ARMs, which we refer to as “hybrid ARMs;”

•	construction-to-permanent loans; and

•	adjustable-rate second mortgage loans.

HomeBanc Corp. retains the mortgage loans that it purchases from HBMC as part of its investment portfolio and finances the whole loans with its equity, including proceeds from this offering, and debt financing, including uncommitted mortgage loan repurchase facilities, pending securitization. Our qualified REIT subsidiaries, HomeBanc Funding Corp. and HomeBanc Funding Corp. II, hold and finance mortgage loans pending securitization. HMB Acceptance Corp., another qualified REIT subsidiary, purchases mortgage loans from HomeBanc Funding Corp. and HomeBanc Funding Corp. II, and finances these purchases through securitizations and equity from HomeBanc Corp. We will continue to earn net interest margin on the entire portfolio. We presently do not intend to acquire subordinated mortgage-backed securities from any third parties for investment purposes.

Our board of directors has adopted investment guidelines providing, among other things, that we will not make any investment that would cause us to fail our REIT qualifications or cause us to become an investment company. These guidelines prohibit loans to directors and executive officers and require that we hold our mortgage loans held for investment to maturity. It is currently our policy to hold adjustable-rate mortgage loans that we originate for investment and to sell fixed-rate mortgage loans that we originate. Our investment guidelines do not restrict repurchases of our capital stock or other securities. We do not expect to underwrite the securities of others, but may, subject to approval processes, invest in controlling interests in other entities, including by exchange of our capital stock for properties of others. Our investment guidelines may be amended from time to time to reflect changing conditions and to maintain a high-quality portfolio. Such changes do not require the consent of our shareholders.

We believe that our strategy of focusing on holding a portion of the mortgage loan production of HBMC, versus purchasing mortgage loans and securities on the open market, allows us to create a better portfolio at a lower cost. We can control and monitor the origination and servicing processes, select our own products and markets, control our costs of origination and servicing, and qualify and establish direct relationships with our borrowers, without dependence upon third parties whose ability to originate and service loans may not be as good or as cost effective as ours. Our ability to originate our own loans gives us competitive advantages over mortgage loan investors who do not maintain the capability to originate mortgage loans or have direct relationships with borrowers, and whose costs and quality may vary depending upon market conditions and the originators’ available products.

Risk Evaluation

In addition to the review of credit risk that we undertake in connection with the application of our underwriting guidelines, we have established a risk management committee, a credit committee, and an asset and liability committee, or “ALCO,” in order to evaluate, manage and monitor our risks.

The ALCO oversees interest rate risk and prepayment risk associated with loans held for investment, funding and liquidity risks, controls related to each of these risks, and the development, communication and implementation of appropriate policies and strategies for managing our assets and liabilities with the goal of providing for consistency of earnings growth and adequate liquidity and capital, communicating those policies and strategies to the appropriate personnel, and monitoring compliance with these policies and strategies. The risk management committee oversees interest rate risk associated with the committed pipeline and loans held for sale, competitive risks associated with products and pricing, and the controls related to each of these risks. The credit committee oversees the development of our credit risk management policies, reserve requirements for loans that we hold for investment or that we service, the default risk on loans that we hold for investment, counter-party risk, and the controls related to each of these risks. Each of the credit committee and the risk management committee reports directly to the ALCO.

These three committees work together to utilize our risk management strengths and further our risk management initiatives, which currently include:

•	utilizing a limited group of approximately 50 appraisal companies that we have approved to maintain quality and consistency among our appraisals;

•	maintaining a rigorous certification program for our mortgage loan underwriters;

•	continual portfolio reviews of investor, HUD and mortgage insurance company data with executive management;

•	maintaining strict adherence to our underwriting guidelines, and, where appropriate, investor underwriting guidelines, that may be different from our own;

•	utilizing comprehensive third-party computer software that provides, on a dynamic basis reflecting experience, interest rate risk analysis and management, hedge position management and sensitivity analysis, best execution analysis and rate lock fallout analysis related to our interest rate lock commitments and mortgage loans held for sale;

•	maintaining a quality control program in accordance with mortgage loan investor requirements, including the use of third-party computer software to aid us in our compliance with applicable lending laws;

•	performing independent audits of loans for conformity with our underwriting guidelines utilizing various tools and information, including the “Fraud-Guard” system, and reporting the results directly to our executive management team to implement corrective measures; and

•	establishing quality and process improvement initiatives, including on-going review and redesign of aspects of our underwriting and loan processing in order to create clearer lines of accountability and potential reduction in operational risk.

Our Financing Strategy

Similar to many mortgage REITs, we have increased and expect to continue to increase our returns by leveraging our equity through borrowings, including securitizations treated as debt for financial reporting and federal income tax purposes. Our leverage ratio as of September 30,

2004 was approximately 7.7 times the amount of our equity. We expect to seek a leverage ratio of 16 to 18 times the amount of our equity. We seek to match the maturities of our borrowings to the maturities of our investments to reduce refinance risk and lessen the potential effects of changes in interest rates. We expect to continue using lines of credit and mortgage warehouse facilities, Fannie Mae and other government sponsored entities’ programs, mortgage repurchase programs and securitizations, as well as our equity, to finance our operations. We also expect to continue to use certain hedges to reduce interest rate risks in our assets and liabilities.

Please refer to “Management’s discussion and analysis of financial condition and results of operations—Liquidy and Capital Resources” for additional information regarding our warehouse lines, master repurchase agreements, Fannie Mae As Soon as Pooled® Plus Program, loan aggregation facilities and mortgage loan securitizations.

Competition

We face competition from finance and mortgage banking companies, other mortgage REITs and Internet-based lending companies where entry barriers are relatively low, and banks, thrifts and securities brokers that are active in the mortgage industry. Our goal remains to expand our loan origination business further and, as we enter new market areas, we will face a significant number of additional competitors, many of which will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do, have been established in certain market areas that we target, have far greater financial and other resources than we do and may operate nationally or over larger markets than we do. We presently do not face direct competition for mortgage loan origination from government-sponsored entities like Fannie Mae, Freddie Mac and the Federal Home Loan Banks, which presently do not have the legal authority to originate one-to-four family residential mortgage loans. These entities do, however, have significant influence because of their dominance of the secondary markets for these loans. See “Risk factors—Our Business Would Suffer if We Are Unable to Sell or Securitize the Mortgage Loans that We Originate” and “Risk factors—We Face Competition that Could Adversely Affect Our Market Shares and Revenues.”

Our competitors can offer lower interest rates and fees, operate with less stringent underwriting standards to attract borrowers, provide enhanced convenience in obtaining a loan, emphasize customer service, focus on amounts, terms and variety of loan products, and concentrate on marketing and distribution channels. If we are faced with pervasive price competition, then we may be forced to lower the interest rates that we charge borrowers, which could reduce the value of the loans that we sell or retain in our portfolio. If our competitors adopt less stringent underwriting standards, then we may be pressured to do so as well or risk losing market share or our expansion into our targeted markets may be adversely affected. Relaxing our underwriting standards also exposes us to higher credit risk which could adversely affect our operating results if our risk-based pricing does not adequately compensate us for the increased risk.

We believe that traditional mortgage investment companies, such as banks, thrifts and insurance companies are less attractive investment vehicles for investors interested in mortgage assets because of the costs associated with regulation, infrastructure and corporate level taxation. Because of this, we believe that changes may be taking place in investments in the U.S. mortgage industry, resulting in the shifting of investment capital, and in turn mortgage assets, out of these traditional lending institutions and into new forms of mortgage banking and mortgage investment firms, including those that qualify as REITs under the Code. As a REIT, we are generally able to distribute our REIT earnings to our shareholders without incurring entity-level federal income tax, creating a more attractive investment to investors relative to the traditional lending institutions. We may be allowed to make relatively larger distributions than the traditional institutions with similar investments, but that are subject to federal income tax on their earnings.

Government Regulation

We are subject to the laws, rules and regulations, as well as judicial and administrative decisions, of each jurisdiction in which we originate mortgage loans. We are also subject to many federal laws, rules and regulations. The federal, state and local laws, rules and regulations are different, complex and, in some cases, in direct conflict with each other. In addition, the number of laws, rules and regulations to which we must comply is growing. This presents us with a challenge in effectively training our personnel and avoiding risks of non-compliance.

Our failure to comply with these laws, rules and regulations can lead to, among other things:

•	civil and criminal liability, including potential monetary penalties;

•	loss of licenses or permits to do business in certain jurisdictions;

•	legal defenses giving borrowers the right to rescind or cancel loan transactions;

•	demands for indemnification or loan repurchases from purchasers of our loans; and/or

•	administrative orders and enforcement actions by our regulators.

Some states in which we operate may impose regulatory requirements on our officers and directors. If any officer or director fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state or the services of such person.

Many jurisdictions have increased their focus on certain lending practices referred to as “predatory” lending practices and have enacted new legislation related to curbing this activity. In some cases, these laws, rules or regulations can disrupt common lending activities, or restrict them altogether, and therefore impose additional costs and compliance requirements upon us. Some of these laws, rules and regulations impose certain restrictions on loans that charge certain points and fees, or that have an annual percentage rate, or “APR,” that equal or exceed specified statutory thresholds. These restrictions could expose us to risks of litigation and regulatory sanctions, regardless of how carefully loans are originated.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees we charge on the mortgage loans that we originate. We are also faced with new compliance risks. We may face additional costs in developing means and procedures by which we can ensure compliance with these new requirements to prevent violations. Recently, some members of Congress have begun discussions to increase federal predatory lending legislation, which, if adopted, would preempt inconsistent state laws. We cannot predict the effects, if any, of this legislation or whether or not it will be adopted.

In addition, these state laws, rules and regulations may be preempted and not applicable to the mortgage loan operations of national banks and federally-chartered thrifts, which provides these institutions with competitive advantages in terms of costs and risk aversion.

We intend to avoid originations of loans that meet or exceed the APR or points and fees thresholds of these laws, rules and regulations in the jurisdictions where we operate. Our predatory lending policies require that we:

•	avoid steering applicants to loan products which are inappropriate for their needs;

•	determine that all applicants have the financial ability to repay their respective mortgage loans;

•	entertain the refinancing of mortgage loans only in the event applicants would enjoy an identifiable economic benefit;

•	avoid the imposition of excessive fees and/or interest rates;

•	fully advise applicants of all loan terms and conditions and engage in marketing practices which are neither deceptive nor exploitive; and

•	fully comply with all state and federal predatory lending regulations.

USA PATRIOT Act

On October 26, 2001, the federal USA PATRIOT Act became effective, establishing new and enhanced ways of combating international terrorism. The provisions that most directly affect financial institutions are contained in Title III of the USA PATRIOT Act. Title III amends the current law with respect to financial institutions to give the Secretary of Treasury and other departments and agencies of the federal government enhanced authority to identify, deter, and punish international money laundering and other crimes.

Among other things, the USA PATRIOT Act requires financial institutions to follow new minimum verification of identity standards for all new accounts and permits financial institutions to share information with law enforcement authorities under circumstances that were not previously permitted. The Secretary of the Treasury and various federal banking agencies are responsible for promulgating the regulations necessary to implement the provisions as they become effective. We, and the closing settlement agents that handle our closings, are subject to certain provisions of the USA PATRIOT Act, although, as of the date hereof, our compliance with this legislation has not had a material adverse effect on our business and we have not incurred any material costs related to our compliance.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act imposes privacy obligations on our origination and servicing activities with respect to our applicants and customers. In particular, we have privacy policies regarding safekeeping and sharing with third parties of non-public personal customer information that we obtain from our applicants and customers. Our applicants and customers must receive our privacy policy and must have the right to “opt out” of permitting us to share their personal information. Various states also have considered from time to time privacy legislation, and, if any of the states in which we operate were to adopt significant privacy regulations, we would bear any additional costs necessary to make our operations and treatment of the personal information of applicants and customers comply with such new state laws.

The Real Estate Settlement Procedures Act

The Real Estate Settlement Procedures Act (RESPA), as implemented by HUD Regulation X, is designed to provide consumers with timely and accurate information regarding the nature and costs associated with residential real estate transactions. The other primary purpose of RESPA is to prohibit abusive practices such as kickbacks, referral fees, and excessive escrow requirements that might add to the cost of settlement. RESPA applies to all “federally related mortgage loans,” which includes any loans made by us and secured by a first or subordinate lien on residential real property (including a refinance of such a loan) upon which there is located or placed a structure designed for one to four family occupancy (including individual units of condominiums or cooperatives). Exemptions to RESPA coverage are set forth in Regulation X, including the exception that one may pay reasonable value for services actually performed and facilities actually provided. RESPA neither prohibits referrals of real estate settlement services, like residential mortgage loans, nor payments of fees or things of value to persons who may make referrals; rather, RESPA prohibits the payment of a fee or thing of value in exchange for referrals. HUD enforces RESPA, and violations of the provisions regarding kickbacks, referral fees and unearned fees may be subject to civil and criminal penalties.

Environmental Matters

HBMC has not had any material claims for environmental liabilities. In the future, we could have possible exposure to liabilities for environmental matters, especially where we foreclosed upon a property with environmental risks. Our practice is to avoid foreclosures on properties with known or suspected environmental risks.

Employees

As of September 30, 2004, HBMC had 1,270 employees, whom we call “associates.” None of our associates are represented by a union or covered by a collective bargaining agreement. We believe that we provide our associates with compensation and benefits that are competitive with industry standards. Our relations with our associates are good, and our corporate culture is very important to us.

Facilities

Our principal offices are located at 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319, and our telephone number at that address is (404) 303-4000. At that location, we lease approximately 146,358 square feet of space from an unaffiliated third party. In addition, we lease space for an operations center and 19 separate stores, including three opened in early 2004. The largest store is our North Broward Store located in Deerfield Beach, Florida which occupies approximately 20,000 rentable square feet, and none of our stores, individually, represents a material expense to our operations. We also lease two small satellite sales offices. If we are forced for any reason to vacate any of our facilities due to lease expirations or any other reasons, we believe that equally suitable alternative locations are available on equally favorable terms in all of our branch and satellite locations where we currently do business. We also maintained 126 realtor store-in-store locations as of September 30, 2004.

We believe our properties are adequately covered by insurance.

Legal Proceedings

The nature of our business, requiring compliance with various state and federal lending laws, exposes us to a variety of legal proceedings and matters in the ordinary course of our business, primarily related to foreclosures, bankruptcies, condemnation and quiet title actions, and alleged statutory and regulatory violations. We are also subject to legal proceedings from time to time related to employee and employment issues. We presently believe that all of these proceedings to which we presently are subject, taken as a whole, will not have a material adverse effect on our financial condition or results of operations.

Management

Directors and Executive Officers

The table below sets forth the names, ages and positions of our directors and executive officers as of January 31, 2005. Our directors serve one-year terms until their successors are elected and qualified, and except as noted each director of HomeBanc Corp. has served in such position since March 2004. Our executive officers are selected annually. Each of the executive officers listed below holds the title(s) listed by his or her name with each of HomeBanc Corp. and HBMC except as otherwise indicated.

Name	Age	Title
Patrick S. Flood	43	Chairman, Chief Executive Officer and Director

Kevin D. Race	44	President, Chief Operating Officer, Chief Financial Officer of HomeBanc Corp. and Director
John C. “Jack” Alexander, III	53	Director
Glenn T. Austin, Jr.	56	Director
Edgar D. Jannotta, Jr.	44	Director
Warren Y. Jobe	64	Director
Kenneth D. Rardin	54	Director
Daniel L. Timm	44	Director
Robert C. Bennett	50	Executive Vice President and Chief Information Officer
Dr. Paul Lopez	51	Executive Vice President of Business Development
Charles W. McGuire	54	Executive Vice President, General Counsel and Secretary
Dr. D. “Ike” Reighard	54	Executive Vice President and Chief People Officer
Debra F. Watkins	47	Executive Vice President of Capital Markets
Nicolas V. Chater	51	Executive Vice President, Deputy Chief Financial Officer of HomeBanc Corp., and Chief Financial Officer of HBMC
William A. Cary	41	Executive Vice President and Director of Operations
J. Michael Barber	37	Senior Vice President and Chief Accounting Officer
James L. Krakau	53	Senior Vice President and Treasurer
John Kubiak	43	Senior Vice President and Chief Investment Officer

Patrick S. Flood is our Chairman, Chief Executive Officer and a director and has served in those capacities at HBMC since March 2000. Mr. Flood has been with HBMC and its predecessor organizations since 1985. In 1995, Mr. Flood became President of the HBMC division of First Tennessee Bank’s mortgage banking subsidiary. Mr. Flood has over 19 years of mortgage banking experience. His responsibilities include leading and supporting the executive operating committee, providing executive directives and core strategies and communicating operating plans and results to the board of directors. Mr. Flood received his Bachelor’s Degree in Communications from Winthrop University in 1985.

Kevin D. Race is President, Chief Operating Officer, Chief Financial Officer and a director of HomeBanc Corp. Mr. Race joined HBMC as President and Chief Operating Officer in April 2002 and became a director of HBMC in April 2003, and has served in these capacities since then. Mr. Race also became the Chief Financial Officer of HomeBanc Corp. effective September 1, 2004. Prior to joining HBMC, Mr. Race served as President and Chief Operating Officer of HomeSide Lending, Inc., a mortgage servicing company located in Jacksonville Florida, from 1996 to September 2001. From 1989 to 1996, Mr. Race was President and Chief Financial Officer of Fleet Mortgage Group, another mortgage servicing company. Prior to serving as President and Chief

Financial Officer of Fleet Mortgage Group, Mr. Race worked in the capital markets group of Fleet Mortgage’s parent company, Fleet Financial Group, where he was responsible for managing the mortgage-backed securities investment portfolio. In that capacity, Mr. Race also managed Fleet Financial’s non-conforming securitization transactions, and served as a member of Fleet Financial Group’s asset liability committee. From 1985 to 1989, Mr. Race worked in the investment bank subsidiary of Citicorp in New York City and was responsible for CMO/REMIC structuring, distribution and trading. Mr. Race received an Economics and Finance Degree from Trinity University in 1982. Mr. Race has been named as a defendant in a putative class action commenced in August 2003, In re National Australia Bank Securities Litigation, No. 03CV6537, which is pending in federal court in the Southern District of New York. The complaint alleges, among other things, that National Australia Bank, and its subsidiary, HomeSide Lending, their chief executive officers, Mr. Race and one other executive officer of HomeSide Lending violated the antifraud provisions of the federal securities laws relating to those companies’ valuation of mortgage servicing rights. All defendants have filed motions to dismiss the complaint, and these motions are pending.

John C. “Jack” Alexander, III became a director in September 2004. Mr. Alexander is Chairman and Chief Executive Officer of Geronimo Funds. Geronimo Funds started operations in May 2002 and provides commercial real estate acquisition, brokerage and asset management services in the hospitality real estate market (Geronimo Realty); provides commercial real estate mortgage brokerage services (Geronimo Capital); and aggregates capital from organizations and individuals for the purpose of relieving distress and oppression globally. Prior to forming Geronimo Funds, Mr. Alexander served as Executive Vice President and Chairman of BCD Holdings, a company that focuses on the international travel and financial services industries, from 2001 to 2002 and served as Chief Executive Officer and partner with World Travel Partners, a company focused on managing travel programs for businesses, from 1988 to 2001. Mr. Alexander, a Certified Public Accountant, received a degree in accounting from Duke University in 1973.

Glenn T. Austin, Jr. is a director. Mr. Austin became a director of HBMC in October 2003. Mr. Austin retired from Fannie Mae in May 2003 after 21 years of service with that company. At Fannie Mae, Mr. Austin headed the Southeastern Regional Office as Senior Vice President. Before joining Fannie Mae, Mr. Austin was with PMI Mortgage Insurance Company as a Senior Vice President in charge of field operations. Mr. Austin presently is a member of the board of directors of Triad Guaranty, Inc., a provider of mortgage-related insurance products. Mr. Austin holds a B.B.A. degree in Marketing from the University of Georgia.

Edgar D. Jannotta, Jr. is a director. Mr. Jannotta became a director of HBMC in March 2000. Mr. Jannotta is a Senior Principal at GTCR, which he rejoined in April 1998 after spending over nine years with William Blair Capital Partners where he was a Managing Director. He began his investment career as an associate with GTCR from 1985 through 1988. Mr. Jannotta holds an B.A., cum laude, from Princeton University in Politics and an M.B.A. from Harvard University. Mr. Jannotta also is a director of Ovation Pharmaceuticals, Inc., a speciality pharmaceuticals company, Morton Grove Pharmaceuticals, Inc., a manufacturer of generic liquid pharmaceuticals, and Trans Healthcare, Inc., a company that consolidates health care businesses.

Warren Y. Jobe became a director in August 2004. Mr. Jobe served as Executive Vice President at Georgia Power Company and as Senior Vice President of corporate development at the Southern Company, holding those positions from 1998 to June 2001, when he retired. From 1982 to 1998, Mr. Jobe served as Executive Vice President and Chief Financial Officer at Georgia Power. In all, he has worked for the Southern Company or one of its subsidiaries since 1971. Mr. Jobe presently is a member of the board of directors of WellPoint Health Networks, Inc., a provider of health care benefits, and UniSource Energy Corporation, a holding company for gas and electric service providers, and is Chairman of the Board of Trustees of Oglethorpe University. Mr. Jobe also serves as a member of the Board of Trustees of STI Classic Funds, a family of mutual funds. Mr. Jobe holds a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill and is a graduate of the Advanced Management Program of the Harvard Business School. Mr. Jobe is a Certified Public Accountant in Georgia and North Carolina, and is a member of the Georgia Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Kenneth D. Rardin is a director. Mr. Rardin became a director of HBMC in March 2000. Mr. Rardin is the Chairman and Chief Executive Officer of Park City Solutions, a provider of health care information technology software. Previously Mr. Rardin was the Managing Partner of Rardin Capital Management, a technology and financial consulting company from 2001 to October 2004. From 2000 to 2001, Mr. Rardin was a consultant and Chairman of the Board of Paragon Solutions, Inc., an onshore/offshore software development outsourcing company. From its formation in 1992 until it was acquired in 1998, Mr. Rardin was the founder, Chairman and Chief Executive Officer of IMNET Systems, Inc., a multi-national healthcare information technology company.

Daniel L. Timm is a director. Mr. Timm became a director of HBMC in April 2002. Mr. Timm joined GTCR in 2000 as a Principal. He was previously Chief Financial Officer of Chatham Technologies, a contract electronics manufacturer, and President of the Bruss Company, a food processor. Mr. Timm holds an M.B.A. from the University of Chicago, earned a B.S., with highest honors, from the University of Illinois, and is a certified public accountant. Mr. Timm also serves as a director of NCP Solutions, a document services company, VeriFone, Inc., a supplier of electronic payment equipment, and Wallace Theaters, a movie theater management company.

Robert C. Bennett is an Executive Vice President and our Chief Information Officer. Mr. Bennett joined a predecessor of HBMC as Executive Vice President and Chief Information Officer in 1998, and he currently holds these positions with HBMC. His primary business responsibilities have included planning and implementing our technology strategies, including infrastructure, e-business and production fulfillment. Prior to joining HBMC’s predecessor, Mr. Bennett worked at BellSouth Corporation from 1981 to 1998, where he served in several leadership positions in the marketing and technology business units, including serving as Chief Information Officer for the Small Business Division from 1994 to 1998. He received an executive M.B.A. from Duke University in 1996 and a Bachelor’s Degree in English Literature from Ohio University in 1976.

Dr. Paul Lopez is our Executive Vice President of Business Development. Dr. Lopez assumed the role of Executive Vice President of Business Development at HBMC in 2001 and continues to serve in that capacity. His role consists of growing sales through new and established stores and building marketing alliances with builders and realtors. Prior to joining HBMC, Dr. Lopez was in field and general management at IBM, Xerox, Moore USA and LPI Enterprises from 1978 through 1999. Dr. Lopez received his doctoral degree in business administration from Louisiana Tech University in 1984 and his M.B.A. from the Queen’s University of Belfast (Ireland) in 1974.

Charles W. McGuire is an Executive Vice President, and our General Counsel and Secretary. Mr. McGuire joined HBMC in 2000 as General Counsel and continues to serve in that capacity. Mr. McGuire has 20 years of experience in the mortgage banking industry and provides legal representation, analysis and advice on all legal affairs for HBMC. Prior to joining HBMC, Mr. McGuire worked with First Horizon Home Loan Corporation, and its predecessors in interest, from 1984 to 2000 as its Senior Vice President, Counsel and Secretary, where he provided in-house counsel on all legal matters and contractual issues. Mr. McGuire earned his J.D. from the University of Baltimore in 1976 and a B.S. from St. Peter’s College in 1972.

Dr. D. “Ike” Reighard is an Executive Vice President and our Chief People Officer. Dr. Reighard joined HBMC in December 2002 as Executive Vice President and Chief People Officer and continues to serve in that capacity. His responsibilities include the recruitment, retention, training and organizational development for HBMC. Prior to joining HBMC, Dr. Reighard was a human capital management consultant for two years and was the Senior Pastor of Northstar Church in Atlanta, Georgia from January 1997 to December 2002, where he remains as Founding Pastor. He was Senior Pastor of New Hope Baptist Church in Fayetteville, Georgia from 1976 to 1996. Dr. Reighard earned a Doctor of Ministry and Master’s of Divinity from Luther Rice Seminary in 1980 and 1978, respectively, and a Bachelor’s Degree from Mercer University in 1974.

Debra F. Watkins is our Executive Vice President of Capital Markets. Ms. Watkins joined HBMC in March 2002 as the Senior Vice President of Strategic Planning and Special Projects. She assumed her current role for HBMC in July 2002 and was appointed Executive Vice President in March 2003. Her responsibilities include securitization of the held for investment assets, interest rate risk management, product development and management, post-closing operations, servicing and, until October 2003, treasury. Prior to joining HBMC, Ms. Watkins spent 18 years with HomeSide Lending, Inc. as Senior Vice President, with various responsibilities including developing and implementing treasury and capital markets operations and directing complex strategic operational and technological projects.

Nicolas V. Chater is an Executive Vice President and Deputy Chief Financial Officer of HomeBanc Corp. and is Chief Financial Officer of HBMC. Mr. Chater joined us in June 2004. Mr. Chater was an Information Technology and Management Consultant with Cap Gemini Ernst & Young from 1996 until December 2003. Prior to joining Cap Gemini Ernst & Young, Mr. Chater spent ten years as joint managing director of CDC Bourse in Paris, France. Mr. Chater received a Master of Arts degree in Modern History from Oxford University in 1975.

William A. Cary is an Executive Vice President and our Director of Operations. Mr. Cary joined HBMC in late 2002 as Senior Vice President of Operations overseeing production operations in HBMC’s Georgia and North Carolina territories. He assumed his current role in August 2004 and was appointed Executive Vice President in January 2005. He is responsible for all store operations of HBMC, including underwriting, processing and closing. Prior to joining HBMC, Mr. Cary worked as a senior vice president and director of branch retail operations with CitiMortgage.

J. Michael Barber is a Senior Vice President and our Chief Accounting Officer. Mr. Barber joined us in September 2004 and previously served as Senior Vice President/ Manager of Accounting Policy and Reporting with Union Planters Corp., a bank holding company, from 2001 to August 2004. From 1987 to 2001, Mr. Barber worked with PricewaterhouseCoopers LLP, where he was a Senior Manager in that organization’s banking practice. Mr. Barber received his B.B.A. in Accounting from the University of Memphis in 1989.

James L. Krakau is a Senior Vice President and our Treasurer. Mr. Krakau joined HBMC in 2003 as Senior Vice President and Treasurer and continues to serve in that capacity. Mr. Krakau directs the management of credit lines and maintains treasury accountability for HBMC. Prior to joining HBMC, Mr. Krakau was Senior Vice President and Treasurer of HomeSide Lending, Inc. from 1996 to 2002 and of National Americas Investment, Inc. from 2002 to 2003, where his roles consisted of managing the ownership transition and the treasury function. From 1992 to 1996, he was Vice President, Treasurer and Director of Risk Management for Fleet Mortgage. He earned his M.B.A. from the University of St. Thomas in 1984 and a B.S. from the University of Minnesota in 1976.

John Kubiak is a Senior Vice President and our Chief Investment Officer. Prior to joining us in October 2004, Mr. Kubiak served as Senior Vice President and Director of Capital Markets at Union Planters Corp., a bank holding company, since 2001. Prior to joining Union Planters Corp., Mr. Kubiak served for 11 years in various capacities at PNC Financial Services, a bank holding company, in Pittsburgh, Pennsylvania. Mr. Kubiak received his Bachelor of Science degree in civil engineering in 1983 and his M.B.A. in 1987, both from the University of Pittsburgh.

Our Board of Directors

Our board of directors consists of eight directors, three of whom are independent directors under requirements imposed by the Securities and Exchange Commission and the New York Stock Exchange. Our authorized number of directors may be changed by resolution of the board of directors.

Board Committees

Audit Committee.    Our audit committee is comprised of Messrs. Alexander, Jobe and Timm. The audit committee assists the board of directors in its general oversight of our financial reporting, internal controls and audit functions. We have adopted an audit committee charter defining this committee’s primary duties, which include, among other things:

•	monitoring and assessing our compliance with legal and regulatory requirements, our financial reporting process and related internal control systems and the general oversight of our internal audit function;

•	overseeing the services provided by our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of our outside auditors, who report directly to the audit committee;

•	providing an open means of communication among our outside auditors, financial and senior management, our internal audit department and our board of directors;

•	resolving any disagreements between our management and our independent auditors regarding our financial reporting;

•	meeting periodically with our senior executives, internal auditors and independent auditors; and

•	preparing the audit committee report for inclusion in our annual proxy statement for our annual shareholder meeting.

Our audit committee charter mandates that our audit committee pre-approve, to the extent required by applicable law, all audit, audit-related, tax and other services conducted by our independent auditors.

Compensation Committee.    Our compensation committee is comprised of Messrs. Alexander, Austin and Jobe. We have adopted a compensation committee charter defining the committee’s principal duties and responsibilities, which include, among other things:

•	establishing guidelines and standards for determining the compensation of our executive officers;

•	evaluating the performance of our chief executive officer;

•	reviewing our executive compensation strategy and recommending to our board of directors improvements to our compensation policies;

•	determining and approving our chief executive officer’s compensation level and reviewing and approving compensation levels for our other executive officers;

•	administering our equity-based and incentive plans; and

•	preparing a report on executive compensation for inclusion in our annual proxy statement for our annual meeting of shareholders.

Nominating and Governance Committee.    Our nominating and governance committee is comprised of Messrs. Austin, Jannotta and Jobe. We have adopted a charter defining the committee’s principal duties and responsibilities, which include, among other things:

•	establishing and periodically reviewing minimum qualification and selection criteria to be used for screening candidates for service on our board of directors;

•	identifying and evaluating individuals qualified to become members of our board of directors and recommending director candidates for consideration by our board of directors or shareholders;

•	considering and making recommendations to our board of directors regarding board size and composition, committee composition and structure and procedures affecting directors;

•	developing, establishing and periodically reviewing our corporate governance principles and guidelines; and

•	overseeing the annual evaluation of management, our board of directors and the committees of the board of directors.

Investment and Risk Management Committee.    Our investment and risk management committee is comprised of Messrs. Alexander, Austin, Race and Rardin. The committee’s principal duties and responsibilities, include, among other things:

•	approving our investment parameters and policies and procedures;

•	approving our asset/liability policy and other risk management policies, including policies for derivatives;

•	reviewing periodically our investment and risk positions, the general interest rate outlook and the anticipated effects of changes in interest rates on mortgage production, our product mix and our financial condition; and

•	assisting the audit committee in its risk assessment process.

Director Compensation

Any member of our board of directors who is also our employee does not receive additional compensation for serving on our board of directors. Our non-employee directors receive an annual retainer of $50,000, payable in monthly installments. Additional annual retainers are paid to committee chairpersons and members of the audit committee as follows: chair of compensation committee: $10,000; chair of nominating and governance committee: $10,000; and members of the audit committee: $5,000. We pay an additional annual fee in the amount of

$25,000 to our audit committee chair and an additional annual fee of $10,000 to our investment and risk management committee chair to reflect the experience and time commitment required of such positions. Annual service for this purpose relates to the approximate 12-month periods between annual meetings of our shareholders. A prorated annual retainer is paid to any person who becomes a non-employee director other than on an annual meeting date, or who becomes a committee chair or a member of the audit committee on a date other than the beginning of a plan year. We also pay our non-employee directors a fee of $1,000 for attending a board meeting, plus reasonable reimbursement of travel expenses in connection with attending meetings of our board and its committees.

In addition to cash compensation, each non-employee director receives, upon becoming a director prior to the 2005 annual meeting of shareholders, an initial award of restricted stock units determined by dividing $25,000 by the fair market value of our common stock on the date of grant. On the day following each annual meeting of our shareholders, beginning in 2005, each non-employee director then in office will receive an award of restricted stock units determined by dividing $25,000 by the fair market value of our common stock on the date of grant. Restricted stock units vest and become non-forfeitable on a prorated monthly basis over the first twelve months following the date of grant, or sooner in the event that the holder’s service as a director is terminated due to his or her death, disability, retirement or failure to be re-nominated or re-elected to the board, or if his or her service as a director is terminated without cause within two years following a change of control of our company. Vested restricted stock units are converted into actual shares of common stock on the day that a non-employee director ceases to serve as a director of our company. Dividend equivalents are converted to additional restricted stock units, which are subject to the same restrictions, terms and conditions as the original restricted stock units to which they relate. All restricted stock units granted to our non-employee directors are granted pursuant to our Amended and Restated 2004 Long-Term Incentive Plan, or “LTIP,” and are governed by the terms of such plan.

Executive Compensation

Summary Compensation Table

The following table sets forth the total annual compensation earned during the fiscal years ended December 31, 2003 and 2004 by our Chief Executive Officer and our next five most highly compensated executive officers, four of whom were serving as executive officers as of December 31, 2004, whom we collectively refer to as the “named executive officers.”

	Annual Compensation						Long-Term Compensation
Name and Principal Occupation	Year	Salary		Bonus(1)	Other Annual Compensation(2)		Restricted Stock Awards(3)		Securities Underlying Options/ SARs		All Other Compensation
Patrick S. Flood	2004	$921,068	(4)	$400,000	$—		$1,630,000		250,000		$—
Chairman and Chief Executive Officer	2003	825,491		—	—		—		—		—
Kevin D. Race President, Chief Operating Officer and Chief Financial Officer of HomeBanc Corp.(5)	2004 2003	571,602 499,100	(6)	250,000 —	— —		733,500 —		140,000 —		— —
Steven R. McClellan	2004	200,000		67,500	—		122,250	(9)	25,000	(9)	168,485	(9)
Former Executive Vice President and Chief Financial Officer(7)	2003	308,354		—	71,276	(8)	—		—		—
Dr. D. “Ike” Reighard	2004	265,655		112,500	—		122,250		25,000		—
Executive Vice President and Chief People Officer	2003	284,250		—	—				—		—
Dr. Paul Lopez	2004	262,192		54,500	—		122,250		25,000		—
Executive Vice President of Business Development	2003	279,563		—	—		—		—		—
Debra F. Watkins	2004	211,683		75,000	—		122,250		25,000		—
Executive Vice President of Capital Markets	2003	175,125		150,000	—		—		—		—

(1)	Bonus amounts for 2004 reflect retention bonuses paid to the named executive officers on June 30, 2004 in connection with our initial public offering. Annual compensation bonuses for 2004 have not yet been determined. Bonus amounts are generally determined by the compensation committee of the Board of Directors and will be awarded in the first quarter of 2005. Bonus amounts will be determined based upon market data and achievement of individual company metrics established for each executive officer during 2004 and may consist of cash bonuses as well as additional equity awards, all at the discretion of the compensation committee.
(2)	Other annual compensation has not been finally determined for 2004.
(3)	Restricted stock units, or “RSUs,” vest in four equal annual installments beginning on July 14, 2005, and convert to shares of our common stock on a one-for-one basis on the vesting date. Dividend equivalents on the RSUs are converted into additional RSUs. The dollar values of the RSUs shown above are based upon $8.15, the closing price of our common stock on the NYSE on July 14, 2004, which is the date of grant. The RSUs and the SARs have been granted with tandem dividend equivalent rights in the form of RSUs, based on the closing price of our common stock on the last trading day before the dividend payment date. On November 30, 2004, we paid a cash dividend of $0.12 per share, and as a result, Mr. Flood received 2,667 RSUs, Mr. Race received 1,200 RSUs, and each of Drs. Reighard and Lopez and Ms. Watkins received 200 RSUs, each with respect to their existing RSUs and SARs. As of December 31, 2004 and based on a closing price of $9.68 per share on that date, Mr. Flood held 202,667 RSUs valued at $1,961,817; Mr. Race held 91,200 RSUs valued at $882,816; and Drs. Reighard and Lopez and Ms. Watkins each held 15,200 RSUs valued at $147,136.
(4)	Includes $83,733 of salary that has been deferred for payment in future years.
(5)	Mr. Race became our Chief Financial Officer on September 1, 2004. He is not the Chief Financial Officer of HBMC.
(6)	Includes $25,000 of salary that has been deferred for payment in future years.
(7)	Mr. McClellan, our former Executive Vice President and Chief Financial Officer, resigned effective August 31, 2004.

(8)	Consists of country club initiation fee and dues as well as relocation expense reimbursement of $11,036.
(9)	In connection with his resignation, Mr. McClellan forfeited all his RSUs and SARs. In 2004, Mr. McClellan received $24,737 of previously deferred compensation and $143,748 of compensation for his services as a consultant to us following his resignation.

Option/SAR Grants in Last Fiscal Year

The following table is a summary of all stock appreciation rights, or “SARs,” granted to the named executive officers during the fiscal year ended December 31, 2004:

Name	SARs Granted(1)	% of Total SARs Granted to Employees in Fiscal Year	Base Price ($/Share)	Expiration Date	Potential realizable Value At Assumed Annual Rates of Stock Price Appreciation For SAR Term(2)
					5%	10%
Patrick S. Flood	250,000	19.72%	$7.50	7/14/2014	$1,180,000	$2,987,500
Kevin D. Race	140,000	11.04	7.50	7/14/2014	660,800	1,637,000
Steven R. McClellan(3)	25,000	2.00	7.50	7/14/2014	—	—
Dr. D. “Ike” Reighard	25,000	2.00	7.50	7/14/2014	118,000	298,750
Dr. Paul Lopez	25,000	2.00	7.50	7/14/2014	118,000	298,750
Debra F. Watkins	25,000	2.00	7.50	7/14/2014	118,000	298,750

(1)	The SARs were granted on July 14, 2004 with a base price equal to the initial public offering price of our common stock. Twenty-five percent of the SARs will vest on each of the first four anniversaries of the grant date.
(2)	Amounts represent hypothetical gains that could be achieved for the respective SARs at the end of the SAR term, which is ten years for all SARs listed. The assumed 5% and 10% rates of stock appreciation are mandated by the rules of the SEC and may not accurately reflect the appreciation of the price of our common stock from the grant date until the end of the SAR term. These assumptions are not intended to forecast future price appreciation of our common stock.
(3)	Mr. McClellan, our former Executive Vice President and Chief Financial Officer, resigned effective August 31, 2004. In connection with his resignation, Mr. McClellan forfeited the 25,000 SARs held by him at that time.

Fiscal Year-End SAR Values

The following table presents the value of unexercised SARs held by the named executive officers as of December 31, 2004:

	Number of Securities Underlying Unexercised SARs Held at December 31, 2004		Value of Unexercised In-the-Money SARs Held at December 31, 2004(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Patrick S. Flood	0	250,000	0	$545,000
Kevin D. Race	0	140,000	0	305,200
Steven R. McClellan(2)	0	0	0	0
Dr. D. “Ike” Reighard	0	25,000	0	54,500
Dr. Paul Lopez	0	25,000	0	54,500
Debra F. Watkins	0	25,000	0	54,500

(1)	Represents the fair market value of our common stock as of December 31, 2004, less the base price of the SARs.
(2)	Mr. McClellan, our former Executive Vice President and Chief Financial Officer, resigned effective August 31, 2004. In connection with his resignation, Mr. McClellan forfeited the 25,000 SARs held by him at that time.

Retention Bonus Agreements

Given the extraordinary efforts required of our named executive officers and certain other officers and the numerous changes required by our initial public offering and the reorganization, we entered into agreements with our named executive officers and certain other officers to pay retention bonuses. Pursuant to these agreements, each recipient received a bonus on April 1, 2004 which vested and became non-forfeitable on June 30, 2004. The retention bonus amounts paid to our named executive officers were $400,000 for Mr. Flood; $250,000 for Mr. Race; $54,500 for Dr. Lopez; $67,500 for Mr. McClellan; $112,500 for Dr. Reighard; and $75,000 for Ms. Watkins. The total amount of retention bonuses for all officers as a group was $1,234,500.

Stock And Benefit Plans

2004 Long-Term Incentive Plan

We maintain the 2004 Amended and Restated Long-Term Incentive Plan, or “LTIP,” an equity-based incentive plan that was adopted by our board of directors, and approved by our shareholders. The LTIP is intended to promote our success and enhance our value by linking the personal interests of our associates, directors and consultants to those of our shareholders, and by providing such persons with an incentive for outstanding performance.

The LTIP authorizes the granting of awards to associates, officers and consultants in the following forms:

•	options to purchase shares of our common stock, which may be non-qualified stock options or incentive stock options under the Code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock and restricted stock units, which are subject to restrictions on transferability and subject to forfeiture on terms set by the compensation committee;

•	dividend equivalents, which entitle the participant to payments equal to any dividends or distributions paid on the shares of stock underlying an award; and

•	other stock-based awards in the discretion of the compensation committee, including unrestricted stock grants.

The number of shares of common stock reserved for issuance under the LTIP is 3.3 million shares. In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the plan’s share limit.

In the event of a corporate transaction involving us (including any stock dividend, stock split, merger, spin-off or related transaction), the share authorization limits of the LTIP will be adjusted proportionately, and the compensation committee may adjust outstanding awards to preserve their benefits or potential benefits.

The LTIP is administered by our compensation committee. The compensation committee has the authority to:

•	designate participants;

•	determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards;

•	establish, adopt or revise any rules and regulations to administer the plan; and

•	make all other decisions and determinations that may be required under the plan.

Our board of directors may at any time administer this plan. If so, it will have all the powers of the compensation committee.

All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the compensation committee.

Under section 162(m) of the Code, a public company generally may not deduct annual compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our shareholders in 2008, or until the LTIP is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our shareholders.

Unless otherwise provided in an award certificate, upon the death, disability or retirement of a participant, all of his or her outstanding awards under the LTIP will become fully vested. In addition, an award certificate or plan document may provide that all of a participant’s outstanding awards under the plan will become fully vested upon the occurrence of a specified future event, including but not limited to a change in control of our company or the participant’s employment being terminated in connection with a change in control of our company. The compensation committee may in its discretion accelerate the vesting of an award at any other time and may discriminate among participants or among awards in exercising its discretion.

Our board of directors or the compensation committee may at any time terminate or amend the LTIP, but any amendment would be subject to shareholder approval if, in the reasonable judgment of the board of directors or the compensation committee, the amendment would:

•	materially increase the number of shares available under the plan;

•	expand the types of awards available under the plan;

•	materially extend the term of the plan; or

•	otherwise constitute a material change requiring shareholder approval under applicable laws or the applicable requirements of the New York Stock Exchange.

No termination or amendment of the plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The compensation committee may amend or terminate outstanding awards, but those amendments may require the consent of the participant and, unless approved by our shareholders or otherwise permitted by the antidilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

Substantially all of our employees, officers and directors are eligible to participate in the plan. Any awards are made at the discretion of the compensation committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the LTIP in the future.

Stock Appreciation Rights

HomeBanc Corp. grants stock appreciation rights, or “SARs,” that are settled in common stock. A SAR entitles the grantee to a payment equal to the appreciation in value of the underlying stock over a specified time, subject to the satisfaction of vesting requirements. For example, the base price of a HomeBanc Corp. SAR is equal to the fair market value of one share of our common stock on the grant date. The grantee will be entitled to a payment upon exercise of the SAR equal to the excess, if any, of the fair market value of our stock at the exercise date over the base price (the “spread”), times the number of SARs being exercised. That payment will be made in the form of common stock having a value equal to the aggregate spread on the SARs.

HomeBanc Corp. SARs may be granted with tandem dividend equivalent rights in the form of restricted stock units, or “RSUs,” that are converted to shares when the SAR is exercised. The dollar amount of any dividends will be converted to RSUs based on the stock price at the dividend payment date and such RSUs will be credited to the account of the SAR holder. When the SAR is exercised, the value of the accumulated RSUs (based on the stock price at the time of exercise) will be added to the SAR spread, and the total value (if positive) will be converted to shares of our common stock to be delivered to the grantee.

Restricted Stock Units

HomeBanc Corp. also grants stand-alone RSUs as incentive awards. RSUs represent the right to receive shares of our common stock in the future, subject to the satisfaction of vesting requirements. Until the RSUs are settled and stock is delivered, the grantee does not own actual shares of stock and, therefore, does not have voting rights or receive dividends. RSUs may be granted with tandem dividend equivalent rights, such that the dollar amount of any dividends would be converted to additional RSUs based on the stock price at the dividend payment date and credited to the account of the grantee. Such additional RSUs received as dividend equivalents are subject to the same forfeiture and transfer restrictions and payment terms as apply to the underlying RSUs. The RSUs previously granted were granted with tandem dividend equivalent rights and we expect that future grants of RSUs will be granted with tandem dividend equivalent rights.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan that was adopted by HBMC effective as of January 1, 2003. The Deferred Compensation Plan allows a select group of management or highly compensated employees to defer the payment of current compensation to future years for tax and financial planning purposes. Each participating associate may elect to defer up to 75% of his or her base salary and up to 100% of bonus. Deferred amounts are credited to each participant’s account, which is indexed to one or more investment alternatives chosen by each participant from a range of alternatives available under the plan. Each participant’s account is adjusted to reflect the investment performance of the selected investments. Benefits under the plan are payable in cash and generally will be paid in either a lump-sum or in annual installments over a certain term upon retirement, death or other termination of employment, as elected by the participant. A participant may also elect to receive some or all of the deferred amounts and related earnings pursuant to an in-service distribution.

The Deferred Compensation Plan is administered by HBMC’s board of directors. The plan may be amended or terminated at any time by HBMC’s board of directors, provided that such amendment or termination does not cancel, reduce or otherwise adversely affect the amount of benefits of any participant accrued as of the date of such amendment or termination, without the consent of the participant.

401(k) Plan

We maintain the HomeBanc Mortgage Corporation Savings Plan, which is a tax-qualified, defined contribution plan subject to regulation under ERISA. Immediately upon beginning work with

HomeBanc, associate participants may elect to contribute up to 15% of their total compensation to the plan on a pre-tax basis and up to 10% on an after-tax basis. The participant’s total combined pre-tax and after-tax contributions, however, may not exceed 20% of his or her compensation. Earnings include base salary and any other amounts included in gross income, including pre-tax contributions under this plan.

Participants are eligible to receive qualified non-elective contributions and discretionary profit-sharing contributions from the employer upon their initial participation in the plan. Each year, we may determine whether to make a discretionary profit-sharing contribution to each participant’s account. Participants may only receive a profit-sharing contribution if they work more than 1,000 hours during the plan year and are employed by HomeBanc or a related company on the last day of the plan year.

After one year of service, a participant is eligible to begin receiving employer matching contributions. Each pay period, we may determine whether to declare an employer matching contribution. A participant generally vests in his employer matching contributions and profit-sharing contributions on a 4-year graded schedule.

Before a participant terminates employment, a participant’s vested pre-tax account generally is payable after age 59 1/2, in the event of a hardship, or as a loan. A participant’s vested account is also payable at termination of employment in the form of a lump sum, installment payments or annuity contracts. Participants may invest their own contributions and employer-matching contributions in various investment options offered under the plan, including HomeBanc Corp. common stock. The investment fund within the plan that consists of HomeBanc Corp. common stock will be designed as an employee stock ownership plan under ERISA and the Code.

Employment Agreements

We have entered into employment agreements with Messrs. Flood and Race and Drs. Reighard and Lopez that include the terms described below. We currently do not have an employment agreement with Ms. Watkins.

Term.    The named executive officers’ employment agreements are for an initial term extending until June 30, 2007, in the case of Messrs. Flood and Race, and June 30, 2006, in the case of Drs. Reighard and Lopez. Beginning on June 30, 2005, and on each June 30 thereafter, each of the agreements will be automatically extended for an additional one-year period, but either our company or the executive officer may cause the agreement to cease to extend automatically by giving notice to the other party at least 90 days prior to any June 30 renewal date.

Salary and Benefits.    Under the terms of the employment agreements, each of the named executive officers is entitled to a base annual salary (subject to annual review and increases for merit performance) and is entitled to participate in all incentive, savings, retirement and welfare benefit plans generally made available to our senior management personnel. The initial annual salaries of the named executive officers are as follows: Mr. Flood-$875,000; Mr. Race-$600,000; Dr. Reighard-$275,000; and Dr. Lopez-$275,000. Each of the named executive officers is entitled to participate in our executive bonus plan, pursuant to which he will have an opportunity to earn an annual cash bonus based upon achievement of performance goals established by the compensation committee of our board of directors. For Messrs. Flood and Race, the target annual cash bonus will be no less than 75% of their annual base salary. In addition, each of the named executive officers is entitled to fringe benefits generally made available to our senior management personnel, including an automobile allowance, and in the case of Messrs. Flood and

Race, the provision of a leased automobile, reimbursement of up to $5,000 per year for club dues and up to $3,000 for the cost of an annual physical examination.

Termination.    The employment agreements may be terminated by us at any time with or without “cause” (as defined therein), or by the executive with or without “good reason” (as defined therein). The agreements also terminate upon the death, disability or retirement of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below.

If a named executive officer is terminated without cause or resigns for good reason, he will be entitled to unpaid base salary, prorated annual bonus and accrued benefits through the termination date, plus a severance amount equal to two times his base salary and the greater of his average annual bonus earned for the two fiscal years preceding the termination or his target annual bonus for the year of termination (or 2.5 times if such termination follows within two years of a change of control, as defined therein), in the case of Messrs. Flood and Race, or one times his base salary and the greater of his average annual bonus earned for the two fiscal years preceding the termination or his target annual bonus (or 1.5 times if such termination follows within two years of a change of control), in the case of Drs. Reighard and Lopez. We will also provide the executive with (1) welfare benefit plan coverage following such termination for two years (or 2.5 years if such termination follows within two years of a change of control), in the case of Messrs. Flood and Race, or one year (or 1.5 years if such termination follows within two years of a change of control), in the case of Drs. Reighard and Lopez, and (2) outplacement services for a period of one year. In addition, if a named executive officer is terminated without cause or resigns for good reason, all stock options and other equity awards will become immediately vested and exercisable.

If any of the named executive officers is terminated for cause or if he resigns without good reason, he will be entitled to his accrued salary and benefits through the date of termination. If his employment is terminated by reason of his death, disability or retirement, he (or his estate, as applicable) will be entitled to his accrued salary, a prorated target bonus, and any accrued benefits and disability or retirement benefits that may apply.

Each of the employment agreements provides that the executive officer will be entitled to a tax gross-up payment from us to cover any excise tax liability he may incur as a result of payments or benefits, but such gross-up payment will be made only if the after-tax benefit to the executive of such tax gross-up is at least $50,000. If not, the benefits would be reduced to an amount that would not trigger the excise tax.

Restrictive Covenants.    Each named executive officer has agreed in his employment agreement not to disclose confidential information or compete with us, and not to solicit our customers or recruit our employees, for a period of 24 months following the termination of his employment (or for a period of 12 months if such termination follows within two years of a change of control), in the case of Messrs. Flood and Race, or for a period of 12 months following the termination of his employment, in the case of Drs. Reighard and Lopez.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Messrs. Alexander, Austin and Jobe, each an independent director. None of our executive officers serves as a member of the board of directors or compensation committee, or similar committee, of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Principal shareholders

In connection with our reorganization, HomeBanc Corp. issued 6,751,107 shares of its common stock to HBMC Holdings in exchange for all of the outstanding shares of the common stock of Abetterwayhome Corp. Prior to the closing of our initial public offering, HBMC Holdings distributed, on a pro rata basis based on the number of preferred units held, 6,101,677 shares of our common stock to the holders of HBMC Holdings’ preferred units. HBMC Holdings retained, and continues to hold, 649,430 shares of our common stock, which, if and when distributed, would be distributed, on a pro rata basis based on the number of common units held, to the holders of HBMC Holdings’ common units.

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 30, 2004 and as adjusted to reflect the sale of 9,500,000 shares of our common stock in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our executive officers and each of our directors; and

•	all of our executive officers and directors as a group.

		Percentage of Shares Beneficially Owned(2)
Name of Beneficial Owner	Shares Beneficially Owned(1)	Prior to Offering	After Offering
GTCR Golder Rauner, L.L.C.[3,4]	10,441,123	22.9%	19.0%
GTCR Partners VII, L.P.[3,5]	10,346,401	22.7%	18.8%
GTCR Fund VII, L.P.[3,6]	6,134,957	13.4%	11.2%
GTCR Fund VII/A, L.P.[3,7]	4,211,444	9.3%	7.7%
GTCR Co-Invest, L.P.[3,8]	94,722	*	*
Eubel Brady & Suttman Asset Management, Inc.[9]	6,367,270	14.0%	11.6%
FMR Corp.[10]	4,255,700	9.4%	7.7%
Patrick S. Flood[11,12]	61,046	*	*
Kevin D. Race[11,13]	24,418	*	*
Glenn T. Austin, Jr.[11,14]	13,480	*	*
Edgar D. Jannotta, Jr.[3,15]	2,253	*	*
Kenneth D. Rardin[11,16]	6,953	*	*
Daniel L. Timm[3,17]	2,253	*	*
Warren Y. Jobe[11,18]	1,801	*	*
John C. Alexander, III[11,19]	1,771	*	*
Debra F. Watkins[11,20]	9,509	*	*
Dr. Paul Lopez[11,21]	18,452	*	*
William A. Cary[11,22]	2,057	*	*
Dr. Dwight “Ike” Reighard[11,23]	2,833	*	*
Robert C. Bennett[11,24]	10,642	*	*
Charles W. McGuire11.25	2,226	*	*
James L. Krakau[11,26]	3,057	*	*
J. Michael Barber[11,27]	—	*	*
John Kubiak[11,28]	—	*	*
Nicolas V. Chater[11,29]	—	*	*
All executive officers and directors as a group (18 persons)	162,751	*	*

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Based upon these rules, HBMC Holdings and its Board of Managers may be deemed to be the beneficial owners of 649,430 shares of our common stock prior to any distribution of shares of our common stock to holders of HBMC Holdings’ common units. Although such shares of our common stock would not, under these rules and for purposes of Section 16 reporting under the Securities Exchange Act of 1934, be deemed to be beneficially owned by the holders of such common units, the table above includes such 649,430 shares of our common stock as being currently held, on a pro rata basis based upon the number of HBMC Holdings’ common units owned, by the persons in the table who own HBMC Holdings’ common units. Shares of our common stock issuable upon settlement or exercise of RSUs and SARs are deemed to be beneficially owned by their holders for Section 16 reporting purposes only if the RSUs or SARs have vested or will vest within 60 days. Therefore, only those shares issuable upon settlement or exercise of RSUs or SARs that have vested or will vest within 60 days of the date of this prospectus are included in the table above as being beneficially owned by a person. The remaining shares issuable upon settlement or exercise of SARs and RSUs, and the vesting dates of those SARS and RSUs, are described in the following footnotes. The inclusion of shares of our common stock attributed to persons by virtue of their ownership of HBMC Holdings’ common units and the disclosure of shares issuable upon settlement or exercise of SARs and RSUs that will not vest within 60 days of this prospectus is for purposes of this ownership table only, and the information in this table is not necessarily indicative of beneficial ownership for any other purpose. This table does not reflect any purchases of shares in this offering.

(2)	Percentages of shares beneficially owned were calculated by determining the total number of shares beneficially owned by a person, including all RSUs and SARs that have vested or that will vest within 60 days of the date of this prospectus and including the number of shares attributable to that person by virtue of such person’s ownership of HBMC Holdings’ common units, and dividing that number by the total number of shares of our common stock outstanding, including only that person’s RSUs and SARs that have vested or that will vest within 60 days of the date of this prospectus.

(3)	GTCR Partners VII, L.P. is the general partner of GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. GTCR Partners VII, L.P.’s general partner is GTCR Golder Rauner, L.L.C. GTCR Golder Rauner, L.L.C. also is the general partner of GTCR Co-Invest, L.P. GTCR Partners VII, L.P., as general partner of GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P., has voting and dispositive power over shares held by GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P., which it may be deemed to share with GTCR Golder Rauner, L.L.C., as general partner of GTCR Partners VII, L.P. GTCR Golder Rauner, L.L.C., as general partner of GTCR Co-Invest, L.P., has voting and dispositive power over shares held by GTCR Co-Invest, L.P. Mr. Edgar D. Jannotta, Jr. and Daniel L. Timm, directors of HomeBanc Corp., are a Senior Principal and a Principal, respectively, of GTCR Golder Rauner, L.L.C. and may be deemed to beneficially own 10,441,123 shares of our common stock held by GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P., but disclaim such beneficial ownership except to the extent of their ownership interests in these three partnerships. Each of these persons may be deemed a founder or promoter of HomeBanc Corp. The address for each of GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Partners VII, L.P. and GTCR Golder Rauner, L.L.C. is 6100 Sears Tower, Chicago, Illinois 60606-6402.

(4)	Based on a Schedule 13D filed on July 19, 2004, GTCR Golder Rauner, L.L.C. reports that it shares voting and dispositive power over the aggregate of 10,441,123 shares of our common stock beneficially owned by GTCR Partners VII, L.P., GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P. Included in the shares of our common stock listed as beneficially owned by GTCR Golden Rauner, L.L.C. are 528,126 shares of our common stock attributable to GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. by virtue of their ownership of HBMC Holdings’ common units.

(5)	Based on a Schedule 13D filed on July 19, 2004, GTCR Partners VII, L.P reports that it shares voting and dispositive power over the aggregate of 10,346,401 shares of our common stock beneficially owned by GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. Included in the shares of our common stock listed as beneficially owned by GTCR Partners VII, L.P. are 523,335 shares of our common stock attributable to GTCR Fund VII, L.P. by virtue of its ownership of HBMC Holdings’ common units.

(6)	Based on a Schedule 13D filed on July 19, 2004, GTCR Fund VII, L.P. reports that, of the 6,134,957 shares of our common stock beneficially owned, it possesses sole voting and dispositive power over 5,611,622 of the shares and shared voting and dispositive power over 6,134,957 of the shares. Included in the shares of our common stock listed as beneficially owned by GTCR Fund VII, L.P. are 523,335 shares of our common stock attributable to it by virtue of its ownership of HBMC Holdings’ common units.

(7)	Based on a Schedule 13D filed on July 19, 2004, GTCR Fund VII/A, L.P. reports that, of the 4,211,444 shares of our common stock beneficially owned, it possesses sole voting and dispositive power with respect to all of these shares.

(8)	Based on a Schedule 13D filed on July 19, 2004, GTCR Co-Invest, L.P. reports that, of the 94,722 shares of our common stock beneficially owned, it possesses sole voting and dispositive power with respect to 89,931 of these shares and shared voting and dispositive power with respect to 94,722 of the shares. Included in the shares of our common stock listed as beneficially owned by GTCR Co-Invest, L.P. are 4,791 shares of our common stock attributable to it by virtue of its ownership of HBMC Holdings’ common units.

(9)

Based on a Schedule 13G filed on August 10, 2004, Eubel Brady & Suttman Asset Management, Inc. reports that it shares voting and dispositive power over the 6,367,270 shares of our common stock beneficially owned with each of Ronald L. Eubel, Mark E. Brady, Robert J. Suttman, William E. Hazel and Bernard J. Holtgrieve as a result of these persons’ ownership in and positions with Eubel Brady & Suttman Asset Management, Inc. and other affiliated entities. Each of Messrs. Eubel, Brady, Suttman, Hazel and Holtgrieve reports shared voting and dispositive power with respect to 6,367,270 shares of our common stock, which includes the shares beneficially owned by Eubel Brady & Suttman Asset Management, Inc. as well as shares beneficially owned by EBS Partners, LP. The address of each of the foregoing persons is 7777 Washington Village Drive, Suite 210, Dayton, Ohio 45459.

(10)	Based on a Schedule 13D filed on August 10, 2004, FMR Corp. reports that, of the 4,255,700 shares of our common stock beneficially owned, it possesses sole voting power with respect to 258,400 of these shares and sole dispositive power with respect to 4,255,700 of the shares. According to the Schedule 13D filed by FMR Corp., Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of 3,997,300 shares of our common stock listed as beneficially owned by FMR Corp. as a result of acting as investment adviser to various investment funds. Through FMR Corp.’s ownership of Fidelity Management & Research and the various investment funds, FMR Corp. has the sole power to dispose of the 3,997,300 beneficially owned by these entities. Voting power with respect to these 3,997,300 shares of our common stock resides solely with the boards of trustees of the various funds. According to the Schedule 13D, 258,400 of the 4,255,700 shares are beneficially owned by Fidelity Management Trust Company, a wholly owned bank subsidiary of FMR Corp., as a result of the bank’s serving as investment manager of certain institutional accounts. FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive and voting power with respect to these 258,400 shares of our common stock. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(11)	The address of the beneficial owner is 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319.

(12)	Chairman, Chief Executive Officer and a Director. The shares beneficially owned by Mr. Patrick S. Flood before and after this offering include (i) 10,735 shares directly owned by Mr. Flood, (ii) 45,779 shares attributable to Mr. Flood by virtue of his ownership of HBMC Holdings’ common units, and (iii) 4,532 shares owned by The Flood Family Limited Partnership, LLLP, of which Mr. Flood and his wife, Lisa M. Flood, are the general partners. Generation-skipping trusts for the benefit of Mr. and Mrs. Flood’s two children collectively hold a 99.0% limited partnership interest in The Flood Family Limited Partnership, LLLP. Mr. Flood also owns the following securities, which are not reflected in the table above: (i) 202,667 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 250,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(13)	President, Chief Operating Officer, Chief Financial Officer of HomeBanc Corp. and a Director. The shares beneficially owned by Mr. Kevin D. Race before and after this offering include (i) 12,107 shares directly owned by Mr. Race, (ii) 9,252 shares attributable to Mr. Race by virtue of his ownership of HBMC Holdings’ common units, and (iii) 3,059 shares owned by The Race Family Limited Partnership, LLLP, of which Mr. Race and his wife, Nancy E. Race, are the general partners. Generation skipping trusts for the benefit of Mr. and Mrs. Race’s three children collectively hold a 99.0% limited partnership interest in The Race Family Limited Partnership, LLLP. Mr. Race also owns the following securities, which are not reflected in the table above: (i) 91,200 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 140,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(14)	Director. The shares beneficially owned by Mr. Glenn T. Austin, Jr. before and after this offering include (i) 5,000 shares purchased by his wife, Cheryle F. Austin, in the Directed Share Program (“DSP”), (ii) 2,000 shares purchased by his son, Glenn T. Austin, III, in the DSP, (iii) 2,000 shares purchased by his daughter, Jill K. Austin, in the DSP, (iv) 2,000 shares purchased by his mother, Mary W. Austin, in the DSP, (v) 227 shares attributable to Mr. Austin by virtue of his ownership of HBMC Holdings’ common units, and (vi) 2,253 shares issuable to Mr. Austin upon settlement of RSUs within 60 days of the date of this prospectus. Mr. Austin disclaims beneficial ownership of the 2,000 shares purchased by his son and the 2,000 shares purchased by his mother. Mr. Austin also owns 1,126 unvested RSUs, which are not reflected in the table above.

(15)	Director. All 2,253 shares beneficially owned by Mr. Edgar D. Jannotta, Jr. are issuable to Mr. Jannotta upon settlement of RSUs. Mr. Jannotta also owns 1,126 unvested RSUs, which are not reflected in the table above.

(16)	Director. The shares beneficially owned by Mr. Kenneth D. Rardin before and after this offering include (i) 3,000 shares purchased by his wife, Eileen Rardin, in the DSP, (ii) 1,700 shares attributable to Mr. Rardin by virtue of his ownership of HBMC Holdings’ common units, and (iii) 2,253 shares issuable to Mr. Rardin upon settlement of RSUs. Mr. Rardin also owns 1,126 unvested RSUs, which are not reflected in the table above.

(17)	Director. All 2,253 shares beneficially owned by Mr. Daniel L. Timm are issuable to Mr. Timm upon settlement of RSUs. Mr. Timm also owns 1,126 unvested RSUs, which are not reflected in the table above.

(18)	Director. All 1,801 shares beneficially owned by Mr. Warren Y. Jobe are issuable to Mr. Jobe upon settlement of RSUs. Mr. Jobe also owns 1,286 unvested RSUs, which are not reflected in the table above.

(19)	Director. All 1,771 shares beneficially owned by Mr. John C. Alexander, III are issuable to Mr. Alexander upon settlement of RSUs. Mr. Alexander also owns 1,264 unvested RSUs, which are not reflected in the table above.

(20)	Executive Vice President Capital Markets. The shares beneficially owned by Ms. Debra F. Watkins before and after this offering include (i) 7,583 shares directly owned by Ms. Watkins and (ii) 1,926 shares attributable to Ms. Watkins by virtue of her ownership of HBMC Holdings’ common units. Ms. Watkins also owns the following securities, which are not reflected in the table above: (i) 15,200 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 25,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(21)	Executive Vice President Business Development. The shares beneficially owned by Dr. Paul Lopez before and after this offering include (i) 15,166 shares directly owned by Dr. Lopez and (ii) 3,286 shares attributable to Dr. Lopez by virtue of his ownership of HBMC Holdings’ common units. Dr. Lopez also owns the following securities, which are not reflected in the table above: (i) 15,200 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 25,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(22)	Senior Vice President and Director of Operations. The shares beneficially owned by Mr. William A. Cary before and after this offering include (i) 2,000 shares directly owned by Mr. Cary and (ii) 57 shares attributable to Mr. Cary by virtue of his ownership of HBMC Holdings’ common units. Mr. Cary also owns the following securities, which are not reflected in the table above: (i) 7,600 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 2,625 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(23)	Executive Vice President and Chief People Officer. All 2,833 of the shares beneficially owned by Dr. Dwight “Ike” Reighard before and after this offering are attributable to Dr. Reighard by virtue of his ownership of HBMC Holdings’ common units. Dr. Reighard also owns the following securities, which are not reflected in the table above: (i) 15,200 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 25,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(24)	Executive Vice President and Chief Information Officer. The shares beneficially owned by Mr. Robert C. Bennett before and after this offering include (i) 7,583 shares directly owned by Mr. Bennett and (ii) 3,059 shares attributable to Mr. Bennett by virtue of his ownership of HBMC Holdings’ common units. Mr. Bennett also owns the following securities, which are not reflected in the table above: (i) 15,200 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 25,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(25)	Executive Vice President, General Counsel and Secretary. All 2,226 of the shares beneficially owned by Mr. Charles W. McGuire before and after this offering are attributable to Mr. McGuire by virtue of his ownership of HBMC Holdings’ common units. Mr. McGuire also owns the following securities, which are not reflected in the table above: (i) 15,200 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 25,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(26)	Senior Vice President and Treasurer. The shares beneficially owned by Mr. James L. Krakau before and after this offering include (i) 3,000 shares directly owned by Mr. Krakau, and (ii) 57 shares attributable to Mr. Krakau by virtue of his ownership of HBMC Holdings’ common units. Mr. Krakau also owns the following securities, which are not reflected in the table above: (i) 1,014 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 2,125 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

(27)	Senior Vice President and Chief Accounting Officer. Mr. Barber owns the following securities, which are not reflected in the table above: (i) 10,134 RSUs, 25% of which will vest each year beginning on September 27, 2005, and (ii) 15,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on September 27, 2005.

(28)	Senior Vice President and Chief Investment Officer. Mr. Kubiak owns the following securities, which are not reflected in the table above: (i) 25,334 RSUs, 25% of which will vest each year beginning on October 25, 2005, and (ii) 15,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on October 25, 2005.

(29)	Executive Vice President, Deputy Chief Financial Officer and Chief Financial Officer of HBMC. Mr. Chater owns the following securities, which are not reflected in the table above: (i) 15,200 RSUs, 25% of which will vest each year beginning on July 14, 2005, and (ii) 25,000 SARs (with attached dividend equivalent rights), 25% of which will vest each year beginning on July 14, 2005.

Certain relationships and related party transactions

Our directors and officers, and the directors and officers of our subsidiaries, as well as some of the business organizations and individuals associated with those directors and officers, have been customers of HBMC and have had, and may continue to have, mortgage loans with HBMC in the ordinary course of business. These mortgage banking relationships include mortgage loans that were made on substantially the same terms, including interest rates, repayment terms and collateral, as those terms prevailing at the time for comparable mortgage banking transactions with other unrelated persons. These transactions did not and do not involve any greater than normal risk of collectibility or other unfavorable terms or features. Since December 31, 2002, we originated an aggregate of $7.025 million of loans to our directors, executive officers, 5% or greater shareholders and their family members as shown below. All such loans had been repaid or sold to third parties as of December 31, 2004, except for the second-lien loan to Mr. and Mrs. Barber.

Name:	Relationship:	Date of Loan:	Loan Purpose:	Transaction Type:	Greatest Principal Balance since Inception:	Starting Interest Rate/Type of Loan:
Flood, Thomas J. and Sara M.	Patrick S. Flood’s Father and Stepmother	03/31/2003	Home Loan	Refinance— Primary Residence	$925,000	2.50% 6 month interest-only adjustable
Race, Kevin D. and Nancy	President and Chief Operating Officer and Spouse	09/30/2003	Home Loan	Purchase— Primary Residence	$1,700,000	4.625% 3 year/6 month adjustable
Race, Kevin D. and Nancy	President, Chief Operating Officer and Chief Financial Officer of HomeBanc Corp. and Spouse	06/13/2003	Home Loan	Refinance— Second Home	$278,500	4.75% 7 year/6 month adjustable
Austin, Jr., Glenn T. and Cheryle F.	Director and Spouse	10/14/2003	Home Loan	Purchase— Second Home	$593,750	2.875% 6 month interest-only adjustable
Watkins, Debra F.	Executive Vice President of Capital Markets	07/30/2003	Home Loan	Purchase— Primary Residence	$640,000	4.00% 5 year/6 month adjustable
Watkins, Debra F.	Executive Vice President of Capital Markets	07/30/2003	Home Loan	Refinance— Investment	$180,000	4.00% 5 year/6 month adjustable
Greenie, James and Brantley, Shay	Dr. Paul Lopez’s Stepson and Spouse	03/13/2003	Home Loan	Purchase— Primary Residence	$197,200	3.125% 6 month interest-only adjustable
Covington, Robert and Nancy	Dr. D. “Ike” Reighard’s Father-in-Law and Mother-in-Law	01/31/2003	Home Loan	Refinance— Primary Residence	$101,000	6.00% 5 year/6 month adjustable
McGuire, Charles W. & Sally L.	Executive Vice President, General Counsel and Secretary and Spouse	10/20/2003	Home Loan	Purchase— Second Home	$116,000	2.875% 6 month interest-only adjustable
Barber, James M. and Dawn C.	Senior Vice President and Chief Accounting Officer and Spouse	09/17/2004	Home Loan	Purchase— Primary Residence	$450,000	5.875% fixed
Barber, James M. and Dawn C.	Senior Vice President and Chief Accounting Officer and Spouse	09/15/2004	Home Loan	Purchase—Primary Residence Second-lien Loan	$121,500	5.125% fixed
Cary, William A.	Senior Vice President and Director of Loan Operations	04/30/2003	Home Loan	Purchase— Primary Residence	$308,000	3.00% 6 month interest-only adjustable
McClellan, Steven R.	Former Executive Vice President and Chief Financial Officer(1)	06/23/2003	Home Loan	Refinance— Primary Residence	$887,700	4.875% 7 year/ 6 month adjustable
Cost, Michael and Lisa	Stacey B. Cost’s Brother-in-Law and Spouse(2)	05/31/2004	Home Loan	Purchase— Primary Residence	$468,000	3.00% 6 month interest-only adjustable
Cost, Michael and Lisa	Stacey B. Cost’s Brother-in-Law and Spouse(2)	05/31/2004	Home Loan	HELOC Second—Primary Residence	$58,500	3.50% second mortgage loan

(1)	Mr. Steven R. McClellan resigned as the Executive Vice President and Chief Financial Officer of HomeBanc Corp. effective August 31, 2004.
(2)	Ms. Stacey B. Cost resigned as the Executive Vice President and Chief Marketing Officer of HomeBanc Corp. effective October 15, 2004.

Two of our directors, Messrs. Jannotta and Timm, are a Senior Principal and Principal, respectively, with GTCR. Prior to our initial public offering, GTCR was the majority owner of HBMC Holdings, and as part of its investment in HBMC, we agreed to pay a monthly management fee of $8,333 for management, advice and consulting, including attendance by GTCR representatives at our board meetings, and strategic, operating and financial advice to HBMC. We used approximately $425,000 of the net proceeds from our initial public offering to pay all outstanding accrued management consulting fees due to GTCR. As the result of our initial public offering and our related reorganization, GTCR no longer holds a majority interest of our organization, and we no longer accrue or pay any management fees to GTCR.

In 2003, in connection with Mr. Race’s relocation to Atlanta to join HBMC as its President and Chief Operating Officer, we agreed to purchase his residence in Jacksonville, Florida. We paid $1,700,000 for the residence, based on two independent appraisals. In April 2004, we sold the house for $1,450,000, and realized a loss of $250,000. In addition to the loss on the house, we estimate we paid $175,000 of other costs associated with this transaction, including real estate brokerage fees.

In our initial public offering, we offered and sold directly to GTCR Fund VII/A, L.P. an aggregate of 4,250,000 shares of our common stock at $7.02 per share, the same price at which the underwriters purchased shares from us in that offering.

GTCR has piggyback registration rights to register 10,441,123 shares of our common stock, including all shares received by HBMC Holdings in connection with our reorganization and which are distributed to GTCR, and the 4,250,000 shares of our common stock purchased by GTCR Fund VII/A, L.P. in our initial public offering, for offer and sale in connection with specified types of registered public offerings by us. These rights are not exercisable in connection with registration statements filed with respect to equity-based compensation plans, direct investment and dividend reinvestment plans, and shares issuable in acquisitions. GTCR has agreed to waive these piggyback registration rights with respect to this offering.

Mr. Steven R. McClellan, our former Executive Vice President Chief Financial Officer, resigned effective August 31, 2004. Mr. McClellan served as a consultant to us through December 31, 2004 during which time he received approximately $36,000 per month for his services. He continues to receive monthly severance payments of approximately $36,000 through December 31, 2005.

Shares eligible for future sale

Sales of Restricted Shares

Upon the completion of this offering, we will have 55,001,117 shares of our common stock outstanding. Of these shares, all shares of our common stock, including the 9,500,000 shares of our common stock sold in this offering, will be freely tradeable by persons other than shares held by HBMC Holdings (including such shares held by its members following a distribution of such shares by HBMC Holdings to its members) and except for shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933.

All of the remaining 11,089,015 shares of our common stock outstanding upon completion of this offering, including all shares issued in our reorganization, may be deemed “restricted” securities under Rule 144 under the Securities Act of 1933 or are not otherwise freely tradeable. These securities may not be eligible for sale in the public market on the date of this prospectus.

Upon expiration of the lock-up agreements described below, 90 days after the date of this prospectus, up to 4,337,908 shares of our common stock may be eligible for sale in the public market pursuant to Rule 144, and 6,751,107 shares of our common stock issued in our reorganization are not expected to be eligible for resale under Rule 144 until July 2005.

In general, under Rule 144, a shareholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	one percent of the then-outstanding shares of our common stock, which will be approximately 550,011 shares of our common stock immediately after the completion of this offering; or

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A shareholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding period of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

GTCR has piggyback registration rights with respect to 10,441,123 shares of our common stock.

Lock-up Agreements

We, our executive officers and directors, HBMC Holdings and GTCR have agreed that, with some exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us or them will (1) offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock except to charities, trusts, or family partnerships for charitable or estate planning purposes, provided the recipient executes a similar lock-up letter, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock without the prior written consent of J.P. Morgan Securities Inc. Our lock-up agreement provides exceptions that allow us to grant options or other equity grants under employee stock option plans existing on the date hereof and to issue shares of our common stock upon the exercise of options granted under employee stock option plans existing on the date hereof. HBMC Holdings may distribute all shares of our common stock that it holds to its common unitholders, provided each unitholder executes a lock-up agreement, and provided such distribution is not a disposition for value. In addition, our executive officers and directors, HBMC Holdings and GTCR have agreed that, without the prior written consent of J.P. Morgan Securities Inc., they will not, from the date of this prospectus and through the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exchangeable for our common stock. J.P. Morgan Securities Inc. has advised us that it does not intend to release any portion of the shares of common stock subject to the foregoing lock-up agreements. J.P. Morgan Securities Inc., however, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 90-day period without notice. In considering a request to release shares from a lock-up agreement, J.P. Morgan Securities Inc. has advised us that it will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for such a release. See “Underwriting.”

Description of capital stock

The following summary description of our capital stock does not purport to be complete and is subject to applicable provisions of the Georgia Business Corporation Code and to our articles of incorporation and our bylaws that are filed as exhibits to the registration statement of which this prospectus is a part. You should refer to, and read this summary together with, our articles of incorporation and bylaws to review all of the terms of our capital stock.

General

Our articles of incorporation provide that we may issue up to 150 million shares of common stock and 25 million shares of preferred stock, each having a par value of $0.01 per share. As of December 30, 2004, 45,501,117 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Following the completion of this offering, 55,001,117 shares of common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding. At December 30, 2004, there were 88 record holders and an estimated 3,099 beneficial owners of our common stock.

Common Stock

Voting Rights.    Subject to the provisions of our articles of incorporation regarding restrictions on the transfer and ownership of shares of our common stock to preserve our status as a REIT for federal income tax purposes, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as otherwise provided by law or with respect to any other class or series of shares of our stock, the holders of our common stock possess the exclusive voting power.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under Georgia law.

Dividends, Liquidation and Other Rights.    All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors out of assets legally available for the payment of dividends. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock that may then be outstanding and to the provisions of our articles of incorporation regarding restrictions on transfer of our stock to preserve our status as a REIT for federal income tax purposes.

Holders of our shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional shares of our common stock without the approval of our shareholders.

Preferred Stock

Our board of directors may at any time, without shareholder approval, issue one or more new series of preferred stock with such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions and articles of amendment providing for the issuance of such stock adopted by the board. In some cases, our issuance of preferred stock without shareholder approval could discourage, or make more difficult, attempts to take control of us through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features that is issued to persons favoring management could discourage a takeover that common shareholders could consider advantageous, by preventing the person trying to take control of us from acquiring enough voting shares to take control. As of the completion of this offering, no shares of our preferred stock will be outstanding, and we presently have no present plans to issue any preferred stock.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock, without further action by our shareholders, unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Although our board of directors presently does not intend to do so, our board of directors could authorize us to issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or that our shareholders otherwise consider to be in their best interest.

Restrictions on Ownership and Transfer

Among other things, for us to qualify as a REIT under the Code, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made), or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively (by virtue of the attribution provisions of the Code), by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, a tax could be imposed on us if certain cooperatives, governmental entities, international organizations, and tax-exempt organizations that are exempt from both the unrelated business income tax and from federal income taxation, which we refer to as “disqualified organizations,” hold shares of our capital stock, and we own a residual interest in a real estate mortgage investment conduit, or “REMIC” or, although the law on the matter is unclear, an interest in a taxable mortgage pool.

Since we intend to elect to be treated as a REIT and expect to hold assets that are treated as a taxable mortgage pool, our articles of incorporation provide restrictions on the acquisition and ownership of our capital stock intended to ensure that we comply with requirements needed to maintain our election as a REIT under federal income tax laws and to avoid federal income taxation.

Our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, in excess of 9.8% of:

•	the aggregate Market Price (as defined in our articles of incorporation) of all outstanding shares of all classes and series of our capital stock; or

•	the aggregate Market Price or the number of shares, whichever is more restrictive, of the outstanding shares of our common stock,

which we refer to as the “Stock Ownership Limit.”

Our articles of incorporation also prohibit:

•	any person from beneficially or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year);

•	any person from transferring shares of our capital stock if such transfer would result in our shares of capital stock being owned by fewer than 100 persons;

•	any person from beneficially owning or constructively owning shares of our capital stock to the extent such ownership would cause us to own, directly or constructively, 10% or more of the ownership interests in a tenant of our company (or a tenant of any entity owned or controlled by us);

•	any disqualified person from owning shares of our capital stock; and

•	any person from transferring shares of our capital stock if such transfer would result in the termination of our status as a REIT under the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give written notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Furthermore, our board of directors, in its sole discretion, may exempt a proposed transferee from the Stock Ownership Limit and/or any of the restrictions described above, including in connection with possible purchases of common stock in this offering. However, the board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, before granting an exemption. We have granted GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and their limited partners, in their capacity as limited partners of these funds, a waiver of the “disqualified person” provisions of our articles of incorporation with respect to shares of our common stock that the limited partners of these funds beneficially own (as defined in our articles of incorporation).

If any transfer of our shares of capital stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess or in violation of the above transfer or ownership limitations, which we refer to as a “Prohibited Owner,” then that number of shares of capital stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded up to the nearest whole share) shall be automatically transferred to a trust, which we refer to as a “Charitable Trust,” for the exclusive benefit of one or more charitable beneficiaries, which we refer to as a “Charitable Beneficiary,” and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in our articles of incorporation) prior to the date of such violative transfer.

If any automatic transfer to the Charitable Trust is not effective, then the initial transfer of capital stock will be void ab initio to the extent necessary to prevent a violation of the above transfer or ownership limitations. Shares of capital stock held in the Charitable Trust shall be issued and outstanding shares of capital stock. Any shares of capital stock held in the Charitable Trust shall be held for the exclusive benefit of the Charitable Beneficiary. The trustee of the Charitable Trust, or the “Trustee,” shall have all voting rights and rights to dividends or other distributions with respect to shares of capital stock held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or distribution paid to the Trustee shall be held in trust for the Charitable Beneficiary. Any dividend or other distribution paid to a Prohibited Owner (1) that is attributable to any shares of our capital stock that have been transferred to the Charitable Trust and (2) the record date of which was on or after the date that such shares were transferred to the Charitable Trust shall be repaid by such Prohibited Owner to the Charitable Trust. The Prohibited Owner shall have no voting rights with respect to shares of capital stock held in the Charitable Trust and, subject to Georgia law, effective as of the date that such shares of capital stock have been transferred to the Charitable Trust, the Trustee shall have the authority (at the Trustee’s sole discretion):

•	to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trustee; and

•	to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary.

In an orderly fashion so as not to materially adversely affect the Market Price (as defined in our articles of incorporation) of the shares of capital stock held in the Charitable Trust, the Trustee shall sell the shares of capital stock held in the Charitable Trust to a person, designated by the Trustee, whose ownership of the shares would not result in such shares being retransferred to the Charitable Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited

Owner and to the Charitable Beneficiary as follows: The Prohibited Owner shall receive the lesser of:

•	the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of such shares on the day of the event causing the shares to be held in the Charitable Trust; and

•	the price per share received by the Trustee from the sale or other disposition of the shares of capital stock held in the Charitable Trust.

Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary.

In addition, shares of capital stock held in the Charitable Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift); and

•	the Market Price on the date we, or our designee, accept such offer.

We shall have the right to accept such offer for a period of 90 days after the later of:

•	the date of the transaction that resulted in such transfer to the Charitable Trust; and

•	the date we determined in good faith that the transaction that resulted in such transfer to the Charitable Trust has occurred, if we did not receive prior notice of the transaction that resulted in such transfer to the Charitable Trust.

All certificates representing our shares of capital stock bear a legend referring to the ownership restrictions described above.

Every owner of more than 5% (or such lower percentages as required by the Treasury Regulations promulgated under the Code) of our outstanding shares of capital stock, within 30 days after January 1 of each year, is required to give written notice to us stating the name and address of such owner, the number of shares of capital stock which the owner beneficially owns and a description of the manner in which such shares of capital stock are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT.

The restrictions on transferability and ownership (described above) could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or which shareholders otherwise may consider to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is SunTrust Bank, Atlanta, Georgia.

Certain provisions of Georgia law and

our articles of incorporation and bylaws

The following description of certain provisions of Georgia law and of our articles of incorporation and bylaws is only a summary. For a complete description, we refer you to the applicable Georgia law, our articles of incorporation and our bylaws. Copies of our articles of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. We were incorporated on March 11, 2004.

Number of Directors; Vacancies

Our articles of incorporation provide that the number of our directors shall be no fewer than five and no more than 21, as determined by resolutions adopted from time to time by the board of directors. Our bylaws provide that the number of directors may be increased or decreased by our board of directors. Our bylaws also provide that a vacancy, including a vacancy created by an increase in the number of directors, but not including vacancies resulting from the removal of a director from office by the shareholders, may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, or by a sole remaining director. If no directors remain, the vacancy shall be filled through election by our shareholders.

Removal of Directors

Generally, vacancies on our board of directors may be filled by the remaining directors. Our bylaws provide that a director may be removed from office, with or without cause, by the vote of shareholders representing a majority of the issued and outstanding capital stock entitled to vote for the election of directors. Our shareholders are entitled to elect a successor to fill the vacancy created by the removal of a director at the same meeting at which the removal occurred or at a subsequent meeting. If the shareholders fail to elect a successor within 60 days of the removal, however, the remaining directors are required to fill the vacancy. Thus, the shareholders may be precluded from filling vacancies created by the removal of incumbent directors with their own nominees.

Amendments to Our Articles of Incorporation

Generally, amendments to our articles must be approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. We currently do not have voting groups, and accordingly, amendments to our articles must be approved by a majority of the votes of the issued and outstanding shares of our common stock.

Limitation of Liability and Indemnification

Our articles of incorporation and Georgia law limit the monetary liability of a director for a breach of the duty of care where the director discharges his duties

•	in a manner he believes in good faith to be in the best interests of the corporation; and

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances;

•	except in cases where the director’s liability is incurred for any appropriation, in violation of his duties, of any of our business opportunities;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Our articles of incorporation authorize us, to the maximum extent permitted by Georgia law, to indemnify any of our present or former directors or officers who is or was a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action initiated by the director or officer, by reason of the fact that he or she is or was our director, officer, employee or agent (or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding.

The indemnification covers liabilities and reasonable expenses actually incurred by our present and former directors and officers in any proceeding if they have met the relevant standard of conduct, namely:

•	that director or officer conducted himself or herself in good faith; and

•	that director or officer reasonably believed:

(1)	that such conduct was in our best interests or, if the director of officer was not acting in his or her official capacity, was at least not opposed to our best interests; and

(2)	in the case of a criminal proceeding, the director or officer had no reasonable cause to believe such conduct was unlawful.

In addition, Georgia law requires us to indemnify each present or former director, officer, employee or agent who is made a party to a proceeding by reason of his or her service to us against expenses, including attorneys’ fees, actually and reasonably incurred, to the extent that the director, officer, employee, or agent has been successful, on the merits or otherwise, in defense of any action, suit, or proceeding referred to above.

Georgia law does not, however, permit us to indemnify a director:

•	in connection with a proceeding by, or in the right of, the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under Georgia law; or

•	in connection with any proceeding with respect to conduct for which the director or officer was adjudged liable on the basis that an improper personal benefit was received by him or her, whether or not acting in his or her official capacity.

Our articles of incorporation and Georgia law will require us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the relevant standard of conduct necessary for indemnification; and

•	a written undertaking by him or her to repay the amount reimbursed by us if it is ultimately determined that the director is not entitled to indemnification.

Any indemnification obligation or any agreement to hold a shareholder, director or officer harmless will be recoverable, to the extent not insured under directors’ and officers’ liability insurance, only out of our assets and not from our shareholders. Indemnification obligations could reduce the legal remedies available to us and our shareholders against any indemnified individuals.

In addition, indemnification could reduce the legal remedies available to us and our shareholders against our officers and directors. The Securities and Exchange Commission takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. Indemnification of our directors and officers will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a adjudication on the merits in favor of the director or officer on each count involving alleged securities law violations;

•	all claims against the director or officer have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the director or officer and finds that indemnification with respect to the settlement and the related costs should be allowed after being advised of the position of the Securities and Exchange Commission and of the published position of the securities regulatory authority of any state in which the securities were offered as to indemnification for violations of securities laws.

Operations

We generally cannot engage in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT, unless our board of directors determines that it is no longer in our best interests to engage in such business or make a REIT election for federal income tax purposes.

Duration and Dissolution

Our articles of incorporation provide for us to have a perpetual existence. Subject to the provisions of any of our classes or series of shares of capital stock then outstanding and the approval by a majority of the entire board of directors, Georgia law permits our shareholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, to approve a plan of dissolution.

Shareholders’ Meetings

Under our bylaws, annual meetings of shareholders are to be held at a date and time determined by our board of directors following the close of our fiscal year and upon reasonable notice to our shareholders. Special meetings of shareholders may be called by our chairman, and shall be called by our chairman or secretary when directed by our board of directors or at the request in writing of shareholders owning at least 25% of the issued and outstanding capital stock entitled to vote at such meeting. Any such requests shall state the purpose for which the meeting is to be called.

Constituency Provisions

Our articles of incorporation contain provisions that direct our board of directors to consider various factors in addition to price when considering a business combination, tender offer or other possible transaction that may result in a change in control. We believe that our culture and business principles are significant to our customers, employees, strategic marketing alliances and vendors, and to the success and value of our business. Accordingly, our articles of incorporation require our board of directors to consider not only the adequacy and form of any consideration to be paid or received in connection with any such transaction, but also other factors which it deems relevant, including:

•	the business, financial condition and earnings prospects of the acquiring person;

•	our debt service and other existing financial obligations, the financial obligations to be incurred by us or the proposed acquiring party in connection with the acquisition and other likely financial obligations of the proposed acquiring party, as well as the possible effect of those obligations upon us and upon the communities in which we operate or are located;

•	the competence, experience, reputation and integrity of the proposed acquiring party and its management;

•	the prospects for a successful conclusion of the proposed transaction;

•	our prospects as an independent entity;

•	the effects of the proposal on our status as a REIT and the effects of a possible loss of REIT status on our shareholders; and

•	the social and economic effects of the proposed transaction on us and upon our employees, customers, creditors and the communities in which we operate or are located.

Provisions of Georgia Law Having an Anti-Takeover Effect

The following summary concerns applicable provisions of Georgia law that could be viewed as having the effect of discouraging an attempt to obtain control of us, even where some shareholders could find the acquisition proposal desirable. This summary is not complete and is qualified in its entirety by reference to those provisions of Georgia law.

Under Georgia law, unless a corporation provides differently in its articles of incorporation or bylaws, a merger or share exchange or sale of all or substantially all of the corporation’s assets must be approved by a majority of all the votes entitled to be cast, voting as a single voting group, and by a majority of all votes entitled to be cast by holders of the shares of each voting group entitled to vote separately on the plan or as a voting group. Shareholders of the corporation surviving a merger or share exchange need not approve the merger or share exchange if certain conditions are met. Neither our articles of incorporation nor our bylaws contain a provision which alters the requirements with respect to mergers or share exchanges or a sale of all or substantially all of our assets under Georgia law.

The Georgia Business Corporation Code allows Georgia corporations to adopt bylaws that restrict certain business combinations with “interested shareholders” and contain fair price requirements that apply to mergers with “interested shareholders.” We have not adopted bylaws setting forth these restrictions.

Conflicting Interest Transactions

Under Georgia law, any transaction involving a conflicting interest of a director, officer (or related person of such officer or director) of a corporation is subject to approval by the affirmative vote of a majority (but not less than two) of the non-interested directors of the corporation.

Federal income tax consequences

The following discussion describes the material federal income tax consequences relating to the taxation of us as a REIT and to the purchase, ownership and disposition of our stock. In this section, references to “we,” “our” and “us” mean HomeBanc Corp. Because this summary is intended only to address material federal income tax consequences relating to the ownership and disposition of our stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending upon your particular tax situation;

•	special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization (except to the extent discussed in “—Taxation of Tax-Exempt Shareholders” below), a broker-dealer, a non-U.S. person (except to the extent discussed in “—Taxation of Non-U.S. Shareholders” below), a trust, an estate, a partnership or other pass-through entity, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Code;

•	this summary generally does not address state, local or non-U.S. tax considerations;

•	this summary deals only with our shareholders that hold stock as “capital assets” within the meaning of Section 1221 of the Code; and

•	we do not intend this discussion to be, and you should not construe it as, tax advice.

We base the information in this section on the current Code, current final, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Various changes to the REIT rules were made in the American Jobs Creation Act of 2004, which was signed into law by the President on October 22, 2004. Some of the changes will first take effect for our taxable year beginning January 1, 2005, while others apply retroactively to our short taxable year ended December 31, 2004. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company as a REIT

We intend to make an election to be taxed as a REIT under the federal income tax laws effective for our short taxable year ended December 31, 2004. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering of our common stock, Alston & Bird LLP has rendered an opinion that, assuming that we complete the elections and other procedural steps described in this discussion of “Federal income tax consequences” in a timely fashion, commencing with our short taxable year ended December 31, 2004, we will be organized in conformity with the requirements for qualification as a REIT under Sections 856 through 860 of the Code, and our proposed method of operation will enable us to meet the requirements for taxation as a REIT under the Code. Investors should be aware that Alston & Bird LLP’s opinion is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the IRS or any court. In addition, Alston & Bird LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Alston & Bird LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income that we distribute to our stockholders, but taxable income generated by our taxable REIT subsidiaries, including HBMC, will be subject to regular corporate income tax. The benefit of that tax treatment is that it avoids the federal “double taxation,” or taxation at both the corporate and stockholder levels, that generally applies to income distributed by a corporation to its stockholders. However, we will be subject to federal tax in the following circumstances:

•	We will be subject to federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference.

•	We will be subject to income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will be subject to a 100% tax on net income earned from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Requirements for Qualification — Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•	the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 95% (90% in the case of a failure for our short taxable year ended December 31, 2004) of our gross income exceeds the amount of our income qualifying under the 95% gross income test,

•	multiplied by a fraction intended to reflect our profitability.

•	For taxable years beginning on or after January 1, 2005, if we (1) fail to satisfy the REIT asset tests and continue to qualify as a REIT because we meet other requirements, we will have to pay a tax equal to the greater of $50,000 or the highest corporate income tax rate multiplied by the net income generated by the non-qualifying assets during the period of time we failed to satisfy the asset tests, or (2) if we fail to satisfy other REIT requirements (other than the gross income and asset tests) and continue to qualify as a REIT because we meet other requirements, we will have to pay $50,000 for each other failure.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods,

we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which our initial basis in the asset is determined by reference either to the C corporation’s basis in the asset or to another asset, and provided no election is made for the transaction to be currently taxable, and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, we generally will be subject to tax at the highest regular corporate rate on the lesser of the amount of gain that we recognize at the time of the sale or disposition and the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset, the “Built-in Gains Tax.”

•	We will be subject to tax at the highest corporate rate on the portion of any excess inclusion, or phantom taxable income, that we derive from REMIC residual interests or taxable mortgage pools equal to the percentage of our stock that is held by “disqualified organizations.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the United States;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in Section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

•	any rural electrical or telephone cooperative.

For this reason, our articles of incorporation prohibit disqualified organizations from owning our stock.

Requirements For Qualification

Organizational Requirements

A REIT is a corporation, trust, or association that meets each of the following requirements:

(1) It is managed by one or more trustees or directors.

(2) Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

(3) It would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws.

(4) It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

(5) At least 100 persons are beneficial owners of its shares or ownership certificates.

(6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

(8) It uses the calendar year as its taxable year.

(9) It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2005 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our articles of incorporation restrict the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our articles of incorporation restricting the ownership and transfer of the common stock are described in “Description of capital stock — Restrictions on Ownership and Transfer.”

Qualified REIT Subsidiaries.    A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Each of HomeBanc Funding Corp, HomeBanc Funding Corp. II and HMB Acceptance Corp. will be treated as a qualified REIT subsidiary of ours.

Other Disregarded Entities and Partnerships.    An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. Thus, in applying the requirement described herein, all assets, liabilities, and items of income, deduction and credit of a disregarded limited liability company owned by the REIT will be treated as assets, liabilities, and items of income, deduction and credit of the REIT. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership, in both cases being based on its relative capital interest in the partnership and, pursuant to a change in the American Jobs Creation Act of 2004, taking into account any debt securities issued by the partnership and held by the REIT, for purposes of the applicable REIT qualification tests. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.    A taxable REIT subsidiary, or “TRS,” is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. If a TRS directly or indirectly owns more than 35% of the voting power or value of the stock of another corporation, such other corporation will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not comparable to similar arrangements among unrelated parties. We have made an election for each of HBMC and Abetterwayhome Corp. to be treated as a TRS. HBMC will be subject to corporate income tax on its taxable income. We cannot assure you that our TRSs will not be limited in their ability to deduct interest payments made to us or that other transactions between our TRSs and us will be treated as arm’s length transactions.

Taxable Mortgage Pools.    An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under U.S. Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations (or interests therein), these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

We may make investments or enter into financing and securitization transactions that give rise to us being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. The portion of the REIT’s assets, held directly or through a qualified REIT subsidiary that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax, and the taxable mortgage pool classification does not affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s stockholders. The Treasury Department has yet to issue regulations governing the tax treatment of the stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of our income from a taxable mortgage pool arrangement, which might be non-cash accrued income, or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (1) income allocable to the holder of a REMIC residual interest or taxable mortgage pool interest over (2) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This non-cash or “phantom” income would be subject to the distribution requirements that apply to us and could therefore adversely affect our liquidity. See “— Distribution Requirements.”

Our excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate, without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of non-U.S. stockholders. See “ — Taxation of Taxable U.S. Shareholders,” “ — Taxation of Tax-Exempt Shareholders,” and “ — Taxation of Non-U.S. Shareholders.” The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, non-U.S. investors, and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in our common stock.

If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and likely would prevent our compliance with those requirements. We currently do not have, and currently do not intend to form, any subsidiary in which we own some, but less than all, of the ownership interests that are or will become taxable mortgage pools, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property, or on interests in real property;

•	dividends on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these. Gross income from servicing loans for third parties and loan origination fees is not qualifying income for purposes of either gross income test. In addition, gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. We will monitor the amount of our non-qualifying income, and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Interest.    The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be proportionate to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

The interest, original issue discount, and market discount income that we receive from our mortgage loans and mortgage-backed securities generally will be qualifying income for purposes of both gross income tests. However, as discussed above, if the fair market value of the real estate securing any of our loans is less than the principal amount of the loan, a portion of the income from that loan will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

In addition, interest includes income from a REMIC as long as at least 95% of the assets of the REMIC are interests in real property. If less than 95% of the assets of the REMIC consist of qualifying real estate assets, then income received by the REIT will be treated as interest from a mortgage loan in the proportion in which assets of the REMIC consist of real estate assets.

Fee Income.    We may receive various fees in connection with the mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined by income or profits. Therefore, commitment fees will generally be qualifying income for purposes of the income tests. Other fees, such as fees received for servicing loans for third parties and origination fees, are not qualifying income for purposes of either income test. We presently intend to service those mortgage loans that we own or that are treated as owned by us for federal income tax purposes, including loans held by HomeBanc Funding Corp. and HomeBanc Funding Corp. II, our qualified REIT subsidiaries, and loans that are held by securitization vehicles but are treated as owned by us for federal income tax purposes. Any servicing fees paid to us by one of our qualified REIT subsidiaries will be disregarded for purposes of the income tests. HBMC will conduct servicing and origination functions that generate fee income that is not qualifying income. The income earned by HBMC from these services will not be taken into account for purposes of our gross income tests.

Dividends.    Our share of any dividends received from any corporation (including HBMC and any other TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

Rents from Real Property.    We do not intend to acquire any real property with the proceeds of this offering, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or gross sales.

•	Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•	Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue or through a TRS. However, we may provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided primarily for the tenants’ convenience or provided to a particular tenant. Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by us.

Non-customary services that are not performed by an independent contractor or a TRS in accordance with the applicable requirements will result in impermissible tenant service income to us to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of our total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of our total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as “rents from real property.”

Hedging Transactions.    From time to time, we may enter into hedging transactions to manage our interest rate risks. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. The rules for taking into account income from hedging transactions in applying the gross income tests were changed in the American Jobs Creation Act of 2004. For our short taxable year ended December 31, 2004, to the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to reduce risks with respect to interest rates on our indebtedness incurred or to be incurred to acquire or carry “real estate assets,” including mortgage loans, any periodic income or gain from the disposition of the hedging instrument should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. For our post-2004 taxable years, income from a “hedging transaction” that hedges risks (not limited to interest rate risks) with respect to REIT liabilities incurred to acquire or carry real estate assets will not be taken into account for purposes of the 95% gross income test (rather than being treated as qualifying income) and will be treated as non-qualifying income for purposes of the 75% gross income test. For these purposes, a “hedging transaction” is defined as transactions entered into by us in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred to acquire or carry real estate assets. A hedging transaction must be identified on our books before the close of the day on which it was acquired, originated, or entered into. To the extent that we hedge for other purposes, the income from those transactions is likely to be treated as non-qualifying income for purposes of the gross income tests. We intend to structure our hedging transactions in a manner that does not jeopardize our status as a REIT.

Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. We cannot assure you, however, that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” To the extent necessary to avoid the prohibited transactions tax, we will conduct sales of our loans through HBMC.

It is our current intention that HomeBanc Corp.’s securitizations of mortgage loans originated by us will not be treated as sales for tax purposes. If we were to transfer a mortgage loan to a REMIC, this transfer would be treated as a sale for tax purposes and the sale may be subject to the prohibited transactions tax. As a result, we intend to securitize our mortgage loans only in non-REMIC transactions that will be treated as secured financings for tax purposes.

Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests.    If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•	we properly disclose the failure to the IRS (or for our short taxable year ended December 31, 2004, attach a schedule of the nature and amount of each item of our income to our tax return and any incorrect information on such schedule is not due to fraud with intent to evade tax).

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company as a REIT,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 95% (90% in the case of a failure for our short taxable year ended December 31, 2004) of our gross income (excluding gross income from prohibited transactions) exceeds the amount of our income qualifying under the 95% gross income test, in either case multiplied by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs;

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the value of the total assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. Unless otherwise provided in regulations, the 10% value limitation will not apply to:

•	any security qualifying for the straight debt exception;

•	any loan to an individual or estate;

•	any Code section 467 rental agreement with any person that would not generate related party rents under Code section 856(d)(2)(B);

•	any obligation to pay qualifying rents from real property;

•	any governmental security the payments of which are not based on profits of, or obligations issued by, non-governmental entities;

•	any security issued by a REIT; and

•	any other securities excepted in regulations.

The straight debt exception starts with the definition of straight debt in section 1361(c)(5) (as modified), but whereas section 1361 applies only to obligations providing for a sum certain on demand or on a specified date, with interest rates and payment dates that are not contingent on profits, the borrower’s discretion, or other factors, the American Jobs Creation Act of 2004 permits the following contingencies:

•	The timing of payments of principal or interest may be contingent if (1) such contingency causes (specified) limited changes to the debt’s effective yield to maturity or (2) the REIT does not hold more than $1,000,000 (by face amount or issue price) of the issuer’s debt instruments and not more than 12 months of unaccrued interest can be required to be prepaid on such debt instruments.

•	The time or amount of payments may be contingent if such contingency arises only upon default or upon the issuer’s exercise of a prepayment right and such contingencies are consistent with customary commercial practice.

The straight debt exception will not apply to any securities issued by a corporation or partnership if the REIT and any controlled TRSs also own securities of such issuer that would not qualify for the straight debt exception and that are worth more than 1% of the issuer’s outstanding securities. There are also special rules for securities issued by partnerships.

The asset tests described above are based on our gross assets. For federal income tax purposes, we will be treated as owning both the loans we hold directly and the loans that we have securitized through non-REMIC debt securitizations. Although we will have a partially offsetting obligation with respect to the securities issued pursuant to the securitizations, these offsetting obligations will not reduce the gross assets we are considered to own for purposes of the asset tests.

We believe that the aggregate value of the securities issued to us by our taxable REIT subsidiaries does not exceed 20% of the aggregate value of our gross assets. We believe that all or substantially all of the mortgage loans and mortgage-backed securities that we will own will be qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

We currently believe that the loans, securities and other assets that we expect to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests.    Under the American Jobs Creation Act of 2004, a REIT that fails to satisfy either of the 5% or 10% securities limitations for a particular quarter will not be disqualified if (1) the failure is due to ownership of assets the total value of which does not exceed the lesser of 1% of the gross value of the REIT’s assets or $10,000,000 and (2) the REIT either disposes of assets to satisfy the securities ownership limitations within 6 months of the last day of the quarter in which the violation was identified or the REIT otherwise satisfies the securities ownership limitations within 6 months of the last day of the quarter in which the violation was identified. In the case of any other violation of an asset test, the American Jobs Creation Act of 2004 permits a REIT to avoid disqualification if:

•	the violation is due to reasonable cause and not due to willful neglect;

•	the REIT provides a schedule of the disqualifying assets to the IRS;

•	the REIT either disposes of the disqualifying assets described on the disclosure schedule within 6 months of the last day of the quarter in which the violation was identified or the REIT otherwise satisfies the asset tests within 6 months of the last day of the quarter in which the violation was identified; and

•	the REIT pays a penalty tax equal to the greater of (1) $50,000 or (2) a tax calculated at the highest corporate tax rates on the income generated by the disqualifying assets for the period beginning on the first date that such assets cause the REIT to fail an asset test and ending on the earlier of the date the REIT disposes of such assets or the end of the first quarter in which the REIT satisfies the asset tests.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, in excess of the special tax on income from foreclosure property,

minus the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or we can pay such distributions in the following taxable year if (1) we declare the distribution before we timely file our federal income tax return for the year, pay the distribution in such following year on or before the first regular dividend payment date after such declaration and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year or (2) we declare a dividend in October, November or December of any year with a record date in one of those months and pay the dividend on or before January 31 of the following year (in which case we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared).

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year (or by the time required for the second exception discussed in the preceding paragraph), at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. Distributions described in the first exception discussed in the preceding paragraph do not count as distributions in the prior year for purposes of the 4% nondeductible excise tax. In addition, if during the 10-year recognition period, we dispose of any asset subject to the built-in gain rules described above, we must, pursuant to guidance issued by the IRS, distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. See “ — Taxation of Taxable U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Possible examples of those timing differences include the following:

•	Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

•	We will recognize taxable income in advance of the related cash flow if any of our mortgage loans or mortgage-backed securities are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

•	We may recognize taxable market discount income when we receive the proceeds from the disposition of, or principal payments on, loans that have a stated redemption price at maturity that is greater than our tax basis in those loans, although such proceeds often will be used to make non-deductible principal payments on related borrowings.

•	We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

•	We may recognize phantom taxable income from any residual interests in REMICs or retained ownership interests in taxable mortgage pools.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, an agreement as to tax liability between us and an IRS district director, or, for taxable years beginning on or after January 1, 2005, a statement by us attached to an amendment or supplement to our tax return, we may be able to rectify any resulting failure to meet the 90% annual distribution requirement by paying “deficiency dividends” to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within 90 days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Code, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Failure to Satisfy Distribution and Other Requirements.    Under the American Jobs Creation Act of 2004, for taxable years beginning on or after January 1, 2005, a REIT may avoid disqualification for failures to meet REIT requirements (other than the gross income and asset tests) if the failure is due to reasonable cause and not due to willful neglect and the REIT pays a penalty of $50,000 for each such failure. We cannot predict, however, whether in all circumstances we would qualify for the relief provisions.

Failure To Qualify

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, then we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, a TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A corporation will not qualify as a TRS if it directly or indirectly operates or manages any hotels or health care facilities or provides rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. If a TRS directly or indirectly owns more than 35% of the voting power or value of the stock of another corporation, such other corporation will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to ensure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We have made an election to treat each of HBMC and Abetterwayhome as a TRS. HBMC will originate our loans and will be subject to corporate income tax on its taxable income. We believe that all transactions between us and HBMC and any other TRS that we form or acquire (including sales of loans from HBMC to us, HomeBanc Funding Corp., HomeBanc Funding Corp. II, HMB Acceptance Corp. or any other future qualified REIT subsidiary) will be conducted on an arm’s-length basis.

Taxation of Taxable U.S. Shareholders

As used in this discussion, the term “U.S. Shareholder” means a holder of our stock that, for federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	is an estate, the income of which is subject to federal income taxation regardless of its source; or

•	is any trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership holds our stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding our stock should consult their tax advisors.

Distributions Generally.    Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current and accumulated earnings and profits and, to that extent, will be taxable to the U.S. Shareholders. These distributions are not eligible for the dividends received deduction for corporations. On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under this law, certain “qualified dividend income” received by U.S. non-corporate shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally, under the new law, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced rates and, therefore, will continue to be subject to tax at ordinary income rates (generally, a maximum rate of 35% for taxable years 2003-2008), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as TRSs). Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (1) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (2) the excess of the REIT’s income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

To the extent that we make a distribution in excess of our positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder’s stock, and then the distribution in excess of such basis will be taxable to the U.S. Shareholder as gain realized from the sale of its stock. Dividends declared by us in October, November or December of any year payable to a U.S. Shareholder of record on a specified date in any such month will be treated as both paid by us and received by our shareholders on December 31 of that year, provided that we actually pay the dividends during January of the following calendar year. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Capital Gain Distributions.    Distributions to U.S. Shareholders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

We may elect to retain and pay income tax on net long-term capital gain that we received during the tax year. In this instance, U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gains as designated by us. The U.S. Shareholders will also be deemed to have paid their proportionate share of the tax we paid, which would be credited against such shareholders’ U.S. federal income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S. Shareholders’ shares will be increased by the excess of the amount of capital gain included in its income over the amount of tax it is deemed to have paid.

Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account on or after May 6, 2003 and before January 1, 2009, generally will be taxed to a non-corporate U.S. Shareholders at a maximum rate of 15%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions designated by us as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, we may designate, and will notify our shareholders, whether the dividend is taxable to non-corporate U.S. Shareholders at regular long-term capital gains rates (currently at a maximum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation.

Passive Activity Loss and Investment Interest Limitations.    Distributions from us and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, U.S. Shareholders will not be able to apply any “passive losses” against such income. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have the gain taxed at ordinary income rates. Shareholders are not allowed to include on their own federal income tax returns any of our tax losses.

Phantom Income.    We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments and experience an offsetting excess of economic income over our taxable income in later years. As a result, shareholders at times may be required to pay federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a shareholder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor’s before-tax return on the investment would be 10% and the investor’s after-tax return would be 7%. However, if the same investor purchased our common stock at a time when the before-tax rate of return was 10%, the investor’s after-tax rate of return on such stock might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

Any excess inclusion income that we recognize generally will be allocated among our shareholders to the extent that it exceeds our undistributed REIT taxable income in a particular year. A shareholder’s share of excess inclusion income would not be allowed to be offset by any net operating losses otherwise available to the shareholder.

Dispositions of Stock.    In general, a U.S. Shareholder will realize capital gain or loss on the disposition of our stock equal to the difference between the amount of cash and the fair market value of any property received on the disposition and the shareholder’s adjusted tax basis in the stock. This gain or loss will be a capital gain or loss if the U.S. Shareholder has held the shares as a capital asset. The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if the shareholder has held the asset for more than one year, it will produce long-term capital gain) and the shareholder’s tax bracket (the maximum long-term capital gain rate for non-corporate taxpayers currently being 15%). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% to a portion of capital gain realized by a non-corporate shareholder on the sale of our stock that would correspond to our “unrecaptured Section 1250 gain.” Shareholders should consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of stock that the shareholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Distributions from us to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute “unrelated business taxable income,” which we refer to as “UBTI,” unless the shareholder has borrowed to acquire or carry shares of our stock or has used the shares in a trade or business. However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of “pension-held REITs” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as such for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The restrictions on ownership of common stock in our articles of incorporation generally will prevent application of the pension-held REIT rules.

Taxation of Non-U.S. Shareholders

As used in this discussion, the term “non-U.S. Shareholder” means a nonresident alien or a corporation, estate or trust that is not a U.S. Shareholder.

In general, non-U.S. Shareholders will be subject to regular federal income tax with respect to their investment in us if the income from the investment is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United States (and, if a tax treaty applies, is attributable to a permanent establishment in the United States). A corporate non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable, on effectively connected earnings and profits. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Shareholders whose income from their investments in us is not so effectively connected (except to the extent that the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA,” rules discussed below treat such income as effectively connected income).

A distribution by us that is not attributable to gain from the sale or exchange of a “United States real property interest” and that we do not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that we pay the distribution out of our current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a federal income tax, required to be withheld by us, equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces this tax. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Shareholder’s basis in its stock (but not below zero) and then as gain from the disposition of such stock, the tax treatment of which is described under the rules discussed below with respect to dispositions of stock.

Under the Jobs Creation Act of 2004, for our taxable years beginning on or after January 1, 2005, distributions by us that are made with respect to a class of stock that is regularly traded on an established securities market in the U.S. and that are attributable to gain from the sale or exchange of a United States real property interest will be treated as ordinary dividends in the case of a non-U.S. Shareholder that does not own more than 5% of such class of stock at any time during such taxable year. In other cases, distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. Shareholder under the FIRPTA rules. Such distributions are taxed to a non-U.S. Shareholder as if the distributions were gains “effectively connected” with a United States trade or business. Accordingly, a non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty. The loans we hold generally will not be United States real property interests.

Distributions by us that are not attributable to gain from the sale or exchange of a United States real property interest but are designated by us as capital gain dividends, should not be subject to United States federal income tax.

We expect to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Shareholder unless:

•	a lower treaty rate applies and the non-U.S. Shareholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate;

•	the non-U.S. Shareholder files with us an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Shareholder’s trade or business so that no withholding tax is required; or

•	the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a U.S. real property interest, in which case tax will be withheld at a 35% rate.

If the amount of tax withheld by us with respect to a distribution to a non-U.S. Shareholder exceeds the shareholder’s United States tax liability, the non-U.S. Shareholder may file for a refund of such excess from the IRS.

Unless our stock constitutes a “U.S. real property interest” within the meaning of FIRPTA, a sale of our stock by a non-U.S. Shareholder generally will not be subject to federal income taxation. Our stock will not constitute a U.S. real property interest if we are a “domestically-controlled REIT” or, for our taxable years beginning on or after January 1, 2005, a “domestically-controlled qualified investment entity.” A domestically-controlled REIT or a domestically-controlled qualified investment entity is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Shareholders. We currently anticipate that we will be a domestically-controlled qualified investment entity and, therefore, that the sale of our stock will not be subject to taxation under FIRPTA. However, because our stock will be publicly traded, we cannot assure you that we will be a domestically-controlled qualified investment entity. If we were not a domestically-controlled qualified investment entity, a non-U.S. Shareholder’s sale of our stock would not be subject to tax under FIRPTA if our stock was “regularly traded” on an established securities market (such as the New York Stock Exchange) and the selling shareholder owned no more than 5% of the common stock throughout the applicable testing period. If the gain on the sale of stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if our stock is not a U.S. real property interest, a nonresident alien individual’s gains from the sale of stock will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

A purchaser of our stock from a non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased stock is “regularly traded” on an established securities market or if we are a domestically-controlled qualifed investment entity. Otherwise, the purchaser of our stock from a non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our common stock will be traded on the New

York Stock Exchange. We believe that we qualify under both the regularly traded and the domestically-controlled qualified investment entity exceptions to withholding but we cannot provide any assurance to that effect.

Upon the death of a nonresident alien individual, that individual’s stock in us will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

U.S. Shareholders.    In general, information reporting requirements will apply to payments of distributions on our stock and payments of the proceeds of the sale of our stock, unless an exception applies. Further, the payer will be required to withhold backup withholding tax if:

•	the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

•	the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

•	a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

•	the payee has failed to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s federal income tax and may entitle the shareholder to a refund, provided that the shareholder timely furnishes the required information to the IRS.

Non-U.S. Shareholders.    Generally, information reporting will apply to payments of distributions on our stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Shareholder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Shareholder’s foreign status and has no actual knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax and may entitle the shareholder to a refund, provided that the shareholder timely furnishes the required information to the IRS.

State and Local Taxes

We and/or our shareholders may be subject to taxation in various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The tax treatment of us and our shareholders may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.

Underwriting

J.P. Morgan Securities Inc., Friedman, Billings, Ramsey & Co., Inc., A.G. Edwards & Sons, Inc., William Blair & Company, L.L.C., Flagstone Securities, LLC and Jackson Securities, LLC are acting as representatives of the underwriters for this offering.

We and the underwriters named below have entered into an underwriting agreement covering all the shares of common stock to be sold in this offering. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares
J.P. Morgan Securities Inc.	3,990,000
Friedman, Billings, Ramsey & Co., Inc.	3,040,000
A.G. Edwards & Sons, Inc.	1,045,000
William Blair & Company, L.L.C.	570,000
Flagstone Securities, LLC	570,000
Jackson Securities, LLC	285,000

Total	9,500,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters initially will offer to sell shares to the public at the public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $0.301 per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $0.100 per share from the public offering price. After the public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 1,425,000 shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Overallotment Exercise	With Full Overallotment Exercise
Per share	$0.5005	$0.5005
Total	$4,754,750	$5,467,963

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the 1,425,000 shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Fbr.com, a division of FBR Investment Services Inc. will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Friedman, Billings, Ramsey & Co., Inc. intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Friedman, Billings, Ramsey & Co., Inc. Other than the prospectus in electronic format, the information on the Friedman, Billings, Ramsey & Co., Inc. website is not incorporated into this prospectus, and the website and the information appearing on that website are not a part of this prospectus.

The following table details the estimated offering expenses payable by us:

Securities and Exchange Commission registration fee	$12,033
National Association of Securities Dealers, Inc. filing fee	10,442
New York Stock Exchange supplemental listing fee	38,500
Printing and engraving expenses	250,000
Legal fees and expenses	450,000
Accounting fees and expenses	85,000
Transfer agent and registrar fees and expenses	5,000
Blue sky fees and expenses	2,500
Miscellaneous	74,142

Total	$927,617

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our executive officers and directors, GTCR and HBMC Holdings have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us or them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock they hold without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances. See “Shares eligible for future sale—Lock-up Agreements.”

The shares of our common stock in this offering will be listed on the New York Stock Exchange under the symbol “HMB.”

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. In connection with our initial public offering, we paid an advisory fee equal, in the aggregate, to 0.50% of the gross proceeds of that offering (excluding the gross proceeds from the shares of our common stock sold by us to GTCR) to J.P. Morgan Securities Inc. and Friedman Billings, Ramsey & Co., Inc. In addition, we have granted to J.P. Morgan Securities Inc., until August 19, 2005, a right of first refusal to act as a lead manager and sole or joint bookrunner in the case of any public or private offering pursuant to Rule 144A of our common stock.

JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is HBMC’s primary provider and arranger of warehouse financing. JPMorgan Chase Bank is currently the administrative agent, collateral agent and lender and J.P. Morgan Securities Inc. is sole book runner and lead arranger on a $775 million committed warehouse facility.

JPMorgan Chase Bank is the purchaser of mortgage loans in our $500 million uncommitted aggregation master repurchase agreement, as amended, that funds our accumulation of mortgage loans. JPMorgan Chase Bank also provides us a $3.5 million cash secured letter of credit relating to our lease obligations on our new corporate facility. The warehouse facility and letter of credit are renewed annually. In the future, JPMorgan Chase Bank may continue to provide financing in the form of warehouse credit facilities and mortgage repurchase agreements and anticipates entering into securitization transactions involving certain HBMC-originated loans. JPMorgan Chase Bank is also the counterparty on $425 million and $400 million, respectively, notional amount of interest rate swap and interest rate basis swap agreements that we have entered into.

HBMC typically has sold, pursuant to an agreement with a third party, its servicing rights related to Fannie Mae and Freddie Mac loans that it originates and sells. Following the expiration of this agreement and a competitive bidding process, HBMC entered into an agreement with JPMorgan Chase Bank to sell servicing rights to Fannie Mae and Freddie Mac loans originated and sold by HBMC. JPMorgan Chase Bank is an affiliate of J.P. Morgan Securities Inc.

J.P. Morgan Securities Inc. served as an underwriter in each of our two previous securitizations of mortgage loans. In addition, JPMorgan Chase Bank serves as the Custodian with respect to each of our two previous securitizations. J.P. Morgan Securities Inc. and JPMorgan Chase Bank may serve in similar capacities with respect to our future securitizations.

Legal matters

Legal matters in connection with this offering, including the validity of the shares of our common stock to be issued in the offering, are being passed upon for us by our counsel, Alston & Bird LLP, Atlanta, Georgia. Legal matters in connection with this offering are being passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

Ernst & Young LLP, an independent registered public accounting firm, have audited the consolidated financial statements of HBMC Holdings, LLC at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the balance sheet of HomeBanc Corp. as of March 17, 2004, as set forth in their reports. We have included such financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-11 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or in the exhibits which are part of the registration statement. For further information with respect to us and the common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits filed as part of the registration statement. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to and filed as a part of the registration statement for copies of the actual contract or document.

Copies of the registration statement, including the exhibits to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for more information about the public reference room and copy charges. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including us, that file with the Securities and Exchange Commission.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, accordingly, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission, including annual audited financial statements. Those periodic reports, proxy statements and other information are available for inspection and copying at the public reference room of the Securities and Exchange Commission and the website of the Securities and Exchange Commission referred to above. Reports, proxy statements and other information concerning us may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also provide information about us on our website at www.homebanc.com, but none of this website or any information on such site is incorporated in or is a part of, this prospectus.

HomeBanc Corp. and subsidiaries

condensed consolidated balance sheet

	September 30, 2004	December 31, 2003
	(Unaudited) (Dollars in thousands, except per share data)
Assets
Cash	$23,025	$1,722
Restricted cash	9,370	4,447
Mortgage loans held for sale, net	348,432	325,482
Mortgage loans held for investment, net of allowance of $1,659	2,016,043	—
Mortgage servicing rights, net	5,761	400
Accounts receivable	17,583	28,325
Prepaid assets, net	4,690	3,055
Premises and equipment, net	27,079	19,182
Goodwill, net	39,995	39,995
Deferred tax asset	6,163	—
Other assets, net	11,207	7,287

Total assets	$2,509,348	$429,895

Liabilities and shareholders’ equity
Warehouse lines of credit	$413,481	$257,045
Aggregation credit facilities	752,391	—
Loan funding payable	80,416	63,219
Accrued expenses	39,278	22,030
Debt	948,205	36,720
Deferred tax liability	—	5,969

Total liabilities	2,233,771	384,983
Minority interest	32	21

Commitments and contingent liabilities (Note 8)	—	—

Shareholders’ equity:
Preferred Stock – par value $0.01; 25,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock – par value $0.01; 150,000,000 shares authorized; 45,501,117 shares issued and outstanding (6,446,438 at December 31, 2003)	455	64
Additional paid-in capital	315,042	46,139
Retained deficit	(39,008)	(1,227)
Accumulated other comprehensive loss	(944)	(85)

Total shareholders’ equity	275,545	44,891

Total liabilities and shareholders’ equity	$2,509,348	$429,895

The accompanying notes are an integral part of these condensed consolidated financial statements.

HomeBanc Corp. and subsidiaries

condensed consolidated statement of operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(Unaudited)
	(Amounts in thousands, except share data)
Revenues:
Net gain on sale of mortgage loans	$6,371	$26,883	$33,789	$71,176
Other revenue	2,358	259	4,104	456
Interest income	19,644	8,125	36,570	20,697
Interest expense	(15,869)	(4,690)	(28,069)	(12,886)

Net interest income	3,775	3,435	8,501	7,811
Provision for loan losses	1,095	—	1,659	—

Net interest income after provision for loan losses	2,680	3,435	6,842	7,811

Total revenues	11,409	30,577	44,735	79,443
Expenses:
Salaries and associate benefits, net	14,235	10,412	39,997	28,927
Marketing and promotions	6,263	4,444	17,097	11,850
Occupancy and equipment expense	3,965	3,208	16,872	8,915
Depreciation	1,606	1,248	4,304	3,225
Interest expense, other	123	511	869	1,296
Minority interest	89	26	163	49
Other operating expense	5,303	3,968	13,136	9,830

Total expenses	31,584	23,817	92,438	64,092

(Loss) income before income taxes	(20,175)	6,760	(47,703)	15,351
Income tax (benefit) expense	(365)	2,988	(11,473)	6,361

Net (loss) income	$(19,810)	$3,772	$(36,230)	$8,990

Net (loss) income applicable to shares of common stock	$(19,810)	$3,772	$(36,230)	$8,990

Net (loss) income per common share outstanding:
Basic and diluted	$(0.61)	$0.60	$(2.37)	$1.45
Weighted average shares of common stock outstanding:
Basic and diluted	32,470,730	6,283,479	15,260,243	6,187,860

The accompanying notes are an integral part of these condensed consolidated financial statements.

HomeBanc Corp. and subsidiaries

condensed consolidated statement of

changes in shareholders’ equity

	Common Stock Shares	Common Stock	Additional Paid-in- Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	(Unaudited and dollars in thousands)
Balance at January 1, 2004	6,446,438	$64	$46,139	$(1,227)	$(85)	$44,891
Comprehensive income*
Net loss	—	—	—	(36,230)	—	(36,230)
Other comprehensive income (loss), net of taxes:
Net change in unrealized loss on cash flow hedges	—	—	—	—	(859)	(859)

Total comprehensive income (loss)	—	—	—	—	—	(37,089)
Issuance of common stock through initial public offering	38,750,000	388	265,352	—	—	265,740
Distribution to shareholders	304,679	3	3,551	(1,551)		2,003

Balance at September 30, 2004	45,501,117	$455	$315,042	$(39,008)	$(944)	$275,545

*	Comprehensive income for the nine months ended September 30, 2003 was $8.3 million. Comprehensive income (loss) for the three months ended September 30, 2004 was $(21.9) million, compared to $1.7 million for the three months ended September 30, 2003.

The accompanying notes are an integral part of these condensed consolidated financial statements.

HomeBanc Corp. and subsidiaries

condensed consolidated statement of cash flows

	For the Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	(Dollars in thousands)
Operating activities
Net (loss) income	$(36,230)	$8,990
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	4,304	3,225
Provision for loan losses	1,659	—
Provision for losses on representations and warranties associated with certain loan sales	3,720	862
Capitalization of mortgage servicing rights	(6,276)	—
Amortization of mortgage servicing rights	915	—
Loss on disposal of premises and equipment	5,730	—
Minority interest	11	16
(Decrease) increase in deferred taxes, net	(12,132)	5,755
Increase in restricted cash	(4,923)	—
(Increase) decrease in mortgage loans held for sale	(27,510)	9,949
Decrease (increase) in accounts receivable	10,742	(1,556)
Increase in prepaid assets	(1,635)	(23,156)
Increase in other assets	(4,170)	(50)
Increase (decrease) in accrued expenses	13,949	(409)

Net cash (used in) provided by operating activities	(51,846)	3,626

Investing activities
Originations of mortgage loans held for investment and principal collections, net	(2,017,702)	—
Purchases of premises and equipment, net	(13,153)	(8,841)

Net cash used in investing activities	(2,030,855)	(8,841)

Financing activities
Increase in warehouse and aggregation credit facilities, net	908,827	—
Net change in loan funding payable	17,197	—
Proceeds from debt issuance	965,087	—
Repayment of debt	(52,367)	—
Proceeds from issuance of common stock	265,352	—
Other	(92)	(26)

Net cash provided by (used in) financing activities	2,104,004	(26)

Net increase (decrease) in cash	21,303	(5,241)
Cash and cash equivalents at beginning of period	1,722	5,311

Cash and cash equivalents at end of period	$23,025	$70

The accompanying notes are an integral part of these condensed consolidated financial statements.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements

September 30, 2004

Note 1. Organization and Basis of Presentation

HomeBanc Corp. (“HomeBanc” or the “Company”) is a Georgia corporation engaged in the business of mortgage banking. The Company was formed on March 17, 2004 to, among other things, hold and service residential mortgage loans. The Company completed its initial public offering (the “Offering”) of 38,750,000 shares of common stock on July 19, 2004. The gross proceeds from the Offering were approximately $288.6 million, excluding the costs related to the Offering, principally $17.3 million in underwriting fees. As more fully discussed below, immediately prior to the Offering, the Company completed a corporate reorganization, through a merger with an affiliate, to meet the requirements for qualification as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Company intends to make an election to be taxed as a REIT effective for the tax year ended December 31, 2004.

In connection with the Company’s reorganization, the Company issued 6,751,107 shares of its common stock to HBMC Holdings, LLC (“Holdings”), a holding company for entities engaged in the business of mortgage banking. In return, the Company received all of the outstanding capital stock of Holdings’ wholly-owned subsidiary, Abetterwayhome Corp. Abetterwayhome Corp., in turn, owned Holdings’ principal operating entity, HomeBanc Mortgage Corporation (“HBMC”), an originator of residential mortgage loans. As a result of the reorganization, the Company temporarily became a wholly-owned subsidiary of Holdings and the owner of HBMC and all of Holdings’ other subsidiaries.

In July 2004, Holdings distributed, prior to the Offering, 6,101,677 shares of the HomeBanc Corp. common stock that it received in the reorganization to the holders of its preferred units. The total value of the distribution was equal to the aggregate value of, and in payment of, the capital accounts, including accumulated but unpaid distributions, of the preferred units as of the date of the closing of the Offering. This transaction has been accounted for in a manner similar to a pooling of interests, and the consolidated financial statements of HomeBanc Corp. include the combined entities from the earliest date presented.

The Company, through HBMC, originates residential mortgage loans through its 19 store locations and its 126 realtor store-in-store locations, located in the states of Georgia, Florida and North Carolina. HBMC’s mortgage product line includes conforming FNMA/FHLMC mortgage loans, FHA/VA government-insured mortgage loans, adjustable-rate mortgage loans, including construction-to-permanent and second lien mortgage loans, nonconforming jumbo loans and a limited volume of sub-prime mortgage loans. The Company’s strategy emphasizes retail residential mortgage loan originations, primarily purchase money mortgages. The Company executes its strategy through the formation of strategic marketing alliances with residential realtors and home builders who have a significant presence in their markets. As of September 30, 2004, the Company had 140 strategic marketing alliances, 76 of which were with residential realtors and 64 of which were with home builders.

Historically, HomeBanc sold a substantial number of the mortgage loans that it originated to third parties in whole loan and securitized form. As a result, the substantial majority of the

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Company’s revenue prior to January 1, 2004 was gain on sale of mortgage loans. During 2004, the Company began holding certain mortgage loans, primarily adjustable-rate mortgage loans with rates based on the London Interbank Offered Rate (“LIBOR”), for investment. HomeBanc expects to continue to hold these types of loans for investment in the future. These loans will be financed by equity and debt, primarily through the issuance of adjustable-rate notes through securitization transactions treated as secured borrowings of HomeBanc in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The entities used to complete the securitization transactions are not qualifying special purpose entities under SFAS No. 140 and are, therefore, consolidated. The Company has sold and presently expects to continue selling the majority of the fixed-rate mortgage loans that it originates. This change in the business model has resulted in a shift in revenue sources from gain on sale of mortgage loans to net interest income earned primarily on the mortgage loan portfolio held for investment.

At September 30, 2004, the Company had the following subsidiaries: HBMC; Abetterwayhome Corp.; HomeBanc Funding Corp.; HomeBanc Funding Corp. II; HMB Acceptance Corp.; Abetterwayhome Finance, LLC; Abetterwayhome Finance, LLC II; HomeBanc Mortgage Trust 2004-1; HomeBanc Mortgage Trust 2004-2; and HomeBanc Title Partners, LLC. All of these subsidiaries are wholly-owned by the Company, except for HomeBanc Title Partners, LLC, a joint venture in which Security First Title Affiliates, Inc., an agent offering title insurance to customers of the Company, owns a 15% equity interest. HBMC and Abetterwayhome Corp. have each made elections to be treated as a taxable REIT subsidiary. HomeBanc Funding Corp., HomeBanc Funding Corp. II and HMB Acceptance Corp. are treated as qualified REIT subsidiaries. Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II are single-member limited liability companies disregarded for federal income tax purposes and treated for such purposes as branches of Abetterwayhome Corp. HomeBanc Mortgage Trust 2004-1 and HomeBanc Mortgage Trust 2004-2 are statutory trusts and exempt from taxation. HomeBanc Title Partners, LLC is a limited partnership for federal income tax purposes. HomeBanc Funding Corp., HomeBanc Funding Corp. II, HMB Acceptance Corp., Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II, HomeBanc Mortgage Trust 2004-1 and HomeBanc Mortgage Trust 2004-2 are all bankruptcy-remote special purpose entities utilized in the financing of the Company’s operations.

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are necessary for the fair presentation of the financial condition and results of operations for the interim periods presented. Certain information and disclosures normally included in notes to consolidated financial statements have been condensed or omitted pursuant to applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). Due to the cyclical and seasonal nature of the mortgage banking industry, the results of operations for the interim periods reported herein are not necessarily indicative of results to be expected for the full year.

All material intercompany transactions have been eliminated in consolidation. Certain balances in the prior period have been reclassified to conform to the current presentation.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The accounting and reporting policies of HomeBanc and its subsidiaries conform with accounting principles generally accepted in the United States (“GAAP”) and general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of estimates include the adequacy of the allowance for loan losses (the “Allowance”), estimates of losses on repurchases of loans arising from representation and warranty claims, and estimates of fair value of financial instruments. Actual results, and future estimates, could differ from the estimates presented. The following is a summary of the more significant accounting policies of HomeBanc.

Transfers of Financial Assets

From time-to-time, the Company sells or securitizes mortgage loans. These transfers of financial assets are accounted for as sales for financial reporting purposes when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: the assets have been isolated from the Company; the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Transfers of financial assets not meeting the sale criteria are treated as secured borrowings. Tax treatment for transfers of financial assets is facts and circumstances dependent but does not necessarily match the treatment applied for financial reporting purposes.

Mortgage Loans Held for Sale

Mortgage loans held for sale include mortgage loans and any related deferred origination fees and costs. Deferred net fees or costs are not amortized during the period the loans are held for sale, but are recognized when the loan is sold. Mortgage loans held for sale are carried at the lower of aggregate cost or estimated fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements. Any adjustment to the carrying amount of loans arising through designated hedging relationships consistent with the requirements of SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, is considered in the determination of lower of cost or estimated fair value. Net unrealized losses are recognized in a valuation allowance by charges to income.

Gains and losses on the sale of loans are recognized at settlement date and are determined by the difference between the selling price and the carrying value of the loans sold. These transactions are treated as sales in accordance with SFAS No. 140. The Company maintains a reserve for estimated contingencies in the form of loss indemnification related to standard representations and warranties made in the sale of loans. The estimate is primarily based on the probability and severity of identified losses. Prior to 2004, the Company sold substantially all of

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

the mortgage loans that it originated on a servicing-released basis to various investors. The Company currently sells the majority of the fixed-rate mortgage loans it originates and retains for investment the majority of the adjustable-rate mortgage loans.

The majority of the loans originated by the Company are in the states of Georgia, Florida and North Carolina. As a result, real estate values in these markets impact the credit risk of loans held for sale.

Mortgage Loans Held for Investment

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are considered held for investment. Loans held for investment are recorded at their unpaid principal balance together with the net unamortized deferred loan origination costs and fees. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income is amortized to income over the estimated life of the loan using methods that approximate the interest method.

As of September 30, 2004 and December 31, 2003, the Company owned construction-to-permanent loans in the amount of $51.4 million and $25.3 million, respectively. These loans generally have terms of less than one year. The substantial majority of the loan balance is included in mortgage loans held for investment, while the remainder is included in mortgage loans held for sale. Also included are net deferred loan costs of $8.4 million and $0.7 million as of September 30, 2004 and December 31, 2003, respectively.

Allowance for Loan Losses

The Company began to maintain an Allowance as it began to accumulate mortgage loans for investment in the first quarter of 2004. Additions to the Allowance are based on assessments of certain factors, including historical loan loss experience of similar types of loans, the Company’s loan loss experience, the amount of past due and nonperforming loans, specific known risks, the value of collateral securing the loans and current and anticipated economic and interest rate conditions. Evaluation of these factors involves subjective estimates and judgments that may change. Additions to the Allowance are provided through a charge to earnings. Subsequent recoveries, if any, are credited to the Allowance.

Interest is recognized as revenue when earned according to the terms of the loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

basis until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Allowance was $1.7 million at September 30, 2004. As of that date, no losses had been charged to the Allowance. Provision expense for the three and nine months ended September 30, 2004 was $1.1 million and $1.7 million, respectively.

Mortgage Servicing Rights

Mortgage servicing rights (“MSRs”) are recognized when a mortgage loan is sold, servicing-retained, to a third party. In connection with the sale of mortgage loans, a portion of the cost of originating each loan is allocated to the MSRs based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service the loan, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The expense related to capitalized MSRs is amortized into other revenue in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans.

MSRs are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recognized monthly on an accrual basis based upon the terms of the underlying agreement. Generally, such agreements provide for fees based upon a percentage of the outstanding balance of the related loans. Servicing activities include the monthly collection of principal, interest and escrow payments and the performance of certain accounting and reporting functions on behalf of mortgage investors.

Commencing in December 2003, the Company began retaining servicing for those loans that it found economically attractive to service, namely a portion of the nonconforming mortgage loans and a limited number of loans sold to Fannie Mae. The Company also serviced construction-to-permanent loans during the construction phase of these mortgage loans. In addition, the Company generally has serviced loans that are the subject of sale transactions for up to 30 days after the loans are sold. HomeBanc serviced approximately $594.7 million of mortgage loans for third parties as of September 30, 2004 and, as of that date, had recorded $5.8 million in MSRs, net of amortization, related to these mortgage loans. HomeBanc amortized $0.4 million and $0.9 million, respectively, related to MSRs for the three- and nine-month periods ended September 30, 2004.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Goodwill and Intangibles

Goodwill relates to the excess of purchase price over net assets acquired in business combinations, and for years prior to 2002 was amortized over 20 years utilizing the straight-line method. Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which resulted in the cessation of amortization of goodwill. Amortization expense for goodwill was $2.2 million annually prior to the adoption of this new standard. Accumulated amortization was $3.6 million at September 30, 2004.

Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to at least an annual assessment for impairment by applying a fair value-based test. If the carrying value exceeds the fair value, goodwill is impaired. The Company regularly evaluates whether events and circumstances have occurred that indicate the value of goodwill may not be recoverable. In evaluating any potential impairment, the Company uses comparable market multiples and other market valuation techniques to determine the value of the Company and estimates the amount of goodwill that would be paid by a buyer in the current market. If goodwill is considered impaired, the impairment loss is the amount by which goodwill exceeds the fair value.

Stock-Based Compensation

The Company has elected to adopt the recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires a fair-value-based method of accounting for stock options and similar equity awards. The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model. Forfeitures are recognized as they occur.

Income Taxes

Because of its qualifying status as a REIT, the Company, as a stand-alone entity for income tax purposes, is not subject to taxation. The Company’s taxable REIT subsidiaries are subject to taxation. For those entities, the Company accounts for income taxes in accordance with SFAS No.109, Accounting for Income Taxes, which requires an asset and liability approach for accounting and reporting of income taxes. The provision for income taxes is comprised of taxes that are currently payable and deferred taxes that relate to temporary differences between the book basis and tax basis of assets and liabilities that will result in deductible or taxable amounts in future years when such assets and liabilities are recovered or settled. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management’s belief that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. When, in the opinion of management, it is “more likely than not” that the asset will be realized, no valuation allowance is established for deferred tax assets.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Reserve for Contingencies

The Company maintains a reserve for contingencies that arise in connection with certain loan sales to third parties. This reserve includes estimated losses on repurchases arising from representation and warranty claims and probable obligations related to disputes with investors on contractual obligations.

Derivative Financial Instruments

In accordance with SFAS No. 133, the Company records all derivative financial instruments in the consolidated balance sheet at their fair value. Changes in fair value are recorded each period in current earnings or other comprehensive income depending upon the purpose for using the derivative and/or its qualification, designation and effectiveness as a hedging instrument.

Derivative financial instruments and hedging activities – business perspective. The Company has developed risk management programs and processes designed to manage market risk associated with the Company’s business activities. Interest rate risk is a predominant risk that further influences a number of other business risks such as pricing risk, prepayment risk, valuation risk, balance sheet management and funding risk. As part of its risk management program, the Company utilizes derivative financial instruments to manage interest rate risks associated with its balance sheet activities. The Company’s derivative financial instrument positions include cash flow hedges of debt and loans and other freestanding derivative financial instruments.

Loan production activities include the origination of mortgage loans, the warehousing of those loans in inventory and the resale of those loans to investors in the secondary market. The Company utilizes derivative financial instruments to protect against and manage interest rate risk and pricing risk associated with its loans held for sale and its mortgage pipeline. SFAS No. 133 also defines the mortgage pipeline as a derivative financial instrument, which is marked-to-market through earnings. The fair value of derivative financial instruments associated with loans held for sale and the mortgage pipeline are included in other assets or other liabilities.

Variable Interest Entities

The Company owns contractual interests in segregated accounts of two captive private mortgage reinsurance companies controlled and managed by unaffiliated insurance companies, to which the Company had contributed $0.7 million of capital as of September 30, 2004. These arrangements provide the Company with income based upon the amount of capital required to support these policies and the claims experience of the private mortgage insurance sold by these entities to customers of HBMC, and in which the Company bears the second 5% of losses in an amount up to its capital contributions. The Company began its participation in these ventures in 2003. The Company consolidates its interests in the two captive private mortgage reinsurance companies consistent with FASB Interpretation (“FIN”) No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.

The revenues for the title and mortgage insurance ventures were $1.1 million and $0.5 million, respectively, for the nine-month period ended September 30, 2004, compared to $0.4 million and $0, respectively, for the same period in 2003.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Recent Accounting Pronouncement

On March 9, 2004, the SEC issued Staff Accounting Bulletin (“SAB”) No. 105, Application of Accounting Principles to Loan Commitments, which provides guidance regarding loan commitments that are accounted for as derivative instruments. In SAB 105, the SEC determined that an interest rate lock commitment should generally be valued at zero at the date of inception. The rate locks continue to be adjusted for changes in value resulting from changes in market interest rates. The Company adopted this new standard prospectively as of April 1, 2004, and implementation of SAB 105 did not have a material affect on the Company’s financial condition or results of operations since the Company did not previously recognize the value of such commitments at the date of their inception.

Note 3. Borrowings

Warehouse and Aggregation Facilities

Abetterwayhome Finance, LLC entered into a $500 million uncommitted master repurchase agreement, or “aggregation credit facility,” with JPMorgan Chase Bank on March 8, 2004, which was temporarily increased on June 7, 2004 to $1.0 billion. This line of credit initially bore interest at a rate equal to 30-day LIBOR plus 1% and was scheduled to terminate on the earlier of July 31, 2004 or the completion of HomeBanc Corp.’s first securitization following the Offering. On July 30, 2004, following the completion by HomeBanc of the Offering and the HomeBanc Mortgage Trust 2004-1 securitization, this facility was reduced to $500 million. The line was extended to July 14, 2005 and bears interest at a rate equal to 30-day LIBOR plus 0.6%.

On April 29, 2004, Abetterwayhome Finance, LLC II entered into an uncommitted $500 million mortgage repurchase facility with Bear Stearns & Co. This facility initially bore interest at a rate equal to 30-day LIBOR plus 1% and was scheduled to terminate on the earlier of July 31, 2004 or the completion date of the Offering. Following the completion by HomeBanc of the Offering, this line of credit was extended to July 14, 2005, and the terms were amended to provide a $300 million facility that bears interest at a rate equal to 30-day LIBOR plus 0.7%.

Warehouse and repurchase lines of credit are collateralized by substantially all mortgage loans held for sale and investment. The Company is subject to various debt covenants and was in violation of one such covenant related to the warehouse line of credit through JP Morgan Chase during the three months ended March 31, 2004. The Company received a waiver of such default. Amendments, including one related to the default, to the agreement have been completed. At September 30, 2004, the amount available under this facility, which expires July 7, 2005, was $775 million.

The Company and its subsidiaries were in compliance with all debt covenants as of September 30, 2004.

The Company was in violation of three covenants related to the $100 million repurchase line of credit (the “Repurchase Line”) dated August 8, 2003 through Credit Suisse First Boston Mortgage

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Capital, LLC (“CSFB”) during the three months ended March 31, 2004. The Company received a waiver of such defaults, and a related amendment to the Repurchase Line was completed. As of August 6, 2004, the Company amended the Repurchase Line to extend the maturity date to November 5, 2004. HBMC decided to terminate the Repurchase Line on September 30, 2004 and repaid in full the $27.7 million balance of the outstanding commitments under the Repurchase Line. Neither the Company nor HBMC incurred any penalties as a result of the termination of the Repurchase Line.

Collateralized Debt Obligations

On July 30, 2004, the Company completed a public offering through HomeBanc Mortgage Trust 2004-1 (the “Trust”) of approximately $965.1 million of notes (the “Notes”) backed by adjustable-rate, residential first mortgage loans. The Company has accounted for the securitization as a secured borrowing in accordance with the provisions of SFAS No. 140.

The Notes sold to the public included approximately $880.8 million of Class A Notes in two classes rated AAA by Standard & Poor’s and Aaa by Moody’s Investors Service and $84.3 million of Class M Notes in four classes rated AA and Aa2 by S&P and Moody’s, respectively. The investors in the Notes have no recourse to HomeBanc’s other assets for failure of debtors to pay when due. The value of the Notes is subject to credit, prepayment and interest rate risks on the transferred mortgage loans.

In connection with the issuance of the Notes, the Company incurred costs of $3.1 million, which were deducted from the proceeds of the securitization and are being amortized monthly in proportion to the outstanding balance of the Notes.

As of September 30, 2004, $970.5 million in mortgage loans classified as held for investment in the consolidated balance sheet were pledged as collateral for the Notes. The Company has credit exposure on loans it has securitized. The following table summarizes the loan delinquency information as of September 30, 2004:

Delinquency Status	Loan Count	Loan Balance (dollars in thousands)	Percent of Unpaid Securitized Balance	Percent of Total Assets
60 to 89 days	91	$15,020	1.6%	0.6%
90 days or more	—	—	—	—
In bankruptcy and foreclosure	—	—	—	—

Total	91	$15,020	1.6%	0.6%

Other

As of December 31, 2003, the Company had a note payable to the Bank of Montreal, bearing interest at the prime rate with a maximum borrowing capacity of $60.0 million. The note was payable on demand. During the third quarter of 2004, the Company repaid the balance of approximately $56.8 million outstanding under this agreement with proceeds from the Offering.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Note 4. Earnings per Share

Basic earnings per share represents income available to holders of shares of common stock divided by the weighted-average number of shares of common stock outstanding during the period. Diluted shares of common stock outstanding includes the weighted-average number of shares of common stock outstanding during the period, together with additional shares of common stock that would have been outstanding if dilutive potential shares of common stock had been issued, as well as any adjustment to income that would result from the assumed issuance.

Earnings per share of common stock have been computed based on the following (dollars in thousands):

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Net (loss) income	$(19,810)	$3,772	$(36,230)	$8,990

Net (loss) income applicable to common stock	$(19,810)	$3,772	$(36,230)	$8,990

Net (loss) income per common share outstanding:
Basic and diluted	$(0.61)	$0.60	$(2.37)	$1.45

Average number of shares of common stock outstanding:
Basic and diluted	32,470,730	6,283,479	15,260,243	6,187,860

Excluded from the computation of diluted shares for the three- and nine-month periods ended September 30, 2004 were 1,205,975 stock appreciation rights and 691,919 restricted stock units because the effect would be antidilutive due to the Company’s loss applicable to common stock.

Note 5. Stock-Based Compensation

During January and February 2004, the Company sold 300,000 common units from treasury to employees of HBMC at $0.10 per unit, which is the cost at which the units were originally repurchased by the Company. The units vested over a period of five years or upon a change in control of the Company. The fair value of such units was approximately $0.6 million and was being recognized as expense over the five-year vesting period. Fair value was determined based on the estimated per share value of the units in light of the then proposed Offering. Upon the change in control resulting from the Offering in the third quarter of 2004, these units immediately vested, and substantially all of the compensation expense was recognized in the third quarter of 2004.

During 2004, the Compensation Committee of the Company’s Board of Directors the (“Compensation Committee”) recommended for approval the Amended and Restated 2004 Long-

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Term Incentive Plan (the “LTIP”). On June 30, 2004, the LTIP was adopted by the Company’s Board of Directors and approved by the shareholders. The general provisions of the LTIP include the following:

•	Grants are awarded consistent with guidelines established by the Compensation Committee and may be in the form of stock options, restricted stock, restricted stock units (“RSU”), stock appreciation rights (“SAR”), performance awards, dividend equivalents or other stock-based awards. RSUs and SARs are the only grants which have been awarded to date and are described below.

•	Awards have a price equal to the market value of HomeBanc common stock at the date of grant.

•	Grants remain outstanding 10 years after their issue date.

•	All grants vest at 25% per year over four years from the grant date, except for grants to directors of the Company, which vest and become non-forfeitable on a prorated monthly basis over the 12 months following the date of the grant.

•	The LTIP expires in 2014.

•	The total number of shares available for issuance upon the grant or exercise of awards under the LTIP is 3,300,000.

Description of Stock Appreciation Rights

A SAR entitles the grantee to a payment equal to the appreciation in value of the underlying common stock over a specified time. SARs granted under the LTIP will be settled in common stock, subject to the satisfaction of vesting requirements. The base price of a SAR is equal to the fair market value of one share of common stock on the grant date. The grantee is entitled to a payment upon exercise of the SAR equal to the excess, if any, of the fair market value of the common stock at the exercise date over the base price (the “spread”), times the number of SARs being exercised. That payment is made in the form of common stock having a value equal to the aggregate spread on the SARs.

The SARs are granted with tandem dividend equivalent rights in the form of RSUs that are converted to shares when the SAR is exercised. The dollar amount of any dividends paid with respect to the SARs is converted to RSUs based on the stock price at the dividend payment date, and such RSUs are credited to the account of the SAR holder. When the SAR is exercised, the value of the accumulated RSUs (based on the stock price at the time of exercise) is added to the SAR spread, and the total value (if above zero) will be converted to shares of common stock to be delivered to the grantee. Such RSUs are subject to the same forfeiture and transfer restrictions and payment terms as apply to the SARs with respect to which they relate.

The following assumptions were used for grants of SARs during the third quarter of 2004: expected dividend yield of 0.00%; expected volatility of 19.67%; risk-free interest rate of 4.36%; and an expected life of 8.0 years.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Additional information with respect to SARs is as follows as of September 30, 2004:

	Weighted Average Price	Number
Outstanding at beginning of year	$—	—
Granted	7.53	1,280,820
Exercised	—	—
Canceled or surrendered	7.50	(74,845)

Outstanding at period-end	7.53	1,205,975

Options exercisable at period-end	$—	—

SARs outstanding and exercisable at September 30, 2004 are summarized as follows:

	SARs	Outstanding Weighted Average Remaining Life	Weighted Average Price	Outstanding and Exercisable
Range of Exercise Prices				SARs	Weighted Average Price
$7.50 – $9.65	1,205,975	45.5 months	$7.53	—	$—

During the quarter ended September 30, 2004, the Company recognized $0.2 million in expense related to SARs.

Description of Restricted Stock Units

RSUs represent the right to receive shares of common stock in the future, subject to the satisfaction of vesting requirements. Until the RSUs are settled on each applicable vesting date and stock is delivered, the grantee does not own actual shares of stock and, therefore, does not have voting rights or receive dividends. RSUs may be granted with tandem dividend equivalent rights, such that the dollar amount of any dividends paid on the Company’s common stock is converted to additional RSUs based on the stock price at the dividend payment date and credited to the account of the grantee. Such additional RSUs are subject to the same forfeiture and transfer restrictions and payment terms as apply to the RSUs with respect to which they relate. All of the RSUs granted to date have tandem dividend rights.

There were 723,994 RSUs with a weighted average fair value of $7.54 awarded during the third quarter of 2004. The market value as of date of grant of the RSUs is charged to expense on a pro-rata basis as the restrictions lapse. The total amount expensed for the third quarter of 2004 was $0.3 million. As of September 30, 2004, there were 691,919 RSUs outstanding with a weighted average price of $7.54.

Note 6. Income Taxes

Applicable income taxes for the three months ended September 30, 2004 were a benefit of $0.4 million, compared to an expense of $3.0 million for the three months ended September 30, 2003. Applicable income taxes for the nine months ended September 30, 2004 were a benefit of $11.5 million, compared to an expense of $6.4 million in the corresponding period during 2003.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

At September 30, 2004, the Company had a net deferred tax asset of $6.2 million, compared to a net deferred tax liability of $6.0 million at December 31, 2003. Based upon historical earnings and anticipated future earnings, management believes that normal operations will generate sufficient future taxable income to realize in full these deferred tax benefits. Therefore, no extraordinary strategies are deemed necessary by management to generate sufficient taxable income for purposes of realizing the net deferred tax asset.

As a result of HomeBanc Corp.’s intention to be taxed as a REIT, it does not pay any taxes as long as it continues to meet the criteria to be a REIT. HBMC, as a separate tax filer and a taxable REIT subsidiary of HomeBanc Corp., must record tax expense or benefit based on its stand-alone earnings or losses. From time-to-time, HBMC sells and transfers mortgage loans to the portfolio of loans held by HomeBanc Corp. for investment. For GAAP purposes, no gain on sale is recognized on mortgage loans sold and transferred to HomeBanc Corp.’s investment portfolio. However, for tax purposes, mortgage loans sold and transferred to HomeBanc Corp.’s portfolio are transferred at fair value, based on a transfer pricing study, resulting in a taxable gain on sale at HBMC. During 2003, all of the loans originated by HBMC were sold to unrelated parties, and the resulting gain on sale was recognized, both for tax and GAAP purposes. Since these transactions occurred outside of the REIT structure, they were taxed in accordance with applicable federal and state rates.

Note 7. Other Comprehensive Income

The following table presents a reconciliation of the net change in unrealized gains/losses on cash flow hedges for the nine months ended September 30, 2004:

	Before Tax Amount	Tax Expense	Net of Tax Amount
	(Dollars in thousands)
Change in unrealized gains/losses on cash flow hedges	$(1,981)	$—	$(1,981)
Less: Reclassification for gains/losses on cash flow hedges included in net earnings	1,839	(717)	1,122

Net change in the unrealized gains/losses on cash flow hedges	$(142)	$(717)	$(859)

Note 8. Commitments and Contingent Liabilities

The Company maintains a reserve for contingencies arising in connection with loan sales to third parties. The reserve was $4.5 million as of September 30, 2004. During the three- and nine-month periods ended September 30, 2004, $0.2 million and $0.6 million, respectively, of losses were charged against this reserve, and $1.2 million and $3.7 million, respectively, of additional provision for losses was recognized.

The Company entered into a 10-year lease for a new corporate facility that allowed HomeBanc to consolidate personnel located in three separate buildings. The new lease resulted in the early termination of one lease in 2003 and the abandonment of another lease in February 2004. The

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

Company recorded a non-cash charge of approximately $5.5 million as occupancy and equipment expense in February 2004 related to the abandonment of the second lease. The Company also expects to spend approximately $5.1 million to complete its new HomeBancWay II Loan software system.

Steven R. McClellan, the Company’s former Chief Financial Officer, submitted his resignation effective August 31, 2004. Mr. McClellan will serve as a consultant to the Company through December 31, 2004 and will receive monthly cash compensation for severance of approximately $36,000 from the Company through December 31, 2005. In connection with this arrangement, approximately $0.5 million was expensed during the third quarter of 2004, and $0.4 million has been included in the balance sheet at September 30, 2004 in accrued expenses.

The nature of the Company’s business requires compliance with various state and federal lending laws and exposes the Company to a variety of legal proceedings and matters in the ordinary course of business, primarily related to foreclosures, bankruptcies, condemnation and quiet title actions, and alleged statutory and regulatory violations. The Company is also subject to legal proceedings from time-to-time related to employee and employment issues. The Company presently believes that all of the proceedings to which it is presently subject, taken as a whole, will not have a material adverse impact on its financial condition or results of operations.

Note 9. Derivative Financial Instruments

The Company enters into derivative financial instrument transactions principally for the purpose of protecting against the risks of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. The Company is also required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative.

Under the guidelines of SFAS No. 133, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS No. 133 provides special hedge accounting provisions, which permit the change in the fair value of the hedged item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders’ equity, net of tax. Amounts are reclassified from accumulated other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings.

Under both fair value and cash flow hedging relationships, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

cash flows of the derivative financial instruments have been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative financial instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued. Cash flows from derivative financial instruments that are accounted for as fair value hedges or cash flow hedges under SFAS No. 133 are classified in the same category as the cash flows from the items being hedged.

The Company enters into forward sales contracts to reduce changes in cash flows upon the sale of its closed mortgage loan inventory in loans held for sale. Management had historically designated certain forward sales contracts as hedges of its closed loan inventory. Beginning in April 1, 2004, the Company changed its hedge accounting policy by designating the full change in fair value of its closed mortgage loan inventory as its hedged risk. As a result of this change, the Company discontinued hedge accounting until such time as the documentation and systems required to support the assessment of hedge effectiveness on a fair value basis could be completed. This analysis was not completed during the third quarter of 2004; therefore, all of the derivative financial instruments associated with mortgage loans held for sale were freestanding during the period, and, as a result, changes in the fair value of the derivative financial instruments during the period were recorded in current period earnings.

On March 5, 2004, the Company entered into a three-year interest rate swap with a notional amount of $100 million for which the Company will receive monthly payments at the 30-day LIBOR rate and make monthly payments at a fixed rate of 2.3525%. The Company terminated this swap on June 9, 2004 and realized a cash gain of $2.7 million. The amount included in accumulated other comprehensive income, net of tax, was $0.9 million as of September 30, 2004. The amount included in accumulated other comprehensive income represents the fair value of the derivative financial instrument designated as a cash flow hedge of the forecasted interest expense and is expected to be reclassified into earnings over the three-year period the swap was originally intended to span.

HomeBanc Corp. and subsidiaries

Notes to unaudited condensed

consolidated financial statements — (continued)

September 30, 2004

A summary of the Company’s position with respect to its derivative financial instruments by hedging category and designated hedged item, where appropriate, at September 30, 2004 and December 31, 2003 follows:

	September 30, 2004			December 31, 2003
	Notional Value	Derivative Asset	Derivative Liability	Notional Value	Derivative Asset	Derivative Liability
	(Dollars in thousands)
Cash Flow Hedges
Interest rate swaps (debt)	$400,000	$—	$4,072	$—	$—	$—
Interest rate basis swaps (debt/loans)	400,000	41	—	—	—	—
Other Derivative Instruments
Interest rate lock commitments	68,826	34	—	64,922	134	—
Forward contracts	104,385	—	220	102,035	—	129
Options on forward contracts	27,500	39	—	5,000	22	—
Interest rate swaps	25,000	—	167	—	—	—
Eurodollar future contracts	—	—	—	250,000	—	—

Note 10. Subsequent Events

On October 12, 2004, Abetterwayhome Finance, LLC (“Finance”) and HomeBanc Funding Corp. (“HomeBanc Funding”) entered into Amendment No. 4 (the “Amendment”) to the Company’s existing $500 million uncommitted master repurchase agreement dated as of March 8, 2004 (“Aggregation Facility”) with JPMorgan Chase Bank. Finance and HomeBanc Funding are subsidiaries of the Company. The Amendment resulted in a temporary increase in the maximum aggregate commitments under the aggregation facility from $500 million to $600 million for the period from October 12, 2004 through and including November 11, 2004. In addition, the Amendment permanently increased the sublimit under the aggregation facility for 5/6 or 3/6 adjustable rate mortgage loans so that such loans may constitute up to 50% of the aggregate repurchases under the aggregation facility.

On October 29, 2004, the Company completed an offering to the public through HomeBanc Mortgage Trust 2004-2 of approximately $876.8 million of notes backed by adjustable-rate, residential first mortgage loans. The Company has accounted for the securitization as a secured borrowing in accordance with the provisions of SFAS No. 140.

Report of Independent Registered Public Accounting Firm

Board of Directors

HomeBanc Corp.

We have audited the accompanying balance sheet of HomeBanc Corp. (the “Company”) as of March 17, 2004 (date of inception). The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of HomeBanc Corp. as of March 17, 2004 (date of inception), in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia

March 17, 2004

HomeBanc Corp.

Balance Sheets

March 17, 2004 (date of inception)

and March 31, 2004 (unaudited)

	2004
	March 17	March 31
		(unaudited)
Assets
Cash	$150	$150

Total assets	$150	$150

Liabilities	$—	$—

Shareholders’ equity
Shareholders’ equity:
Preferred – par value $0.01; 25,000,000 shares authorized; no shares issued or outstanding	$—	$—
Common – par value $0.01; 150,000,000 shares authorized; 10 shares issued and outstanding at March 17, 2004	—	—
Additional paid-in capital	150	150

Total shareholders’ equity	$150	$150

Total liabilities and shareholders’ equity	$150	$150

See accompanying notes.

HomeBanc Corp.

Notes to the Balance Sheets

March 17, 2004 (date of inception)

and March 31, 2004 (unaudited)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

HomeBanc Corp. (the “Company”) is a Georgia corporation engaged in the business of mortgage banking. The Company was formed on March 17, 2004 to, among other things, hold and service residential mortgage loans through its merger with an affiliate and execution of an initial public offering.

The Company intends to make an election to be taxed as a real estate investment trust, under the Internal Revenue Code of 1986, as amended, effective for the Company’s taxable year ended December 31, 2004.

2. Equity

The Company has authorized 25,000,000 preferred shares with a par value of $0.01 per share. As of March 17, 2004, no preferred shares were issued or outstanding.

The Company has authorized 150,000,000 shares of common stock with a par value of $0.01 per share. The Company issued 10 shares of common stock on March 17, 2004.

Report of Independent Registered Public Accounting Firm

Board of Directors

HBMC Holdings, LLC

We have audited the accompanying consolidated balance sheets of HBMC Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in unitholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HBMC Holdings, LLC and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Atlanta, Georgia

March 12, 2004

HBMC Holdings, LLC and subsidiaries

consolidated balance sheets

December 31	2003	2002
	(Dollars in Thousands, except unit data)
Assets
Cash	$1,722	$5,311
Restricted cash	4,447	—
Mortgage loans held for sale	325,482	475,018
Mortgage servicing rights	400	—
Accounts receivable	28,325	6,237
Prepaid assets	3,055	2,498
Premises and equipment, net	19,182	10,842
Goodwill, net	39,995	39,995
Other assets	7,287	—

Total assets	$429,895	$539,901

Liabilities and unitholders’ equity
Warehouse line of credit	$257,045	$367,634
Loan funding payable	63,219	80,572
Accrued interest payable	1,614	1,518
Accounts payable	3,974	1,175
Accrued expenses	16,442	15,301
Debt	36,720	36,720
Deferred tax liabilities	5,969	130

Total liabilities	384,983	503,050
Minority interest	21	—
Unitholders’ equity:
Class A Preferred – stated value $1,000; 7% cumulative yield; 98,000 units authorized, 36,053 and 36,102 units issued and outstanding at December 31, 2003 and 2002, respectively	43,512	40,618
Common – stated value $0.10; 28,865,385 units authorized; 28,686,923 units issued and outstanding at December 31, 2003 and 2002, respectively	2,610	2,610
Additional paid-in-capital	104	—
Treasury Common – 232,308 and 272,308 units at December 31, 2003 and 2002, respectively	(23)	(27)
Retained deficit	(1,227)	(5,992)
Accumulated other comprehensive loss	(85)	(358)

Total unitholders’ equity	44,891	36,851

Total liabilities and unitholders’ equity	$429,895	$539,901

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

consolidated statements of income

Year ended December 31	2003	2002	2001
	(Dollars in Thousands, except per unit amounts)
Revenues:
Net gain on sale of mortgage loans	$89,516	$77,746	$50,587
Other revenue	945	32	—
Interest income	27,358	18,604	21,153
Interest expense	(15,830)	(12,544)	(15,882)

Net interest income	11,528	6,060	5,271

Total revenues	101,989	83,838	55,858

Expenses:
Salaries and employee benefits	40,429	35,954	24,017
Marketing and promotions	16,970	9,307	6,416
Occupancy and equipment expense	12,722	10,505	9,255
Depreciation	4,722	3,401	3,488
Amortization	—	—	2,168
Interest expense, other	1,557	2,035	3,105
Minority interest	68	—	—
Other operating expense	12,132	7,542	5,659

Total expenses	88,600	68,744	54,108

Income before income taxes	13,389	15,094	1,750
Income tax expense (benefit)	5,678	6,204	(5,820)

Net income	$7,711	$8,890	$7,570

Net income applicable to common units	$4,765	$6,235	$5,344

Net income per common unit outstanding:
Basic & diluted	$0.17	$0.22	$0.19
Weighted average common units outstanding:
Basic & diluted	28,415,917	28,501,160	28,487,245

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

consolidated statements of changes in unitholders’ equity

	Class A Preferred	Common	Additional Paid-in- capital	Treasury Common	Retained Deficit	Accumulated Other Comprehensive Loss	Total Unitholders’ Equity
	(Dollars In Thousands)
Balance at January 1, 2001	$23,343	$2,589	$—	$—	$(17,571)	$—	$8,361
Issuance of common	—	15	—	—	—	—	15
Issuance of class A preferred	9,405	—	—	—	—	—	9,405
Accrued dividends on class A preferred	2,226	—	—	—	(2,226)	—	—
Net income	—	—			7,570	—	7,570

Balance at December 31, 2001	34,974	2,604	—	—	(12,227)	—	25,351
Issuance of common	—	6	—	—	—	—	6
Repurchase of treasury common	—	—	—	(27)	—	—	(27)
Issuance of class A preferred	2,989	—	—	—	—	—	2,989
Accrued dividends on class A preferred	2,655	—	—	—	(2,655)	—	—
Accumulated other comprehensive loss (net of income taxes of $228)	—	—	—	—	—	(358)	(358)
Net income	—	—	—	—	8,890	—	8,890

Balance at December 31, 2002	40,618	2,610	—	(27)	(5,992)	(358)	36,851
Issuance of common	—	—	104	4	—	—	108
Repurchase of class A preferred	(52)	—	—	—	—	—	(52)
Accrued dividends on class A preferred	2,946	—	—	—	(2,946)	—	—
Accumulated other comprehensive income (net of income taxes of $169)	—	—	—	—	—	273	273
Net income	—	—	—	—	7,711	—	7,711

Balance at December 31, 2003	$43,512	$2,610	$104	$(23)	$(1,227)	$(85)	$44,891

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

consolidated statements of cash flows

Year ended December 31,	2003	2002	2001
	(Dollars in Thousands)
Operating activities
Net income	$7,711	$8,890	$7,570
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	4,722	3,401	3,488
Amortization	—	—	2,168
Provision for losses	993	1,571	4,059
Loss on disposal of assets	574	95	—
Minority interest	21	—	—
Increase (decrease) in deferred tax liabilities	5,839	6,185	(5,827)
Increase in restricted cash	(4,447)	—	—
Originations of mortgage loans	(5,828,024)	(4,931,853)	(4,039,325)
Proceeds from sales of mortgage loans held for sale	5,869,183	4,898,601	3,851,663
Principal payments received on mortgage loans held for sale	22,578	15,625	3,730
Proceeds (repurchases) of construction-to-permanent loan participations	85,799	(43,673)	32,324
Increase in mortgage servicing rights	(400)	—	—
(Increase) decrease in accounts receivable	(22,088)	3,300	(8,588)
Increase in prepaid assets	(557)	(1,125)	(167)
(Increase) decrease in other assets	(7,287)	—	172
Increase (decrease) in accrued interest payable	96	(318)	(963)
Increase (decrease) increase in accounts payable	2,799	(566)	155
Increase in accrued expenses	70	3,749	4,813

Net cash provided by (used in) operating activities	137,582	(36,118)	(144,728)

Investing activities
Purchase of furniture, fixtures and equipment	(13,285)	(6,084)	(3,367)

Net cash used in investing activities	(13,285)	(6,084)	(3,367)

Financing activities
(Decrease) increase in warehouse line of credit, net	(110,589)	44,747	114,591
Net change in loan funding payable	(17,353)	4,271	23,949
Issuance of preferred and common units, net	52	2,995	9,420
Reissuance (purchase) of treasury common units, net	4	(27)
Repayment of debt	—	(7,935)	—

Net cash (used in) provided by financing activities	(127,886)	44,051	147,960

Net (decrease) increase in cash	(3,589)	1,849	(135)
Cash and cash equivalents at beginning of period	5,311	3,462	3,597

Cash and cash equivalents at end of period	$1,722	$5,311	$3,462

Supplemental disclosures
Cash paid during the year for interest	$18,234	$14,897	$19,950

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements

December 31, 2003

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

HBMC Holdings, LLC (“Holdings”), a Delaware limited liability company, is a holding company for entities engaged in the business of mortgage banking. Holdings is a limited liability company, with the liability of its members limited to their equity contributions. At December 31, 2003, the three subsidiaries of Holdings were Abetterwayhome Corp. (“Abetterwayhome”), a Delaware corporation, HomeBanc Mortgage Corporation (“HomeBanc”), a Delaware corporation, and HomeBanc Title Partners, LLC, a Florida Limited liability company (“Title Partners”). All of these entities are collectively referred to as the “Company”.

The Company, through its principal operating entity, HomeBanc, originates residential mortgage loans through its 16 store locations and its store-in-store locations, located in the States of Georgia, Florida and North Carolina. Its mortgage product line includes conforming FNMA/FHLMC mortgage loans, FHA/VA government insured mortgage loans, adjustable-rate mortgage loans, including construction to permanent and second lien mortgage loans, and a limited volume of sub-prime mortgage loans.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and any subsidiaries that meet the consolidation criteria of recent authoritative pronouncements as discussed below. All significant intercompany transactions and balances have been eliminated.

Holdings owns 100% of the outstanding shares of Abetterwayhome. Abetterwayhome owns 100% of the outstanding shares of HomeBanc. HomeBanc owns 75% of a joint venture with a title insurance agency that provides title insurance agency services to customers of HomeBanc Mortgage Corporation. This joint venture had assets and liabilities of $281,000 and $103,000, respectively, at December 31, 2003. This joint venture generated $120,000 of the Company’s net income in 2003.

The Company has adopted Financial Accounting Standards Board (“FASB”), Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities (“VIE”) and its revision (“FIN46-R”). FIN 46 and FIN46-R indicate when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a VIE is a company, partnership, trust or other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 and FIN46-R require a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or entitles it to receive a majority of the entity’s residual returns or both. A company that consolidates a VIE is called the primary beneficiary of that entity.

The Company’s consolidated financial statements include the assets, liabilities and activities of the VIEs for which it is deemed to be the primary beneficiary. The Company has contractual interests in segregated accounts of two captive private mortgage reinsurance companies

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

controlled and managed by unaffiliated insurance companies. These arrangements provide the Company with income based upon the amount of capital required to support these policies and the claims experience of private mortgage insurance sold by these entities to customers of HomeBanc Mortgage Corporation. As required by FIN 46 and FIN46-R, the Company consolidated these mortgage reinsurance captives with aggregate assets and liabilities of $284,000 and $116,000. These arrangements generated $168,000 of the Company’s net income in 2003.

Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the relevant period. Actual results could differ from those estimates. The most significant estimates relate to the determination of the adequacy of loss and repurchase reserves, the valuation of derivatives and the lower of cost or market analysis on mortgage loans held for sale.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

During 2003, the Company entered into an operating lease agreement relating to a new corporate facility. As part of the lease terms, the Company is required to maintain a letter of credit and cash in the amount of $3.5 million in a restricted interest-bearing account. A restricted cash account, with respect to this lease, must be maintained through 2011, unless the related lease agreement is otherwise terminated. This restricted cash amount and related letter of credit of $3.5 million is scheduled to be reduced to $1,750,000 at March 1, 2009, $875,000 at March 1, 2010 and $0 at March 1, 2011. The Company also has established a collateral margin account of $947,000, included in the balance of restricted cash, related to margin collateral securing one of the Company’s derivative positions.

Mortgage Loans Held for Sale

Mortgage loans held for sale include mortgage loans and any related deferred origination fees and costs. Deferred net fees or costs are not amortized during the period the loans are held for sale, but are recognized when the loan is sold. Mortgage loans held for sale are carried at the lower of aggregate cost or estimated fair market value as determined by aggregate outstanding commitments from investors or current investor yield requirements. Any adjustment to the carrying amount of loans resulting from the application of SFAS 133, Accounting for Derivative Financial Instruments and Hedging Activities is considered in the determination of lower of cost or estimated fair market value. Net unrealized losses are recognized in a valuation allowance by charges to income.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

Gains and losses on the sale of loans are recognized at settlement date and are determined by the difference between the selling price and the carrying value of the loans sold. These transactions are treated as sales in accordance with SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. At the time of sale, a reserve is established for estimated contingencies in the form of loss indemnification related to standard representations and warranties made in the sale. Historically, the Company has sold substantially all of the mortgage loans that it originated on a servicing released basis to various investors. The top three investors for each year purchased approximately 73%, 76% and 67% of the carrying value of loans sold for the years ended December 31, 2003, 2002 and 2001, respectively.

The majority of the loans originated by the Company are in the states of Georgia, Florida and North Carolina. As a result, real estate values in these markets impact the credit risk of loans held for sale.

Included in mortgage loans held for sale as of December 31, 2003 and 2002 was $25.3 million and $72.9 million, respectively, of construction-to-permanent loans with terms generally less than one year. Included in the balance sheet are net deferred loan costs of $731,000 and $81,000 as of December 31, 2003 and 2002, respectively.

The Company maintains custodial escrow accounts related to mortgage loans held for sale. The cash and related liability are not included in the Company’s consolidated financial statements. The off-balance sheet custodial escrow accounts held $1.4 million and $1.2 million at December 31, 2003 and 2002, respectively. These accounts include funds awaiting disbursement to purchasers of mortgage loans and funds to be used to pay taxes and insurance on properties securing the mortgage loans.

Mortgage Servicing Rights

During December 2003, the Company began retaining Mortgage Servicing Rights (“MSRs”) related to certain permanent loans that it found economically attractive to service. The Company collects monthly principal, interest and escrow payments and will perform certain accounting and reporting functions on behalf of the mortgage investor.

The Company recognizes MSRs when the mortgage loan is sold, servicing retained, to an investor. We have sold approximately $35.6 million of mortgage loans on which we have retained the MSRs in 2003, and have recorded $400,000 in MSR related to these mortgage loans. The fair values of MSRs are estimated by calculating the present value of the expected future cash flows associated with such rights, and are recorded at the lower of cost or market.

Interest Income on Loans

The accrual of interest on loans is discontinued at the time the loan is 90 days past due, unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are treated as non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans past due 90 days or more totaled $3.8 million and $0.5 million at December 31, 2003 and 2002, respectively.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

All current period interest accrued but not collected for loans that are treated as non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Accounts Receivable

Accounts receivable are primarily comprised of amounts due from investors related to the sale of mortgage loans. The majority of these balances are collected within 30 days following the end of each month. The balance is net of an allowance for estimated doubtful accounts. The allowance is calculated based on our history of related losses and our expectations of the collectibility of outstanding balances. This allowance was $40,000 as of December 31, 2003 and 2002, respectively, and there were no net losses charged to the allowance for each of 2003, 2002 and 2001. The related provision for doubtful accounts receivable was $0, $40,000 and $0 for 2003, 2002 and 2001, respectively.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Foreclosed assets of $1.1 million and $0 as of December 31, 2003 and 2002, respectively, were included in the caption other assets.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by straight-line methods over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are depreciated over the shorter of the period of the corresponding lease agreement or the improvement’s estimated useful life. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life are capitalized and depreciated over the estimated remaining life of the asset.

Goodwill and Intangibles

Goodwill relates to the excess of purchase price over net assets acquired in business combinations, and for years prior to 2002 was being amortized over 20 years utilizing the straight-line method. Effective January 1, 2002, the Company adopted FASB Statement No. 142, Goodwill and Other Intangible Assets (“Statement 142”), which resulted in the cessation of amortization of goodwill. Amortization expense for goodwill was $2.2 million annually prior to the adoption of this new standard. Accumulated amortization was $3.6 million at December 31, 2003 and 2002. Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests.

The carrying value of goodwill for the Company is subject to at least an annual assessment for impairment by applying a fair value-based test. If the carrying value exceeds the fair value,

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

goodwill is impaired. The Company regularly evaluates whether events and circumstances have occurred that indicate the value of goodwill may not be recoverable. In evaluating any potential impairment, the Company uses comparable market multiples and other market valuation techniques to determine the value of the Company and estimates the amount of goodwill that would be paid by a buyer in the current market. If goodwill is considered to be impaired, the impairment loss is the amount of the goodwill that exceeds the fair value. The Company had no impairment of goodwill for the years ended December 31, 2003 and 2002.

Fair Value of Financial Instruments

The financial instruments shown on the balance sheet include cash, notes and accounts receivable, interest receivable, mortgage loans held for sale, construction-to-permanent loans held for sale and warehouse lines of credit payable. The carrying amount for each of these items approximates fair value, except for mortgage loans held for sale that had an estimated fair value of approximately $331.8 million and $485.1 million at December 31, 2003 and 2002, respectively, both of which are in excess of carrying value. The estimated value of mortgage loans held for sale was derived based on outstanding commitments from investors or current investor yield requirements.

Loan Funding Payable

Loan funding payable represents amounts related to loans for which funds have been disbursed to the closing agent but have not been presented to the warehouse lenders for funding.

Repurchase Agreements

The Company has entered into repurchase agreements with three lenders as noted in Note 3 “Borrowings”. Repurchase agreements are accounted for as borrowings as the underlying loans are contractually subject to repurchase by the Company.

Reserve for Other Contingencies

The Company maintains a reserve for contingencies that arise in connection with loans that have been sold with recourse. This reserve includes estimated losses on repurchases arising from representation and warranty claims and probable obligations related to disputes with investors on contractual obligations. The reserve is included in accrued expenses in the consolidated balance sheets. Further discussion on the reserve for contingencies is included in Note 8.

Income Taxes

Holdings has elected to be treated as a partnership for federal and state income tax purposes. As a result, no provision for income taxes has been made for that entity. Holdings’ subsidiaries, Abetterwayhome, HomeBanc and Title Partners (the “Group”), are considered an affiliated group for federal income tax purposes. As such, the Group files a consolidated federal income tax return. The Group follows the practice of providing for income taxes on the basis of each member company’s contribution to consolidated taxable income or loss. Accordingly, the Company recognizes income tax expense or benefit based on the tax effects of all entities’ income or loss.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Advertising, Marketing and Promotion Costs

The Company incurred marketing, promotions, and advertising costs of $17.0 million, $9.3 million and $6.4 million for the years ended December 31, 2003, 2002, and 2001, respectively. The Company’s policy is to expense such advertising, marketing, and promotion costs as incurred. Included in these costs are amounts paid to third parties related to strategic marketing alliances. Also included in these totals were advertising costs of $2.4 million, $2.2 million and $1.2 million in 2003, 2002 and 2001, respectively.

Derivative Financial Instruments

The Company enters into derivative financial instrument transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. The Company is also required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative.

Under the guidelines of SFAS 133, as amended, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS 133 provides special hedge accounting provisions, which permit the change in the fair value of the hedged item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders’ equity, net of tax. Amounts are reclassified from other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

immediately in the income statement. At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued. Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges under SFAS 133 are classified in the same category as the cash flows from the items being hedged.

Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. At inception, the Company considers the rate lock to have no value. Thereafter, commitments are recorded at fair value on the balance sheet based on changes in the value from the inception of the rate lock to the current date. The Company manages the interest rate risk on rate lock commitments by entering into forward loan sale contracts, whereby the Company obtains the right to deliver residential loans to investors in the future at a specified yield. While the Company’s rate locks are economically hedged by entering into forward sales commitments, these derivatives do not receive special hedge accounting as defined by SFAS 133. Therefore, changes in value in the rate lock commitments and the associated forward sales commitments covering these rate locks are recognized in current period earnings.

The Company enters into forward sales contracts to minimize changes in cash flows upon the sale of its closed loan inventory in loans held for sale. Management has designated certain forward sales contracts as hedges of its closed loan inventory at and for each of the years ended December 31, 2003 and 2002. Under SFAS 133, these forward sales contracts for the right to deliver residential mortgages to those investors in the future at a specified yield may be treated as cash flow hedges and qualify for hedge accounting. The hedge effectiveness is evaluated based upon a calculation that compares the present value of the cumulative change in the expected variable future interest cash flows that are designated as the closed loans and the cumulative change in the fair value of the agreement designated as the hedging instrument. The calculation of ineffectiveness involves a comparison of the cumulative change in the fair value of the forward sales commitment and the cumulative change in the fair value of the closed loan. Hedge ineffectiveness is measured as the excess, if any, of the change in value of the forward sales commitment over the change in value of the closed loan hedged. The effect of this designation is that changes in the fair value of the derivative (i.e., the forward sales contracts) are recorded in other comprehensive income within unitholders’ equity and subsequently reclassified to earnings in the same periods that the hedged transaction impacts net earnings, generally within 90 days, with the ineffective portion of the hedge being recorded into earnings.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor about its obligations under certain guarantees and requires the guarantor to recognize a liability for the obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying item that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, while other guarantees are subject to just the disclosure requirements of FIN 45 but not to the recognition provisions. The disclosure requirements of FIN 45 were effective for the Company as of December 31, 2002 and require disclosure of the nature of the guarantee, the maximum potential amount of future payments the guarantor could be required to make under the guarantee and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are applied prospectively to guarantees issued or modified after December 31, 2002. The implementation of the accounting requirements of FIN 45 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities (“VIEs”), which provides guidance on how to identify a VIE and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur. In December 2003, the FASB issued FIN 46-R to address certain FIN 46 implementation issues. The Company has adopted FIN 46, and application of this guidance was effective for interests in the Company’s VIEs which were all created after February 1, 2003. Because of the creation date of the Company’s VIEs, FIN46-R had no significant effect on the Company. The application of FIN46 and FIN46-R did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133, and also amends certain other existing FASB pronouncements. In general, SFAS 149 is effective for derivative transactions entered into or modified, and for hedging relationships designated, after June 30, 2003. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In May 2003, FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

the financial statements of a subsidiary but would be classified as a liability in the parent’s financial statements under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. The Company does not believe any such entities existed as of December 31, 2003. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or liquidity.

On December 11, 2003, the SEC Staff announced its intention to release a Staff accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options, effective no later than for commitments entered into after March 31, 2004. The Company enters into such commitments with customers in connection with residential mortgage loan applications and, at December 31, 2003, had approximately $64.9 million in notional amount of these commitments outstanding. On March 9, 2004 the SEC issued Staff Accounting Bulletin No. 105, Loan Commitments Accounted For As Derivative Instruments. This bulletin clarified the timing of recognition of value associated with rate lock commitments, but did not require treatment of such commitments as written options. The Company is currently assessing the impact of this pending guidance on its results of operations and financial position.

Reclassifications

Certain balances in prior years have been reclassified to conform to the current presentation.

2. Premises and Equipment

Premises and equipment consist of the following at December 31, 2003 and 2002 (dollars in thousands):

December 31,	2003	2002
Furniture and fixtures	$8,759	$5,798
Leasehold improvements	4,759	4,632
Computer equipment	6,361	4,304
Software	5,077	2,871
Equipment	896	840
Work in progress	6,660	1,315

	32,512	19,760
Less accumulated depreciation	(13,330)	(8,918)

	$19,182	$10,842

Work in progress includes all capitalizable expenses incurred through December 31, 2003 primarily for leasehold improvements for the new corporate facility and costs related to a new loan system for the Company. The new corporate facility was completed in phases between September 2003 and March 2004. The Company has current commitments of approximately $3.0 million related to the completion of leasehold improvements and purchase of furniture for the new corporate facility. The implementation of the new loan system was in progress at

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

December 31, 2003 with an estimated completion date of June 2005. The Company had spent $3.6 million through December 31, 2003 related to the new loan system. The Company estimates that it will need approximately $10.4 million of additional capital to complete the project.

3. Borrowings

A summary of the Company’s borrowings are as follows (dollars in thousands):

December 31,	2003		2002
	$	Rate	$	Rate
Warehouse line of credit led by JPMorgan Chase Bank bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $455,000. Maturity date of December 2, 2004	$165,500	2.49%	$92,525	2.95%
Warehouse line of credit through Residential Funding Corporation bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $150,000 as of December 31, 2003. Maturity date of April 30, 2004	49,503	2.64%	194,379	3.44%
Repurchase line of credit through Merrill Lynch Mortgage Capital Inc. bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $150,000. Maturity date of February 25, 2005	31,044	2.40%	76,749	2.88%
Repurchase line of credit through Credit Suisse First Boston Mortgage Capital LLC bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $100,000. Maturity date of August 7, 2004	6,218	2.01%	—	—
As Soon as Pooled Plus® line of credit with Fannie Mae bearing interest at the Fed Funds rate plus a spread	4,780	1.80%	3,981	2.05%

Total warehouse debt	$257,045		$367,634
Note Payable to Bank of Montreal bearing interest at the prime rate and a maximum borrowing capacity of $60,000. Note payable due on demand	36,720	4.00%	36,720	4.25%

The warehouse and repurchase lines of credit are collateralized by substantially all mortgage loans held for sale. The Company is subject to various debt covenants. A violation of one such covenant was waived by the lender as of December 31, 2003. The Company is currently negotiating to extend or replace facilities maturing in the near term.

4. Equity

The Company has authorized 98,000 Class A Preferred units and had issued 36,053 and 36,102 such units at December 31, 2003 and 2002, respectively. These units earn a 7% cumulative yield,

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

which must be paid prior to any other distributions. The cumulative yield has been accrued and recognized in the financial statements, and totaled approximately $8.1 million and $5.2 million as of December 31, 2003 and 2002, respectively. The Class A Preferred units are non-voting units and have liquidation preferences relative to common units.

The Company has authorized 28,865,385 common units and had issued 28,686,923 common units as of December 31, 2003 and 2002. During 2002, the Company repurchased 561,539 common units from its primary investor. Subsequently, 289,231 of the treasury common units were sold in 2002 to employees at the same price as the repurchase price. The Company held 232,308 common units in treasury at December 31, 2003.

5. Earnings per Common Unit Outstanding

Basic earnings per common unit outstanding represents income available to holders of common units divided by the weighted-average number of common units outstanding during the period. Diluted common units outstanding reflects additional common units that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

Earnings per common unit have been computed based on the following (dollars in thousands):

Year ended December 31	2003	2002	2001
Net income	$7,711	$8,890	$7,570
Less: accumulated Preferred dividends	2,946	2,655	2,226

Net income applicable to common units	$4,765	$6,235	$5,344

Earnings per common unit outstanding:
Net income per common unit outstanding:
Basic and diluted	$0.17	$0.22	$0.19
Average number of common units outstanding:
Basic and diluted	28,415,917	28,501,160	28,487,245

6. Income Taxes

The income tax provision for the years ended December 31, 2003, 2002 and 2001 consisted of the following (dollars in thousands):

Year ended December 31,	2003	2002	2001
Current tax expense:
Federal	$240	$—	$—
State	405	—	—
Deferred tax expense (benefit):
Federal	4,414	5,429	(5,095)
State	619	775	(725)

Income tax expense (benefit)	$5,678	$6,204	$(5,820)

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

The income tax benefit of $5.8 million for the year ended December 31, 2001 was due to the reversal of a valuation allowance placed on the deferred tax assets related to a net operating loss carryforward. As of December 31, 2001, the valuation allowance was no longer necessary given the financial performance of the Company and the projected income over the operating loss carryforward period.

Deferred income tax balances reflect the impact of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates to be in effect when taxes are actually paid or recovered. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows (dollars in thousands):

December 31,	2003	2002
Deferred tax assets:
Deferred compensation	$624	$—
Net operating loss	—	1,991
Depreciation	—	339
Health claims to be paid	—	272
Change in unrealized gain or loss	59	228
Loss reserves	564	764
Other	16	149

Total deferred tax assets	1,263	3,743

Deferred tax liabilities:
Depreciation	1,347	—
Amortization	2,679	1,507
Deferred loan fees, net	2,770	2,366
Software development	436	—

Total deferred tax liabilities	7,232	3,873

Net deferred tax liability	$(5,969)	$(130)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates for the years shown are summarized as follows:

December 31,	2003	2002
Statutory rate	35.0%	35.0%
Increase resulting from: State taxes, net of federal tax benefit	6.0	6.0
Meals and entertainment	2.2	1.4
Other, net	(0.8)	(1.3)

Effective tax rates	42.4%	41.1%

A rate reconciliation for the year ended December 31, 2001 would not be meaningful due to the impact of the reversal of the valuation allowance related to deferred tax assets.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

7. Lease Commitments

The Company leases its office space and certain equipment under noncancellable operating leases. Certain leases contain renewal options and escalation clauses. Rent expense was $9.2 million, $7.9 million and $6.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The following is a summary of the Company’s noncancellable future minimum payments required under such leases for the year ended December 31, 2003 and each of the succeeding years ended December 31, (dollars in thousands):

2004	$10,930
2005	12,082
2006	12,059
2007	10,412
2008	8,762
Thereafter	30,882

Cumulative	$85,127

The Company has entered into a lease for a new corporate facility that will allow the Company to consolidate personnel located in three separate buildings. The new lease resulted in the early termination of one lease in 2003 and the abandonment of another lease in 2004. The Company recorded a charge of $574,000 related to the 2003 termination and will record a non-cash charge of approximately $5.5 million in February 2004 related to the abandonment of the second lease.

8. Commitments and Contingencies

Legal Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of the Company’s management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

Loans Sold With Recourse

The Company enters into residential mortgage loan sale agreements with investors in the ordinary course of its business. These agreements usually require the Company to make certain representations concerning credit information, loan documentation, collateral, and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans that the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale of the underlying mortgage loan. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided, and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. Total loans sold with servicing released, were $5,834

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

million, $4,899 million, and $3,893 million in 2003, 2002, and 2001, respectively. Total loans repurchased during 2003, 2002, and 2001 were $1.3 million, $3.9 million, and $0.9 million, respectively. The Company has agreed to indemnify purchasers for future losses, if incurred, on $52.6 million of loans outstanding at December 31, 2003. In addition, total loans sold of $42.1 million remained uninsured as of December 31, 2003. The volume and balance of uninsured government loans may be affected by processing or notification delays. Management believes the majority of the uninsured loans at December 31, 2003 will become insured during the normal course of business. To the extent insurance is not obtained, the loans may be subject to repurchase.

Uninsured government loans, which were ultimately repurchased, have been included in the repurchase totals above. The provision for losses was $1.0 million, $1.6 million and $4.1 million for 2003, 2002 and 2001, respectively. Losses charged against the liability for estimated losses, including uninsured government loans, were $1.2 million, $2.9 million, and $0.8 million for 2003, 2002, and 2001, respectively. At December 31, 2003 and 2002, the liability for estimated losses on repurchase and indemnification was $1.4 million and $0.3 million, respectively, and was included in accrued expenses as a component of total loss reserves. At December 31, 2003, 2002 and 2001, the Company had total loss reserves of $1.8 million, $2.0 million and $3.3 million, respectively.

Loan Commitments

Commitments to extend credit are agreements to lend. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements. Commitments to extend credit with committed interest rates totaled $211.4 million and $266.2 million at December 31, 2003 and 2002, respectively. The total mortgage loan pipeline totalled $807.1 million and $1,022.7 million at December 31, 2003 and 2002, respectively.

The Company enters into forward contracts for the future delivery of residential mortgage loans and mortgage-backed securities at a specified interest rate to reduce the interest rate risk associated with loans held for sale and commitments to fund loans. These contracts are considered derivative instruments under SFAS 133, and the fair value of these contracts due to interest rate risk are recorded on the balance sheet as either derivative assets or derivative liabilities. Further discussion on derivative instruments is included in Notes 1 and 12.

9. Employee Benefit Plans

The Company has a defined-contribution employee benefit plan incorporating provisions of section 401(k) of the Internal Revenue Code. Employees of the Company are able to participate in the plan immediately upon employment and are eligible for the Company’s matching contributions after completing one year of employment. Under the plans’ provisions, a plan member may make contributions, on a tax-deferred basis, from 1% to 15% of total compensation not to exceed the maximum established annually by the Internal Revenue Code. The Company makes discretionary contributions and matching contributions, with the match equal to 33% of the employee’s contribution, up to a maximum of 3% of the employee’s total

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

calendar year compensation. The matching contribution was reduced from 50% to 33% effective January 1, 2002. Plan contributions charged to expense were $1.4 million, $1.0 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company began a deferred compensation plan during 2003. Management and highly compensated employees of the Company are eligible for participation. Participants elect to defer a portion of their compensation, on a tax-deferred basis, into the plan. The Company has established a Rabbi Trust to hold the assets of the plan separate from the Company’s general assets. The Company incurred $28,000 in expenses related to the plan for the year ended December 31, 2003.

10. Related Party Transactions

The Company has entered into various agreements with its primary investor regarding services provided by the investor to the Company. The Company paid $95,000 in fees during 2001 to this investor in connection with the placement of equity of the Company. In addition, the Company is committed to make annual payments of $100,000 for other management and advisory services provided by this investor. Amounts accrued but unpaid since inception related to this fee as of December 31, 2003 and 2002 were $0.4 million and $0.3 million, respectively.

11. Regulatory Compliance

HomeBanc is required to satisfy minimum net worth capital requirements with various governmental agencies. HomeBanc was in compliance with such minimums as of December 31, 2003.

The Company is also covered under a Mortgage Bankers Blanket Bond policy. The bond is carried with Federal Insurance Company and is in the amount of $5.0 million. In addition, the Company is covered by an errors and omissions policy by the same carrier in the amount of $5.0 million.

The Company is subject to various capital requirements in connection with seller/servicer agreements that the Company has entered into with secondary market investors. Failure to maintain minimum capital requirements could result in the Company’s inability to originate and service loans for the respective investor and, therefore, could have a direct material effect on the Company’s financial statements. The Company was in compliance with such minimums as of December 31, 2003.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

12. Derivatives

The notional amount of forward loan sale commitments hedging loans held for sale was $61.0 million and $116.6 million at December 31, 2003 and 2002, respectively. Risk management results related to the hedging of warehouse loans are summarized below and are included in the caption entitled “Net gain on sale of mortgage loans” in the accompanying consolidated statements of income for 2003 and 2002 (dollars in thousands):

Year ended December 31,	2003	2002	2001
Increase (decrease) in fair value of designated forward loan sale commitments	$21	$(559)	$(596)
(Decrease) increase in fair value of closed loans hedged	(10)	615	598

Net hedge ineffectiveness on closed loan hedge	$11	$56	$2

For the years ended December 31, 2003, 2002 and 2001, net gains (losses) related to the early termination of forward loan sale commitments were $(0.9) million, $(0.3) million and $1.4 million. Such terminations were due to the underlying forecasted transaction no longer being probable. Included in net interest income are derivative gains of $0.9 million related to hedges of warehouse borrowings.

The notional amount of undesignated forward loan sale commitments was $41.0 million and $81.6 million at December 31, 2003 and 2002, respectively. The notional amount of undesignated interest rate lock commitments was $64.9 million and $111.0 million at December 31, 2003 and 2002, respectively.

Risk management results related to the undesignated hedging of interest rate lock commitments with undesignated forward loan sale commitments are summarized below and are included in the caption entitled “Net gain on sale of mortgage loans” in the consolidated statements of income are as follows (dollars in thousands):

Year ended December 31,	2003	2002	2001
Realized loss on undesignated forward loan sale commitments recognized to income	$(27)	$(419)	$322
Gain on undesignated interest rate lock commitments recognized to income	134	181	(321)

Net gain (loss) on undesignated derivatives	$107	$(238)	$1

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

Information pertaining to the notional amounts of the Company’s derivative financial instruments utilized in pipeline and loans held for sale hedging is as follows (dollars in thousands). These derivative financial instruments were recorded in the Company’s balance sheet in accordance with SFAS No. 133.

	December 31, 2003		December 31, 2002
	Notional Amount	Credit Risk (1)	Notional Amount	Credit Risk (1)
Forward loan sale commitments	$102,035	$207	$198,198	$289
Purchased Options	5,000	—	22,000	7
Interest rate lock commitments	64,922	134	$110,997	181

Total	$171,957	$341	$331,195	$477

(1)	Credit risk represents the amount of gross unrealized gain included in derivative assets that is subject to counterparty credit risk. The credit risk for the interest rate floors and forward loans sale commitments is equivalent to their fair market value. The interest rate lock commitments are classified as derivative assets as of December 31, 2003 and 2002. The fair value of these derivative assets were $134,000 and $181,000 at December 31, 2003 and 2002, respectively.

On a limited basis, the Company enters into derivative instruments, primarily interest rate swaps and futures, to hedge the variability of cash flows related to interest payments on its warehouse line of credit. As of December 31, 2003 there was one such instrument outstanding with a notional amount of $100 million and a net loss of $894,000 which is included as a component of interest expense.

The amounts included in other comprehensive income, net of tax, of ($85,000) and ($358,000) as of December 31, 2003 and 2002 represent the fair value of derivative instruments designated as cash flow hedges of the forecasted sales of mortgage loans held for sale and are all expected to be reclassified into earnings in the twelve months following the balance sheet date.

Derivative financial instruments used for other-than-trading purposes at December 31, 2003 are all scheduled to mature within the next year.

13. Subsequent Event

As of March 12, 2004, the Company is in the initial phases of reorganizing with HomeBanc Corp., a Georgia corporation that intends to elect to be taxed as a real estate investment trust (“REIT”). As a part of this process, the Company commenced holding certain of its loan production for its own portfolio financed through an uncommitted $500 million mortgage repurchase facility with JPMorgan Chase Bank.

9,500,000 Shares

Common Stock

Prospectus

JPMorgan	Friedman Billings Ramsey

A.G. Edwards

William Blair & Company

Flagstone Securities

Jackson Securities

February 3, 2005